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ACCURIDE CORPORATION INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on November 9, 2010

Registration No. 333-170108

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Pre-effective
Amendment No. 1
to

Form S-4

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Accuride Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3714 (Primary Standard Industrial Classification Code Number)	61-1109077 (I.R.S. Employer Identification No.)

7140 Office Circle
Evansville, Indiana 47715
Telephone: (812) 962-5000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Stephen A. Martin
Senior Vice President / General Counsel
Accuride Corporation
7140 Office Circle
Evansville, Indiana 47715
Telephone: (812) 962-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Christopher D. Lueking, Esq. Bradley C. Faris, Esq. Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 Telephone: (312) 876-7700	Rodd M. Schreiber, Esq. Casey T. Fleck, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606 Telephone: (312) 407-0700

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

           If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

           If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

  Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
  Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

 CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)

Common Stock, $0.01 par value per share	34,600,278	$12.40	$429,043,447	$30,591

(1)
This Registration Statement registers the maximum number of shares of the Registrant's common stock, $0.01 par value per share, that may be issued in connection with the conversion offer by the Registrant for up to $145,250,001 aggregate principal amount of the Registrant's outstanding 7.5% Senior Convertible Notes due 2020, assuming the completion of the reverse stock split described in the Registration Statement. Pursuant to Rule 416 of the Securities Act of 1933, as amended, which we refer to as the "Securities Act," the number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued or become issuable in connection with stock splits, stock dividends, recapitalizations or similar events.

(2)
Calculated by dividing the proposed maximum aggregate offering price of $429,043,447 by 34,600,278, which is the maximum number of shares of common stock that may be issued in the conversion offer.

(3)
Estimated solely for purpose of calculating the registration fee pursuant to Rules 457(c) and (f)(1) under the Securities Act based on the product of (i) $12.40, as adjusted to reflect the reverse stock split, which is the average of the bid and asked price per share for the Registrant's common stock on November 3, 2010, and (ii) 34,600,278, which represents the maximum number of shares of the Registrant's common stock that may be issued in connection with the conversion of $145,250,001 aggregate principal amount of the convertible notes, after giving effect to the reverse stock split.

(4)
The amount of the filing fee has been calculated in accordance with Section 6(b) of the Securities Act and is equal to $71.30 for each $1,000,000 of the Proposed Maximum Aggregate Offering Price. In connection with the initial filing of this registration statement, $28,864 of the filing fee was previously paid on October 22, 2010.

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this offer to convert and consent solicitation/prospectus may change. We may not complete the offer to convert and consent solicitation and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This offer to convert and consent solicitation/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer is not permitted.

AMENDED AND RESTATED OFFER TO CONVERT AND CONSENT SOLICITATION/PROSPECTUS

Offer to Increase Conversion Rate to 238.2119 Shares of Post-Reverse Split Common Stock per $1,000
Principal Amount of Accuride Corporation's 7.5% Senior Convertible Notes due 2020 and Solicitation of
Consents to Amend the Related Indenture

(CUSIP Nos. 00439T AA5, 00439T AC1, U0045X AA9, 00439T AB3 and 00439T AG2)

           THIS CONVERSION OFFER AND THE CONSENT SOLICITATION WILL EXPIRE AT 12:00 MIDNIGHT (ONE MINUTE AFTER 11:59 P.M.), NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 23, 2010, UNLESS EXTENDED, WHICH WE REFER TO AS THE "EXPIRATION DATE."

           We are offering to increase the conversion rate for holders of our 7.5% Senior Convertible Notes due 2020, which we refer to as our "convertible notes," who surrender their convertible notes for conversion into shares of our post-reverse split common stock in accordance with the terms and subject to the conditions described in this amended and restated offer to convert and consent solicitation/prospectus and the accompanying amended and restated letter of transmittal and consent, which we collectively refer to as the "conversion offer." As of November 8, 2010, approximately $145.3 million aggregate principal amount of convertible notes were outstanding. We refer to this amended and restated offer to convert and consent solicitation/prospectus as the "offer to convert and consent solicitation/prospectus," and we refer to the amended and restated letter of transmittal and consent as the "letter of transmittal and consent."

           The conversion offer was commenced, and the initial offer to convert and consent solicitation/prospectus was disseminated, on October 22, 2010. Since the commencement of the conversion offer, we and our advisors have received feedback from holders of convertible notes, who we refer to as the "noteholders," regarding the initial terms of the conversion offer. Based on this feedback, we are hereby amending the conversion offer to (1) remove the proposed sponsored underwritten secondary offering of shares of post-reverse split common stock acquired in the conversion offer and (2) remove the "lock-up" agreement covering shares of post-reverse split common stock issued in the conversion offer. The other material terms of the conversion offer remain unchanged and are set forth below.

           Giving effect to our proposed 1-for-10 reverse stock split, and prior to the completion of the conversion offer, the convertible notes are currently convertible at a conversion rate of 140.7234 shares of post-reverse split common stock per $1,000 principal amount of convertible notes, which is equivalent to a conversion price of approximately $7.11 per share of post-reverse split common stock. In the conversion offer, noteholders may surrender their convertible notes for conversion at a conversion rate of 238.2119 shares of post-reverse split common stock per $1,000 principal amount of convertible notes, which is equivalent to a conversion price of approximately $4.20 per share of post-reverse split common stock, plus cash paid in lieu of fractional shares. This represents an effective increase in the conversion rate of 69% per $1,000 principal amount of convertible notes, which is equivalent to a decrease in the conversion price of approximately 41% per share.

           As part of the conversion offer, we are soliciting consents from the noteholders to amend the indenture governing the convertible notes, which we refer to as the "convertible notes indenture." We refer to our solicitation of these consents as the "consent solicitation." These proposed amendments would eliminate the conditions to our optional redemption of the convertible notes and permit us to redeem the convertible notes at a price equal to 100% of the principal amount of the convertible notes at any time, and would eliminate certain events of default, many of the restrictive covenants and certain other provisions in the convertible notes indenture. We refer to these proposed amendments to the convertible notes indenture as the "proposed amendments." Noteholders are required to deliver consents to the proposed amendments in order to participate in the conversion offer, and noteholders may not deliver consents to the proposed amendments unless they surrender their convertible notes for conversion in the conversion offer. Upon completion of the conversion offer, we intend to cause the redemption of the remaining outstanding convertible notes to occur as promptly as practicable, subject to applicable laws and the terms of our indebtedness, as well as our available cash on hand.

           The conversion offer and consent solicitation are conditioned upon, among other things, (1) the effectiveness of the registration statement of which this offer to convert and consent solicitation/prospectus forms a part, (2) no stop order suspending the effectiveness of the registration statement of which this offer to convert and consent solicitation/prospectus forms a part having been issued and no proceedings for that purpose having been initiated or threatened, (3) the receipt of valid surrenders of convertible notes and consents to the proposed amendments, not properly withdrawn, from at least a majority in principal amount of the outstanding convertible notes and at least a majority in principal amount of the outstanding convertible notes not owned by Accuride or its affiliates and (4) the other conditions set forth below under the section titled "The Conversion Offer and Consent Solicitation—Conditions to the Conversion Offer and Consent Solicitation."

           The convertible notes are not listed on any national securities exchange and there is no established trading market for the convertible notes. Our common stock is currently traded on the OTC Bulletin Board, which we refer to as the "OTCBB," under the symbol "ACUZ." As of November 8, 2010, the closing price of our pre-reverse split common stock on the OTCBB was $1.28 per share and 12,629,502 shares of our post-reverse split common stock were outstanding. Assuming that 100% of the convertible notes are accepted for conversion in the conversion offer, 34,600,278 shares of post-reverse split common stock would be issued in the conversion offer, and 47,229,780 shares of our post-reverse split common stock would be outstanding after completion of the conversion offer. We intend to file an application to relist our common stock on a national securities exchange, and intend to relist our common stock on a national securities exchange as soon as practicable following the completion of the conversion offer.

           Conversion of the convertible notes and an investment in the common stock involves risks. See "Risk Factors" beginning on page 14 for a discussion of issues that you should consider with respect to the conversion offer and consent solicitation.

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this offer to convert and consent solicitation/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lead Dealer Manager and Solicitation Agent

Credit Suisse

Co-Dealer Manager and Solicitation Agent

Nomura

The date of this offer to convert and consent solicitation/prospectus is November 9, 2010.

i

NOTICE TO INVESTORS

        As used in this offer to convert and consent solicitation/prospectus, except where the context otherwise requires or as otherwise indicated, "Accuride," the "Company," "we," "our," and "us" refer to Accuride Corporation and its subsidiaries.

        This offer to convert and consent solicitation/prospectus incorporates important business and financial information about us that is not included in or delivered with this offer to convert and consent solicitation/prospectus. Information incorporated by reference is available without charge to noteholders upon written or oral request to us at Accuride Corporation, 7140 Office Circle, Evansville, Indiana 47715, Attention: Investor Relations, or by telephone at (812) 962-5000. To obtain timely delivery, noteholders must request the information no later than five business days before November 23, 2010, the present expiration date of the conversion offer.

        You should rely only on the information contained in this offer to convert and consent solicitation/prospectus. We have not, and each of the lead dealer manager and solicitation agent, the co-dealer manager and solicitation agent, the information agent and the conversion agent has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to convert these securities in any jurisdiction where the offer or conversion is not permitted. You should assume that the information in this offer to convert and consent solicitation/prospectus is materially accurate as of the date appearing on the front cover of this offer to convert and consent solicitation/prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date and we undertake no obligation to update this information, except as required by applicable law.

        You must make your own decision whether to surrender any convertible notes for conversion in the conversion offer and deliver consents to the proposed amendments in the consent solicitation, and, if so, the amount of convertible notes to surrender for conversion. None of Accuride Corporation, its board of directors, its officers, the conversion agent, the information agent, the lead dealer manager and solicitation agent, the co-dealer manager and solicitation agent, the trustee or any other person is making any recommendation as to whether you should surrender your convertible notes for conversion in the conversion offer and deliver consents to the proposed amendments in the consent solicitation.

FORWARD-LOOKING STATEMENTS

        This offer to convert and consent solicitation/prospectus includes "forward-looking statements" that relate to future events, including the conversion offer, the consent solicitation, the reverse stock split, the listing of our common stock on a national securities exchange, our future operating results and conditions, our prospects and our future financial performance and condition, results of operations, business strategy and financial needs, all of which are largely based on our current expectations. All statements other than statements of historical fact are "forward-looking statements" for purposes of this offer to convert and consent solicitation/prospectus, including, without limitation, statements as to the potential completion of the conversion offer; any predictions of earnings, revenue, expenses or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products; any statements regarding future economic conditions; any statements concerning our future operations, financial condition, prospects and the industry in which we operate; and any statements of assumptions underlying the foregoing. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "would," "could," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "projects," "seeks," "potential," "likely," "continue," or similar words, or expressions of the negative of these terms. These forward-looking statements are only predictions and, accordingly, are subject to substantial risks, uncertainties and assumptions. For information regarding the factors that may cause our actual results to differ from the forward-looking statements contained herein and that may affect our prospects in general, see the section titled "Risk Factors" in this offer to convert and consent solicitation/prospectus.

        We caution you that any forward-looking statement reflects only our belief at the time the statement is made. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, levels of activity, performance or achievements or that these matters will in fact occur. Except as required by law, we undertake no obligation to update or revise any of the forward-looking statements to reflect events or developments after the date of this offer to convert and consent solicitation/prospectus.

TRADEMARKS AND TRADENAMES

        We own or have rights to use certain trademarks or tradenames that we use in conjunction with the sale of our products, including, without limitation, each of the following: Accuride®, Bostrom®, BrillionTM, FabcoTM, Gunite®, Highway Original® and ImperialTM.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, which we refer to as the "SEC." Our reports and other information filed with the SEC are not incorporated by reference into this offer to convert and consent solicitation/prospectus. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC's website at www.sec.gov. Other information about us is also on our website at www.accuridecorp.com. However, the information on the SEC's website and the information on our website do not constitute a part of this offer to convert and consent solicitation/prospectus.

        This offer to convert and consent solicitation/prospectus includes a summary of the terms of the convertible notes indenture, but reference is made to the actual document, and the summary is qualified in its entirety by this reference. For so long as any convertible notes remain outstanding, we will make available, upon request, to any noteholder the information required pursuant to Rule 144A(d)(4) under the Securities Act of 1934, as amended, which we refer to as the "Securities Act," during any period in which we are not subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to as the "Exchange Act."

        We will provide you, free of charge, with a copy of the convertible notes and the convertible notes indenture. You may request a copy of these documents by writing or telephoning us at the following address:

Accuride Corporation
7140 Office Circle
Evansville, Indiana 47715
Tel.: (812) 962-5000

        You should rely only upon the information provided in this document. We have not authorized anyone to provide you with different information. You should not assume that the information in this document is accurate as of any date other than the date indicated on the front cover.

MARKET SHARE, RANKING AND OTHER DATA

        This offer to convert and consent solicitation/prospectus contains certain market and industry data, primarily from reports published by America's Commercial Transportation Publications, which we refer to as "ACT," and FTR Associates, which we refer to as "FTR," and from internal company surveys, studies and research, related to the truck components industry and its segments, as well as the truck industry in general. This data includes estimates and forecasts regarding future growth in these industries, truck freight growth and the historical average age of active U.S. heavy-duty trucks. Such data have been published in industry publications that typically indicate that they have derived the data from sources believed to be reasonable, but do not guarantee the accuracy or completeness of the data. While we believe these industry publications to be reliable, we have not independently verified the data or any of the assumptions on which the estimates and forecasts are based. Similarly, while we believe internal company surveys, studies and research cited or used herein are reliable, they have not been verified by any independent sources. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings "Forward-Looking Statements" and "Risk Factors" in this offer to convert and consent solicitation/prospectus.

FINANCIAL INFORMATION

        On February 26, 2010, which we refer to as the "Effective Date," our Third Amended Joint Plan of Reorganization, which we refer to as our "Plan of Reorganization", under Chapter 11 of the U.S. Bankruptcy Code became effective, and we emerged from Chapter 11 bankruptcy proceedings. See "Unaudited Pro Forma Condensed Consolidated Financial Information." As a result of the consummation of the Plan of Reorganization, on February 26, 2010, we adopted fresh start accounting, which we refer to as "Fresh Start Accounting," in accordance with Accounting Standards Codification No. 852, "Reorganizations," which we refer to as "ASC 852." Accordingly, the financial statements on or prior to February 26, 2010 are not comparable with the financial statements for periods after February 26, 2010. Any reference to the "Successor Company" for the period from February 26, 2010 through September 30, 2010 reflects the operations of post-emergence Accuride from February 26, 2010 through September 30, 2010. References to the "Predecessor Company" refer to the operations of pre-emergence Accuride on or prior to February 26, 2010, except for the Predecessor Company's statement of operations through February 26, 2010, which reflect the effect of the plan adjustments and Fresh Start Accounting as of February 26, 2010.

SUMMARY

        The following summary contains basic information about us and the conversion offer and consent solicitation. It does not contain all of the information that may be important to you. For a more complete understanding of each the conversion offer and consent solicitation, we encourage you to read this entire offer to convert and consent solicitation/prospectus and the documents to which we have referred you. The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the notes to the financial statements) appearing elsewhere in this offer to convert and consent solicitation/prospectus. Because this is a summary, it does not contain all the information you should consider before deciding whether to surrender your convertible notes for conversion in the conversion offer and deliver consents to the proposed amendments in the consent solicitation. You should read this entire offer to convert and consent solicitation/prospectus carefully, including the section titled "Risk Factors," before making your investment decision.

Accuride Corporation

        We are one of the largest manufacturers and suppliers of commercial vehicle components in North America, offering one of the broadest product lines in the commercial vehicle industry. We believe that we have the number one or number two market position in a variety of heavy- and medium-duty commercial vehicle products including: steel wheels, forged aluminum wheels, brake drums, disc wheel hubs, metal bumpers and seating assemblies. We market our products under some of the most recognized brand names in the industry, including Accuride, Bostrom, Brillion, Fabco, Gunite, Highway Original and Imperial. We have long-standing relationships with the leading original equipment manufacturers, which we refer to as "OEMs," and the related aftermarket channels in most major segments of the commercial vehicle market, including heavy- and medium-duty trucks, commercial trailers, light trucks, buses, as well as specialty and military vehicles.

        Our primary product lines are designated as standard equipment by a majority of North American heavy- and medium-duty truck OEMs, providing us with a significant competitive advantage. We believe that a majority of all heavy- and medium-duty truck models manufactured in North America contain one or more of our components. For the fiscal year ended December 31, 2009, we sold approximately 51% of our products to heavy- and medium-duty truck and commercial trailer OEMs and approximately 32% to the related aftermarkets. The remainder of our sales were made to customers in the light truck, specialty and military vehicle and other industrial markets. We continue to pursue growth in sales to the aftermarket, which we believe complements our original equipment business due to its relative stability and higher profit margins. In addition, we continue to pursue increased sales to military OEMs, particularly sales of wheel assemblies and wheel-end components, which we believe provide a robust growth opportunity as well as the opportunity to partially offset the cyclicality of our primary commercial vehicle market.

        Our diversified customer base includes substantially all of the leading commercial vehicle OEMs, such as Daimler Truck North America, LLC, which we refer to as "DTNA," with its Freightliner and Western Star brand trucks, PACCAR, Inc., which we refer to as "PACCAR," with its Peterbilt and Kenworth brand trucks, Navistar, Inc., which we refer to as "Navistar," with its International brand trucks, and Volvo Truck Corporation, which we refer to as "Volvo/Mack," with its Volvo and Mack brand trucks. Our primary commercial trailer customers include leading commercial trailer OEMs, such as Great Dane Limited Partnership, which we refer to as "Great Dane," Wabash National, Inc., which we refer to as "Wabash," and Utility Trailer, Inc., which we refer to as "Utility." Our major light truck customer is General Motors Company. We have established relationships of more than 20 years with many of these leading OEM customers. Our product portfolio is supported by strong sales, marketing and design engineering capabilities with 17 strategically located, technologically-advanced manufacturing facilities across the U.S., Mexico and Canada.

        Our principal executive offices are located at 7140 Office Circle, Evansville, Indiana 47715 and our telephone number at that address is (812) 962-5000.

The Conversion Offer and Consent Solicitation

        The material terms of the conversion offer and consent solicitation are summarized below. In addition, we urge you to read the detailed descriptions in the section of this offer to convert and consent solicitation/prospectus titled "The Conversion Offer and Consent Solicitation."

The Company	Accuride Corporation.
Convertible Notes
7.5% Convertible Senior Notes due 2020. The convertible notes are governed by an indenture, dated as of February 26, 2010, among the Company, our domestic subsidiaries, as guarantors, and Wilmington Trust FSB, as trustee.
Conversion Offer and Consent Solicitation
We are offering to increase the conversion rate of our convertible notes to 238.2119 shares of post-reverse split common stock per $1,000 principal amount of convertible notes, on the terms and subject to the conditions set forth in this offer to convert and consent solicitation/prospectus and in the accompanying letter of transmittal and consent.

As part of the conversion offer, we are soliciting the consent of noteholders to amend certain terms of the convertible notes indenture. Noteholders are required to deliver consents to the proposed amendments in order to participate in the conversion offer, and noteholders may not deliver consents to the proposed amendments unless they surrender their convertible notes for conversion in the conversion offer. Noteholders who validly surrender their convertible notes for conversion in the conversion offer will be deemed to have consented to the proposed amendments.
Purposes of the Conversion Offer and Consent Solicitation
The purpose of the conversion offer is to seek the conversion of our outstanding convertible notes into common stock in order to simplify our capital structure and increase the liquidity of our common stock by increasing the number of shares of common stock available for trading.

The purpose of the consent solicitation is to adopt the proposed amendments, which permit us to redeem the convertible notes, at par value, at any time and eliminate certain restrictive covenants and events of default.
Conversion
Convertible notes accepted for conversion in the conversion offer will be converted at a conversion rate of 238.2119 shares of post-reverse split common stock per $1,000 principal amount of convertible notes, rounded down to the nearest whole number of shares, plus cash paid in lieu of fractional shares. We will not issue fractional shares of common stock in the conversion offer. Instead, we will make a cash payment for fractional shares (calculated to the nearest 1/100th of a share) equal to the fractional share otherwise issuable to the noteholder in the conversion offer multiplied by the last quoted bid price for shares of our common stock on the OTCBB on the expiration date.

Non-registered noteholders beneficially owning convertible notes through a bank, broker or other nominee should note that your nominee may have different procedures for processing the conversion offer than those that would be put in place by us for registered noteholders, and their respective procedures may result, for example, in differences in the precise cash amounts being paid by the nominees in lieu of a fractional share of common stock. If you hold your convertible notes through a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

We refer to the issuance of shares of common stock upon conversion of the convertible notes in the conversion offer and the payment of cash in lieu of fractional shares, collectively, as the "conversion consideration."
Conversion Rate
The table below sets forth the conversion rate for the convertible notes (shares of common stock per $1,000 principal amount of convertible notes converted) and the total number of shares of common stock issuable upon conversion of all outstanding convertible notes (i) prior to the conversion offer, (ii) under the original terms of the convertible notes indenture after the last payment-in-kind interest payment, which we refer to as "PIK interest," is made on the convertible notes and (iii) offered to noteholders who surrender convertible notes for conversion in the conversion offer.

		Conversion Rate		Amount Shares Converted (mm)
(millions, except for conversion rate)	Convertible Note Balance	Pre-Reverse Stock Split	Post-Reverse Stock Split	Pre-Reverse Stock Split	Post-Reverse Stock Split
Prior to conversion offer	$145.3	1,407.2343	140.7234	204.401	20.440
On or after last PIK interest date	$174.6	2,022.0731	202.2073	353.064	35.306
In the conversion offer	$145.3	2,382.1190	238.2119	346.003	34.600

Reverse Stock Split	We have publicly proposed a 1-for-10 reverse split of our common stock. Subject to stockholder approval, we expect to complete the reverse stock split prior to the expiration date of the conversion offer. In the event that the reverse stock split is not completed prior to the settlement date of the conversion offer, noteholders who validly surrender their convertible notes for conversion in the conversion offer will receive a conversion rate of 2,382.119 shares of pre-reverse split common stock per $1,000 principal amount of convertible notes, which is equivalent to a conversion price of approximately $0.42 per share of pre-reverse split common stock. The conversion offer is not conditioned upon the completion of the reverse stock split, and the reverse stock split is not conditioned on the conversion offer.

Common Stock Outstanding After Completion of the Conversion Offer	As of November 8, 2010, 12,629,502 shares of our common stock would have been outstanding after giving effect to the reverse stock split. Assuming that 100% of the convertible notes are accepted for conversion in the conversion offer, 34,600,278 shares of post-reverse split common stock would be issued in the conversion offer, and 47,229,780 shares of our post-reverse split common stock would be outstanding after completion of the conversion offer.
Expiration Date	The conversion offer and consent solicitation will expire at 12:00 midnight (one minute after 11:59 p.m.), New York City time, on Tuesday, November 23, 2010, unless extended.
Settlement Date
The settlement date in respect of convertible notes validly surrendered and accepted for conversion in the conversion offer will occur promptly following the expiration date. We expect the settlement date to be within three business days after the expiration date.
Amendments to the Initial Conversion Offer
Based on noteholder feedback to the initial terms of the conversion offer, we are amending the conversion offer to (1) remove the proposed sponsored underwritten secondary offering of shares of post-reverse split common stock acquired in the conversion offer and (2) remove the "lock-up" agreement covering shares of post-reverse split common stock issued in the conversion offer. The other material terms of the conversion offer remain unchanged.
Effect on Convertible Notes Previously Surrendered
Convertible notes previously validly surrendered and not withdrawn pursuant to the initial offer to convert and consent solicitation/prospectus and the related letter of transmittal and consent constitute valid surrenders for purposes of the conversion offer. Noteholders are not required to take any further action with respect to those surrendered convertible notes in order to receive the conversion consideration described in this offer to convert and consent solicitation/prospectus, subject to the terms and conditions of the conversion offer. Because the conversion offer has been amended, shares of post-reverse split common stock issued to these noteholders will not be subject to a "lock-up" agreement and will not be eligible for inclusion in the previously proposed secondary offering.

How to Surrender Convertible Notes for Conversion and Deliver Consents to the Proposed Amendments	For a description of the procedures to surrender convertible notes for conversion in the conversion offer and to deliver consents to the proposed amendments, see "The Conversion Offer and Consent Solicitation—Procedures for Surrendering Convertible Notes for Conversion in the Conversion Offer and Delivering Consents to the Proposed Amendments" and the attached letter of transmittal and consent. For further information, you may call the information agent at the telephone number set forth on the back cover of this offer to convert and consent solicitation/prospectus, or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.
Withdrawal and Revocation Rights
Noteholders who surrender convertible notes for conversion in the conversion offer and deliver consents to the proposed amendments may withdraw their convertible notes, which will also cause their consents to be deemed revoked, at any time prior to the expiration date. In addition, noteholders may withdraw their convertible notes and revoke their consents if the convertible notes have not been accepted for conversion after the expiration of 40 business days from October 22, 2010. If the conversion offer is terminated, convertible notes previously surrendered for conversion will be promptly returned to the noteholders. To revoke a consent, the noteholder must also withdraw the related convertible notes from the conversion offer. See "The Conversion Offer and Consent Solicitation—Withdrawal Rights and Revocation of Consents."
Conditions Precedent to the Conversion Offer	Our obligation to accept shares for conversion in the conversion offer is conditioned upon, among other things:
• the registration statement of which this offer to convert and consent solicitation/prospectus forms a part being declared effective by the SEC;

•       no stop order suspending the effectiveness of the registration statement of which this offer to convert and consent solicitation/prospectus forms a part having been issued and no proceedings for that purpose having been initiated or threatened;

•       the receipt of valid surrenders of convertible notes and consents to the proposed amendments, not properly withdrawn, from at least a majority in principal amount of the outstanding convertible notes and at least a majority in principal amount of the outstanding convertible notes not owned by Accuride or its affiliates; and

• the other conditions described in this offer to convert and consent solicitation/prospectus.

For a description of all of the conditions to the conversion offer, see "The Conversion Offer and Consent Solicitation—Conditions to the Conversion Offer and Consent Solicitation."
Proposed Amendments
The proposed amendments would eliminate all conditions to our optional redemption of the convertible notes and permit us to redeem the convertible notes at a price equal to 100% of the principal amount of the convertible notes at any time.
The proposed amendments would also eliminate certain events of default with respect to the convertible notes, and eliminate the limitations on:
• payment of taxes and other claims;
• maintenance of properties;
• additional interest notice;
• compliance with laws;
• restricted payments;
• indebtedness;
• transactions with affiliates;
• restrictions on dividend and other payment restrictions affecting subsidiaries;
• guarantees of indebtedness by subsidiaries;
• sales of assets;
• statement by officers as to default;
• offer to purchase by application of excess proceeds;
• liens; and
• mergers and consolidations.

For a description of the proposed amendments to the convertible notes indenture, see "The Conversion Offer and Consent Solicitation—The Solicitation of Consents for the Proposed Amendments" and the form of the proposed amendments included as Attachment A.
Requisite Consents
Pursuant to the convertible notes indenture, the proposed amendments require the consent of the holders of a majority in principal amount of the outstanding convertible notes that are not owned by Accuride or its affiliates. See "The Conversion Offer and Consent Solicitation."

Supplemental Indenture	We intend to execute the supplemental indenture containing the proposed amendments, and the proposed amendments will become effective, upon the completion of the conversion offer. In the event we do not complete the conversion offer and consent solicitation for any reason, the supplemental indenture will not be entered into and the convertible notes indenture will remain in effect in its present form.
Effect of the Conversion Offer and Proposed Amendments on Noteholders Who Elect Not to Surrender Convertible Notes and Deliver Consents
Any convertible notes not accepted for conversion in the conversion offer will remain outstanding. If the requisite consents are received and the proposed amendments become effective, any convertible notes that are not accepted in the conversion offer will not have the benefits of the covenants and other provisions of the convertible notes indenture that will be amended or eliminated from the convertible notes indenture and the convertible notes by the proposed amendments.

If we complete the conversion offer, the principal amount of convertible notes that remain outstanding is expected to be significantly reduced, which may adversely affect the liquidity and, consequently, the trading prices for convertible notes that remain outstanding after completion of the conversion offer. See "The Conversion Offer and Consent Solicitation—Consequences of Failure to Surrender Convertible Notes for Conversion in the Conversion Offer and Consent Solicitation—Limited Trading Market for the Convertible Notes."

If the requisite consents are received and the proposed amendments become effective, we will be able to redeem the convertible notes that are not converted in the conversion offer at par value pursuant to the redemption provisions of the convertible notes indenture on or after the settlement date. Par value is, and may in the future be, significantly less than the trading value of the convertible notes. We intend to cause the redemption of the remaining outstanding convertible notes to occur as promptly as practicable, subject to applicable law and the terms of our existing indebtedness, as well as our available cash on hand. In addition, after the completion of the conversion offer, the conversion rate would be significantly lower than that offered in the conversion offer. See "The Conversion Offer and Consent Solicitation—Consequences of Failure to Surrender Convertible Notes for Conversion in the Conversion Offer and Consent Solicitation—Effect of the Proposed Amendments on Noteholders Who Elect Not to Surrender Convertible Notes for Conversion in the Conversion Offer or Deliver Consents to the Proposed Amendments."

Intentions of Certain Noteholders	Funds advised by Tinicum Incorporated, which we refer to as "Tinicum," and certain funds advised by Sankaty Advisors, LLC, which we refer to as the "Sankaty Funds," which beneficially own in the aggregate approximately $18.6 million of our convertible notes, representing an aggregate of approximately 12.8% of the total outstanding principal amount of the convertible notes, have advised our board of directors that they intend to surrender all of their respective convertible notes for conversion in the conversion offer. For more information, see the section titled "Interests of Directors and Officers."
Material U.S. Federal Income Tax Considerations	For a discussion of the material U.S. federal income tax considerations of the conversion offer, see "Material U.S. Federal Income Tax Consequences."
Use of Proceeds	We will not receive any cash proceeds from the conversion of convertible notes in the conversion offer.
Brokerage Commissions
No brokerage commissions are payable by the noteholders in connection with the conversion offer to the dealer managers, the information agent, the conversion agent, the trustee or us. If you hold your convertible notes through a broker, dealer, commercial bank, trust company or other nominee, and your nominee surrenders convertible notes for conversion on your behalf, your nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.
Dealer Managers and Solicitation Agents
Credit Suisse Securities (USA) LLC, who we refer to as "Credit Suisse," is the lead dealer manager and solicitation agent for the conversion offer. Nomura Securities International, Inc., who we refer to as "Nomura," is the co-dealer manager and solicitation agent for the conversion offer. We refer to Credit Suisse and Nomura collectively as the "dealer managers." The address and telephone number of each dealer manager is included on the back cover of this offer to convert and consent solicitation/prospectus.
Information Agent
MacKenzie Partners, Inc., who we refer to as "MacKenzie," is the information agent for the conversion offer. MacKenzie's address and telephone number are included on the back cover of this offer to convert and consent solicitation/prospectus.
Conversion Agent
American Stock Transfer & Trust Co. LLC, who we refer to as "AST," is the conversion agent for the conversion offer. AST's address and telephone number are included on the back cover of this offer to convert and consent solicitation/prospectus.

Regulatory Approvals	We are not aware of any other material regulatory approvals necessary to complete the conversion offer, other than the obligation to file a Schedule TO with the SEC and to otherwise comply with applicable securities laws.
No Appraisal Rights	Noteholders have no appraisal rights in connection with the conversion offer.
Further Information
If you have questions regarding the conversion offer, please contact Credit Suisse, the lead dealer manager and solicitation agent, and Nomura, the co-dealer manager and solicitation agent. You may call Credit Suisse toll-free at (800) 820-1653 or collect at (212) 538-2147 and you may call Nomura toll-free at (800) 635-2952 or collect at (212) 667-2000. If you have questions regarding the procedures for converting your convertible notes in the conversion offer, please contact AST, the conversion agent, toll-free at (877) 248-6417. If you require additional conversion offer materials, please contact MacKenzie, the information agent, toll-free at (800) 322-2885 or call collect at (212) 929-5500. You may also write to any of these entities at one of their respective addresses set forth on the back cover of this offer to convert and consent solicitation/prospectus.

Summary Historical and Pro Forma Financial Information and Other Data

        The following table sets forth a summary of our historical consolidated financial information for each of the periods or at each date indicated. The summary historical consolidated statement of operations data for each of the fiscal years ended December 31, 2007, 2008 and 2009 and the balance sheet information as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements. The summary historical financial information for each of the nine-month periods ended September 30, 2009 and September 30, 2010 has been derived from our unaudited condensed consolidated financial statements and reflects all adjustments that, in the opinion of our management, are necessary for a fair presentation of such information. In the opinion of our management, all adjustments consisting of normal recurring accruals considered necessary for a fair presentation have been included. The results of operations for interim periods are not necessarily indicative of the operating results that may be expected for the entire year or any future period.

        In connection with our emergence from Chapter 11 bankruptcy proceedings and the implementation of the Plan of Reorganization, we implemented Fresh Start Accounting in accordance with ASC 852. We elected to adopt February 26, 2010 as the month end for our financial reporting purposes for application of Fresh Start Accounting. In accordance with the ASC 852 rules governing reorganizations, the midpoint of the range of our reorganization value was allocated to our assets and liabilities in conformity with the procedures specified by ASC 805, "Business Combinations." As a result of the application of Fresh Start Accounting, our financial statements prior to and including February 26, 2010 represent the operations of the Predecessor Company and are presented separately from the financial statements of the Successor Company. As a result of the application of Fresh Start Accounting, the financial statements prior to and including February 26, 2010 are not fully comparable with the financial statements for periods after February 26, 2010.

        As discussed in "Unaudited Pro Forma Condensed Consolidated Financial Information," our initial Fresh Start Accounting valuations are preliminary and have been made for purposes of developing the unaudited pro forma condensed consolidated financial information. The allocations of fair value are based upon preliminary valuation information and other studies that have not yet been completed due to the timing of the emergence from Chapter 11 bankruptcy proceedings and the volume and complexity of the analysis required. It is anticipated that these studies will conclude during the fourth quarter of 2010.

        We have prepared the summarized unaudited pro forma condensed consolidated financial information for the fiscal year ended December 31, 2009 and the nine-month period ended September 30, 2010 to give pro forma effect to (a) the Plan of Reorganization and adoption of Fresh Start Accounting and (b) the conversion offer as if these events had occurred on January 1, 2009.

        In addition, we present the effects of the conversion offer, assuming all convertible notes are surrendered for conversion in the conversion offer, as if the conversion offer occurred on January 1, 2009. The summary historical unaudited pro forma condensed consolidated financial information set forth below are presented for informational purposes only, should not be considered indicative of actual results of operations that would have been achieved had the Plan of Reorganization and related events, our July 29, 2010 refinancing, which we refer to as the "refinancing," and the conversion offer been consummated on the dates indicated, and do not purport to be indicative of our results of operations for any future period.

        All information included in the following tables should be read in conjunction with the sections titled "Capitalization," "Unaudited Pro Forma Condensed Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and with our audited and unaudited consolidated financial statements and related notes and other financial information, included elsewhere in this offer to convert and consent solicitation/prospectus.

	Predecessor(a) Year Ended December 31,
				Pro Forma(b)(c) Ended December 31, 2009	Predecessor Nine Months Ended September 30, 2009	Predecessor Period from January 1 through February 26, 2010	Successor Period from February 26 through September 30, 2010	Pro Forma(b)(c) Nine Months Ended September 30, 2010
(in thousands)	2007	2008	2009
Statement of Operations Data:
Net sales	$1,013,686	$931,409	$570,193	$570,193	$423,991	$104,059	$466,243	$570,302
Gross profit (loss)	86,494	55,600	(2,302)	10,561	(7,107)	4,482	42,723	52,220
Operating expenses	55,798	55,202	59,463	48,558	47,086	7,595	39,455	41,394
Intangible asset impairment expenses	1,100	277,041	3,330	3,330	—	—	—	—
Income (loss) from operations	29,596	(276,643)	(65,095)	(41,327)	(54,193)	(3,113)	3,268	10,826
Interest expense, net	48,344	51,400	59,753	28,730	47,025	7,496	24,452	21,902
Gain (loss) on extinguishment of debt	—	—	(5,389)	(5,389)	(5,389)	—	—	—
Unrealized loss on mark to market valuation of convertible notes	—	—	—	—	—	—	5,623	—
Other income (expense), net	6,978	(4,821)	6,888	6,888	5,585	566	4,588	5,154
Reorganization items			14,379	—	—	(59,311)	—	—
Income tax (expense) benefit	3,131	4,598	(2,384)	(29,361)	567	1,534	(4,694)	14,085

Net income (loss)	$(8,639)	$(328,266)	$(140,112)	$(97,919)	$(100,455)	$50,802	$(15,667)	$8,163

Other Data:
Net cash provided by (used in):
Operating activities	$82,942	$(9,165)	$(39,312)		$(53,527)	$(20,773)	$(15,725)
Investing activities	(36,366)	(35,307)	(34,873)		(12,009)	(2,012)	5,118
Financing activities	(65,845)	77,213	7,030		(33,123)	46,611	(18,376)
Adjusted EBITDA(d)	113,405	79,012	23,671	$23,671	13,060	4,683	46,434	$51,117
Depreciation, amortization, and impairment	62,686	323,203	55,665	48,911	38,270	7,532	30,728	34,186
Capital expenditures	36,499	29,685	20,364		16,122	1,457	8,148

	Predecessor(a) Year Ended December 31,
				Predecessor Period Ended September 30, 2009	Successor Period Ended September 30, 2010	Pro Forma(b) Period Ended September 30, 2010
(in thousands)	2007	2008	2009
Balance Sheet Data (at period end):
Cash and cash equivalents	$90,935	$123,676	$56,521	$25,017	$51,364	$46,970
Working capital	72,476	58,465	65,803	67,545	65,537	65,537
Total assets	1,113,634	808,550	671,670	663,362	866,412	862,018
Total debt	572,725	651,169	397,472	631,693	587,037	301,768
Liabilities subject to compromise	—	—	302,114	—	—	—

(a)
See the footnotes accompanying the financial data in "Selected Financial Information and Other Data" for further information.

(b)
Gives effect to the Plan of Reorganization and related events. For details regarding these pro forma adjustments, see the notes to the unaudited pro forma condensed consolidated financial information in "Unaudited Pro Forma Condensed Consolidated Financial Information." Pro forma financial information included in this table is presented, where applicable, in accordance with Article 11 of Regulation S-X.

(c)
Gives effect to the conversion offer and refinancing. For details regarding these pro forma adjustments, see the notes to the unaudited pro forma condensed consolidated financial information in "Capitalization."

(d)
Adjusted EBITDA is a non-GAAP measure. We define Adjusted EBITDA as our net income or loss before income tax expense or benefit, interest expense, net, depreciation and amortization, restructuring, severance, and other charges, impairment, and currency losses, net. Our reconciliation of net income (loss) to Adjusted EBITDA is as follows:

	Predecessor Year Ended December 31,
				Pro Forma Year Ended December 31, 2009	Predecessor Nine Months Ended September 30, 2009	Predecessor Period from January 1 through February 26, 2010	Successor Period from February 26 through September 30, 2010	Pro Forma(c) Nine Months Ended September 30, 2010
(in thousands)	2007	2008	2009
Net income (loss)	$(8,639)	$(328,266)	$(140,112)	$(97,919)	$(100,455)	$50,802	$(15,667)	$8,163
Income tax expense (benefit)	(3,131)	(4,598)	2,384	29,361	(567)	(1,534)	4,694	(14,085)
Interest expense, net	48,344	51,400	65,142 (1)	34,119 (1)	52,414 (1)	7,496	24,452	21,902
Depreciation and amortization	61,583	46,162	52,335	45,582	38,270	7,532	30,728	34,186
Goodwill & intangible asset impairment	1,100	277,041	3,330	3,330	—	—	—	—
Restructuring, severance and other charges(3)	17,919	29,665	46,867	15,473	28,521	(59,092)	11,456	5,048
Other items related to our credit agreement(4)	(3,774)	7,608	(6,275)	(6,275)	(5,123)	(521)	(9,229)	(4,127)

Adjusted EBITDA	$113,405	$79,012	$23,671	$23,671	$13,060	$4,683	$46,434	$51,117

  (1)
  Includes $5.4 million of loss on extinguishment of debt.

  (2)
  Includes $50.6 million of mark to market loss on our convertible notes.

  (3)
  Restructuring, severance and other charges, are as follows:

	Predecessor Year Ended December 31,
				Pro Forma Year Ended December 31, 2009	Predecessor Nine Months Ended September 30, 2009	Predecessor Period from January 1 through February 26, 2010	Successor Period from February 26 through September 30, 2010	Pro Forma(c) Nine Months Ended September 30, 2010
(in thousands)	2007	2008	2009
Restructuring, severance, and curtailment charges	$17,227	$15,698	$11,573	$11,573	$10,701	$219	$6	$225
Business interruption costs less recoveries(i)	(3,225)	—	—	—	—	—	—	—
Strike avoidance costs(ii)	2,141	7,653	—	—	—	—	—	—
Loss on sale of assets(iii)	—	3,057	256	256	256	—	—	—
Other unusual items(iv)	1,776	3,257	35,038	3,644	17,564	(59,311)	11,450	4,823

Total	$17,919	$29,665	$46,867	$15,473	28,521	$(59,092)	11,456	5,048

    (i)
    Business interruption costs related to equipment failures at our Erie, Pennsylvania facility in 2006 were offset by insurance proceeds of $9.1 million in 2007 upon settlement of insurance claims.

    (ii)
    In 2008 and 2007, we incurred $7.7 million and $2.1 million, respectively, for lockout related costs associated with the expiration of the labor contract at our facility in Rockford, Illinois.

    (iii)
    In 2008, we recognized a loss on the sale of assets at our Anniston, Alabama, facility of $3.1 million and charges of $0.3 million were recognized in 2009 as part of the 2008 sale of assets.

    (iv)
    Other unusual items in 2007 included $0.5 million for fees associated with our secondary stock offerings. Other unusual items in 2008 included $3.3 million for product development costs in our seating business. Other unusual items in 2009 included $31.6 million of reorganization and prepetition professional fees and $3.4 million for warehouse abandonment costs associated with the consolidation of our Taylor and Bristol warehouses. Other unusual items in the period from February 26, 2010 through September 30, 2010 included $3.0 million of inventory fair value amortized during the period.

  (4)
  Items related to our credit agreement refer to other amounts utilized in the calculation of financial covenants in our Fourth Amended and Restated Credit Agreement, which we refer to as our "prepetition senior credit facility," and our postpetition senior credit facility. Items related to our credit agreement that are included in this summary are primarily currency gains or losses and non-cash related charges for share-based compensation.

	Predecessor Year Ended December 31,
				Pro Forma Year Ended December 31, 2009	Predecessor Nine Months Ended September 30, 2009	Predecessor Period from January 1 through February 26, 2010	Successor Period from February 26 through September 30, 2010	Pro Forma Nine Months Ended September 30, 2010
(in thousands)	2007	2008	2009
Currency (gains) and losses	$(6,493)	$5,174	$(6,608)	$(6,608)	$(5,372)	$(521)	$(4,199)	$(4,720)
Non-cash mark-to-market valuation (gains) and losses on convertible debt	—	—	—	—	—	—	(5,623)	—
Non-cash share-based compensation	2,719	2,434	333	333	249	—	593	593

Total	$(3,774)	$7,608	$(6,275)	$(6,275)	$(5,123)	$(521)	$(9,229)	$(4,127)

Adjusted EBITDA has been included in this offer to convert and consent solicitation/prospectus because we believe that it is useful for us and our investors to measure our ability to provide cash flows to meet debt service. Adjusted EBITDA should not be considered an alternative to net income (loss) or other traditional indicators of operating performance and cash flows determined in accordance with generally accepted accounting principles in the U.S., which we refer to as "GAAP." We present the table of Adjusted EBITDA because covenants in the agreements governing our material indebtedness contain ratios based on this measure on a quarterly basis beginning June 30, 2011. While Adjusted EBITDA is used as a measure of liquidity and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculations.

The use of Adjusted EBITDA instead of net income has limitations as an analytical tool including the ability to determine overall profitability, the exclusion of interest expense and associated significant cash requirements, and the exclusion of income tax expenses or benefits which will ultimately be realized through the receipt or payment of cash. Additional limitations include:

•
Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service debt requirements, including required or discretionary principal and interest payments;

•
Although depreciation and amortization are non-cash charges, the tangible and intangible assets being depreciated and amortized may need to be replaced in the future; and

•
Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting their usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our businesses. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as a supplementary tool. See our consolidated financial statements elsewhere in this offer to convert and consent solicitation/prospectus to view the GAAP results, including net income and cash flows from operating activities among others.

(e)
Working capital represents current assets less cash and current liabilities, excluding debt. For a reconciliation of working capital and a discussion of why we use working capital, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Changes in Financial Condition."

RISK FACTORS

        You should consider carefully each of the following risks and all of the other information set forth in this offer to convert and consent solicitation/prospectus before deciding whether to surrender convertible notes for conversion in the conversion offer and deliver consents to the proposed amendments in the consent solicitation. If any of the following risks and uncertainties develop into actual events, those events could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to the Conversion Offer

Upon completion of the conversion offer, noteholders who have surrendered their convertible notes for conversion into common stock in the conversion offer will lose their rights under the convertible notes, including their rights to future cash and PIK interest payments, principal payments and any anti-dilution adjustments resulting from PIK interest payments, and their rights as a creditor.

        If you surrender your convertible notes for conversion into common stock in the conversion offer, you will be giving up all of your rights as a noteholder, including your right to future cash and PIK interest payments, principal payments and any anti-dilution adjustments resulting from PIK interest payments. You will also cease to be our creditor as to surrendered convertible notes. Any shares of common stock that are issued upon conversion of the convertible notes will be, by definition, junior to claims of our creditors. In addition, we may not be able to pay dividends on the common stock until after we have satisfied our debt obligations, and for the foreseeable future we do not anticipate paying any cash dividends on the common stock.

Our board of directors has not made a recommendation as to whether you should surrender your convertible notes for conversion in the conversion offer or deliver a consent to the proposed amendments in the consent solicitation.

        Our board of directors has not made, and will not make, any recommendation as to whether noteholders should surrender their convertible notes for conversion in the conversion offer or deliver consents to the proposed amendments in the consent solicitation. Accordingly, you must make your own determination whether to surrender your convertible notes for conversion in the conversion offer, and, if so, the amount of convertible notes to surrender, and whether to deliver a consent to the proposed amendments in the consent solicitation.

Your surrender of convertible notes for conversion in the conversion offer may not be accepted, and you may not be eligible to receive shares of common stock in the conversion offer, if the procedures for the conversion offer are not followed.

        In order to participate in the conversion offer, you are required to surrender your convertible notes and deliver a properly completed and duly executed letter of transmittal and consent or an electronic transmittal through The Depository Trust Company's, which we refer to as "DTC," automated tender offer program, which we refer to as "ATOP," which binds noteholders to the terms of the letter of transmittal and consent, and other required documents before expiration of the conversion offer. You should allow sufficient time to ensure timely delivery of the necessary documents. Neither the conversion agent nor we are under any duty to give notification of defects or irregularities with respect to surrenders of convertible notes for conversion in the conversion offer. If you are the beneficial owner of convertible notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, and you wish to surrender your convertible notes for conversion in the conversion offer, you should promptly contact the person in whose name your convertible notes are registered and instruct that person to surrender your convertible notes for conversion in the conversion offer on your behalf. If you do not follow the procedures to surrender your convertible notes for conversion in the conversion offer, your convertible notes may not be accepted, and your convertible notes will be returned to you.

        We believe all convertible notes are held in electronic form through DTC. If you believe you hold convertible notes in physical form, please contact the conversion agent regarding procedures for participating in the conversion offer and consent solicitation.

The trading price of our common stock may fluctuate, and reductions in the price of our common stock could make the conversion offer less attractive.

        The trading price of our common stock may fluctuate widely in the future. If the trading price of our common stock declines, the value of the common stock you would receive upon conversion of your convertible notes will decline. The trading value of our common stock could fluctuate depending upon any number of specific or general factors, many of which are beyond our control. See "—Risks Related to Our Business and Industry" and "—Risks Related to Our Common Stock" below.

Future sales of our common stock may depress its trading price.

        Sales of substantial numbers of additional shares of common stock, including sales of our common stock in the public markets following the conversion offer, or the perception that sales could occur, may have a harmful effect on prevailing trading prices for our common stock.

        We will issue up to 34,600,278 shares of post-reverse split common stock in the conversion offer if noteholders of all of the outstanding convertible notes surrender their convertible notes for conversion. If the trading price of our common stock declines following the conversion offer, the value of the common stock you would receive upon conversion of your convertible notes will decline.

We may repurchase any convertible notes that are not converted in the conversion offer on terms that are more favorable to the noteholders than the terms of the conversion offer.

        Although we do not currently intend to do so, we may, to the extent permitted by applicable law, purchase convertible notes in the open market, in privately negotiated transactions, through subsequent tender or conversion offers or otherwise. Any other purchases may be made on the same terms or on terms that are more or less favorable to noteholders than the terms of the conversion offer. If we decide to repurchase convertible notes on terms that are more favorable than the terms of the conversion offer, those noteholders who decide not to participate in the conversion offer could be better off than those that participated in the conversion offer.

The completion of the conversion offer and consent solicitation may be delayed or may not occur.

        We are not obligated to complete the conversion offer and consent solicitation under certain circumstances and unless and until certain conditions are satisfied, as described more fully below in "The Conversion Offer and Consent Solicitation—Conditions to the Conversion Offer and Consent Solicitation." If the conversion offer is not completed for any reason, noteholders will lose the ability to sell or effect transfers of their convertible notes surrendered for conversion in the conversion offer until the convertible notes are returned to noteholders following termination of the conversion offer. Even if the conversion offer and consent solicitation are completed, they may not be completed on the schedule described in this offer to convert and consent solicitation/prospectus. Accordingly, noteholders may have to wait longer than expected to receive shares of our common stock for convertible notes surrendered for conversion in the conversion offer, during which time those noteholders will not be able to effect transfers of the convertible notes.

Risks Related to Our Common Stock

Our common stock is not listed on any securities exchange and, as a result, our common stock may be less liquid than it otherwise would be if listed on a securities exchange, and we may not be able to relist our common stock on any national securities exchange.

        Our common stock is not currently listed on any securities exchange. Instead, our common stock is currently traded over-the-counter on the OTCBB. Over-the-counter transactions involve risks in addition to those associated with transactions in securities traded on a securities exchange. Many over-the-counter securities trade less frequently and in smaller volumes than exchange-listed securities. Accordingly, our common stock may be less liquid than it would otherwise be and may be difficult to sell. Also, the value of our common stock may be more volatile than exchange-listed securities. In addition, issuers of securities traded on the OTCBB do not have to meet the same specific quantitative and qualitative listing and maintenance standards that exchange-listed securities must meet.

        We intend to file an application to relist our common stock on a national securities exchange, and intend to relist our common stock on a national securities exchange as soon as practicable following the completion of the conversion offer. Eligibility for listing on a national securities exchange is subject to a number of criteria, such as public float, minimum share price, number of stockholders, market capitalization and other factors. Negative financial results or market conditions could adversely affect the trading price of our common stock and jeopardize our ability to meet or maintain applicable minimum share price requirements for listing. We may be unable to meet or maintain other listing requirements, such as the number of holders, public float and market capitalization. This would prevent us from qualifying or maintaining a listing on a national securities exchange.

Our common stock would be diluted by the conversion of any convertible notes remaining after the completion of the conversion offer, including the PIK interest payable on the convertible notes, by the exercise of the warrants and by the vesting of restricted stock units, which we refer to as "RSUs."

        As of November 8, 2010, 12,629,502 shares of our common stock would have been outstanding after giving effect to the reverse stock split. As of November 8, 2010, $145,250,001 aggregate principal amount outstanding of convertible notes would have been convertible into an additional 20,440,078 shares of common stock after giving effect to the reverse stock split. If we accept for conversion in the conversion offer 50.1% in aggregate principal amount of the outstanding convertible notes, $72,479,751 in aggregate principal amount of outstanding convertible notes will be convertible into an additional 10,199,599 shares of post-reverse split common stock following completion of the conversion offer. Additionally, the next five interest payments on the convertible notes will be paid as PIK interest in the form of additional convertible notes, which will also be convertible into additional shares of our common stock. Furthermore, the convertible notes indenture provides for an adjustment to the conversion rate in effect at the time of any PIK interest payment, which prevents the convertible notes outstanding immediately prior to the PIK interest payment from being diluted by the convertible notes paid as PIK interest.

        Additionally, as of November 8, 2010, there are warrants outstanding exercisable for an additional 2,205,882 shares of our common stock after giving effect to the reverse stock split. The exercise price of the warrants will be $21.10 after giving effect to the reverse stock split. These warrants, if exercised, would also have a dilutive effect on our outstanding common stock.

        As of November 8, our board of directors has approved the issuance of approximately 234,081 RSUs, after giving effect to the reverse stock split, to our directors and employees. Upon vesting, these RSUs would also have a dilutive effect on our outstanding common stock.

We may issue additional equity securities, which would lead to dilution of our issued and outstanding common stock.

        The issuance of additional equity securities or securities convertible into equity securities would result in dilution of existing stockholders' equity interest in us. After giving effect to the reverse stock split, we are authorized to issue, without stockholder approval, 10,000,000 shares of preferred stock, $0.01 par value per share, which we refer to as "preferred stock," in one or more series, which may give other stockholders dividend, conversion, voting, and liquidation rights, among other rights, that may be superior to the rights of our common stockholders. Our board of directors has the authority to issue, without the vote or action of stockholders, shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. Our board of directors has no present intention of issuing any such preferred series, but reserves the right to do so in the future. In addition, after giving effect to the reverse stock split, our authorized capital stock includes up to 80,000,000 shares of post-reverse split common stock, $0.01 par value per share, of which 12,629,502 would have been outstanding, after giving effect to the reverse stock split, as of November 8, 2010.

The trading price for our common stock may be volatile.

        The trading price for our common stock has been highly volatile and subject to wide fluctuations. The trading price for our common stock may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors, including the following:

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  quarterly fluctuations in our operating results and earnings per share;

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  changes in financial estimates by securities research analysts;

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  changes in our business, operations or prospects;

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  announcements of technological or competitive developments;

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  regulatory developments in our target markets affecting us, our customers or our competitors;

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  changes in the economic performance or market valuations of our competitors;

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  addition or departure of our executive officers and key personnel; and

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  sales or perceived sales of additional common stock.

        In addition, the stock markets have, in recent years, experienced significant price fluctuations. Many companies experienced material fluctuations in their stock price that were not proportionate to their operating performance. Broad market fluctuations, general economic conditions and specific conditions in the industries in which we operate may adversely affect the trading price of our common stock.

The issuance of common stock pursuant to the conversion offer may limit our ability to offset future U.S. taxable income with tax losses and credits incurred prior to the conversion offer.

        Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, which we refer to as the "Code," impose an annual limitation on the ability of a corporation to utilize pre-change losses, credits and other tax attributes against future U.S. taxable income in the event of a change in ownership as determined for U.S. federal income tax purposes. The issuance of common stock pursuant to the conversion offer may result in a change in ownership for purposes of Code Section 382. In such event, the annual limitation imposed by Code Sections 382 and 383 will be based on the value of our equity (for purposes of the applicable tax rules) at the time of the completion of the conversion offer and increased to take into account the recognition of built-in gains (if applicable). Even if the issuance of common stock pursuant to the conversion offer does not itself trigger an ownership change, it may increase our cumulative ownership change percentage, increasing the likelihood that subsequent transactions could trigger an ownership change. As a result of any such ownership change, our future U.S. taxable income may not be fully offset by pre-change losses, credits and other tax attributes if such income exceeds our annual limitation, and we may incur a tax liability with respect to such income. If such a limitation is lower than the limitation imposed in connection with our emergence from Chapter 11 bankruptcy proceedings (because, for example, of a lower equity value or a lower amount of built-in gains), such lower limitation will further limit our ability to utilize losses, credits and other tax attributes incurred prior to our emergence from Chapter 11.

Risks Related to Holding Convertible Notes after Completion of the Conversion Offer and Consent Solicitation

If the proposed amendments become effective, noteholders will no longer benefit from the conditions to the optional redemption of convertible notes pursuant to the convertible notes indenture.

        Currently, we may redeem the convertible notes at any time on or after February 26, 2013 at 100% of the principal amount of the convertible notes to be redeemed, plus, subject to certain limitations, any accrued and unpaid interest and special interest, if any, up to the redemption date; provided, that (i) our common stock is listed on a national stock exchange, (ii) the average weekly trading volume of our common stock as reported by such national stock exchange during the four week period prior to conversion is equal to or greater than 3.0% of the total number of outstanding shares of common stock immediately prior to the redemption and (iii) for 20 of the preceding 30 consecutive trading days, our common stock has had a closing sale price at least equal to 2.25 times the then effective conversion price. However, if we complete the conversion offer and the proposed amendments become effective, we would be able to redeem the convertible notes at par value at any time on or after the settlement date without complying with the above conditions. Par value is, and may in the future be, significantly less than the trading value of the convertible notes. We intend to cause the redemption of the remaining outstanding convertible notes to occur as promptly as practicable, subject to applicable law and the terms of our existing indebtedness, as well as our available cash on hand. In addition, after the completion of the conversion offer, the conversion rate would be significantly lower than that offered in the conversion offer.

You may have difficulty selling the convertible notes that you do not convert.

        The convertible notes are not listed on any national securities exchange and there is no established trading market for the convertible notes. We cannot assure you that an efficient or liquid trading market exists or will be able to be maintained in order for you to be able to sell your convertible notes at any time or from time to time or that the prices you receive will be favorable. Also, if a large number of convertible notes are converted into common stock in the conversion offer, then it may be more difficult for you to sell your unconverted convertible notes.

        Future trading prices of the convertible notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the convertible notes will be subject to disruptions which may have a negative effect on the noteholders, regardless of our prospects or financial performance.

If the proposed amendments become effective, noteholders will no longer benefit from the protections provided by the existing restrictive covenants, certain events of default and other provisions.

        The proposed amendments would delete many of the restrictive covenants and certain events of default in the convertible notes indenture. If the proposed amendments become effective, noteholders will no longer be entitled to the benefit of those covenants, events of default and other provisions. The elimination or modification of these provisions will permit us to take certain actions previously prohibited without the consent of the noteholders. Those actions could increase the credit risks associated with us, as well as adversely affect the trading price and credit rating of the convertible notes that remain outstanding.

Not all of our subsidiaries are guarantors and assets of non-guarantor subsidiaries may not be available to make payments on the convertible notes.

        Payments on the convertible notes are only required to be made by us and the subsidiary guarantors. Our foreign subsidiaries do not guarantee the convertible notes. As a result, no payments are required to be made from assets of subsidiaries which do not guarantee the convertible notes unless those assets are transferred, by dividend or otherwise, to us or a subsidiary guarantor. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their debt, including their trade creditors, will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. For further information regarding our non-guarantor subsidiaries, see Note 19 to our audited consolidated financial statements and Note 11 to our unaudited consolidated financial statements each contained herein.

Although your convertible notes are referred to as "senior convertible notes," and the subsidiary guarantees are senior obligations of our subsidiaries, each is effectively subordinated to our secured debt and any secured liabilities of our subsidiaries.

        The convertible notes effectively rank junior to any of our existing and future senior secured debt and any secured debt of our subsidiaries, to the extent of the value of the assets securing that debt. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure secured debt will be available to pay obligations on the convertible notes only after that senior secured debt has been repaid in full from these assets. There may not be sufficient assets remaining to pay amounts due on any or all the convertible notes then outstanding. As of September 30, 2010, we have secured debt outstanding with a carrying value of $301.8 million, which consists of our 9.5% First Priority Senior Secured Notes due 2018, which we refer to as the "senior secured notes." If we accept for conversion in the conversion offer all outstanding convertible notes, the carrying value of our total indebtedness would remain at approximately $301.8 million.

        Similarly, the guarantees of the convertible notes will effectively rank junior to any senior secured debt of the applicable subsidiary, to the extent of the value of the assets securing that debt.

A change in control may adversely affect us or the convertible notes.

        We may be required, at the option of a holder, to repurchase the convertible notes upon the occurrence of a change of control, which could, among other things, discourage a potential acquiror. In addition, future debt we incur may limit our ability to repurchase the convertible notes upon a change in control. Moreover, if you or other investors in the convertible notes exercise the repurchase right for a change in control, it may cause a default under that debt. Finally, if a change in control occurs, we cannot assure you that we will have enough funds to repurchase all the convertible notes.

        One of the circumstances under which a change in control may occur is upon the sale or disposition of all or substantially all of our capital stock or assets. However, the phrase "all or substantially all" will likely be interpreted under the law of the State of New York, which is the law governing the convertible notes indenture, and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or disposition of all or substantially all of our capital stock or assets has occurred, in which case, the ability of a noteholder to obtain the benefit of an offer to purchase all or a portion of the convertible notes held by the noteholder may be impaired.

The market price of the convertible notes could be significantly affected by the market price of our common stock and other factors.

        We expect that the market price of the convertible notes will be significantly affected by the market price of our common stock. This may result in greater volatility in the market price of the convertible notes than would be expected for nonconvertible debt securities.

Risks Related to Our Business and Industry

Our substantial leverage and significant debt service obligations could have a material adverse effect on our financial condition or our ability to fulfill our obligations and make it more difficult for us to fund our operations.

        As of September 30, 2010, the carrying value of our total indebtedness was $587.0 million, which includes borrowings of $301.8 million of our senior secured notes and $145.3 million of convertible notes recorded with a market valuation of $285.3 million. If we accept for conversion in the conversion offer 100% of the aggregate principal amount outstanding of convertible notes, the carrying value of our total indebtedness would be approximately $301.8 million.

        Our substantial level of indebtedness and debt service obligations could have important negative consequences to us, including:

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  difficulty satisfying our obligations with respect to our indebtedness;

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  difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions or other purposes;

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  increased vulnerability to general economic downturns and adverse industry conditions;

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  limited flexibility in planning for, or reacting to, changes in our business and in our industry in general;

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  placing us at a competitive disadvantage compared to our competitors that have less debt; and

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  limited flexibility in planning for, or reacting to, changes in our business and industry.

Despite our substantial leverage, we and our subsidiaries will be able to incur more indebtedness. This could further exacerbate the risk described above, including our ability to service our indebtedness.

        We and our subsidiaries may be able to incur additional indebtedness in the future. Although our ABL Credit Agreement, which we refer to as the "senior credit facility," and the indenture governing the senior secured notes contain restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of qualifications and exceptions, and under certain circumstances indebtedness incurred in compliance with such restrictions could be substantial. For example, we may incur additional debt to, among other things, finance future acquisitions, expand through internal growth, fund our working capital needs, comply with regulatory requirements, respond to competition or for general financial reasons alone. To the extent new debt is added to our and our subsidiaries' current debt levels, the risks described above would increase.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control.

        Our business may not, however, generate sufficient cash flow from operations. Our currently anticipated cost savings and operating improvements may not be realized on schedule. Also, future borrowings may not be available to us under our senior credit facility in an amount sufficient to enable us to pay our indebtedness or to fund other liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional equity capital or refinance all or a portion of our indebtedness. We are unable to predict the timing of such sales or the proceeds which we could realize from such sales, or whether we would be able to refinance any of our indebtedness, including our senior credit facility, the convertible notes and the senior secured notes, on commercially reasonable terms or at all.

We are subject to a number of restrictive covenants, which, if breached, may restrict our business and financing activities.

        Our senior credit facility and the indenture that governs our senior secured notes impose, and the terms of any future indebtedness may impose, operating and other restrictions on our business operations. Such restrictions will affect, and in many respects limit or prohibit, among other things, our ability to:

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  incur additional debt;

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  pay dividends and make distributions;

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  issue stock of subsidiaries;

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  make certain investments;

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  repurchase stock;

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  create liens;

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  enter into affiliate transactions;

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  merge or consolidate; and

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  transfer and sell assets.

        Certain similar restrictions are contained in the convertible notes indenture and will be eliminated if and when the supplemental indenture becomes effective. In addition, our senior credit facility includes other more restrictive covenants and prohibits us from prepaying our other indebtedness, including the convertible notes, while borrowings under our senior credit facility are outstanding. Our senior credit facility also contains a financial covenant which requires us to maintain a fixed charge coverage ratio during any compliance period, which is anytime when the excess availability is less than or equal to the greater of $10,000,000 or 15% of the total commitment under the senior credit facility. Due to the amount of our excess availability (as calculated under the senior credit facility), we are not currently in a compliance period and, therefore, we do not have to maintain a fixed charge coverage ratio, which is subject to change.

Current economic conditions, including those related to the credit markets and the commercial vehicle industry may have a material adverse effect on our business, results of operations or financial condition.

        Recent global market and economic conditions have been unprecedented and challenging with tighter credit conditions and recession in most major economies continuing into 2010. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for Western and emerging economies.

        Furthermore, the commercial vehicle supply industry in which we operate has traditionally been highly competitive and cyclical, and, as a result, has experienced significant downturns in connection with, or in anticipation of, declines in general economic conditions. Accordingly, the general economic conditions have resulted in a severe downturn in the commercial vehicle supply industry resulting in a significant decline in our sales volume and necessitating our Chapter 11 bankruptcy filing in October 2009. We cannot accurately predict how prolonged this downturn may be.

        These economic conditions may impact our business in a number of ways, including:

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  Limited Access to Capital Markets.  As a result of these overall market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Renewed turbulence in the U.S. and international markets and economies and prolonged declines in business and consumer spending may affect our ability to refinance maturing liabilities and access the capital markets to meet our liquidity needs.

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  Availability of Trade Credit.  We currently maintain trade credit with certain of our key suppliers and utilize such credit to purchase significant amounts of raw materials and other supplies with payment terms. As conditions in the commercial vehicle supply industry have become less favorable, key suppliers have been seeking to shorten trade credit terms or to require cash in advance for payment. If a significant number of our key suppliers were to shorten or eliminate our trade credit, our inability to finance large purchases of our key supplies and raw materials would increase our costs and negatively impact our liquidity and cash flow.

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  Lower Sales Uncertainty.  Current and future economic conditions may cause our customers to defer purchases or our customers may be unable to obtain sufficient credit to finance purchases of our products and meet their payment obligations to us. Certain of our customers may also need us to extend additional credit commitments. A continuation of the current credit crisis could require us to make difficult decisions between increasing our level of customer financing or potentially losing sales to these customers.

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  Reduced Pricing.  Any continued reduction in consumer and commercial spending and competitive threats may drive us to reduce product pricing, which would have a negative impact on gross profit. Moreover, reduced revenues as a result of a softening of the economy may also reduce our working capital and interfere with our short term and long term strategies.

        The risks outlined above could have a material adverse effect on our business, results of operations or financial condition.

We rely on, and make significant operational decisions based in part upon, industry data and forecasts that may prove to be inaccurate.

        We continue to operate in a challenging economic environment and our ability to maintain liquidity may be affected by economic or other conditions that are beyond our control and which are difficult to predict. The 2010 production forecasts by ACT Publications for the significant commercial vehicle markets that we serve, as of October 10, 2010, are as follows:

North American Class 8	149,237
North American Classes 5-7	109,307
U.S. Trailers	124,190

        Based on the these production builds, we expect that our liquidity will be sufficient to fund currently anticipated working capital, capital expenditures, and debt service requirements for at least the next twelve months. However, if our net sales are significantly less than expectations, given the volatility and the calendarization of the production builds as well as the other markets that we serve, or due to the challenging credit markets, we could have insufficient liquidity, which could have a material adverse effect on our business, results of operations or financial condition.

The failure to realize cost savings under our cost restructuring plan could adversely affect our business.

        During 2008 and 2009, and continuing into 2010, we implemented various cost reduction initiatives in response to, among other things, significant downturns in our industry. These initiatives have included aligning our workforce in response to slowdowns in the industry and consolidating certain of our facilities. We have recorded pre-tax restructuring expenses to cover costs associated with our cost reduction initiatives. We cannot assure you that these cost reduction initiatives will sufficiently help in returning us to profitability. Because our restructuring activities involve changes to many aspects of our business, the cost reductions could adversely impact productivity and sales to an extent we have not anticipated. Even if these activities generate the anticipated cost savings, there may be other unforeseeable and unintended factors or consequences that could adversely impact our profitability and business, including unintended employee attrition.

We have experienced significant historical, and may experience significant future, operating losses and net income losses which may hinder our ability to meet our debt service or working capital requirements.

        As of September 30, 2010, we had stockholders' equity of $34.3 million. We had operating income of $29.6 million in 2007 and operating losses of $276.6 million in 2008 and $65.1 million in 2009 and net income loss of $8.6 million in 2007, $328.3 million in 2008 and $140.1 million in 2009. Even with the reduction in indebtedness through our recent reorganization under Chapter 11 and the conversion offer, future losses may continue. We cannot assure you that we will recognize net income in future periods. If we cannot generate net income or sufficient operating profitability, we may not be able to meet our debt service or working capital requirements.

We are dependent on sales to a small number of our major customers and on our status as standard supplier on certain truck platforms of each of our major customers.

        Sales, including aftermarket sales, to Navistar, PACCAR, DTNA, and Volvo/Mack, constituted approximately 19%, 16%, 14%, and 7%, respectively, of our 2009 net sales. No other customer accounted for more than 5% of our net sales for this period. The loss of any significant portion of sales to any of our major customers would likely have a material adverse effect on our business, results of operations or financial condition.

        We are a standard supplier of various components at a majority of our major customers, which results in recurring revenue as our standard components are installed on most trucks ordered from that platform, unless the end user specifically requests a different product, generally at an additional charge. The selection of one of our products as a standard component may also create a steady demand for that product in the aftermarket. We may not maintain our current standard supplier positions in the future, and may not become the standard supplier for additional truck platforms. The loss of a significant standard supplier position or a significant number of standard supplier positions with a major customer could have a material adverse effect on our business, results of operations or financial condition.

        We are continuing to engage in efforts intended to improve and expand our relations with each of Navistar, PACCAR, DTNA and Volvo/Mack. We have supported our position with these customers through direct and active contact with end users, trucking fleets, and dealers, and have located certain of our marketing personnel in offices near these customers and most of our other major customers. We may not be able to successfully maintain or improve our customer relationships so that these customers will continue to do business with us as they have in the past or be able to supply these customers or any of our other customers at current levels. The loss of a significant portion of our sales to Navistar, PACCAR, DTNA or Volvo/Mack could have a material adverse effect on our business, results of operations or financial condition. In addition, the delay or cancellation of material orders from, or problems at, Navistar, PACCAR, DTNA or Volvo/Mack, or any of our other major customers could have a material adverse effect on our business, results of operations or financial condition.

Increased cost or reduced supply of raw materials and purchased components may adversely affect our business, results of operations or financial condition.

        Our business is subject to the risk of price increases and fluctuations and periodic delays in the delivery of raw materials and purchased components that are beyond our control. Our operations require substantial amounts of raw steel, aluminum, steel scrap, pig iron, electricity, coke, natural gas, sheet and formed steel, bearings, purchased components, fasteners, foam, fabrics, silicon sand, binders, sand additives, coated sand, and tube steel. Fluctuations in the delivery of these materials may be driven by the supply/demand relationship for material, factors particular to that material or governmental regulation for raw materials such as electricity and natural gas. In addition, if any of our suppliers seeks bankruptcy relief or otherwise cannot continue its business as anticipated or we cannot renew our supply contracts on favorable terms, the availability or price of raw materials could be adversely affected. Fluctuations in prices and/or availability of the raw materials or purchased components used by us, which at times may be more pronounced during periods of higher truck builds, may affect our profitability and, as a result, have a material adverse effect on our business, results of operations or financial condition. In addition, as described above, a shortening or elimination of our trade credit by our suppliers may affect our liquidity and cash flow and, as a result, have a material adverse effect on our business, results of operations or financial condition.

        We use substantial amounts of raw steel and aluminum in our production processes. Although raw steel is generally available from a number of sources, we have obtained favorable sourcing by negotiating and entering into high-volume contracts with third parties with terms ranging from one to two years. We obtain raw steel and aluminum from various third-party suppliers. We may not be successful in renewing our supply contracts on favorable terms or at all. A substantial interruption in the supply of raw steel or aluminum or inability to obtain a supply of raw steel or aluminum on commercially desirable terms could have a material adverse effect on our business, results of operations or financial condition. We are not always able, and may not be able in the future, to pass on increases in the price of raw steel or aluminum to our customers on a timely basis or at all. In particular, when raw material prices increase rapidly or to significantly higher than normal levels, we may not be able to pass price increases through to our customers on a timely basis, if at all, which could adversely affect our operating margins and cash flow. Any fluctuations in the price or availability of raw steel or aluminum may have a material adverse effect on our business, results of operations or financial condition.

        Steel scrap and pig iron are also major raw materials used in our business to produce our wheel-end and industrial components. Steel scrap is derived from, among other sources, junked automobiles, industrial scrap, railroad cars, agricultural and heavy machinery, and demolition steel scrap from obsolete structures, containers and machines. Pig iron is a low-grade cast iron that is a product of smelting iron ore with coke and limestone in a blast furnace. The availability and price of steel scrap and pig iron are subject to market forces largely beyond our control, including North American and international demand for steel scrap and pig iron, freight costs, speculation and foreign exchange rates. Steel scrap and pig iron availability and price may also be subject to governmental regulation. We are not always able, and may not be able in the future, to pass on increases in the price of steel scrap and pig iron to our customers. In particular, when raw material prices increase rapidly or to significantly higher than normal levels, we may not be able to pass price increases through to our customers on a timely basis, if at all, which could have a material adverse effect on our operating margins and cash flow. Any fluctuations in the price or availability of steel scrap or pig iron may have a material adverse effect on our business, results of operations or financial condition.

Our business is affected by the seasonality and regulatory nature of the industries and markets that we serve.

        Our operations are typically seasonal as a result of regular customer maintenance and model changeover shutdowns, which typically occur in the third and fourth quarter of each calendar year. This seasonality may result in decreased net sales and profitability during the third and fourth fiscal quarters and have a material adverse effect on our business, results of operations or financial condition. In addition, federal and state regulations (including engine emissions regulations, tariffs, import regulations and other taxes) may have a material adverse effect on our business and are beyond our control.

Cost reduction and quality improvement initiatives by OEMs could have a material adverse effect on our business, results of operations or financial condition.

        We are primarily a components supplier to the heavy- and medium-duty truck industries, which are characterized by a small number of OEMs that are able to exert considerable pressure on components suppliers to reduce costs, improve quality and provide additional design and engineering capabilities. Given the fragmented nature of the industry, OEMs continue to demand and receive price reductions and measurable increases in quality through their use of competitive selection processes, rating programs, and various other arrangements. We may be unable to generate sufficient production cost savings in the future to offset such price reductions. OEMs may also seek to save costs by relocating production to countries with lower cost structures, which could in turn lead them to purchase components from local suppliers with lower production costs. Additionally, OEMs have generally required component suppliers to provide more design engineering input at earlier stages of the product development process, the costs of which have, in some cases, been absorbed by the suppliers. Future price reductions, increased quality standards and additional engineering capabilities required by OEMs may reduce our profitability and have a material adverse effect on our business, results of operations or financial condition.

We operate in highly competitive markets.

        The markets in which we operate are highly competitive. We compete with a number of other manufacturers and distributors that produce and sell similar products. Our products primarily compete on the basis of price, manufacturing and distribution capability, product design, product quality, product delivery and product service. Some of our competitors are companies, or divisions, units or subsidiaries of companies that are larger and have greater financial and other resources than we do. For these reasons, our products may not be able to compete successfully with the products of our competitors. In addition, our competitors may foresee the course of market development more accurately than we do, develop products that are superior to our products, have the ability to produce similar products at a lower cost than we can, or adapt more quickly than we do to new technologies or evolving regulatory, industry, or customer requirements. As a result, our products may not be able to compete successfully with their products. In addition, OEMs may expand their internal production of components, shift sourcing to other suppliers, or take other actions that could reduce the market for our products and have a negative impact on our business. We may encounter increased competition in the future from existing competitors or new competitors. We expect these competitive pressures in our markets to remain strong.

        In addition, potential competition from foreign truck components suppliers, especially in the aftermarket, may lead to an increase in truck components imports into North America, adversely affecting our market share and negatively affecting our ability to compete. At present, competition from non-U.S. manufacturers is constrained in the markets in which we compete due to factors such as high shipping costs. However, if the cost of fuel goes down, shipping costs would be significantly reduced, increasing the likelihood that foreign manufacturers will seek to increase their sales of truck components in North American markets. Foreign truck components suppliers, including those in China, may in the future increase their currently modest share of the markets for truck components in which we compete. Some of these foreign suppliers may be owned, controlled or subsidized by their governments, and their decisions with respect to production, sales and exports may be influenced more by political and economic policy considerations than by prevailing market conditions. In addition, foreign truck components suppliers may be subject to less restrictive regulatory and environmental regimes that could provide them with a cost advantage relative to North American suppliers. Therefore, there is a risk that some foreign suppliers, including those in China, may increase their sales of truck components in North American markets despite decreasing profit margins or losses. If future trade cases do not provide relief from such potential trade practices, U.S. protective trade laws are weakened or international demand for trucks and/or truck components decreases, an increase of truck component imports into the U.S. may occur, which could have a material adverse effect on our business, results of operations or financial condition.

We face exposure to foreign business and operational risks, including foreign exchange rate fluctuations, and if we were to experience a substantial fluctuation, our profitability may change.

        In the normal course of doing business, we are exposed to risks associated with changes in foreign exchange rates, particularly with respect to the Canadian dollar. From time to time, we use forward foreign exchange contracts, and other derivative instruments, to help offset the impact of the variability in exchange rates on our operations, cash flows, assets and liabilities. We had no outstanding foreign exchange forward contract instruments open at September 30, 2010. Factors that could further impact the risks associated with changes in foreign exchange rates include the accuracy of our sales estimates, volatility of currency markets and the cost and availability of derivative instruments.

        In addition, changes in the laws or governmental policies in the countries in which we operate could have a material adverse effect on our business, results of operations or financial condition.

We may not be able to continue to meet our customers' demands for our products and services.

        We must continue to meet our customers' demand for our products and services. However, we may not be successful in doing so. If our customers' demand for our products and/or services exceeds our ability to meet that demand, we may be unable to continue to provide our customers with the products and/or services they require to meet their business needs. Factors that could result in our inability to meet customer demands include an unforeseen spike in demand for our products and/or services, a failure by one or more of our suppliers to supply us with the raw materials and other resources that we need to operate our business effectively or poor management of our company or one or more divisions or units of our company, among other factors. Our ability to provide our customers with products and services in a reliable and timely manner, in the quantity and quality desired and with a high level of customer service, may be severely diminished as a result. If this happens, we may lose some or all of our customers to one or more of our competitors, which would have a material adverse effect on our business, results of operations or financial condition.

        In addition, it is important that we continue to meet our customers' demands in the truck components industry for product innovation, improvement and enhancement, including the continued development of new-generation products, design improvements and innovations that improve the quality and efficiency of our products. Developing product innovations for the truck components industry has been and will continue to be a significant part of our strategy. However, such development will require us to continue to invest in research and development and sales and marketing. Our recent financial condition has constrained our ability to make such investments. In the future, we may not have sufficient resources to make such necessary investments, or we may be unable to make the technological advances necessary to carry out product innovations sufficient to meet our customers' demands. We are also subject to the risks generally associated with product development, including lack of market acceptance, delays in product development and failure of products to operate properly. We may, as a result of these factors, be unable to meaningfully focus on product innovation as a strategy and may therefore be unable to meet our customers' demand for product innovation.

Our products may be rendered obsolete or less attractive by changes in regulatory, legislative or industry requirements.

        Changes in regulatory, legislative or industry requirements may render certain of our products obsolete or less attractive. Our ability to anticipate changes in these requirements, especially changes in regulatory standards, will be a significant factor in our ability to remain competitive. We may not be able to comply in the future with new regulatory, legislative and/or industrial standards that may be necessary for us to remain competitive and certain of our products may, as a result, become obsolete or less attractive to our customers.

Equipment failures, delays in deliveries or catastrophic loss at any of our facilities could lead to production or service curtailments or shutdowns.

        We manufacture our products at 17 facilities and provide logistical services at our just-in-time sequencing facilities in the U.S. An interruption in production or service capabilities at any of these facilities as a result of equipment failure or other reasons could result in our inability to produce our products, which would reduce our net sales and earnings for the affected period. In the event of a stoppage in production at any of our facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control, delivery times to our customers could be severely affected. Any significant delay in deliveries to our customers could lead to increased returns or cancellations, expose us to damage claims from our customers and cause us to lose future sales. Our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. We may experience plant shutdowns or periods of reduced production as a result of equipment failure, delays in deliveries or catastrophic loss, which could have a material adverse effect on our business, results of operations or financial condition.

We may incur potential product liability, warranty and product recall costs.

        We are subject to the risk of exposure to product liability, warranty and product recall claims in the event any of our products results in property damage, personal injury or death, or does not conform to specifications. We may not be able to continue to maintain suitable and adequate insurance in excess of our self-insured amounts on acceptable terms that will provide adequate protection against potential liabilities. In addition, if any of our products proves to be defective, we may be required to participate in a recall involving such products. A successful claim brought against us in excess of available insurance coverage, if any, or a requirement to participate in any product recall, could have a material adverse effect on our business, results of operations or financial condition.

Work stoppages or other labor issues at our facilities or at our customers' facilities could have a material adverse effect on our operations.

        As of September 30, 2010, unions represented approximately 58% of our workforce. As a result, we are subject to the risk of work stoppages and other labor relations matters. Any prolonged strike or other work stoppage at any one of our principal unionized facilities could have a material adverse effect on our business, results of operations or financial condition. We have collective bargaining agreements with different unions at various facilities. These collective bargaining agreements expire at various times over the next few years, with the exception of our union contract at our Monterrey, Mexico facility, which expires on an annual basis. The 2010 negotiations in Monterrey, Elkhart and Erie facilities have been completed. A new agreement at our Rockford facility was ratified on October 22, 2010. Any failure by us to reach a new agreement upon expiration of other union contracts may have a material adverse effect on our business, results of operations or financial condition.

        In addition, if any of our customers experience a material work stoppage, that customer may halt or limit the purchase of our products. This could cause us to curtail or shut down production facilities relating to these products, which could have a material adverse effect on our business, results of operations or financial condition.

We are subject to a number of environmental laws and regulations that may require us to make substantial expenditures or cause us to incur substantial liabilities.

        Our operations, facilities, and properties are subject to extensive and evolving laws and regulations pertaining to air emissions, wastewater and stormwater discharges, the handling and disposal of solid and hazardous materials and wastes, the investigation and remediation of contamination, and otherwise relating to health, safety, and the protection of the environment and natural resources. The violation of such laws can result in significant fines, penalties, liabilities or restrictions on operations. From time to time, we are involved in administrative or legal proceedings relating to environmental, health and safety matters, and have in the past incurred and will continue to incur capital costs and other expenditures relating to such matters. For example, we are involved in proceedings regarding alleged violations of air regulations at our Rockford facility and stormwater regulations at our Brillion facility, which could subject us to fines, penalties or other liabilities. In connection with such matters, we are negotiating with state authorities regarding certain capital improvements related to the underlying allegations. Based on current information, we do not expect that these matters will have a material adverse effect on our business, results of operations or financial conditions; however, we cannot assure you that these or any other future environmental compliance matters will not have such an effect.

        In addition to environmental laws that regulate our ongoing operations, we are also subject to environmental remediation liability. Under the federal Comprehensive Environmental Response, Compensation, and Liability Act, which we refer to as "CERCLA," and analogous state laws, we may be liable as a result of the release or threatened release of hazardous materials into the environment regardless of when the release occurred. We are currently involved in several matters relating to the investigation and/or remediation of locations where we have arranged for the disposal of foundry and other wastes. Such matters include situations in which we have been named or are believed to be potentially responsible parties in connection with the contamination of these sites. Additionally, environmental remediation may be required to address soil and groundwater contamination identified at certain of our facilities.

        As of September 30, 2010, we had an environmental reserve of approximately $1.5 million, related primarily to our foundry operations. This reserve is based on management's review of potential liabilities as well as cost estimates related thereto. The reserve takes into account the benefit of a contractual indemnity given to us by a prior owner of our wheel-end subsidiary. The failure of the indemnitor to fulfill its obligations could result in future costs that may be material. Any expenditures required for us to comply with applicable environmental laws and/or pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. Our environmental reserve may not be adequate to cover our future costs related to the sites associated with the environmental reserve, and any additional costs may have a material adverse effect on our business, results of operations or financial condition. The discovery of additional environmental issues, the modification of existing laws or regulations or the promulgation of new ones, more vigorous enforcement by regulators, the imposition of joint and several liability under CERCLA or analogous state laws, or other unanticipated events could also result in a material adverse effect.

        The Iron and Steel Foundry National Emission Standard for Hazardous Air Pollutants, which we refer to as the "NESHAP," was developed pursuant to Section 112(d) of the Clean Air Act and requires major sources of hazardous air pollutants to install controls representative of maximum achievable control technology. Based on currently available information, we do not anticipate material costs regarding ongoing compliance with the NESHAP; however if we are found to be out of compliance with the NESHAP, we could incur liability that could have a material adverse effect on our business, results of operations or financial condition.

Future climate change regulation may require us to make substantial expenditures or cause us to incur substantial liabilities.

        Many scientists, legislators and others attribute climate change to increased emissions of greenhouse gases, which we refer to as "GHGs," which has led to significant legislative and regulatory efforts to limit GHGs. There are bills pending in Congress that would limit and reduce GHG emissions through a cap-and-trade system of allowances and credits, under which emitters would be required to buy allowances to offset emissions. In addition, in late 2009, the U.S. Environmental Protection Agency, which we refer to as the "EPA," promulgated a rule requiring certain emitters of GHGs to monitor and report data with respect to their GHG emissions and in June 2010 promulgated a rule regarding future regulation of GHG emissions from stationary sources. Also, several states, including states in which we have facilities, are considering or have begun to implement various GHG registration and reduction programs. Certain of our facilities use significant amounts of energy and may emit amounts of GHGs above certain existing and/or proposed regulatory thresholds. GHG laws and regulations could increase the price of the energy we purchase, require us to purchase allowances to offset our own emissions, require us to monitor and report our GHG emissions or require us to install new emission controls at our facilities, any one of which could significantly increase our costs or otherwise negatively affect our business, results of operations or financial condition. In addition, future efforts to curb transportation-related GHGs could result in a lower demand for our products, which could negatively affect our business, results of operation or financial condition. While future GHG regulation appears increasingly likely, it is difficult to predict how these regulations will affect our business, results of operations or financial condition.

We might fail to adequately protect our intellectual property or third parties might assert that our technologies infringe on their intellectual property.

        The protection of our intellectual property is important to our business. We rely on a combination of trademarks, copyrights, patents, and trade secrets to provide protection in this regard, but this protection might be inadequate. For example, our pending or future trademark, copyright and patent applications might not be approved or, if allowed, they might not be of sufficient strength or scope. Conversely, third parties might assert that our technologies or other intellectual property infringe on their proprietary rights. Any intellectual property-related litigation could result in substantial costs and diversion of our efforts and, whether or not we are ultimately successful, the litigation could have a material adverse effect on our business, results of operations or financial condition.

Litigation against us could be costly and time consuming to defend.

        We are regularly subject to legal proceedings and claims that arise in the ordinary course of business, such as workers' compensation claims, OSHA investigations, employment disputes, unfair labor practice charges, customer and supplier disputes, and product liability claims arising out of the conduct of our business. Litigation may result in substantial costs and may divert management's attention and resources from the operation of our business, which could have a material adverse effect on our business, results of operations or financial condition.

If a person unaffiliated with us were to acquire a substantial amount of our common stock or convertible notes, a change of control could occur.

        If a person is able to acquire a substantial amount of our common stock and/or convertible notes, a change of control could be triggered under Delaware General Corporation Law, our senior credit facility, the convertible notes indenture, or the indenture governing our senior secured notes. If a change of control under our senior credit facility, the convertible notes indenture or the indenture governing the senior secured notes was to occur, we would need to obtain a waiver from our lenders, noteholders or holders of our senior secured notes, as applicable, or amend such debt instruments. Otherwise, the lenders or noteholders, as applicable, could accelerate the debt outstanding under such debt instruments. If we are unable to obtain a waiver or otherwise refinance this debt, our liquidity and capital resources would be significantly limited, and our business operations could be materially and adversely impacted.

If we fail to retain our executive officers, our business could be harmed.

        Our success largely depends on the efforts and abilities of our executive officers. Their skills, experience and industry contacts significantly contribute to the success of our business and our results of operations. The loss of any one of them could have a material adverse effect on our business, results of operations or financial condition. All of our executive officers are at will, but each of them has a severance agreement, as discussed directly below, other than our current interim President and Chief Executive Officer. In addition, our future success and profitability will also depend, in part, upon our continuing ability to attract and retain highly qualified personnel throughout our company, including a permanent Chief Executive Officer.

We have entered into typical severance arrangements with certain of our senior management employees, which may result in certain costs associated with strategic alternatives.

        Severance and retention agreements with certain senior management employees provide that the participating executive is entitled to a regular severance payment if we terminate the participating executive's employment without "cause" or if the participating executive terminates his or her employment with us for "good reason" (as these terms are defined in the agreement) at any time other than during a "Protection Period." The regular severance benefit is equal to the participating executive's base salary for one year. A Protection Period begins on the date on which a "change in control" (as defined in the agreement) occurs and ends 18 months after a "change in control." A change in control within the meaning of the agreements occurred as a result of the implementation of the Plan of Reorganization for all then outstanding severance and retention agreements, which did not include the severance and retention agreement with Mr. Woodward entered into after our emergence from Chapter 11 bankruptcy proceedings.

        The change in control severance benefit is payable to an executive if his or her employment is terminated during the Protection Period either by the participating executive for "good reason" or by us without "cause." The change in control severance benefits for Tier II executives (Messrs. Gulda, Maniatis, Schomer, Woodward and Wright) consist of a payment equal to 200% of the executive's salary plus 200% of the greater of (i) the annualized incentive compensation to which the executive would be entitled as of the date on which the change of control occurs or (ii) the average incentive compensation award over the three years prior to termination. The change in control severance benefits for Tier III executives (other key executives) consist of a payment equal to 100% of the executive's salary and 100% of the greater of (i) the annualized incentive compensation to which the executive would be entitled as of the date on which the change of control occurs or (ii) the average incentive compensation award over the three years prior to termination. If the participating executive's termination occurs during the Protection Period, the severance and retention agreement also provides for the continuance of certain other benefits, including reimbursement for forfeitures under qualified plans and continued health, disability, accident and dental insurance coverage for the lesser of 18 months (or 12 months in the case of Tier III executives) from the date of termination or the date on which the executive receives such benefits from a subsequent employer. There are currently no Tier I executive with severance and retention agreements.

        Neither the regular severance benefit nor the change in control severance benefit is payable if we terminate the participating executive's employment for "cause," if the executive voluntarily terminates his or her employment without "good reason" or if the executive's employment is terminated as a result of disability or death. Any payments to which the participating executive may be entitled under the agreement will be reduced by the full amount of any payments to which the executive may be entitled due to termination under any other severance policy offered by us. These agreements would make it costly for us to terminate certain of our senior management employees and such costs may also discourage potential acquisition proposals, which may negatively affect our stock price.

Our strategic initiatives may be unsuccessful, may take longer than anticipated, or may result in unanticipated costs.

        Future strategic initiatives could include divestitures, acquisitions, and restructurings, the success and timing of which will depend on various factors. Many of these factors are not in our control. In addition, the ultimate benefit of any acquisition would depend on the successful integration of the acquired entity or assets into our existing business. Failure to successfully identify, complete, and/or integrate future strategic initiatives could have a material adverse effect on our business, results of operations or financial condition.

        Additionally, our strategy contemplates significant growth in international markets in which we have significantly less market share and experience than we have in our domestic operations and markets. An inability to penetrate these international markets could adversely affect our results of operations.

QUESTIONS AND ANSWERS ABOUT THE CONVERSION OFFER AND CONSENT SOLICITATION

        These answers to questions that you may have as a noteholder are highlights of selected information included elsewhere in this offer to convert and consent solicitation/prospectus. To fully understand the conversion offer and consent solicitation, as well as other considerations that may be important to your decision whether to surrender your convertible notes for conversion in the conversion offer and deliver consents to the proposed amendments, you should carefully read this offer to convert and consent solicitation/prospectus in its entirety, including the section titled "Risk Factors." For further information about us, see the section of this offer to convert and consent solicitation/prospectus titled "Where You Can Find Additional Information."

Conversion Offer and Consent Solicitation

Who is making the conversion offer and consent solicitation?

        Accuride Corporation.

Why are you making the conversion offer and consent solicitation?

        The purpose of the conversion offer is to seek the conversion of our outstanding convertible notes into common stock in order to simplify our capital structure and increase the liquidity of our common stock by increasing the number of shares of common stock available for trading. The purpose of the consent solicitation is to adopt the proposed amendments, which will eliminate the conditions to our optional redemption of the convertible notes and permit us to redeem the convertible notes at par value at any time, and would eliminate certain events of default, many of the restrictive covenants and certain other provisions in the convertible notes indenture.

When does the conversion offer expire?

        The conversion offer will expire at 12:00 midnight (one minute after 11:59 p.m.), New York City time, on Tuesday, November 23, 2010, unless extended.

What aggregate principal amount of convertible notes is being sought in the conversion offer?

        We are offering to convert all of our $145,250,001 aggregate principal amount of outstanding convertible notes into common stock.

What will I receive in the conversion offer if I surrender my convertible notes for conversion and deliver consents to the proposed amendments and they are accepted?

        We have publicly proposed a 1-for-10 reverse split of our common stock. Subject to stockholder approval, we expect to complete the reverse stock split prior to the expiration date of the conversion offer. Giving effect to the reverse stock split and prior to the completion of the conversion offer, the convertible notes are currently convertible at a conversion rate of 140.7234 shares of post-reverse split common stock per $1,000 principal amount of convertible notes, which is equivalent to a conversion price of approximately $7.11 per share of post-reverse split common stock. In the conversion offer, noteholders may surrender their convertible notes at a conversion rate of 238.2119 shares of post-reverse split common stock per $1,000 principal amount of convertible notes, which is equivalent to a conversion price of approximately $4.20 per share of post-reverse split common stock. This represents an effective increase in the conversion rate of 97.4888 shares of post-reverse split common stock, or 69%, per $1,000 principal amount of convertible notes, which is equivalent to a decrease in the conversion price of approximately $2.91, or 41%, per share of common stock. The shares issued upon conversion to noteholders represent approximately 98% of the shares of common stock for which the convertible notes would otherwise be convertible following the final PIK interest payment on the convertible notes on February 26, 2013.

        The conversion offer is not conditioned on the completion of the reverse stock split, and the reverse stock split is not conditioned on the completion of the conversion offer. In the event that the reverse stock split is not completed, noteholders who validly surrender their convertible notes for conversion in the conversion offer prior to the expiration date will receive a conversion rate of 2,382.119 shares of pre-reverse split common stock per $1,000 principal amount of convertible notes, which is equivalent to a conversion price of approximately $0.42 per share of pre-reverse split common stock.

        We will not issue fractional shares of common stock in the conversion offer. Instead, we will make a cash payment for the fractional shares (calculated to the nearest 1/100th of a share) equal to the fractional share otherwise issuable to the noteholder in the conversion offer multiplied by the last quoted bid price for shares of our post-reverse split common stock on the OTCBB on the expiration date. Non-registered noteholders beneficially owning convertible notes through a bank, broker or other nominee should note that your nominee may have different procedures for processing the conversion offer than those that would be put in place by us for registered noteholders, and their procedures may result, for example, in differences in the precise cash amounts being paid by the nominees in lieu of a fractional share of common stock. If you hold your convertible notes through a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

        Your right to receive the conversion consideration is subject to the conditions set forth in this offer to convert and consent solicitation/prospectus and the related letter of transmittal and consent.

Why did you amend the conversion offer and what changed?

        Since the commencement of the conversion offer on October 22, 2010, we and our advisors have received feedback from noteholders regarding the terms of the conversion offer. Based on this feedback, we have decided to amend the conversion offer to (1) remove the proposed sponsored underwritten secondary offering of shares of post-reverse split common stock acquired in the conversion offer and (2) remove the "lock-up" agreement covering shares of post-reverse split common stock issued in the conversion offer. The other material terms of the conversion offer, however, remain unchanged.

When will I receive the consideration for converting my convertible notes in the conversion offer?

        Convertible notes surrendered for conversion in accordance with the procedures described in this offer to convert and consent solicitation/prospectus and the letter of transmittal and consent prior to the expiration date will, upon the terms and subject to the conditions of the conversion offer, be accepted for conversion and will be converted into shares of common stock at the increased conversion rate on the settlement date. The settlement date will occur promptly after the expiration date. We expect the settlement date to be within three business days after the expiration date. If the conversion offer is not completed, no such conversion will occur and we will return your convertible notes to you.

Will I receive accrued and unpaid PIK interest from and after August 26, 2010 to the expiration date of the conversion offer?

        No. Noteholders whose convertible notes are accepted for conversion will not receive any payment, additional shares of common stock or other consideration for accrued and unpaid PIK interest from and after August 26, 2010 to the expiration date of the conversion offer upon converting their convertible notes pursuant to the conversion offer.

What is the trading price of the convertible notes?

        The convertible notes are not listed on any national securities exchange and the trading price of the convertible notes is not publicly quoted.

How do the payments I would receive on the convertible notes if I do not surrender my convertible notes for conversion in the conversion offer compare to the consideration I will receive if I surrender my convertible notes for conversion in the conversion offer?

        If you do not surrender your convertible notes in the conversion offer, you will continue to receive interest payments at an annual rate of 7.5%. Interest payments are made on February 26 and August 26 of each year through February 26, 2020 or until such earlier time as the convertible notes are converted into common stock or redeemed or repurchased by us. The next five interest payments on the convertible notes will be paid as PIK interest in the form of additional convertible notes. Upon each payment of PIK interest, noteholders will also receive an anti-dilution adjustment to the applicable conversion rate and will continue to have the right to convert their convertible notes into common stock.

        If, however, you participate in the conversion offer, you will receive the conversion consideration described above in "—What will I receive in the conversion offer if I surrender my convertible notes for conversion and deliver consents to the proposed amendments and they are accepted?" and you will no longer hold convertible notes or have the right to receive interest payments.

May I surrender only a portion of the convertible notes that I hold for conversion in the conversion offer?

        Yes. You do not have to surrender all of your convertible notes for conversion to participate in the conversion offer. However, you may only surrender convertible notes in the conversion offer in integral multiples of $1.00 principal amount of the convertible notes and we will not accept for conversion convertible notes of $2,000 or less.

What rights will I lose if I surrender my convertible notes for conversion in the conversion offer?

        If you validly surrender your convertible notes for conversion in the conversion offer and we accept them for conversion, you would lose your rights as a noteholder and creditor of us with respect to the convertible notes we accept for conversion in the conversion offer.

Will the common stock issued in the conversion offer be freely tradable?

        The shares of common stock issued in the conversion offer will be freely tradable because they will be issued pursuant to a registration statement on Form S-4, unless you are considered an "affiliate" of ours, as that term is defined in the Securities Act. Affiliates may, however, resell shares of common stock issued in the conversion offer without restriction pursuant to our currently effective resale registration statement on Form S-1, if they are listed as selling stockholders therein. Our common stock is currently traded on the OTCBB under the symbol "ACUZ," however, we intend to file an application to relist our common stock on a national securities exchange, and intend to relist our common stock on a national securities exchange as soon as practicable following the completion of the conversion offer. For more information regarding the market for our common stock, see the section of this offer to convert and consent solicitation/prospectus titled "Price Range for Our Common Stock and Convertible Notes."

What do you intend to do with the convertible notes that are converted in the conversion offer?

        Convertible notes accepted for conversion by us in the conversion offer will be cancelled.

Are you, your board of directors, your officers, the conversion agent, the information agent, the dealer managers, the trustee or any other person making a recommendation regarding whether I should participate in the conversion offer and consent solicitation?

        We are not, and none of our board of directors, our officers, the conversion agent, the information agent, the dealer managers, the trustee or any other person is, making any recommendation regarding whether you should surrender or refrain from surrendering your convertible notes for conversion in the conversion offer or deliver a consent to the proposed amendments in the consent solicitation. Accordingly, you must make your own determination whether to surrender your convertible notes for conversion in the conversion offer, and, if so, the amount of convertible notes to surrender, and whether to deliver a consent to the proposed amendments in the consent solicitation.

Have any noteholders stated their intent to support the conversion offer and consent solicitation?

        Yes. Funds advised by Tinicum and certain funds advised by Sankaty Advisors, LLC, which beneficially own in the aggregate approximately $18.6 million of our convertible notes, representing an aggregate of approximately 12.8% of the total outstanding principal amount of the convertible notes, have advised our board of directors that they intend to surrender all of their respective convertible notes for conversion in the conversion offer.

What are the conditions to the conversion offer and consent solicitation?

        The conversion offer and consent solicitation are subject to a number of conditions, including the requirement that (1) the registration statement of which this offer to convert and consent solicitation/prospectus forms a part is declared effective by the SEC; (2) no stop order suspending the effectiveness of the registration statement of which this offer to convert and consent solicitation/prospectus forms a part has been issued and no proceedings for that purpose have been initiated or threatened; and (3) the receipt of valid surrenders of convertible notes and consents to the proposed amendments, not properly withdrawn, from at least a majority in principal amount of the outstanding convertible notes, not properly withdrawn and at least a majority in principal amount of the outstanding convertible notes not owned by Accuride or its affiliates. The conversion offer is also subject to other conditions described in this offer to convert and consent solicitation/prospectus.

        We may waive certain conditions of the conversion offer and consent solicitation. If any of the conditions are not satisfied or waived prior to the expiration date, we will not complete the conversion offer and consent solicitation. For more information regarding the conditions to the conversion offer and consent solicitation, see the section of this offer to convert and consent solicitation/prospectus titled "The Conversion Offer and Consent Solicitation—Conditions to the Conversion Offer and Consent Solicitation."

When will the proposed amendments and supplemental indenture become effective?

        We intend to execute the supplemental indenture containing the proposed amendments, and the proposed amendments will become effective, upon completion of the conversion offer, which we expect to occur within three business days after the expiration date.

How will fluctuations in the trading price of our common stock affect the consideration offered to noteholders in the conversion offer?

        Our common stock is traded on the OTCBB under the symbol "ACUZ." The last reported sale price of our pre-reverse split common stock on November 8, 2010 was $1.28 per share. If the trading price of our common stock declines, then the market value of the shares of common stock you will receive upon the conversion of your convertible notes will also decline. However, the number of shares of common stock you will receive in the conversion offer will not vary based on the trading price of our common stock. The trading price of our common stock could fluctuate depending upon any number of factors, including those specific to us and those that influence the trading prices of equity securities generally. See "Risk Factors—Risks Related to the Conversion Offer—The trading price of our common stock may fluctuate, and reductions in the price of the common stock could make the conversion offer less attractive."

Under what circumstances can the conversion offer and consent solicitation be extended, amended or terminated?

        The conversion offer will remain open for at least 20 business days from the date the conversion offer and consent solicitation commenced, October 22, 2010, and for at least 10 business days from the date this offer to convert and consent solicitation/prospectus was disseminated, November 9, 2010, and will not be earlier terminated. We reserve the right to extend the conversion offer and consent solicitation for any reason at all, and to amend the conversion offer and consent solicitation in a manner that does not adversely affect the noteholders. We may be required by law to extend the conversion offer if we make a material change in the information contained in this offer to convert and consent solicitation/prospectus or waive a material condition to the conversion offer. During any extension of the conversion offer and consent solicitation, convertible notes that were previously surrendered for conversion in the conversion offer and not properly withdrawn will remain subject to the conversion offer and consent solicitation. We reserve the right not to accept convertible notes for conversion in the conversion offer if any of the conditions of the conversion offer are not met on or prior to expiration date, including the requirement that (1) the registration statement of which this offer to convert and consent solicitation/prospectus forms a part be declared effective by the SEC, and (2) no stop order suspending the effectiveness of the registration statement of which this offer to convert and consent solicitation/prospectus forms a part be issued and no proceedings for that purpose be initiated or be threatened and the requirement that a minimum participation of noteholders be satisfied. If the conversion offer is not completed, no convertible notes will be accepted for conversion in the conversion offer and any convertible notes that have been surrendered for conversion in the conversion offer will be returned to the noteholders promptly. For more information see the section of this offer to convert and consent solicitation/prospectus titled "The Conversion Offer and Consent Solicitation—Expiration Date and Amendments."

How will I be notified if the conversion offer and consent solicitation is extended, terminated or amended?

        If the conversion offer is extended, terminated or amended, we will make a public announcement by issuing a press release, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the conversion offer and consent solicitation. For more information regarding notification of extensions, amendments or the termination of the conversion offer and consent solicitation, see the section of this offer to convert and consent solicitation/prospectus titled "The Conversion Offer and Consent Solicitation—Expiration Date and Amendments."

Is the Company's financial condition relevant to my decision to surrender convertible notes for conversion in the conversion offer?

        Yes. Our financial condition is relevant to your decision to surrender convertible notes for conversion in the conversion offer because the conversion consideration you will receive if your convertible notes are accepted for conversion will consist primarily of our common stock. You should therefore consider our financial condition before you decide to become one of our stockholders through the conversion offer. This offer to convert and consent/prospectus to exchange contains our financial information, as well as pro forma financial information for the conversion offer, all of which we encourage you to review.

What risks should I consider in deciding whether or not to surrender my convertible notes for conversion in the conversion offer?

        In deciding whether to participate in the conversion offer, you should carefully consider the discussion of risks and uncertainties affecting our business, the convertible notes and our common stock that are described in the section of this offer to convert and consent solicitation/prospectus titled "Risk

Factors," and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

What are the material U.S. federal income tax considerations of my participating in the conversion offer?

        For a discussion of the material tax consequences of the conversion offer to holders for U.S. federal income tax purposes, please see the section of this offer to convert and consent solicitation/prospectus titled "Material U.S. Federal Income Tax Consequences." You should consult your own tax advisor for a full understanding of the tax considerations of participating in the conversion offer.

Will the Company receive any cash proceeds from the conversion offer?

        No. We will not receive any cash proceeds from the conversion offer.

How do I surrender my convertible notes for conversion in the conversion offer and deliver consents to the proposed amendments in the consent solicitation?

        We believe all convertible notes are held in electronic form through DTC. If you believe you hold convertible notes in physical form, please contact the conversion agent regarding procedures for participating in the conversion offer and consent solicitation.

        If you beneficially own convertible notes that are held in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to surrender your convertible notes for conversion in the conversion offer and deliver consents to the proposed amendments in the consent solicitation, you should promptly instruct your nominee to surrender your convertible notes for conversion on your behalf.

        To surrender your convertible notes for conversion in the conversion offer and deliver consents to the proposed amendments in the consent solicitation, the conversion agent must receive prior to the expiration date of the conversion offer:

  •
  either

  •
  a properly completed and executed letter of transmittal and consent, or a facsimile of the letter of transmittal and consent, with all signature guarantees and other documents required by the letter of transmittal and consent; or

  •
  a properly transmitted agent's message through DTC's ATOP, transmitted in accordance with the procedure for book-entry transfer described in this offer to convert and consent solicitation/prospectus; and

  •
  either

  •
  in the case of book-entry transfer, a timely confirmation of book-entry transfer of such convertible notes; or

  •
  the certificates representing such convertible notes and a duly executed and completed letter of transmittal and consent.

        For more information regarding the procedures for converting your convertible notes, see the section of this offer to convert and consent solicitation/prospectus titled "The Conversion Offer and Consent Solicitation—Procedures for Surrendering Convertible Notes for Conversion in the Conversion Offer and Delivering Consents to the Proposed Amendments."

If I already surrendered convertible notes for conversion, do I have to take any further action?

        No. Convertible notes previously validly surrendered and not withdrawn pursuant to the initial offer to convert and consent solicitation/prospectus and the related letter of transmittal and consent constitute valid surrenders for purposes of the conversion offer. Noteholders are not required to take any further action with respect to those previously-surrendered convertible notes in order to receive the conversion consideration described in this offer to convert and consent solicitation/prospectus, subject to the terms and conditions of the conversion offer. Because the conversion offer has been amended, however, shares of post-reverse split common stock issued to noteholders will not be subject to a "lock-up" agreement and will not be eligible for inclusion in the previously proposed secondary offering.

What happens if my convertible notes are not accepted for conversion?

        If we do not accept your convertible notes for conversion in the conversion offer, your convertible notes will be returned to you, at our expense, promptly after the expiration of the conversion offer by book entry transfer into the conversion agent's account at DTC. DTC will credit any validly withdrawn or unaccepted convertible notes to your account at DTC. For more information, see the section of this offer to convert and consent solicitation/prospectus titled "The Conversion Offer and Consent Solicitation—Withdrawal Rights and Revocation of Consents."

Until when may I withdraw convertible notes that I previously surrendered for conversion in the conversion offer?

        If not previously returned, you may withdraw convertible notes that you previously surrendered for conversion in the conversion offer, which will cause your consents to be deemed revoked, at any time prior to the expiration date of the conversion offer. In addition, you may withdraw any convertible notes that you surrender for conversion in the conversion offer that are not accepted for conversion by us after the expiration of 40 business days from October 22, 2010, if such convertible notes have not been previously returned to you. For more information, see the section of this offer to convert and consent solicitation/prospectus titled "The Conversion Offer and Consent Solicitation—Withdrawal Rights and Revocation of Consents."

How do I withdraw convertible notes that I previously surrendered for conversion in the conversion offer?

        To withdraw convertible notes that you previously surrendered for conversion in the conversion offer, which will cause your consents to be deemed revoked, you must either give written notice of withdrawal which must be received by the conversion agent on or before the expiration date, or, in the case of book entry transfer, you must comply with the appropriate procedures of DTC's ATOP. For more information regarding the procedures for withdrawing the convertible notes, see the section of this offer to convert and consent solicitation/prospectus titled "The Conversion Offer and Consent Solicitation—Withdrawal Rights and Revocation of Consents."

Will I have to pay any fees or commissions if I surrender my convertible notes for conversion in the conversion offer?

        If your convertible notes are held through a broker, dealer, commercial bank, trust company or other nominee who surrenders convertible notes for conversion in the conversion offer on your behalf, your nominee may charge you a commission for doing so. You should consult with your nominee to determine whether any charges will apply. Otherwise, you will not be required to pay any fees or commissions to us, the dealer managers, the conversion agent or the information agent in connection with the conversion offer.

If the conversion offer is completed and I do not participate in the conversion offer or I do not surrender all of my convertible notes for conversion in the conversion offer, how will my rights under my remaining outstanding convertible notes be affected?

        If the conversion offer is completed and the proposed amendments become effective, convertible notes that remain outstanding after the completion of the conversion offer and consent solicitation will not have the benefit of the conditions to our optional redemption of the convertible notes, which will permit us to redeem the convertible notes at par value at any time, and will not have the benefit of the restrictive covenants, events of default and other provisions in the convertible notes indenture that will be removed by the proposed amendments. The elimination or modification of these provisions will permit us to take certain actions previously prohibited without obtaining the consent of the noteholders. Those actions could increase the credit risks associated with us, as well as adversely affect the trading price and credit rating of the convertible notes that remain outstanding. Furthermore, we will be able to redeem the convertible notes at any time on or after the completion of the conversion offer and consent solicitation without complying with the conditions to our optional redemption of the convertible notes currently contained in the convertible notes indenture. We intend to cause the redemption of the remaining outstanding convertible notes to occur as promptly as practicable, subject to applicable law and the terms of our existing indebtedness, as well as our available cash on hand.

        In addition, following the completion of the conversion offer and consent solicitation, the trading market for convertible notes that are not converted could become more limited than the existing trading market for the convertible notes and could cease to exist altogether due to the reduction in the amount of the convertible notes outstanding upon completion of the conversion offer. A more limited trading market might adversely affect the liquidity, trading price and price volatility of the convertible notes. We cannot assure you that ratings on the convertible notes will be maintained. See "Risk Factors—Risks Related to Holding Convertible Notes after Completion of the Conversion Offer and Consent Solicitation."

Are there any governmental or regulatory approvals required for the completion of the conversion offer?

        We are not aware of any governmental regulatory approvals required for the completion of the conversion offer and consent solicitation, other than filing a Tender Offer Statement on Schedule TO with the SEC and otherwise complying with applicable securities laws.

Why does the cover page to this offer to convert and consent solicitation/prospectus state that this offer is subject to change and that the registration statement filed with the SEC is not yet effective? Does this mean that the conversion offer has not commenced?

        No. Effectiveness of the registration statement is not necessary for the conversion offer and consent solicitation to commence. We cannot, however, accept for conversion any convertible notes surrendered in the conversion offer until the registration statement is declared effective by the SEC and the other conditions to our offer to convert and consent solicitation have been satisfied or waived. The offer to convert and consent solicitation will commence when we first mail this preliminary offer to convert and consent solicitation/prospectus and the related letter of transmittal to noteholders.

With whom may I talk if I have questions about the conversion offer?

        If you have questions regarding the conversion offer, please contact the Credit Suisse, the lead dealer manager and solicitation agent, and Nomura, the co-dealer manager and solicitation agent. You may call Credit Suisse toll-free at (800) 820-1653 or collect at (212) 538-2147 and you may call Nomura toll-free at (800) 635-2952 or collect at (212) 667-2000. If you have questions regarding the procedures for converting your convertible notes in the conversion offer, please contact AST, the conversion agent, toll-free at (877) 248-6417. If you require additional conversion offer materials, please contact MacKenzie, the information agent, toll-free at (800) 322-2885 or call collect at (212) 929-5500. You may also write to any of these entities at one of their respective addresses set forth on the back cover of the offer to convert and consent solicitation/prospectus.

THE CONVERSION OFFER AND CONSENT SOLICITATION

Purpose and Effect

        The purpose of the conversion offer is to seek the conversion of our outstanding convertible notes into common stock in order to simplify our capital structure and increase the liquidity of our common stock by increasing the number of shares of common stock available for trading. We have publicly proposed a 1-for-10 reverse split of our common stock. Subject to stockholder approval, we expect to complete the reverse stock split prior to the expiration date of the conversion offer. Giving effect to the reverse stock split and prior to the completion of the conversion offer, the convertible notes are convertible at a conversion rate of 140.7234 shares of post-reverse split common stock per $1,000 principal amount of convertible notes, which is equivalent to a conversion price of approximately $7.11 per share of post-reverse split common stock. Noteholders who validly surrender their convertible notes for conversion in the conversion offer will receive a conversion rate of 238.2119 shares of post-reverse split common stock per $1,000 principal amount of convertible notes, which is equivalent to a conversion price of approximately $4.20 per share of post-reverse split common stock. This represents an effective increase in the conversion rate of 97.4888 shares of post-reverse split common stock, or 69%, per $1,000 principal amount of convertible notes, which is equivalent to a decrease in the conversion price of approximately $2.91, or 41%, per share of common stock. Noteholders who surrender their convertible notes for conversion in the conversion offer will receive approximately 98% of the shares of common stock into which we expect the convertible notes would be convertible on February 26, 2013, which is the final PIK interest payment date for the convertible notes. The conversion offer is not conditioned on the completion of the reverse stock split and the reverse stock split is not conditioned on the completion of the conversion offer.

        The conversion offer was commenced, and the initial offer to convert and consent solicitation/prospectus was disseminated, on October 22, 2010. Since the commencement of the conversion offer, we and our advisors have received feedback from noteholders regarding the terms of the conversion offer. Based on the feedback that the noteholders were not willing to be subject to a lock-up agreement covering shares of post-reverse split common stock delivered in the conversion offer, we are amending the conversion offer to (1) remove the proposed sponsored underwritten secondary offering of shares of post-reverse split common stock acquired in the conversion offer and (2) remove the "lock-up" agreement covering shares of post-reverse split common stock issued in the conversion offer. The other material terms of the conversion offer remain unchanged.

        The purpose of the consent solicitation is to adopt the proposed amendments, which would eliminate the conditions to the optional redemption of the convertible notes and permit us to redeem the convertible notes at par value at any time and eliminate many of the restrictive covenants and certain events of default in the convertible notes indenture.

Terms of the Conversion Offer and Consent Solicitation

        Upon the terms of and subject to the conditions of the conversion offer, as extended or amended from time to time, we will accept for conversion, and promptly convert, at the increased conversion rate, all convertible notes properly surrendered, and not properly withdrawn, in the conversion offer. The conversion agent will act as agent for noteholders for the purpose of receiving shares of common stock from us and transmitting such shares to the noteholders.

        Noteholders who validly surrender their convertible notes for conversion in the conversion offer will receive a conversion rate of 238.2119 shares of post-reverse split common stock per $1,000 principal amount of convertible notes, which is equivalent to a conversion price of approximately $4.20 per share of post-reverse split common stock.

        We will not issue fractional shares of common stock in the conversion offer. Instead, we will make a cash payment for fractional shares (calculated to the nearest 1/100th of a share) equal to the fractional share otherwise issuable to the noteholder in the conversion offer multiplied by the last quoted bid price for shares of our common stock on the OTCBB on the expiration date.

The Solicitation of Consents for the Proposed Amendments

        We are soliciting, upon the terms and subject to the conditions set forth in this offer to convert and consent solicitation/prospectus and the related letter of transmittal and consent, consents from the noteholders with respect to the proposed amendments. As a condition to the acceptance of the conversion offer, a noteholder must consent to the proposed amendments. Noteholders who validly surrender their convertible notes for conversion in the conversion offer and do not properly withdraw their convertible notes from the conversion offer will be deemed to have consented to the proposed amendments.

        The proposed amendments constitute a single proposal, and a noteholder who surrenders convertible notes for conversion in the conversion offer and consents to the proposed amendments must consent to them in their entirety. The proposed amendments, if adopted, would eliminate the conditions to our optional redemption of the convertible notes and permit us to redeem the convertible notes at par value at any time, eliminate certain events of default with respect to the convertible notes and eliminate substantially all of the covenants in the convertible notes indenture that restrict our actions, other than the covenants to pay principal of and interest on the convertible notes when due, and eliminate other provisions in the convertible notes indenture.

        The proposed amendments will be embodied in a supplemental indenture. The supplemental indenture and the proposed amendments will become effective upon execution of the supplemental indenture and settlement of the conversion offer. Thereafter, the proposed amendments will be effective and binding on all noteholders. If the conversion offer is not completed and the convertible notes are never accepted for conversion, the supplemental indenture will not be executed and the proposed amendments will never become effective.

        Pursuant to the terms of the convertible notes indenture, the proposed amendments require the written consent of the noteholders of at least a majority in principal amount of the outstanding convertible notes not owned by us or any of our affiliates. Tinicum and the Sankaty Funds may be deemed to be our affiliates for purposes of the convertible notes indenture and, as a result, the proposed amendments may require the consent of the holders of at least a majority in principal amount of convertible notes other than those held by funds advised by Tinicum and the Sankaty Funds. Excluding convertible notes held by funds advised by Tinicum and the Sankaty Funds, consents from holders of at least a majority of $126,631,950 in principal amount of convertible notes will be required to approve the proposed amendments. We will publicly announce that the requisite consents have been received by press release. The summary of the provisions of the supplemental indenture set forth below is qualified in its entirety by reference to the full and complete terms contained in the supplemental indenture. Capitalized terms used in this section without definition have the meanings set forth in the convertible notes indenture. A copy of the convertible notes indenture is filed herewith as Exhibit 4.1 and may be obtained in the manner described under "Where You Can Find Additional Information."

Elimination of Covenants

        The supplemental indenture would eliminate the following covenants and provisions from the convertible notes indenture:

  •
  "Payment of Taxes and Other Claims" (§ 1005);

  •
  "Maintenance of Properties" (§ 1006);

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  "Additional Interest Notice" (§ 1007);

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  "Compliance with Laws" (§ 1008);

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  "Limitation on Restricted Payments" (§ 1009);

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  "Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" (§ 1010);

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  "Limitation on Liens" (§ 1011);

  •
  "Limitation on Transactions with Affiliates" (§ 1012);

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  "Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries" (§ 1013);

  •
  "Limitation on Guarantees of Indebtedness by Restricted Subsidiaries" (§ 1014);

  •
  "Limitation on Sales of Assets" (§ 1017);

  •
  "Statement by Officers as to Default" (§ 1018); and

  •
  "Offer to Purchase by Application of Excess Proceeds" (§ 1108).

Modification of Conditions to our Optional Redemption of the Convertible Notes

        The proposed amendments would eliminate all conditions to our optional redemption of the convertible notes and permit us to redeem the convertible notes at a price equal to 100% of the principal amount of the convertible note at any time at our election. (§ 5 of the convertible notes indenture).

Modification of Requirement Regarding Commission Reports and Reports to Noteholders

        The proposed amendments would modify Section 1019 of the convertible notes indenture, requiring only that we comply with Section 314(a) of the Trust Indenture Act. (§ 1019 of the convertible notes indenture).

Modification of Restrictions on Company's Merger, Consolidation or Sale of Assets Right

        The proposed amendments would modify Section 801 of the convertible notes indenture, so that we and our subsidiaries may, without restriction under the convertible notes indenture, enter into certain transactions involving mergers and consolidations and transfers or leases of substantially all of their assets; provided, that the successor entity to any such transaction assumes our obligations as set forth in Section 801 of the convertible notes indenture. (§ 801 of the convertible notes indenture).

Modification of Restrictions on Guarantors' Merger, Consolidation or Sale of Assets Rights

        The proposed amendments would modify Section 802 of the convertible notes indenture, so that any Guarantor may, without restriction under the convertible notes indenture, enter into certain transactions involving mergers and consolidations and transfers or leases of substantially all of their assets; provided, that the successor entity to any such transaction assumes the obligations of the Guarantor as set forth in Section 802 of the convertible notes indenture. (§ 802 of the convertible notes indenture).

Modification of Events of Default

        The proposed amendments would eliminate all events of default under the convertible notes indenture other than events of default relating to the failure to pay principal of and interest on the convertible notes and the events of default relating to covenants that were not deleted. (§ 501 of the convertible notes indenture).

Modification of Conditions to Legal Defeasance or Covenant Defeasance or Satisfaction and Discharge of indenture

        The proposed amendments would eliminate most conditions limiting a legal defeasance, a covenant defeasance or a satisfaction and discharge of the convertible notes indenture. (§ 401 and § 1304 of the convertible notes indenture).

Deletion of Definitions and Related Provisions

        The proposed amendments would also delete certain definitions and related provisions from the convertible notes indenture and convertible notes when references to such definitions and related provisions would be eliminated or made irrelevant as a result of the foregoing.

        The foregoing summary does not purport to be comprehensive or definitive, and is qualified in its entirety by reference to the form of supplemental indenture attached as Attachment A to this offer to convert and consent solicitation/prospectus and the convertible notes indenture.

        Adoption of the proposed amendments may have substantial adverse consequences for noteholders who do not surrender their convertible notes for conversion in the conversion offer because convertible notes outstanding after the completion of the conversion offer will not be entitled to the benefit of the conditions to our optional redemption of the convertible notes, substantially all of the restrictive covenants and certain event of default provisions presently contained in the convertible notes indenture. The elimination of these restrictive covenants and other provisions may permit us to, among other things, redeem the convertible notes at a price equal to 100% of the principal amount of the convertible notes at any time, incur indebtedness, pay dividends or make other payments that would otherwise have been restricted, and incur liens or make investments that would otherwise not have been permitted. Such actions could impair our ability to pay principal of and interest on the convertible notes, and could result in the convertible notes being effectively subordinated to other debts of us and our subsidiaries.

Deciding Whether to Participate in the Conversion Offer

        You must make your own decision whether to surrender any convertible notes for conversion in the conversion offer, and, if so, the amount of convertible notes to surrender. We are not, and none of our board of directors or officers, the conversion agent, the information agent, the dealer managers, the trustee or any other person is, making any recommendation as to whether you should surrender your convertible notes for conversion in the conversion offer.

Expiration Date and Amendments

        The conversion offer will expire at 12:00 midnight (one minute after 11:59 p.m.), New York City time, on Tuesday, November 23, 2010, unless we extend the conversion offer. In any event, the conversion offer will be open for at least 20 business days from the date the conversion offer and consent solicitation commenced, October 22, 2010, and for at least 10 business days from the date this offer to convert and consent solicitation/prospectus was disseminated, November 9, 2010, unless earlier terminated or withdrawn. We also may extend the conversion offer or amend or terminate the conversion offer if any of the conditions described below under "—Conditions to the Conversion Offer and Consent Solicitation" have not been satisfied or waived prior to the expiration date by giving proper notice to the conversion agent of the extension, amendment or termination.

        If we make a material change in the terms of the conversion offer and consent solicitation (other than a change in the conversion consideration), or the information concerning the conversion offer and consent solicitation, or waive a material condition of the conversion offer and consent solicitation prior to the expiration date, we will extend the conversion offer and consent solicitation, if and to the extent required by law, including Rule 13e-4 under the Exchange Act, for a period sufficient to allow you to consider the amended terms of the conversion offer and consent solicitation. If we change the amount of the conversion consideration offered in the conversion offer and consent solicitation, we will promptly disseminate disclosure regarding the change and extend the conversion offer and consent solicitation, if required by law including Rule 13e-4 under the Exchange Act and Rule 14e-1 under the Exchange Act, so that the conversion offer and consent solicitation remains open a minimum of 10 business days from the date we disseminate that disclosure. In a published release, the SEC has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the condition that we have received valid surrenders of convertible notes and consents to the proposed amendments, not properly withdrawn, from holders of at least a majority in principal amount of convertible notes outstanding and at least a majority in principal amount of the outstanding convertible notes not owned by us or our affiliates is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date that the material change is first published, sent or given to noteholders, and that if material changes are made with respect to information that approaches the significance of the price to be paid in the offer or the percentage of shares sought in the offer, a minimum of 10 business days may be required to allow adequate dissemination and investor response.

        We reserve the right to amend the terms of the conversion offer at any time and in any manner permitted or not prohibited by applicable law, and in any manner that does not adversely affect any noteholder. We will notify you as promptly as practicable of any extension, amendment or termination in accordance with applicable law. We will file an amendment to this registration statement of which this offer to convert and consent solicitation/prospectus forms a part with respect to any material change to the conversion offer and consent solicitation.

        If we determine to extend the conversion offer and consent solicitation, then we will notify the conversion agent of any extension by oral or written notice and give each registered noteholder notice of the extension by means of a press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any extension, all convertible notes previously surrendered for conversion will remain subject to the conversion offer and may be accepted for conversion by us, except that surrenders of convertibles notes for conversion in the conversion offer may be withdrawn if the convertible notes have not been accepted for conversion after the expiration of 40 business days from October 22, 2010. Any convertible notes not accepted for conversion for any reason will be returned without expense to the noteholder promptly after the expiration or termination of the conversion offer.

Procedures for Surrendering Convertible Notes for Conversion in the Conversion Offer and Delivering Consents to the Proposed Amendments

General

        The following summarizes the procedures to be followed by all noteholders to validly surrender their convertible notes for conversion in the conversion offer and deliver consents to the proposed amendments.

        Noteholders who validly surrender their convertible notes for conversion in the conversion offer in accordance with the procedures described below will be deemed to have delivered consents to the proposed amendments. Noteholders are required to deliver consents to the proposed amendments in order to participate in the conversion offer, and noteholders may not deliver consents to the proposed amendments unless they surrender their convertible notes for conversion in the conversion offer.

Surrender of Convertible Notes and Delivery of Consents

        The submission of convertible notes for conversion in the conversion offer and delivery of consents to the proposed amendments in the consent solicitation as described below, and our acceptance of such convertible notes and consents, will constitute a binding agreement between the noteholder and us upon the terms and conditions described in this offer to convert and consent solicitation/prospectus and in the accompanying letter of transmittal and consent. Except as described below, a noteholder who wishes to surrender convertible notes for conversion in response to the conversion offer must surrender the convertible notes, together with a properly completed and duly executed letter of transmittal and consent, including all other documents required by the letter of transmittal and consent, to the conversion agent at the address listed on the back cover page of this offer to convert and consent solicitation/prospectus prior to 12:00 midnight (one minute after 11:59 p.m.), New York City time, on Tuesday, November 23, 2010, or such later time and date to which the conversion offer is extended. All convertible notes not accepted for conversion will be returned to the surrendering noteholder at our expense as promptly as practicable following the expiration date.

        THE METHOD OF DELIVERY OF CONVERTIBLE NOTES, LETTERS OF TRANSMITTAL AND CONSENT AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE NOTEHOLDER. IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT THE NOTEHOLDER USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

        There are no guaranteed delivery procedures in connection with the conversion offer and consent solicitation. Noteholders must timely surrender their convertible notes for conversion in the conversion offer in accordance with the procedures set forth herein.

Proper Surrenders of Convertible Notes for Conversion in the Conversion Offer and Delivery of Consents to the Proposed Amendments

        If you are a noteholder and you wish to surrender your convertible notes for conversion in the conversion offer and deliver consents to the proposed amendments in the consent solicitation, on or prior to the expiration date you must:

  (1)
  agree to be bound by the letter of transmittal and consent by transmitting either:

    •
    a properly completed and duly executed letter of transmittal and consent, which accompanies this offer to convert and consent solicitation/prospectus, or a facsimile of the letter of transmittal and consent, with all signature guarantees and other documents required by the letter of transmittal and consent, to the conversion agent at the address set forth on the back cover of this offer to convert and consent solicitation/prospectus; or

    •
    a computer-generated message transmitted by means of DTC's ATOP, as described below, and received by the conversion agent in which you acknowledge and agree to be bound by the terms of the letter of transmittal and consent; and

  (2)
  deliver the convertible notes to the conversion agent by either:

    •
    transmitting a timely confirmation of book-entry transfer of your convertible notes into the conversion agent's account at DTC pursuant to the procedure for book-entry transfers described below; or

    •
    if the convertible notes are held in physical form, delivering the convertible notes to the conversion agent as described below.

Previously Surrendered Convertible Notes

        Convertible notes previously validly surrendered and not withdrawn pursuant to the initial offer to convert and consent solicitation/prospectus and the related letter of transmittal and consent constitute valid surrenders for purposes of the conversion offer. Noteholders are not required to take any further action with respect to those previously-surrendered convertible notes in order to receive the conversion consideration described in this offer to convert and consent solicitation/prospectus, subject to the terms and conditions of the conversion offer.

Book-Entry Delivery Procedures

        Any financial institution that is a participant in DTC may make book-entry delivery of the convertible notes by causing DTC to transfer such convertible notes into the conversion agent's account in accordance with that facility's procedures for the transfer. In connection with a book-entry transfer, a letter of transmittal and consent need not be transmitted to the conversion agent, as long as the book-entry transfer procedure is complied with prior to the expiration date and an agent's message (as defined below) is received by the conversion agent prior to the expiration date. The term "agent's message" means a message, transmitted by DTC to, and received by, the conversion agent, which states that (1) DTC has received an express acknowledgement from the participant in DTC submitting convertible notes for conversion in the conversion offer, (2) the participant has received and agrees to be bound by the terms of the letter of transmittal and consent and (3) we may enforce the agreement against the participant.

Delivery of Convertible Notes Held in Physical Form

        We believe all convertible notes are held in electronic form through DTC. If you believe you hold convertible notes in physical form, please contact the conversion agent regarding procedures for participating in the conversion offer and consent solicitation.

Surrendering Convertible Notes for Conversion in the Conversion Offer Held Through a Custodian

        Any noteholder whose convertible notes are held by a custodial entity such as a broker, dealer, commercial bank, trust company or other nominee and who wishes to surrender convertible notes for conversion in the conversion offer and deliver consents to the proposed amendments should contact the custodial entity promptly and instruct the custodial entity to surrender the convertible notes for conversion in the conversion offer and deliver consents to the proposed amendments on the noteholder's behalf.

        A custodial entity cannot surrender convertible notes for conversion in the conversion offer and deliver consents to the proposed amendments on behalf of a noteholder without the noteholder's instructions. Noteholders whose convertible notes are held by a custodial entity such as a broker, dealer, commercial bank, trust company or other nominee should be aware that the custodial entity may have deadlines earlier than the expiration date for the custodial entity to be advised of the action that you may wish for them to take with respect to your convertible notes and, accordingly, noteholders are urged to contact any custodial entity such as a broker, dealer, commercial bank, trust company or other nominee through which they hold their convertible notes as soon as possible in order to learn of the applicable deadlines of the custodial entity.

Effect of Letter of Transmittal and Consent

        Subject to and effective upon the acceptance for conversion of the convertible notes, by executing and delivering a letter of transmittal and consent, a noteholder, among other things:

  •
  irrevocably sells, assigns and transfers to or upon our order, all right, title and interest in and to all the convertible notes converted thereby;

  •
  consents to the proposed amendments to the convertible notes indenture;

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  represents and warrants, among other things, that the convertible notes converted were owned as of the date of the surrender for conversion in the conversion offer, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind; and

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  irrevocably appoints the conversion agent as its true and lawful agent and attorney-in-fact (with full knowledge that the conversion agent also acts as our agent with respect to the convertible notes converted thereby, with full power coupled with an interest) to:

  •
  deliver certificates representing the convertible notes, or transfer ownership of the convertible notes on the account books maintained by DTC, together with all accompanying evidences of transfer and authenticity, to or upon our order;

  •
  deliver to us and the trustee under the convertible notes indenture the noteholder's letter of transmittal and consent as evidence of the noteholder's consent to the proposed amendments with respect to the convertible notes to be converted, and as certification that validly delivered and not revoked consents from the noteholders holding the requisite aggregate principal amount of outstanding convertible notes to adopt the proposed amendments, duly executed by the noteholders, have been received, all in accordance with the terms and conditions of the conversion offer and consent solicitation as described in the offer to convert and consent solicitation/prospectus; and

  •
  receive all benefits and otherwise exercise all rights of beneficial ownership of the convertible notes, all in accordance with the terms and conditions of the conversion offer and consent solicitation.

        The agreement between us and a noteholder set forth in the letter of transmittal and consent (and any agent's message in lieu thereof) will be governed by, and construed in accordance with, the laws of the State of New York.

Signatures and Signature Guarantees

        Each signature on a letter of transmittal and consent or a notice of withdrawal, as the case may be, must be guaranteed, unless the convertible notes surrendered for conversion with the letter of transmittal and consent are submitted (1) by a registered noteholder who has not completed either the box titled "Special Conversion Instructions" or the box titled "Special Delivery Instructions" in the letter of transmittal and consent, or (2) for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program, each known as an "eligible institution." In the event that a signature on a letter of transmittal and consent or a notice of withdrawal, as the case may be, is required to be guaranteed, the guarantee must be by an eligible institution. If the letter of transmittal and consent is signed by a person other than the registered holder, the convertible notes surrendered for conversion must either (1) be endorsed by the registered noteholder, with the signature guaranteed by an eligible institution, or (2) be accompanied by a power, in satisfactory form as determined by us, duly executed by the registered noteholder, with the signature guaranteed by an eligible institution. The term "registered noteholder" as used in this paragraph with respect to the convertible notes means any person in whose name the convertible notes are registered on the books of the transfer agent and registrar for the convertible notes.

        If any letter of transmittal and consent, endorsement, stock power, power of attorney or any other document required by the letter of transmittal and consent is signed by a trustee, executor, corporation or other person acting in a fiduciary or representative capacity, the signatory should so indicate when signing, and, unless waived by us, submit proper evidence of the person's authority to so act, which evidence must be satisfactory to us.

Backup Withholding

        To prevent U.S. federal income tax backup withholding, each noteholder that is a U.S. person generally should provide the conversion agent with the noteholder's correct taxpayer identification number and certify that the noteholder is not subject to U.S. federal income tax backup withholding by completing the Form W-9 provided with the letter of transmittal and consent. Each noteholder that is not a U.S. person should provide the conversion agent with an applicable Form W-8, certifying that the noteholder is not a U.S. person.

Determination of Validity

        We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any convertible notes surrendered for conversion in the conversion offer pursuant to any of the procedures described above, and this determination will be final and binding. For purposes of the conversion offer and consent solicitation, convertible notes surrendered for conversion will only be deemed to have been accepted for conversion if, as and when we give proper notice of the acceptance to the conversion agent. We reserve the absolute right to reject any and all surrenders of convertible notes for conversion in the conversion offer that we determine not to be in proper form or if our acceptance for conversion of, or payment of conversion consideration in respect of, the convertible notes may, in our opinion or the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the conversion offer or any defect or irregularity in any noteholder's convertible notes surrendered in the conversion offer, whether or not similar defects or irregularities are waived in the case of other noteholders. Our interpretation of the terms and conditions of the conversion offer and the documents delivered in connection therewith will be final and binding. Neither we, nor the conversion agent, the dealer managers, the information agent, or any other person, will be under any duty to give notification of any defects or irregularities in surrenders of convertible notes in the conversion offer or will incur any liability for failure to give any notification. If we waive our right to reject a defective surrender of convertible notes for conversion in the conversion offer, the noteholder will be entitled to the conversion consideration.

Expenses

        Noteholders participating in the conversion offer will not be obligated to pay brokerage fees or commissions to the dealer managers, the information agent, the conversion agent, the trustee or us. Noteholders participating in the conversion offer will not be required to pay transfer taxes on the payment of the conversion consideration, except as provided in the letter of transmittal and consent.

Withdrawal Rights and Revocation of Consents

        You may withdraw your surrender of convertible notes for conversion in the conversion offer and revoke your consents to the proposed amendments at any time before the conversion offer and consent solicitation expires. A noteholder may not validly revoke a consent to the proposed amendments unless the noteholder properly withdraws the noteholder's previously surrendered convertible notes, and the proper withdrawal of a noteholder's convertible notes will constitute the concurrent proper revocation of such noteholder's consent to the proposed amendments. Any withdrawal of previously surrendered convertible notes otherwise than in accordance with the provisions described in this offer to convert and consent solicitation/prospectus will not constitute a valid revocation of such noteholder's consent. In addition, you may withdraw any previously delivered convertible notes that are not accepted for conversion by us after the expiration of 40 business days from October 22, 2010, if the convertible notes have not been previously returned to you.

        For any financial institution that is a participant in DTC, for a withdrawal of surrendered convertible notes and revocation of consent to the proposed amendments to be effective, the conversion agent must receive a "request message" through ATOP at its address set forth on the back cover of this offer to convert and consent solicitation/prospectus prior to the expiration date identifying the name and number of the DTC account to be credited, and otherwise comply with the procedures of DTC and the letter of transmittal and consent.

        We believe all convertible notes are held in electronic form through DTC. If you believe you hold convertible notes in physical form, please contact the conversion agent regarding procedures for withdrawing surrendered convertible notes and revoking consent to the proposed amendments.

        Any noteholder whose convertible notes are held by a custodial entity such as a broker, dealer, commercial bank, trust company or other nominee and who wishes to withdraw convertible notes from the conversion offer and revoke consents to the proposed amendments should contact the custodial entity promptly and instruct the custodial entity to withdraw the convertible notes for conversion in the conversion offer and revoke consents to the proposed amendments on the noteholder's behalf.

        If you have delivered or otherwise identified to the conversion agent the certificates for convertible notes, then, before the release of these certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with the signatures guaranteed by an eligible guarantor institution, unless the noteholder is an eligible guarantor institution.

        We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. Any convertible notes and consents so withdrawn and revoked, respectively, will be deemed not to have been properly surrendered or delivered, respectively, for purposes of the conversion offer. We will return any convertible notes that have been surrendered but that are not accepted by us for conversion in the conversion offer for any reason to the noteholder, without cost, promptly after withdrawal, rejection of delivery or termination of the conversion offer. In the case of convertible notes surrendered by book-entry transfer into the conversion agent's account at DTC, the convertible notes will be credited to an account maintained with DTC for the convertible notes. You may re-surrender withdrawn convertible notes for conversion in the conversion offer by following one of the procedures described under "—Procedures for Surrendering Convertible Notes for Conversion in the Conversion Offer and Delivering Consents to the Proposed Amendments" at any time on or before the expiration date.

        A custodial entity cannot withdraw convertible notes from the conversion offer and revoke consents to the proposed amendments on behalf of a noteholder without the noteholder's instructions. Noteholders whose convertible notes are held by a custodial entity such as a broker, dealer, commercial bank, trust company or other nominee should be aware that the custodial entity may have deadlines earlier than the expiration date for the custodial entity to be advised of the action that you may wish for them to take with respect to your convertible notes and, accordingly, noteholders are urged to contact any custodial entity such as a broker, dealer, commercial bank, trust company or other nominee through which they hold their convertible notes as soon as possible in order to learn of the applicable deadlines of the custodial entity.

Conditions to the Conversion Offer and Consent Solicitation

        Notwithstanding any other term of the conversion offer and consent solicitation, we will not be required to accept for conversion or to convert convertible notes if we have not obtained all governmental regulatory approvals required to complete the conversion offer and consent solicitation. In addition, we will not be required to complete the conversion offer and the consent solicitation if:

  •
  the registration statement of which this offer to convert and consent solicitation/prospectus forms a part is not declared effective by the SEC;

  •
  a stop order suspending the effectiveness of the registration statement of which this offer to convert and consent solicitation/prospectus forms a part has been issued or proceedings for that purpose have been initiated or threatened;

  •
  we have not received all necessary state securities law or "blue sky" authorizations;

  •
  we have not received valid surrenders of convertible notes and consents to the proposed amendments, not properly withdrawn, from at least a majority in principal amount of the outstanding convertible notes and at least a majority in principal amount of the outstanding convertible notes not owned by us or our affiliates;

  •
  the conversion offer and the consent solicitation, or the surrender of convertible notes for conversion in the conversion offer or the proposed amendments, would violate any applicable law, regulation or interpretation of the staff of the SEC;

  •
  any action or proceeding is instituted in any court or by or before any governmental, regulatory or administrative agency or instrumentality or by any other person in connection with the conversion offer and consent solicitation which:

  •
  would reasonably be expected to prohibit, prevent, restrict or delay completion of the conversion offer and consent solicitation;

  •
  is, or would reasonably be expected to be, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects;

  •
  challenges the conversion offer, the consent solicitation or the proposed amendments or would reasonably be expected to adversely affect in any material manner the conversion offer, the consent solicitation or the proposed amendments; or

  •
  an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality, that:

  •
  is, or is reasonably be expected to be, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects;

  •
  would reasonably be expected to prohibit, prevent, restrict or delay completion of the conversion offer and the consent solicitation;

  •
  challenges the conversion offer, the consent solicitation or the proposed amendments or would reasonably be expected to adversely affect in any material manner the conversion offer, the consent solicitation or the proposed amendments; or

  •
  the trustee under the convertible notes indenture has objected to, or has taken any action that would reasonably be expected to adversely affect, the consummation of the conversion offer and consent solicitation or our ability to effect the proposed amendments, or the trustee has taken any action that challenges the validity or effectiveness of the procedures used by us in soliciting consents to the proposed amendments (including the form thereof) or in making the consent solicitation; or

  •
  there has occurred:

  •
  any general suspension of, or limitation on prices for, trading in securities in the U.S. securities or financial markets;

  •
  a declaration of a banking moratorium or any suspension of payments in respect of banks in the U.S. or other financial markets;

  •
  any limitation that would reasonably be expected to affect the extension of credit by banks or other lending institutions;

  •
  a commencement or escalation of war or armed hostilities or other national or international calamity directly or indirectly involving the U.S.; or

  •
  in the case of any of the foregoing in existence on the date of this offer to convert and consent solicitation/prospectus, a material acceleration or worsening thereof.

        The conditions described in this section are for our sole benefit and we may assert them at or prior to the expiration date regardless of the circumstances giving rise to any condition (except that our own action or inaction may not cause a failure of a condition to the conversion offer and consent solicitation). Subject to applicable law, we may waive these conditions in our discretion in whole or in part at or prior to the expiration date. If we waive any condition, the waiver will apply to all noteholders who submit their convertible notes for conversion in the conversion offer. We will continue the conversion offer for at least five business days after the waiver of any material condition. If we fail at any time to exercise any of the above rights, the failure will not be deemed a waiver of those rights, and those rights will be deemed ongoing rights which may be asserted at any time and from time to time.

        We will not accept for conversion any convertible notes, and will not issue common stock in conversion for any convertible notes, if at that time a stop order is threatened or in effect with respect to the registration statement of which this offer to convert and consent solicitation/prospectus forms a part.

        For conditions that are based upon the occurrence of an event, we will determine whether the event has in fact occurred. For conditions that require a legal conclusion or analysis, we may seek and rely upon the advice of our legal counsel to determine whether that condition has been satisfied. For other conditions, our management or board of directors (or a committee thereof) will make a good faith determination as to whether the condition is satisfied based upon an assessment of the facts, circumstances and other information known by us at the time the decision is to be made, and we may, but are not obligated to, seek the advice, approval or consent of any other person. At present, we have not made a decision as to what circumstances would lead us to waive any condition and any such waiver would depend on all of the facts and circumstances prevailing at the time of the waiver. Any determination made by us concerning the events described in this section will be final and binding upon all affected persons.

Resales of Shares of Common Stock Received In the Conversion Offer

        Assuming that the registration statement of which this offer to convert and consent solicitation/prospectus forms a part is declared effective by the SEC, upon the completion of the conversion offer, shares of common stock received by noteholders pursuant to the conversion offer may be offered for resale, resold and otherwise transferred without further registration under the Securities Act and without delivery of a prospectus meeting the requirements of Section 10 of the Securities Act so long as the noteholder is not our "affiliate" within the meaning of Rule 144(a)(1) under the Securities Act. Affiliates may, however, resell shares of common stock issued in the conversion offer without restriction pursuant to our currently effective resale registration statement on Form S-1, if they are listed as selling stockholders therein.

        Any noteholder who is our affiliate at the time of the conversion must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resales, unless such sale or transfer is made pursuant to an exemption from such requirements and the requirements under applicable state securities laws.

Consequences of Failure to Surrender Convertible Notes for Conversion in the Conversion Offer and Consent Solicitation

        We have kept a shelf registration statement on Form S-1 effective with respect to the resale of the convertible notes and the common stock into which the convertible notes are convertible since August 13, 2010. Noteholders who are listed as selling securityholders in this registration statement and who choose not to participate in the conversion offer will remain eligible to use this registration statement for resales of the convertible notes. Any convertible notes not sold pursuant to such registration statement are subject to the transfer restrictions described in the convertible notes indenture.

        Convertible notes that are not converted in the conversion offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits that noteholders have under the convertible notes indenture. However, failure to surrender convertible notes may have significant adverse consequences, as discussed below.

Limited Trading Market for the Convertible Notes

        Historically, the trading market for the convertible notes has been limited. To the extent that convertible notes are accepted and converted in the conversion offer, the trading market for convertible notes will likely become further limited. A bid for a security with a smaller outstanding principal amount available for trading may be lower than a bid for a comparable security with a greater outstanding principal amount available for trading. Therefore, the trading price for and liquidity of convertible notes not converted may be affected adversely to the extent that the principal amount of convertible notes purchased in the conversion offer reduces the outstanding principal amount of convertible notes available for trading. The reduced outstanding principal amount of convertible notes available for trading may also tend to make the trading price more volatile. Following the completion of the conversion offer, noteholders may attempt to obtain quotations for their convertible notes from their brokers; however, there can be no assurance that an active trading market will exist for the convertible notes. The extent of the public market for the convertible notes following completion of the conversion offer will depend upon a number of factors, including the size of the outstanding principal amount of convertible notes available for trading, the number of noteholders remaining at such time, and the interest in maintaining a market in the convertible notes on the part of securities firms. We do not intend to create or sustain a market for any convertible notes that remain outstanding following the consumation of the conversion offer.

Conditions to our Optional Redemption of the Convertible Notes

        If the proposed amendments are adopted, we will be able to redeem the convertible notes that are not converted at par value at any time without complying with the conditions currently governing redemption of the convertible notes. Par value is, and may in the future be, significantly less than the trading value of the convertible notes. We intend to cause the redemption of the remaining outstanding convertible notes to occur as promptly as practicable, subject to applicable law and the terms of our existing indebtedness, as well as our available cash on hand. In addition, after the completion of the conversion offer, the conversion rate would be significantly lower than that offered in the conversion offer.

Effect of the Proposed Amendments on Noteholders Who Elect Not to Surrender Convertible Notes for Conversion in the Conversion Offer or Deliver Consents to the Proposed Amendments

        If we complete the conversion offer and the proposed amendments become effective, convertible notes that are not accepted for conversion in the conversion offer will no longer be entitled to certain benefits contained in the convertible notes indenture. The proposed amendments would, among other things, eliminate conditions to our optional redemption of the convertible notes and permit us to redeem the convertible notes at par value at any time, eliminate certain events of default with respect to the convertible notes and eliminate covenants in the convertible notes indenture that limit our ability, among other things, to incur debt, create liens, make restricted payments, engage in transactions with affiliates and engage in mergers, consolidations or sales of all or substantially all of its assets. If the proposed amendments are adopted and effective, then we will no longer be obligated by the convertible notes indenture to provide financial information to noteholders or file reports with the SEC, and the convertible notes will no longer limit the our ability to take other actions that could materially increase our credit risk or could otherwise be materially adverse to the noteholders and could negatively impact the price at which the outstanding convertible notes may trade. We will continue to be subject to restrictive covenants contained in other agreements, but noteholders who do not surrender their convertible notes for conversion in the conversion offer will not be able to enforce these other covenants and such other covenants will be subject to change without the consent of the noteholders.

        The proposed amendments will not, however, relieve us from our obligation to make scheduled payments of principal and accrued interest on the convertible notes not converted in the conversion offer in accordance with the terms of the convertible notes indenture as currently in effect.

Limited Ability to Withdraw Surrendered Convertible Notes after the Expiration Date

        Convertible notes surrendered for conversion in the conversion offer prior to the expiration date may be withdrawn at any time prior to the expiration date but, subject to the limited exceptions specified in this offer to convert and consent solicitation/prospectus, surrenders of convertible notes for conversion in the conversion offer, whether made at or prior to the expiration date, may not be withdrawn after the expiration date other than as required by applicable law. In addition, we may extend the expiration date at any time prior to the expiration date, subject to applicable laws.

Subsequent Repurchases of Convertible Notes; Discharge

        Whether or not we complete the conversion offer, we or our affiliates may from time to time purchase convertible notes otherwise than in the conversion offer, through open market or privately negotiated transactions, or one or more additional tender or exchange offers, may redeem convertible notes, or may defease or satisfy and discharge the convertible notes indenture pursuant to its terms, on terms that may or may not differ from the terms of the conversion offer. Any future purchases will depend on various factors existing at that time.

Accounting Treatment

        Pursuant to ASC 470-20, Debt with Conversion and Other Options, the difference between the fair value of the consideration transferred to noteholders who validly surrender their convertible notes for conversion in the conversion offer and the fair value of common stock issuable pursuant to the original conversion terms pursuant to the convertible notes indenture will be subtracted from net income to arrive at net income available to common shareholders and will affect the calculation of earnings per common share in the current period.

        A noncash convertible debt conversion charge will be recorded as a reduction of net income in the period of conversion. Any reduction in convertible debt due to the conversion offer will have a corresponding increase to equity. The fees and expenses we incur in connection with the conversion offer will also be recorded as a reduction of net income in the current period.

        For further information, see footnote (3) to the condensed consolidated balance sheet in the section titled "Unaudited Pro Forma Condensed Consolidated Financial Information—Impact of the Conversion Offer and Refinancing."

Appraisal Rights

        None of our stockholders or noteholders will have any appraisal rights with respect to the conversion offer.

PRICE RANGE OF OUR COMMON STOCK AND CONVERTIBLE NOTES

        Our prepetition common stock began trading publicly on the New York Stock Exchange, which we refer to as the "NYSE," on April 26, 2005, under the symbol "ACW." Prior to that date, there was no public market for our common stock. On November 7, 2008, NYSE Regulation, Inc, which we refer to as "NYSER," issued a written notice that trading of our common stock would be suspended prior to NYSE's opening on Wednesday, November 12, 2008, and that NYSER would initiate procedures to delist our common stock. Our prepetition common stock commenced trading on the OTCBB on November 12, 2008, under the symbol "AURD." On the effective date of our Plan of Reorganization, our prepetition common stock was cancelled. Our common stock began trading on the OTCBB under the symbol "ACUZ" on March 3, 2010 following our emergence from bankruptcy.

        The following table sets forth the high and low sale prices, or OTCBB quotations, as applicable, of our prepetition common stock and pre-reverse split common stock for the listed time periods. On November 8, 2010, the last reported sale price for our pre-reverse split common stock was $1.28.

	High		Low
	Pre-reverse split common stock	Post-reverse split common stock	Pre-reverse split common stock	Post-reverse split common stock
Fiscal Year Ended December 31, 2008
First Quarter	$8.48	$84.80	$5.51	$55.10
Second Quarter	$8.93	$89.30	$3.95	$39.50
Third Quarter	$4.28	$42.80	$0.55	$5.50
Fourth Quarter	$1.66	$16.60	$0.13	$1.30
Fiscal Year Ended December 31, 2009
First Quarter	$0.46	$4.60	$0.15	$1.50
Second Quarter	$0.49	$4.90	$0.18	$1.80
Third Quarter	$0.61	$6.10	$0.20	$2.00
Fourth Quarter	$0.40	$4.00	$0.11	$1.10
Fiscal Year Ending December 31, 2010
First Quarter	$1.50	$11.50	$0.13	$13.00
Second Quarter	$1.47	$14.70	$1.25	$12.50
Third Quarter	$1.30	$13.00	$1.09	$10.00
Fourth Quarter (through November 8, 2010)	$1.28	$12.80	$1.01	$10.10

        As of November 8, 2010, there were approximately 44 holders of record of our common stock, although there are substantially more beneficial owners.

        In the conversion offer, noteholders may surrender their convertible notes for conversion at a conversion rate of 238.2119 shares of post-reverse split common stock per $1,000 principal amount of convertible notes, which is equivalent to a conversion price of approximately $4.20 per share of post-reverse split common stock, or $0.42 per share of pre-reverse stock split common stock.

        Our convertible notes are not traded or quoted on an established trading market.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings, and we do not anticipate paying any cash dividends on our common stock. In addition, both our senior credit facility and the indenture that governs our senior secured notes restrict our ability to pay dividends. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our board of directors considers relevant.

 USE OF PROCEEDS

        We will not receive any cash proceeds from the conversion offer or the consent solicitation. We will pay all fees and expenses related to the conversion offer and consent solicitation, other than any commissions or concessions of any broker dealer. All convertible notes that are accepted for conversion in the conversion offer will be retired and cancelled.

 CAPITALIZATION

        The following table sets forth our cash position and capitalization as of September 30, 2010, on an unaudited actual basis and on an as adjusted basis giving effect to the conversion offer. You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes and other financial information included elsewhere in this offer to convert and consent solicitation/prospectus.

	As of September 30, 2010
	Actual		Pro forma, as adjusted
(in millions)
Cash and cash equivalents	$51.4		$47.0	(1)

Long term debt (including current portion):
Senior Credit Facility(2)	—		—
9.5% First Priority Senior Secured Notes due 2018(3)	301.8		301.8
7.5% Senior Convertible Notes due 2020	285.3	(4)	—(5)

Total long term debt (including current portion)	587.0		301.8

Total stockholders' equity	34.3		315.6

Total capitalization	$621.3		$617.4

(1)
Cash balance reflects fees associated with the completion of conversion offer assuming a 100% participation rate.

(2)
Our senior credit facility provides for borrowings of up to $75.0 million. Under certain circumstances, the senior credit facility may be increased to up to $100.0 million in the aggregate. See "Description of Other Indebtedness."

(3)
Represents $310.0 million aggregate principal amount of the senior secured notes less approximately $8.2 million of original issue discount.

(4)
Represents $145.3 million aggregate principal amount of convertible notes outstanding recorded at fair value of $285.3 million in accordance with GAAP.

(5)
Assuming conversion of the aggregate principal amount of convertible notes outstanding recorded at fair value of $285.3 million. If all our convertible notes are not converted in the conversion offer, each 1% of convertible notes that is not converted would increase the aggregate principal amount of convertible notes outstanding by $1.5 million (and the fair value shown in the table above by $3.4 million).

 RATIO OF EARNINGS TO FIXED CHARGES

        The following table presents our historical ratios of earnings to fixed charges for the periods indicated.

	Predecessor Year Ended December 31,								Predecessor Period from January 1 through February 26,	Successor Period from February 26 through September 30,
	2005	2006	2007		2008		2009		2010	2010
Ratio of earnings to fixed charges(1)	2.19	2.84	—	(2)	—	(2)	—	(2)	7.57	—	(3)

(1)
The term "fixed charges" means the sum of (a) interest expensed and capitalized and (b) amortized premiums, discounts and capitalized expenses related to indebtedness. The term "earnings" means the sum of (a) pre-tax income from continuing operations and (b) fixed charges.

(2)
Earnings were inadequate to cover fixed charges by $11.8 million, $332.9 million, $137.7 million for the years ended December 31, 2007, 2008 and 2009, respectively.

(3)
Earnings were inadequate to cover fixed charges by $11.0 million for the Successor Period from February 26, 2010 through September 30, 2010.

COMPARISON OF RIGHTS BETWEEN OUR CONVERTIBLE NOTES
AND OUR COMMON STOCK

        The following describes the material differences between the rights of noteholders and holders of our common stock. While we believe that the description covers the material differences between the convertible notes and our common stock, this summary may not contain all of the information that is important to you. You should carefully read this entire offer to convert and consent solicitation/prospectus, including the sections titled "Description of Our Convertible Notes" and "Description of Capital Stock," and the letter of transmittal and consent for a more complete understanding of the differences between being a noteholder and a holder of our common stock.

Governing Document

        As a noteholder, your rights currently are set forth in, and you may enforce your rights under the convertible notes indenture, dated as of February 26, 2010, between the Company, certain of our subsidiaries, as guarantors, and Wilmington Trust FSB, as trustee. After completion of the conversion offer, your rights as a holder of our common stock will be set forth in, and you may enforce your rights under, our certificate of incorporation, as amended from time to time, our bylaws in effect from time to time, and the Delaware General Corporation Law.

Payments

        As a noteholder, you are entitled to interest on the convertible notes accruing at a rate of 7.5% per annum payable on February 26 and August 26 of each year, beginning on August 26, 2010. The first six interest payments will be PIK interest. Thereafter, beginning on August 26, 2013, interest on the convertible notes will be paid in cash. The convertible notes will mature on February 26, 2020, at which time noteholders are entitled to the return of their principal, plus accrued and unpaid interest, if any. Noteholders and holders of our common stock are both entitled to receive dividends if, as and when as declared by our board of directors out of funds legally available for such purpose. See "Dividend Policy."

Redemption

        Currently, we may redeem the convertible notes at any time on or after February 26, 2013 at 100% of the principal amount of the convertible notes to be redeemed, plus, subject to certain limitations, any accrued and unpaid interest and special interest, if any, up to the redemption date; provided, that (i) our common stock is listed on a national stock exchange, (ii) the average weekly trading volume of our common stock as reported by such national stock exchange during the four week period prior to conversion is equal to or greater than 3.0% of the total number of outstanding shares of common stock immediately prior to the redemption and (iii) for 20 of the preceding 30 consecutive trading days, our common stock has had a closing sale price at least equal to 2.25 times the then effective conversion price. However, if we complete the conversion offer and consent solicitation and the proposed amendments become effective, we would be able to redeem the convertible notes at par value at any time after the settlement date without complying with the above conditions.

        Our common stock is not subject to redemption.

Repurchase

        We will make an offer to purchase for cash any convertible notes held by a noteholder in the event of a change of control (as defined in the convertible notes indenture as modified by the proposed amendments) at a purchase price equal to 101% of the principal amount of the convertible notes plus accrued and unpaid interest, including any special interest, to but excluding the change in control repurchase date (as defined in the convertible notes indenture).

        We are not obligated to repurchase any shares of common stock issued to noteholders upon conversion of the notes as part of this conversion offer or otherwise upon a change in control.

Conversion

        If you do not participate in the conversion offer, following completion of the conversion offer, convertible notes will be convertible at a conversion ratio of 140.72343 shares of post-reverse split common stock per $1,000 principal amount of convertible notes, which reflects a conversion price of approximately $7.11 per share. The shares of our common stock are not subject to conversion.

Listing

        The convertible notes are not listed on any national securities exchange. Shares of our common stock trade on the OTCBB under the symbol "ACUZ." We intend to file an application to relist our common stock on a national securities exchange, and intend to relist our common stock on a national securities exchange as soon as practicable following the completion of the conversion offer.

Voting Rights

        Noteholders are entitled to vote on an as-converted basis on all matters on which our common stockholders are entitled to vote.

Maturity

        The convertible notes will mature on February 26, 2020. Our common stock does not mature.

Ranking

        The convertible notes are our general unsecured obligations that rank senior in right of payment to all future obligations that are expressly subordinated in right of payment to the convertible notes. The convertible notes rank equally in right of payment with all of our existing and future obligations that are not so subordinated, but are effectively subordinated to the extent other senior obligations are secured, such as our senior secured notes or the senior secured facility, and to the extent of the value of the collateral that secures those obligations. In any liquidation, dissolution or winding up of us, our common stock would rank below all debt claims against us, including the convertible notes. As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt noteholders have been satisfied. In addition, noteholders of any preferred stock we may issue in the future will have priority over the holders of our common stock with respect to the distribution of our assets in the event of our liquidation or dissolution.

DESCRIPTION OF OUR CONVERTIBLE NOTES

        We issued the convertible notes under an indenture dated February 26, 2010 between Accuride Corporation, certain of our subsidiaries, as guarantors, and Wilmington Trust FSB, as Trustee. The terms of the convertible notes include those expressly set forth in the convertible notes indenture and those made part of the convertible notes indenture by reference to the Trust Indenture Act.

        The following description is a summary of the material provisions of the convertible notes and the convertible notes indenture prior to giving effect to the proposed amendments and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the convertible notes and the convertible notes indenture, including the definitions of certain terms used in the convertible notes indenture. We urge you to read the convertible notes indenture because it, and not this description, defines your rights as a holder of the convertible notes.

        The description of our convertible notes reflects the terms of the Indenture and the Notes as of the date hereof and does not reflect the proposed amendments to the Indenture described in this offer to convert and consent solicitation/prospectus. If the proposed amendments become effective, certain provisions described below will be modified or deleted. We urge you to read the sections titled "The Conversion Offer and Consent Solicitation—The Solicitation of Consents for the Proposed Amendments" to understand the impact of the proposed amendments on the Indenture and the Convertible Notes.

        You will find certain of the definitions of capitalized terms used in this description under the heading titled "—Certain Definitions." For purposes of this Description of Our Convertible Notes, references to "the Company," "we," "our" and "us" refer only to Accuride Corporation and not to its subsidiaries. The defined terms used in this Description of Our Convertible Notes have the meanings ascribed to them in this section or in the convertible notes indenture and not elsewhere in the offer to convert and consent solicitation/prospectus.

General

        The Notes:

  •
  are general unsecured, senior obligations of the Company;

  •
  bear interest at a rate of 7.5% per annum;

  •
  mature on February 26, 2020;

  •
  have been issued in denominations of $2,000 and integral multiples of $1;

  •
  rank equally in right of payment to any future unsecured senior debt of the Company;

  •
  are convertible at an current Conversion Rate of 1,407.2343 shares of common stock per $1,000 principal amount of Notes, which rate is subject to adjustment as provided for in the Indenture and described below;

  •
  are redeemable in whole but not in part at any time on or after February 26, 2013 at a price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest up to the Redemption Date, subject to certain conditions described herein; and

  •
  are unconditionally guaranteed on a senior basis by the Guarantors.

        Upon conversion of a Note, we will issue shares of Common Stock, and pay cash in lieu of fractional shares. You will not receive any separate cash payment for interest or Special Interest, if any, accrued and unpaid to the conversion date except in the limited circumstances described below.

        We do not intend to list the Notes on a national securities exchange or interdealer quotation system.

        The Indenture governing the Notes contains covenants that restrict the Company's and the Guarantors' ability to, among other things:

  •
  modify, incur or guarantee additional indebtedness;

  •
  incur or guarantee additional Indebtedness;

  •
  pay dividends, make certain Investments or other Restricted Payments;

  •
  create Liens;

  •
  enter into Affiliate Transactions;

  •
  merge or consolidate, or otherwise dispose of all or substantially all of the Company's and the Guarantors' assets; and

  •
  engage in Asset Sales.

        The Indenture governing the Notes provides for customary Events of Default. In the case of an event of default arising from specified events of bankruptcy or insolvency, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default under the Indenture governing the Notes occurs or is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

        As of November 8, 2010, the aggregate principal amount of Notes outstanding was $145,250,001.

Trustee, Paying Agent and Registrar

        Wilmington Trust FSB is the Trustee. Initially, the Trustee will act as Paying Agent and Note Registrar. The Company may change the Paying Agent or Note Registrar upon written notice thereto. The Company, any Subsidiary or any Affiliate of any of them may act as Paying Agent, Note Registrar or co-registrar.

Registration, Registration of Transfer and Exchange

        The Company shall cause to be kept at the Corporate Trust Office of the Trustee a register (the register maintained in such office and in any other office or agency so being herein sometimes referred to as the Note Register) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes and of transfers of Notes.

        Upon surrender for registration of transfer of any Note at the office or agency of the Company, the Company shall execute, and the Trustee shall, upon receipt of a Company Order, authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of any authorized denomination or denominations of a like aggregate principal amount. The Trustee shall not be required to register transfers of Notes or to exchange Notes for a period of 15 days before selection of any Notes to be redeemed. The Trustee shall not be required to exchange or register transfers of any Notes called or being called for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part. The Trustee shall not be required to register the transfer of or to exchange a Note between a record date and the next succeeding Interest Payment Date.

        Furthermore, any Holder of a Global Note shall, by acceptance of such Global Note, agree that transfers a of beneficial interest in such Global Note may be effected only through a book-entry system maintained by the Holder of such Global Note (or its agent), and that ownership of a beneficial interest in the Note shall be required to be reflected in a book entry.

        At the option of the Holder, Notes may be exchanged for other Notes of any authorized denomination and of a like aggregate principal amount, upon surrender of the Notes to be exchanged at such office or agency. Whenever any Notes are so surrendered for exchange, the Company shall execute, and the Trustee shall, upon receipt of a Company Order, authenticate and deliver, the Notes which the Holder making the exchange is entitled to receive and the Notes to be exchanged shall be cancelled by the Trustee subject to the provisions set forth in the Rule 144A/Regulation S/AI Appendix to the Indenture.

        All Notes issued upon any registration of transfer or exchange of Notes shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under the Indenture, as the Notes surrendered upon such registration of transfer or exchange.

        Every Note presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Note Registrar) be duly endorsed, or be accompanied by a written instrument of transfer, in form satisfactory to the Company and the Note Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing.

        No service charge shall be made for any registration of transfer or exchange or redemption of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Notes, other than certain exchanges not involving any transfer.

        Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Notes and for all other purposes, and none of the Trustee, any Agent or the Company shall be affected by notice to the contrary.

        Each holder of a Note agrees to indemnify the Company and the Trustee against any liability that may result from the transfer, exchange or assignment of such Holder's Note by such Holder in violation of any provision of the Indenture and/or applicable United States federal or state securities laws.

        Neither the Trustee nor any agent of the Trustee shall have any responsibility for any actions taken or not taken by the Depository.

Payment of Interest; Interest Rights Preserved

        Interest on any Note which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid at the office or agency of the Company maintained for such purpose; provided, however, that each installment of interest may at the Company's option be paid by mailing a check for such interest, payable to or upon the written order of the Person entitled thereto, to the address of such Person as it appears in the Note Register, provided that all payments of principal, premium, if any, and interest with respect to Notes represented by one or more permanent Global Notes registered in the name of or held by the Depository or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof.

        Subject to the foregoing, each Note delivered under the Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Note.

Interest

        Interest, and Special Interest, if any, on the Notes will be payable semi-annually in arrears on February 26 and August 26 of each year, starting on August 26, 2010, to Holders of record at the close of business on the preceding February 11 and August 11, respectively, with the first six interest payments being PIK interest, and the remaining payments being payable in cash, at a rate of 7.5% per annum. After the payment of the six PIK interest payments and assuming no other changes in the outstanding aggregate principal amount of the Notes, there would be $174,604,997 aggregate principal amount of Notes outstanding.

        Interest accrues on the Notes from and including February 26, 2010 or from, and including, the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next Interest Payment Date or maturity date, as the case may be. Interest is computed on the basis of a 360-day year of twelve 30-day months.

Ranking

        The Notes are general unsecured obligations of the Company that rank senior in right of payment to all future obligations that are expressly subordinated in right of payment to the Notes. The Notes will rank equally in right of payment with all existing and future obligations of the Company that are not so subordinated. The Notes effectively rank junior to any secured obligations of the Company to the extent of the value of the assets securing such obligations. In the event of bankruptcy, liquidation, reorganization or other winding up of the Company, the assets of the Company that secure secured obligations will be available to pay obligations on the Notes only after all obligations under such secured Indebtedness has been repaid in full from such assets. There may not be sufficient assets remaining to pay amounts due on any or all the Notes then outstanding. The Guarantees of the Notes have a similar ranking with respect to seniority and secured and unsecured senior obligations of the Guarantors as the Notes do with respect to secured and unsecured senior obligations of the Company as well as with respect to any unsecured obligations expressly subordinated in right of payment to the Guarantees.

Guarantees

        Each Guarantor, as primary obligors and not merely as sureties, jointly and severally, unconditionally and irrevocably guarantees, on a senior basis, the Notes and obligations of the Company under the Notes and the Indenture, and guarantees to each Holder of a Note authenticated and delivered by the Trustee, and to the Trustee for itself and on behalf of such Holder, that: the principal of (and premium, if any) and interest on, or Special Interest in respect of, the Notes, expenses, indemnification or otherwise will be paid in full when due, whether at Stated Maturity, by acceleration or otherwise (including the amount that would become due but for the operation of the automatic stay under section 362(a) of the Bankruptcy Law), together with interest on the overdue principal, if any, and interest on any overdue interest, to the extent lawful, and all other obligations of the Company to the Holders or the Trustee under the Notes or the Indenture will be paid in full or performed, all in accordance with the terms of the Notes and the Indenture.

        Any Guarantee by a Restricted Subsidiary of the Notes shall be automatically and unconditionally released and discharged, without any further action by such Guarantor, the Company or the Trustee, upon:

        (a)   (i) any sale, exchange or transfer (by merger or otherwise) of all of the Company's Capital Stock in such Guarantor (including any sale, exchange or transfer following which the applicable Guarantor is no longer a Restricted Subsidiary) or all or substantially all the assets of such Guarantor, which sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;

           (ii)  the release or discharge of the guarantee by such Restricted Subsidiary which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee;

          (iii)  if the Company properly designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary; or

          (iv)  the Legal Defeasance of the Notes, or the Covenant Defeasance of the Notes, or if the Company's obligations under the Indenture are discharged in accordance with terms of the Indenture, as described in "—Legal Defeasance and Covenant Defeasance" and "—Satisfaction and Discharge"; and

        (b)   such Guarantor has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel upon which the Trustee can conclusively rely, each stating that all conditions precedent in the Indenture provided for relating to such transaction have been complied with.

Redemption or Repurchase of Notes

Optional Redemption

        The Notes shall be redeemable by the Company, in whole but not in part, at any time on or after the third anniversary of the issuance of the Notes, at a price equal to 100% of the principal amount of the Notes to be redeemed, plus, except as described below, any accrued and unpaid interest and Special Interest, if any, up to the Redemption Date; provided, that (i) the Common Stock is listed on a National Stock Exchange, (ii) the average weekly trading volume of the Common Stock as reported by such National Stock Exchange during the four week period prior to conversion is equal to or greater than 3.0% of the total number of outstanding shares of Common Stock immediately prior to the redemption and (iii) for twenty of the preceding thirty consecutive Trading Days, the Common Stock has had a Closing Sale Price at least equal to 2.25 times the then effective Conversion Price.

        If the Redemption Date falls after a Record Date and on or prior to the corresponding Interest Payment Date, the Company will pay the full amount of accrued and unpaid interest and Special Interest, if any, due on such Interest Payment Date to the Holder of record at the close of business on the corresponding Record Date. On and after the Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in full satisfaction of the applicable redemption price, together with accrued and unpaid interest, Special Interest, if any, thereon to the date of redemption, pursuant to the Indenture.

Repurchase Upon a Change of Control

        If a Change in Control occurs, each Holder of Notes (other than a holder, in the case of clause (i) of the definition of a Change in Control, that is a person or part of a group (as such terms are used in sections 13(d) and 14(d) of the Exchange Act) that is a beneficial owner (as that term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total outstanding voting power of all classes of the Company's Voting Stock) may, at its option, require the Company to repurchase all or a portion of its Notes for cash at a repurchase price equal to 101% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the Change in Control Repurchase Date.

        If a Change in Control occurs, each Holder will have the right (except as otherwise described above), at its option, subject to certain terms and conditions set forth in the Indenture, to require the Company to repurchase all or a portion of its Notes not previously called for redemption in integral multiples of $1 principal amount, at a price equal to 101% of the principal amount of the Notes to be repurchased, plus, except as described below, any accrued and unpaid interest to, but excluding, the Change in Control Repurchase Date, as described below; provided that no Notes of $2,000 or less shall be purchased in part. However, if the Change in Control Repurchase Date is after a Regular Record Date for the payment of an installment of interest and on or before the related Interest Payment Date, then the full amount of interest due on that Interest Payment Date will be payable, on that Interest

Payment Date, to the Holder of record at the close of business on the related Regular Record Date, and the repurchase price, which we refer to as the Change in Control Repurchase Price, will not include any accrued and unpaid interest.

        The Company must repurchase the Notes on a date of its choosing, which we refer to as the Change in Control Repurchase Date. However, the Change in Control Repurchase Date shall be no later than 35 days, and no earlier than 20 days, after the date the Company mails the relevant notice of the Change in Control, as set forth in the Indenture and described below.

        Within 20 days after the occurrence of a Change in Control, the Company must mail to all registered Holders at their addresses shown on the register of the registrar, and to beneficial owners as required by applicable law, a notice regarding the Change in Control. The Company must also publicly release, through a reputable national newswire service, a notice of the Change in Control. The notice must state, among other things:

        (a)   the events causing the Change in Control;

        (b)   the date of the Change in Control;

        (c)   the Change in Control Repurchase Date;

        (d)   the last date on which a Holder may exercise its rights with respect to such Change in Control, which we refer to as the Change in Control Repurchase Right;

        (e)   the Change in Control Repurchase Price;

        (f)    the names and addresses of the Paying Agent and the Conversion Agent;

        (g)   the procedures that Holders must follow to exercise their Change in Control Repurchase Right;

        (h)   the conversion rate and, if applicable, any adjustments to the Conversion Rate that will result from the Change in Control; and

        (i)    that Notes with respect to which a Holder has delivered a fundamental change repurchase notice, which we refer to as a Change in Control Repurchase Notice, may be converted, if otherwise convertible, only if the Holder withdraws the Change in Control Repurchase Notice in accordance with the terms of the Indenture.

        To exercise the repurchase right, a Holder must deliver a written Change in Control Repurchase Notice to the Paying Agent no later than the close of business on the Business Day immediately preceding the Change in Control Repurchase Date. This written notice must state:

  (a)
  the certificate numbers of the Notes that the Holder will deliver for repurchase, if they are in certificated form;

  (b)
  the principal amount of the Notes to be repurchased, which must be an integral multiple of $1 and be an amount such that the unpurchased portion remaining on any Note delivered for repurchase in part is at least $2,000 in principal amount;

  (c)
  that the Notes are to be repurchased by the Company pursuant to the fundamental change provisions of the Indenture.

        A Holder may withdraw any Change in Control Repurchase Notice by delivering to the Paying Agent a written notice of withdrawal prior to the close of business on the Business Day immediately preceding the Change in Control Repurchase Date. The notice of withdrawal must state:

        (a)   the name of the Holder;

        (b)   a statement that the Holder is withdrawing its election to require the Company to repurchase its Notes;

        (c)   the certificate numbers of the Notes being withdrawn, if they are in certificated form;

        (d)   the principal amount of Notes being withdrawn, which must be an integral multiple of $1; and

  (e)
  the principal amount, if any, of the Notes that remain subject to the Change in Control Repurchase Notice, which must be an integral multiple of $1.

        If the Notes are not in certificated form, the above notices must comply with appropriate DTC procedures.

        To receive payment of the Change in Control Repurchase Price for a Note for which the Holder has delivered and not validly withdrawn a Change in Control Repurchase Notice, the Holder must deliver the Note, together with necessary endorsements, to the Paying Agent at any time after delivery of the Change in Control Repurchase Notice. The Company will pay the Change in Control Repurchase Price for the Note promptly after the later of the Change in Control Repurchase Date and the time of delivery of the Note, together with necessary endorsements.

        If the Paying Agent holds on the Change in Control Repurchase Date money sufficient to pay the Change in Control Repurchase Price due on all Notes or portions thereof that are to repurchased by the Company in accordance with the terms of the Indenture, then, on and after the Change in Control Repurchase Date, the Notes will cease to be outstanding and interest on such Notes will cease to accrue, whether or not the Holders deliver the Notes to the Paying Agent. Thereafter, all other rights of the Holders terminate, other than the right to receive the Change in Control Repurchase Price upon delivery of the Notes.

        In connection with any Change in Control offer, the Company will, to the extent applicable:

        (a)   comply with the provisions of Rule 13e-4 and Regulation 14E under the Exchange Act and all other applicable laws;

        (b)   file a Schedule TO or any other required schedule under the Exchange Act or other applicable laws; and

        (c)   otherwise comply with all applicable federal and state securities laws in connection with any offer by the Company to purchase the Notes.

        No Notes may be repurchased by the Company at the option of the Holders upon a Change in Control if the principal amount of the applicable Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

Voting Rights

        The Holders of Notes shall be entitled to exercise all the voting rights associated with the Common Stock on an as-converted basis.

Conversion

Conversion Right and Dividend Participation; Conversion Rate and Conversion Price

        Subject to and upon compliance with the provisions set forth the Indenture and described below, at the option of the Holder thereof, the Notes, in part or in whole, shall be convertible at any time before the close of business on the second Business Day immediately preceding the maturity date of the Notes, into Common Stock based on an initial conversion rate, which we refer to as the Conversion Rate, subject to adjustment, of 1,333.3333 shares of Common Stock per $1,000 principal amount of Notes (which represents an initial conversion price of approximately $0.75 per share of Common Stock, which we refer to as the Conversion Price). The Conversion Rate shall be subject to adjustment from time to time as set forth in the Indenture and described in "—Conversion Rate Adjustments" below.

        In addition to the interest otherwise specified herein, there shall be payable additional amounts on the Notes equal to the aggregate amount of any cash dividends or distributions that would have been paid on the Common Stock into which the Notes are then convertible, other than in-kind dividends and distributions (as described below), which shall be distributed to the Holders of the Notes on an as-converted basis.

        If a Holder is entitled to receive such cash dividends or distributions on its Notes, such right shall not be affected in the event that such Notes are redeemed or repurchased prior to the time of the actual distribution.

        In-kind dividends and distributions shall include, but not limited to the following:

        (a)   Distribution to all or substantially all holders of the Common Stock of any rights, options or warrants entitling them to purchase or subscribe for the Common Stock;

        (b)   Distribution to all or substantially all holders of the Common Stock of shares of capital stock, evidence of indebtedness or other assets or property (other than payment of dividends or distributions in cash) of the Company and/or any of its Subsidiaries; or

        (c)   Distribution of any rights under any rights agreement or any future rights plan (i.e., a poison pill) adopted by the Company to the extent such rights are traded separately from the Common Stock.

Conversion Procedures

        (a)   In order to exercise the conversion right:

            (i)  the Holder of any Definitive Note to be converted must (1) complete and manually sign a notice of conversion substantially in the form set forth on the reverse side of the Note, which we refer to as the Conversion Notice; (2) deliver the Conversion Notice and the Definitive Note to the Conversion Agent and copies of each to the Company; and (3) if required, furnish appropriate endorsements and transfer documents; or

           (ii)  the holder of beneficial interests in any Global Note to be converted must comply with the applicable procedures set forth in the Indenture, which we refer to as the Applicable Procedures, to cause the beneficial interests in such Global Note to be delivered to the Conversion Agent, and, in either case, the Holder of a Definitive Note or holder of beneficial interests in a Global Note will, if required, pay all transfer or similar taxes and if required pursuant to the Indenture, as described in paragraph (e) of this section, pay funds equal to the interest payable on the next interest payment date.

        No notice of conversion with respect to any Notes may be tendered by a Holder thereof if such Holder has also tendered a Change in Control Repurchase Notice and not validly withdrawn such Change in Control Repurchase Notice in accordance with the applicable provisions under the Indenture, as described under "—Redemption or Repurchase of Notes."

        The date on which a Holder of a Definitive Note or holder of a beneficial interest in a Global Note completes the requirements of paragraph (a) of this section shall be deemed to be the date of conversion, which we refer to as the Conversion Date. On and after the Conversion Date, the conversion by such Holder or holder, as set forth in the Conversion Notice, shall become irrevocable.

        (b)   Notes shall be deemed to have been converted immediately prior to the close of business on the Conversion Date, and at such time the rights of the Holders of such Notes as Holders will cease, and the Person or Persons entitled to receive the shares of Common Stock payable and issuable upon conversion will be treated for all purposes as the payee or payees of such payment and the record holder or holders of such Common Stock at such time. Following any Conversion Date, the Company shall satisfy its obligations with respect to such conversion by either:

            (i)  delivering to the Conversion Agent, for delivery to the Holder (or such other Person as may be named in the relevant Conversion Notice), the cash payment, if any, together with certificates representing the number of shares of Common Stock, payable and issuable upon the conversion; or

           (ii)  delivering to such Holder (or such other Person as may be named in the relevant Conversion Notice) the cash payment, if any, together with such number of shares of Common Stock payable and issuable upon such conversion in accordance with the Applicable Procedures, in each case, together with payment in lieu of fractional shares, if any, as provided for in the Indenture, as described in paragraph (d) of this section (such cash payment and delivery of shares, if any, being referred to as the Settlement; provided that shares of Common Stock only will be deliverable in certificated form if (1) the Holder or holder that is exercising such conversion has specifically requested in writing that delivery be in certificates or (2) the Company determines that delivery is required in certificated shares either because (A) delivery to the Holder (or such other Person named in the relevant Conversion Notice) is not practicable in accordance with the Applicable Procedures or (B) in the opinion of legal counsel, delivery is required in certificated form in order to comply with the requirements of applicable securities laws. Settlement shall occur promptly.

        (c)   In the case of any Note which is converted in part only, upon such conversion the Company shall execute and the Trustee shall, upon receipt of a Company Order, authenticate and deliver to the Holder thereof, at the expense of the Company, a new Note or Notes of authorized denominations in an aggregate principal amount equal to the unconverted portion of the principal amount of such Note. A Note may be converted in part, but only if the principal amount of such Note to be converted is an integral multiple of U.S. $1 and the principal amount of such security to remain Outstanding after such conversion is equal to U.S. $2,000 or an integral multiple of $1 in excess thereof.

        (d)   No fractional shares of Common Stock shall be issued upon conversion of any Note or Notes. If more than one Note shall be surrendered for conversion at one time by the same Holder, the number of full shares which shall be issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of the Notes (or specified portions thereof) so surrendered. Instead of any fractional share of Common Stock that would otherwise be issuable upon conversion of any Note or Notes (or specified portions thereof), the Company shall calculate and pay a cash adjustment for the fractional amount (calculated to the nearest 1/100th of a share) based upon the applicable Conversion Rate. The amount of the cash adjustment payable in lieu of issuing such fractional share shall be equal to such fractional share otherwise issuable multiplied by the Closing Sale Price on the applicable Trading Day.

        (e)   Upon conversion, a Holder shall not receive any payment of an installment of interest for accrued and unpaid interest except as set forth in the Indenture, as described below. The Settlement shall be deemed to satisfy the Company's obligation to pay the principal amount of the Notes and accrued and unpaid interest to, but not including, the Conversion Date. As a result, accrued and unpaid interest to, but not including, the Conversion Date shall be deemed to be paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the preceding sentence, if Notes are converted after a Regular Record Date for the payment of an installment of interest, Holders of such Notes on the Regular Record Date shall receive payment of an installment of interest on the related Interest Payment Date notwithstanding the conversion. Notes surrendered for conversion during the period after a Regular Record Date and on or before the related Interest Payment Date must be accompanied by payment of an amount equal to the installment of interest payable on the Notes so converted; provided, however, that no such payment need be made (i) if the Company has specified a Change in Control Repurchase Date that is after a Regular Record Date and on or before the related Interest Payment Date; (ii) to the extent of any defaulted interest existing at the time of conversion with respect to such Notes; or (iii) with respect to any Conversion Date that occurs during the period after the Regular Record Date immediately preceding Maturity to Maturity. Except as described above, no payment or adjustment shall be made for accrued interest on converted Notes.

        (f)    All shares of Common Stock delivered upon conversion of Notes during a period in which a Resale Shelf Registration Statement covering such Common Stock is not effective shall bear restrictive legends substantially in the form of the restricted notes legends required to be set forth on the Notes and shall be subject to the restrictions on transfer provided in such legends. Neither the Trustee nor any Conversion Agent shall have any responsibility for the inclusion or content of any such restrictive legends on such Common Stock.

        (g)   Upon the conversion of an interest in a Global Note, the Trustee, or the Notes Custodian at the direction of the Trustee, shall make a notation on such Global Note as to the reduction in the principal amount represented thereby. The Company shall notify the Trustee in writing of any conversion of Notes effected through any Conversion Agent other than the Trustee.

Payment upon Conversion

        Following any conversion date, the Company shall satisfy its obligations with respect to such conversion by either (i) delivering to the conversion agent, for delivery to the holder, the cash payment, if any, together with certificates representing the number of shares of Common Stock, payable and issuable upon the conversion; or (ii) delivering to such holder the cash payment, if any, together with such number of shares of Common Stock payable and issuable upon such conversion in accordance with the Indenture, in each case together with payment in lieu of fractional shares, if any.

Conversion Rate Adjustments

        (a)   The conversion rate in effect at any time, which shall be the Conversion Rate as adjusted in accordance with the terms herein, will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

          (1)   Share Splits and Combinations.    If the Company effects a share split (but only to the extent the Holders of the Notes do not participate therein in accordance with the Indenture, as described under "—Conversion Right and Dividend Participation; Conversion Rate and Conversion Price") or share combination with respect to the Common Stock, the conversion rate will be adjusted based on the following formula:

  where,

  CR0 = the conversion rate in effect immediately prior to the open of business on the effective date of such share split or share combination, as the case may be;

  CR' = the conversion rate in effect immediately after the open of business on the effective date of such share split or share combination, as the case may be;

  S0 = the number of shares of the Common Stock outstanding immediately prior to the open of business on the effective date of such share split or share combination, as the case may be; and

  S' = the number of shares of the Common Stock outstanding immediately after such share split or share combination, as the case may be.

          (2)   Issuance of Common Stock.    If the Company issues shares of Common Stock or any rights, options or warrants (other than the Old Equity Warrants) entitling the holders thereof to purchase or subscribe for shares of Common Stock or instruments convertible into shares of Common Stock (but only to the extent the Holders of the Notes do not participate therein in accordance with the Indenture, as described under "—Conversion Right and Dividend Participation; Conversion Rate and Conversion Price"), in each case at a price per share less than the greater of (i) the average of the Closing Sale Prices of the Common Stock over the 10 consecutive trading-day period ending on the Trading Day immediately preceding the date on which the Company publicly discloses such issuance or the plan or intention of such issuance and (ii) the Conversion Price, the conversion rate will be adjusted based on the following formula:

  CR0 = the conversion rate in effect immediately prior to the open of business on the Ex-Date for such issuance;

  CR' = the conversion rate in effect immediately after the open of business on the Ex-Date for such issuance;

  S0 = the number of shares of Common Stock outstanding immediately prior to the open of business on the Ex-Date for such issuance;

  X = the total number of shares of Common Stock issued in such transaction or issuable pursuant to such rights, options, warrants or conversion, as applicable; and

  Y = the number of shares of Common Stock equal to the aggregate price payable to purchase shares issued in such transaction or exercise such rights, options, warrants or conversion divided by the greater of (i) the average of the Closing Sale Prices of the Common Stock over the 10 consecutive trading-day period ending on the Trading Day immediately preceding the date on which the Company publicly discloses such issuance or the plan or intention of such issuance and (ii) the Conversion Price.

  For purposes of this clause (2), in determining whether the Common Stock or any instrument convertible into shares of Common Stock is issued at less than the greater of (i) the average of the Closing Sale Prices of the Common Stock over the 10 consecutive trading-day period ending on the Trading Day immediately preceding the date on which the Company publicly discloses such issuance or the plan or intention of such issuance and (ii) the Conversion Price, and in determining the aggregate purchase or conversion price payable for such shares of Common Stock, there shall be taken into account any consideration received by the Company for such Common Stock, such rights, options or warrants or such convertible instrument and, with respect to any rights, options, warrants or convertible instrument, any amount payable upon exercise or conversion thereof, with the Fair Market Value of such consideration, if other than cash. If any right, option or warrant is not exercised or converted prior to the expiration of the exercisability or convertibility thereof, the conversion rate shall be readjusted to the conversion rate that would have been in effect if the right, option or warrant had not been issued.

          (3)   Tender or Exchange Offers.    If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for the Common Stock, if the cash and value of any other consideration included in the payment per share of Common Stock exceeds the average of the Closing Sale Prices of the Common Stock over the 10 consecutive trading-day period commencing on, and including, the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

  where,

  CR0 = the conversion rate in effect immediately prior to the close of business on the last Trading Day of the 10 consecutive trading-day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

  CR' = the conversion rate in effect immediately after the close of business on the last Trading Day of the 10 consecutive trading-day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

  AC = the aggregate value of all cash and any other consideration (as determined by the Company's Board of Directors) paid or payable for shares purchased in such tender or exchange offer;

  S0 = the number of shares of Common Stock outstanding immediately prior to the date such tender or exchange offer expires;

  S' = the number of shares of Common Stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to such tender offer or exchange offer); and

  SP' = the average of the Closing Sale Prices of shares of Common Stock over the 10 consecutive trading-day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

  The adjustment to the conversion rate under this clause (3) will occur at the close of business on the tenth Trading Day immediately following, but excluding, the date such tender or exchange offer expires; provided that, for purposes of determining the conversion rate, in respect of any conversion during the ten (10) Trading Days immediately following, but excluding, the date that any tender or exchange offer expires, references within this clause to 10 consecutive Trading Days shall be deemed replaced with such lesser number of consecutive Trading Days as have elapsed between the date such tender or exchange offer expires and the relevant conversion date.

          (4)   Payment of PIK Interest.    Upon any issuance of PIK Notes or increase in the principal amount of the applicable Global Note in accordance with the terms of the Indenture, the conversion rate will be adjusted based on the following formula:

  where,

  CR0 = the conversion rate in effect immediately prior to the open of business on the date of the issuance of such PIK Notes or increase in the principal amount of the applicable Global Note in accordance with the terms of the Indenture;

  CR' = the conversion rate in effect immediately after the open of business on the date of the issuance of such PIK Notes or increase in the principal amount of the applicable Global Note in accordance with the terms of the Indenture;

  S0 = the number of shares of the Common Stock outstanding immediately prior to the open of business on the date of the issuance of such PIK Notes or increase in the principal amount of the applicable Global Note in accordance with the terms of the Indenture; and

  X0 = the number of shares of the Common Stock into which such PIK Notes or such additional principal amount are convertible, without giving effect to the adjustment to the conversion rate of such PIK Notes or such additional principal amount pursuant to this clause (4).

          (5)   Issuance of Common Stock upon exercise of Old Equity Warrants.    If the Company issues shares of Common Stock upon exercise of the Old Equity Warrants, the conversion rate will be adjusted based on the following formula:

  CR0 = the conversion rate in effect immediately prior to the open of business on the Ex-Date for such issuance;

  CR' = the conversion rate in effect immediately after the open of business on the Ex-Date for such issuance;

  S0 = the number of shares of Common Stock outstanding immediately prior to the open of business on the Ex-Date for such issuance; and

  X = the total number of shares of Common Stock issued upon exercise of the Old Equity Warrants.

        If the Company issues rights, options or warrants that are only exercisable upon the occurrence of certain triggering events, then it will not adjust the conversion rate pursuant to items (1) through (4) above until the earliest of these triggering events occurs.

        The Company will not adjust the conversion rate pursuant to clauses (1), (2), (3) or (4) above unless the adjustment would result in a change of at least 1% in the then effective conversion rate. However, the Company will carry forward any adjustment that it would otherwise have to make and take that adjustment into account in any subsequent adjustment. However, with respect to any Notes that are subject to conversion, the Company will give effect to all adjustments that it has otherwise deferred pursuant to the Indenture, as described under "—Conversion Rate Adjustments," and those adjustments will no longer be carried forward and taken into account in any subsequent adjustment on the earlier of (i) the date of the conversion of such Note, and (ii) the one-year anniversary of the first date upon which an adjustment would otherwise have been made, except to the extent such adjustment has already been made. Adjustments to the conversion rate will be calculated to the nearest 1/10,000th.

        To the extent permitted by law and the listing requirements of any stock exchange or market on which shares of the Common Stock are listed, the Company may, from time to time, increase the conversion rate by any amount for a period of at least twenty (20) Business Days or any longer period permitted or required by law, so long as the increase is irrevocable during that period and its Board of Directors determines that the increase is in the Company's best interests. The Company will mail a notice of the increase to registered Holders at least fifteen (15) days before the day the increase commences. In addition, the Company may, but is not obligated to, also increase the conversion rate as it determines to be advisable in order to avoid or diminish taxes to recipients of certain distributions.

        (b)   Notice of Conversion Rate Adjustment.    Whenever the Conversion Rate is adjusted, the Company shall promptly mail to Holders of the Notes a notice of the adjustment and file with the Trustee and Conversion Agent an Officers' Certificate briefly stating the facts requiring the adjustment and the manner of computing it. Unless and until the Trustee and Conversion Agent receive an Officers' Certificate setting forth an adjustment of the Conversion Rate, each of the Trustee and

Conversion Agent may assume without inquiry that the Conversion Rate has not been adjusted and that the last Conversion Rate of which it has knowledge remains in effect.

        (c)   Notice of Certain Transactions.    In the event that, the Company takes any action which would require an adjustment to the Conversion Rate, the Company shall mail to the Holders of the Notes and file with the Trustee and Conversion Agent a notice stating the proposed record or effective date, as the case may be. If not otherwise specified herein, the Company shall mail the notice at least ten Business Days before such date. Failure to mail such notice or any defect therein shall not affect the validity of any transaction referred to in this clause.

        (d)   No Adjustment.    No adjustment in the conversion rate shall be required:

            (i)  upon the issuance of any of the shares of Common Stock, restricted stock or restricted stock units, non-qualified stock options, incentive stock options or any other options or rights (including stock appreciation rights) to purchase shares of the Common Stock pursuant to a management incentive plan approved by the Company's post-emergence Board of Directors;

           (ii)  upon the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company's securities and the investment of additional optional amounts in shares of Common Stock under any plan;

          (iii)  upon the issuance of any shares of Common Stock or shares of Common Stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in clause (2) above;

          (iv)  for any transactions described in "—Conversion Rate Adjustments" in which the Holders of the Notes participate (as a result of holding the Notes, and at the same time as holders of Common Stock participate) in such transactions as if such Holders held a number shares of Common Stock equal to the Conversion Rate at the time such adjustment would be required, multiplied by the principal amount (expressed in thousands) of Notes held by such Holder, without having to convert their Notes;

           (v)  for a change in the par value of the Common Stock; or

          (vi)  for accrued and unpaid interest on the Notes (including any Additional Interest other than PIK interest).

        (e)   Change in the Conversion Right upon Certain Reclassifications, Business Combinations and Asset Sales.    If the Company (i) reclassifies the Common Stock (other than a change only in par value or a change as a result of a split, subdivision or combination of the Common Stock); (ii) is party to a consolidation, merger or binding share exchange; or (iii) sells, transfers, leases, conveys or otherwise disposes of all or substantially all of its property or assets; in each case pursuant to which the Common Stock would be converted into or exchanged for, or would constitute solely the right to receive cash, securities or other property, then, if a Holder converts its Notes on or after the effective date of any such transaction, the Notes will be convertible into, in lieu of the Common Stock, the same type (in the same proportions) of consideration received in the relevant event by holders of the number of shares of Common Stock into which the Notes were convertible as of immediately prior to such relevant event.

Increase of Conversion Rate Upon Occurrence of a Make-Whole Fundamental Change

        If, after the Common Stock is listed on a National Securities Exchange and prior to maturity date:

        (a)   there occurs a sale, transfer, lease, conveyance or other disposition of all or substantially all of the Company's property or assets to any "person" or "group" (as those terms are used in sections 13(d) and 14(d) of the Exchange Act), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act; or

        (b)   there occurs any transaction or series of related transactions (other than a consolidation or merger that constitutes a Listed Stock Business Combination), in connection with which (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization, asset sale, lease of assets or otherwise) the Common Stock are exchanged for, converted into, acquired for or constitute solely the right to receive other securities, other property, assets or cash (we refer to any transaction described in this clause and clause (a) above as a Make-Whole Fundamental Change);

then the Company will increase the conversion rate as set forth in the table below for any Notes surrendered for conversion at any time from, and including, the actual effective date of the Make-Whole Fundamental Change, which we refer to herein as the Make-Whole Fundamental Change Effective Date, to, and including, the 30th Business Day after the actual Make-Whole Fundamental Change Effective Date (or, if the Make-Whole Fundamental Change also constitutes a Change in Control, to, and including, the Change in Control Repurchase Date for that Change in Control (we refer to this period as the Make-Whole Conversion Period).

        Notwithstanding the foregoing, the sale, transfer, lease, conveyance or other disposition of all or substantially all of the Company's property or assets to any of its wholly-owned subsidiaries shall not constitute a Make-Whole Fundamental Change so long as such transaction is not part of a plan or a series of transactions designed to or having the effect of merging or consolidating with, selling, transferring, leasing, conveying or disposing of all or substantially all its properties and assets to any other person or persons.

        The Company will mail to registered Holders, at their addresses appearing in the Note Register, and the Trustee and Conversion Agent, notice of, and the Company will publicly announce, through a reputable national newswire service, the anticipated Make-Whole Fundamental Change Effective Date of any proposed Make-Whole Fundamental Change. The Company must make this mailing and announcement at least 30 Business Days before the anticipated Make-Whole Fundamental Change Effective Date. In addition, no later than the fifth Business Day after the completion of the Make-Whole Fundamental Change, the Company will deliver an additional notice and announcement announcing such completion.

        In connection with a Make-Whole Fundamental Change, the Company will increase the Conversion Rate as set forth in the Indenture and described in the table below, based on the date when the Make-Whole Fundamental Change becomes effective, which we refer to herein as the Make-Whole Fundamental Change Effective Date, and the Applicable Price. If the Make-Whole Fundamental Change is a transaction or series of related transactions described in the above clause (b) of the first paragraph of this section and the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for the Common Stock in the Make-Whole Fundamental Change consists solely of cash, then the Applicable Price will be the cash amount paid per share of Common Stock in the Make-Whole Fundamental Change. In all other cases, the Applicable Price will be the average of the Closing Sale Prices per share of Common Stock for the five (5) consecutive Trading Days immediately preceding, but excluding, the relevant Make-Whole Fundamental Change Effective Date. The Company will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the Ex-Date of the event occurs, at any time during those five (5) consecutive Trading Days.

        The table below sets forth the number of additional shares per $1,000 principal amount of Notes that will be added to the conversion rate applicable to the Notes that are converted during the Make-Whole Conversion Period. The increased conversion rate will be used to determine the number of shares of Common Stock due upon conversion. If an event occurs that requires an adjustment to the conversion rate, the Company will, on the date it must adjust the conversion rate, adjust each Applicable Price set forth in the first column of the table below by multiplying the Applicable Price in effect immediately before the adjustment by a fraction:

        (a)   whose numerator is the conversion rate in effect immediately before the adjustment; and

        (b)   whose denominator is the adjusted conversion rate.

        In addition, the Company will adjust the number of additional shares in the table below in the same manner which, and for the same events for which it must adjust the conversion rate as set forth in the Indenture and described under "—Conversion Rate Adjustments."

        The exact Applicable Price and Make-Whole Fundamental Change Effective Date may not be as set forth in the Indenture and described in the table below, in which case:

        (a)   if the actual Applicable Price is between two Applicable Prices listed in the table, or the actual Make-Whole Fundamental Change Effective Date is between two Make-Whole Fundamental Change Effective Dates listed in the table, the Company will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the two Applicable Prices, or for the two Make-Whole Fundamental Change Effective Dates based on a 365-day year, as applicable;

        (b)   if the actual Applicable Price is greater than $7.50 per share (subject to adjustment in the same manner as the "Applicable Prices" in the table in below), the Company will not increase the conversion rate; and

        (c)   if the actual Applicable Price is less than $1.00 per share (subject to adjustment in the same manner as the "Applicable Prices" in the table below), the Company will not increase the conversion rate.

        However, the Company will not increase the conversion rate as described above to the extent the increase will cause the Conversion Rate to exceed the greater of (i) the initial Conversion Rate (1,333.3333) and (ii) $1,000 divided by (a) the average of the Closing Sale Prices of Common Stock over the 30 consecutive trading-day period beginning March 1, 2010, plus (b) 399.1307. The Company will adjust this maximum conversion rate in the same manner in which, and for the same events for which, the Company must adjust the conversion rate as described herein.

Number of additional shares
(per $1,000 principal amount of notes)
Make-Whole Fundamental Change Effective date

Applicable Price	February 26, 2010	February 26, 2011	February 26, 2012	February 26, 2013	February 26, 2014	February 26, 2015	February 26, 2016	February 26, 2017	February 26, 2018	February 26, 2019	February 26, 2020
$1.00	399.1307	376.2137	349.7657	319.8637	285.1207	245.1707	200.3427	149.9377	93.9057	32.2757	0.0000
$1.50	245.3773	232.2360	216.7467	198.9680	177.9653	153.5133	125.8133	94.4127	59.2673	20.4020	0.0000
$2.00	168.5007	160.2467	150.2372	138.5207	124.3882	107.6852	88.5487	66.6502	41.9487	14.4652	0.0000
$2.50	122.3751	117.0535	110.3315	102.2519	92.2415	80.1879	66.1899	49.9927	31.5575	10.9031	0.0000
$3.00	91.6243	88.2577	83.7277	78.0730	70.8107	61.8567	51.2840	38.8877	24.6297	8.5283	0.0000
$3.50	69.6595	67.6895	64.7247	60.8024	55.5027	48.7630	40.6370	30.9555	19.6815	6.8321	0.0000
$4.00	53.1859	52.2634	50.4727	47.8492	44.0219	38.9424	32.6517	25.0064	15.9704	5.5599	0.0000
$4.50	40.4069	40.2651	39.3878	37.7747	35.0922	31.3044	26.4409	20.3793	13.0838	4.5704	0.0000
$5.00	30.6371	30.6925	30.5199	29.7149	27.9485	25.1939	21.4723	16.6777	10.7747	3.7789	0.0000
$5.50	23.1779	23.2348	23.2745	23.1207	22.1038	20.1945	17.4068	13.6490	8.8854	3.1312	0.0000
$6.00	17.4092	17.4655	17.5075	17.6267	17.2330	16.0282	14.0192	11.1252	7.3108	2.5915	0.0000
$6.50	12.9161	12.9574	12.9997	13.1207	13.1117	12.5030	11.1527	8.9896	5.9787	2.1348	0.0000
$7.00	9.3894	9.4390	9.4718	9.5875	9.6164	9.4814	8.6957	7.1591	4.8368	1.7434	0.0000
$7.50	6.6325	6.6904	6.7177	6.8281	6.8573	6.8632	6.5663	5.5727	3.8471	1.4041	0.0000

        Notwithstanding anything above, $1,000 divided by the average of the Closing Sale Prices of the Common Stock over the 30 consecutive trading-day period described above plus 399.1307 was less than the initial Conversion Rate of 1,333.333. Accordingly, no adjustments to the Conversion Rate pursuant to the Indenture, as described in the table above, will be made in the event of a Make-Whole Fundamental Change.

Certain Covenants

Limitation on Restricted Payments

        (a)   The Company will not, and will not permit any Restricted Subsidiaries to:

            (i)  directly or indirectly declare or pay any dividend or make any distribution in respect of the Company's or any of its Restricted Subsidiaries' Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than: (A) dividends or distributions by the Company payable in Equity Interests (other than Disqualified Stock) of the Company or in options, warrants or other rights to purchase such Equity Interests; or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly Owned Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

           (ii)  purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company, including in connection with any merger or consolidation;

          (iii)  make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness; or

          (iv)  make any Restricted Investment;

(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as Restricted Payments), unless, at the time of such Restricted Payment:

            (1)   no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

            (2)   immediately after giving effect to such transaction on a pro forma basis, the Company could incur $1.00 of additional Indebtedness under the Indenture, as described in paragraph (a) of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock";

            (3)   such Restricted Payment is made after August 26, 2013; and

            (4)   such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issuance Date is less than the sum of:

              (A)  50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the fiscal quarter that first begins after the Issuance Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

              (B)  100% of the aggregate net cash proceeds received by the Company since immediately after the Issuance Date from the issue or sale of (x) Equity Interests of the Company or (y) debt securities of the Company (other than the New Notes) that have been converted into Equity Interests of the Company (other than debt held by a Subsidiary of the Company); provided, however, that this clause (B) shall not include the proceeds from (a) Equity Interests or convertible debt securities of the Company sold to a Restricted Subsidiary or the Company, as the case may be, (b) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (c) Excluded Contributions, plus

              (C)  100% of the aggregate amount received in cash received by means of (A) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company and its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries by such Person and repayments of loans or advances which constitute Restricted Investments by the Company and its Restricted Subsidiaries or (B) the sale (other than to the Company or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary and constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary (to the extent not included in Net Income), plus

              (D)  100% of the aggregate amount of cash contributed to the capital of the Company following the Issuance Date (other than by a Restricted Subsidiary and other than Excluded Contributions), plus

              (E)  in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the lesser of (i) the Fair Market Value of the investment in such Unrestricted Subsidiaries at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary and (ii) the amount of all Restricted Payments made to such Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary and constituted a Permitted Investment.

        (b)   The foregoing provisions will not prohibit:

            (i)  the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

           (ii)  the redemption, repurchase, retirement, defeasance or other acquisition of any Equity Interests, which we refer to as the Retired Capital Stock, or Subordinated Indebtedness of the Company, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Company (other than any Disqualified Stock);

          (iii)  the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Subordinated Indebtedness of the Company so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, together with all costs and expenses paid in connection thereto; (B) such Indebtedness is subordinated to the Senior Indebtedness and the Notes at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value; (C) such Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the New Notes or the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (D) such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the New Notes or the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

          (iv)  a Restricted Payment to pay for the repurchase, redemption, retirement or other acquisition or retirement for value of common Equity Interests of the Company held by any future, present or former employee, director or consultant (or their heirs or estates) of the Company or any Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any subscription, stockholder or other agreement; provided, however, that the aggregate Restricted Payments made under this clause (iv) does not exceed in any calendar year $2.5 million and $15.0 million over the entire term of the Notes; provided further that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds from the sale of Equity Interests of the Company to members of management, directors or consultants (or their heirs or estates) of the Company and its Subsidiaries that occurs after the Issuance Date plus (B) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issuance Date; and provided further that cancellation of Indebtedness owing to the Company from members of management of the Company or any of its Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Company will not be deemed to constitute a Restricted Payment for purposes of this section or any other provision of the Indenture;

           (v)  any repricing or issuance of employee stock options or the adoption of bonus arrangements, in each case in connection with the issuance of the New Notes, and payments pursuant to such arrangements;

          (vi)  the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or any Restricted Subsidiary issued in accordance with the Fixed Charge Coverage Ratio test set forth in the Indenture and described in "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock";

         (vii)  repurchases of Equity Interests deemed to occur upon exercise of stock options, warrants or similar rights if such Equity Interests represent a portion of the exercise price of such options, warrants or similar rights;

        (viii)  payments of cash, dividends, distributions or advances by the Company to allow the payment of cash in lieu of the issuance of fractional shares upon (a) the exercise of options or warrants or (b) the conversion or exchange of Capital Stock of the Company;

          (ix)  payments of cash, dividends, distributions or advances by the Company and the Guarantors to prepay, redeem, defease, repurchase, retire, or otherwise acquire the New Notes, subject to the provisions of the Indenture, as described under "—Redemption or Repurchase of Notes" and "—Certain Covenants—Limitation on Sales of Assets—Offer to Purchase by Application of Excess Proceeds."

           (x)  Restricted Payments that are made with Excluded Contributions; and

          (xi)  other Restricted Payments in an aggregate amount not to exceed $5.0 million made prior to the last date on which interest on the New Notes is payable in PIK and $15.0 million if made thereafter.

        (c)   As of the Issuance Date, all of the Company's Subsidiaries will be Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of "Unrestricted Subsidiary." For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of "Investments." Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time (whether pursuant to clause (a) of this section or pursuant to the definition of "Permitted Investments") and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants described herein and set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock

        (a)   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, we refer to this as to incur or an incurrence) any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock or permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock; provided, however, that the Company may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company's and its Restricted Subsidiaries' most recently ended four full fiscal quarters for which financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 3.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided that the amount of Indebtedness and Disqualified Stock that may be incurred pursuant to the foregoing by Restricted Subsidiaries that are not Guarantors of the Notes shall not exceed $10.0 million at any one time outstanding.

        (b)   The foregoing limitations will not apply to:

            (i)  the incurrence by the Company or the Guarantors of Indebtedness under the Senior Credit Facilities and the issuance and creation of letters of credit and bankers' acceptances thereunder (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $311,019,628 outstanding at any one time plus any amounts for premiums, costs and expenses associated with a refinancing or refinancings of Indebtedness in this clause (i);

           (ii)  the incurrence by the Company and any Guarantor of Indebtedness represented by the New Notes (including any Guarantee and the PIK Notes), including any notes issued in exchange for the New Notes and any guarantees thereof;

          (iii)  the Existing Indebtedness (other than indebtedness described in another clause of the Indenture);

          (iv)  the incurrence by the Company or the Guarantors of Indebtedness pursuant to a Credit Facility in an aggregate amount up to $50.0 million;

           (v)  the incurrence by the Company of Indebtedness represented by Capitalized Lease Obligations, Disqualified Stock incurred by the Company or any of its Restricted Subsidiaries, mortgage financings or purchase money obligations, when aggregated with the principal amount of all other Indebtedness and Disqualified Stock, incurred pursuant to this clause (v) and including all

  Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness or Disqualified Stock incurred pursuant to this clause (v), does not exceed $25.0 million;

          (vi)  Indebtedness incurred by the Company or any of its Restricted Subsidiaries arising in respect of letters of credit, bankers' acceptances, workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers'compensation claims, in each case in the ordinary course of business;

         (vii)  Indebtedness of the Company to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor is made pursuant to an intercompany note and is subordinated in right of payment to the New Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness;

        (viii)  Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided that (A) any such Indebtedness is made pursuant to an intercompany note and (B) if a Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor, such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided further that any subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness;

          (ix)  Hedging Obligations that are incurred in the ordinary course of business (but in any event excluding Hedging Obligations entered into for speculative purposes);

           (x)  obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

          (xi)  Indebtedness of any Guarantor in respect of such Guarantor's Guarantee;

         (xii)  (A) any guarantee by the Company of Indebtedness or other obligations of any Restricted Subsidiaries so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, as described in "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" and (B) any guarantee by a Restricted Subsidiary of Indebtedness of the Company; provided that such Guarantee is incurred in accordance with the Indenture, as described under "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries";

        (xiii)  Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds, provided that such Indebtedness is extinguished within five (5) Business Days of its incurrence;

        (xiv)  (A) any guarantee by the Company or a Guarantor of Indebtedness or other obligations of any of its Restricted Subsidiaries so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the Indenture, as described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" and (B) any guarantee by a Restricted Subsidiary of Indebtedness of the Company; provided that such Guarantee is incurred in accordance with the Indenture, as described under "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries";

         (xv)  Issuance by the Company of additional senior convertible notes on terms that are identical to the New Notes in an aggregate principal amount not to exceed $20.0 million, solely for the purpose of curing any covenant defaults under the Senior Credit Facility;

        (xvi)  Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted to be incurred under the Fixed Charge Coverage Ratio test set forth in the Indenture, as described under paragraph (a) of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" or clauses (i), (ii), (iii) or (xvi);

       (xvii)  Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment or purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than the guarantees of Indebtedness incurred by any Person acquiring all of such business, assets or a Subsidiary for the purpose of financing such acquisition;

      (xviii)  The incurrence of contingent liabilities arising out of endorsements of checks and other negotiable instruments for deposit or collection in the ordinary course of business;

        (xix)  Indebtedness representing installment insurance premiums of the Company owing to insurance companies in the ordinary course of business;

         (xx)  The incurrence of Indebtedness consisting of guarantees of loans or other extensions of credit to or on behalf of current or former officers, directors, employees or consultants of the Company, or any of its Subsidiaries for the purposes of permitting such Persons to purchase Capital Stock of the Company, not to exceed $1.0 million;

        (xxi)  The incurrence by the Company and the Guarantors of royalties, the dedication of reserves under supply agreements or similar rights or interests granted, taken subject to, or otherwise imposed on properties consistent with the ordinary course of business or normal practices in the commercial vehicle components industry;

       (xxii)  Indebtedness or Disqualified Stock of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that such Indebtedness or Disqualified is not incurred in contemplation of such acquisition or merger; and provided further that after giving effect to such acquisition or merger, either (A) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the Indenture, as described in the first sentence under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" or (B) the Fixed Charge Coverage Ratio is greater than immediately prior to such acquisition or merger; or

      (xxiii)  The incurrence by the Company or any Guarantor of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Refinancing Indebtedness incurred to renew, refund, refinance, defease or discharge any Indebtedness incurred pursuant to this clause (xxiii), not to exceed $40.0 million.

        For purposes of determining compliance with the provisions of the Indenture, as described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock," in the event that an item of Indebtedness or Disqualified Stock meets the criteria of more than one of the categories of permitted Indebtedness or Disqualified Stock described in clauses (i) through (xxiii) above or is entitled to be incurred pursuant to the Indenture, as described under paragraph (a) of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock," the Company shall, in its sole discretion, classify or reclassify such item of Indebtedness or Disqualified Stock and will only be required to include the amount and type of such Indebtedness or Disqualified Stock in one of the above clauses. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or Disqualified Stock for purposes of the Indenture, as described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock."

        For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Liens

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly create, incur or suffer to exist any Lien on any asset or property of the Company or such Restricted Subsidiary securing Indebtedness (other than Permitted Liens) unless all payments due under the New Notes are equally and ratably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to the New Notes) the Indebtedness so secured until such time as such Indebtedness is no longer secured by a Lien.

        The preceding paragraph will not require the Company or any Restricted Subsidiary of the Company to secure the New Notes if the relevant Lien consists of a Permitted Lien. Any Lien which is granted to secure the New Notes or such Guarantee under the preceding paragraph shall be automatically released and discharged at the same time as the release of the Lien that gave rise to the obligation to secure the Notes or such Guarantee under such preceding paragraph.

Limitation on Transactions with Affiliates

        (a)   The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (we refer to each of the foregoing as an Affiliate Transaction) involving aggregate payments or consideration in excess of $5.0 million, unless:

            (i)  such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

           (ii)  the Company delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution adopted by the majority of the Board of Directors of the Company approving such Affiliate Transaction and set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with the Indenture, as described under clause (i) above; provided that for any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, the Company shall deliver to the Trustee, in addition to such board resolution and Officers' Certificate, a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (i) above.

        (b)   The foregoing provisions will not apply to the following:

            (i)  transactions between or among the Company and/or any of its Restricted Subsidiaries;

           (ii)  any indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary;

          (iii)  payments or loans (or cancellation of loans) to employees or consultants of the Company, any of its direct or indirect parent corporations or any Restricted Subsidiary which are approved by a majority of the Board of Directors of the Company in good faith, which shall not exceed $1.0 million in the aggregate at any one time outstanding;

          (iv)  any agreement as in effect as of the Issuance Date or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders in any material respect) or any transaction contemplated thereby;

           (v)  any employment agreement or employee benefit plan entered into by the Company or any Restricted Subsidiary in the ordinary course of business and payments pursuant thereto;

          (vi)  payment of reasonable directors' fees and expenses;

         (vii)  transactions with joint ventures in a Similar Business;

        (viii)  transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Company or its Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

          (ix)  the issuance of Equity Interests (other than Disqualified Stock) of the Company to any director, officer, employee or consultant;

           (x)  any contribution to the capital of the Company;

          (xi)  transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of the Indenture, as described under clause (i) of paragraph (a) under "—Limitation on Transactions with Affiliates";

         (xii)  Restricted Payments permitted by the Indenture, as described under "—Limitation on Restricted Payments" and Permitted Investments;

        (xiii)  the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issuance Date and any similar agreements which it may enter into thereafter; and

        (xiv)  pledges of Equity Interests of Unrestricted Subsidiaries.

Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

        (a)   (i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

        (b)   make loans or advances to the Company or any of its Restricted Subsidiaries; or

        (c)   sell, lease, or transfer any of its properties or assets to the Company, or any of its Restricted Subsidiaries, except (in each case) for such encumbrances or restrictions existing under or by reason of:

            (i)  contractual encumbrances or restrictions in effect on the Issuance Date, including, without limitation, pursuant to Existing Indebtedness or the Senior Credit Facilities and their related documentation;

           (ii)  the Indenture, the New Notes and the Guarantees;

          (iii)  purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

          (iv)  applicable law or any applicable rule, regulation or order;

           (v)  any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

          (vi)  contracts for the sale of assets or Capital Stock, including, without limitation restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

         (vii)  secured Indebtedness otherwise permitted to be incurred pursuant to the Indenture, as described under (A) "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" and (B) "—Limitation on Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness;

        (viii)  restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

          (ix)  customary provisions in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment), including provisions limiting the distribution or disposition of assets or property, entered into in the ordinary course of business or with the approval of the Board of Directors of the Company;

           (x)  customary provisions (including non-assignment provisions) contained in leases and other agreements entered into in the ordinary course of business;

          (xi)  Refinancing Indebtedness; or

         (xii)  any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (i), (ii) and (vii)(A) above, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company's Board of Directors, not, taken as a whole, more restrictive with respect to such dividend and other payment restrictions set forth in clauses (a), (b) and (c) above than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

        (a)   The Company will not permit any Restricted Subsidiary that is a Domestic Subsidiary, other than a Guarantor, to guarantee the payment of any Indebtedness of the Company or any other Guarantor unless such Restricted Subsidiary simultaneously executes and delivers a supplemental Indenture to the Indenture providing for a Guarantee of payment of the Notes by such Restricted Subsidiary except that with respect to a guarantee of Indebtedness of the Company or any Guarantor if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor's Guarantee of the Notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary's Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes.

        (b)   Notwithstanding the foregoing and the other provisions of the Indenture, any Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited under the Indenture); (ii) the release or discharge of the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee; (iii) upon Legal Defeasance, Covenant Defeasance or satisfaction and discharge of the Indenture; or (iv) if the Company designates a Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary.

Limitation on Sales of Assets

        The Company will not, and will not permit any of its Restricted Subsidiaries to, cause, make or suffer to exist an Asset Sale, unless (x) the Company, or its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of; and (y) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Company, or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that (a) the amount of any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) of the Company or any Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Notes, that are assumed by the transferee of any such assets and for which the Company and all Restricted Subsidiaries have been validly released by all creditors in writing, (b) any securities, notes or other obligations received by the Company or its Restricted Subsidiaries from such transferee that are converted by the Company or such Restricted Subsidiaries into cash or Cash Equivalents within 270 days following the closing of such Asset Sale and (c) any Designated Noncash Consideration received by the Company or any Restricted Subsidiary in such Asset Sale having a Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c) that is at the time outstanding not to exceed 10% of Total Assets at the time of receipt of such Designated Noncash Consideration (with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall be deemed to be cash for the purposes of this provision and for no other purpose.

        Within 270 days after the Company's or any Restricted Subsidiary's receipt of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale (i) to permanently reduce (x) Obligations under the Senior Credit Facilities, and if the Senior Credit Facilities repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto; or (y) other Pari Passu Indebtedness; and/or (ii) to make an investment in (A) any one or more businesses, provided, that such investment in any business is in the form of the acquisition of all or substantially all of the assets or any Capital Stock of such business and results in the Company or a Restricted Subsidiary, as the case may be, owning an amount of the

Capital Stock of such business such that it constitutes a Restricted Subsidiary, (B) capital expenditures or (C) acquisitions of other assets used or useful in a Similar Business.

        Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents, Investment Grade Securities or any other manner not prohibited by the Indenture.

        Any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the second paragraph of "—Limitation on Sale of Assets" will be deemed to constitute "Excess Proceeds."

        When the aggregate amount of Excess Proceeds exceeds $20.0 million, the Company shall make an offer to all Holders, and if required by the terms of any Pari Passu Indebtedness, to the holders of such Pari Passu Indebtedness, which we refer to as an Asset Sale Offer, to purchase the maximum principal amount of Notes and such Pari Passu Indebtedness, that is an integral multiple of $1 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Special Interest, if any, to the date fixed for the closing of such offer, which we refer to as the Offered Price, in accordance with the procedures set forth in the Indenture, as described under "—Offer to Purchase by Application of Excess Proceeds" below, provided that if such Asset Sale Offer is made on or before February 26, 2013, the offer price with respect to the Notes shall be in an amount equal to 100% of the principal amount thereof, plus all interest that would be payable and unpaid (whether or not accrued) on February 26, 2013, and provided further that no Notes of $2,000 or less shall be purchased in part.

  Offer to Purchase by Application of Excess Proceeds

        In the event that the Company shall be required to commence an Asset Sale Offer, it shall follow the procedures specified below.

        Within ten (10) Business Days after the date on which the aggregate amount of Excess Proceeds exceeds $20.0 million, the Company shall give to each Holder, with a copy to the Trustee, in the manner provided in the Indenture a notice stating:

        (a)   that the Holder has the right to require the Company to repurchase such Holder's Notes at the Offered Price, subject to proration in the event the Excess Proceeds are less than the aggregate Offered Price of all Notes tendered;

        (b)   the date of purchase of Notes pursuant to the Asset Sale Offer, which we refer to as the Asset Sale Purchase Date, which shall be no earlier than thirty (30) days nor later than sixty (60) days from the date such notice is mailed;

        (c)   that the Offered Price will be paid to Holders electing to have Notes purchased on the Asset Sale Purchase Date; provided that a Holder must surrender its Note to the Paying Agent at the address specified in the notice prior to the close of business at least five Business Days prior to the Asset Sale Purchase Date;

        (d)   any Note not tendered will continue to accrue interest pursuant to its terms;

        (e)   that unless the Company defaults in the payment of the Offered Price, any Note accepted for payment pursuant to the Asset Sale Offer shall cease to accrue interest on and after the Asset Sale Purchase Date;

        (f)    that Holders will be entitled to withdraw their tendered Notes and their election to require the Company to purchase such Notes, provided that the Company receives, not later than the close of business on the third Business Day preceding the Asset Sale Purchase Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Notes tendered for purchase, and a statement that such Holder is withdrawing its election to have such Notes purchased;

        (g)   that the Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; which unpurchased portion must be equal to $2,000 in principal amount or an integral multiple of $1 in excess thereof; and the instructions a Holder must follow in order to have his Notes purchased in accordance with the Indenture, as described under "—Limitation on Sales of Assets."

        To the extent that the aggregate amount of Notes and Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes, and the Company shall select the Pari Passu Indebtedness to be purchased in the manner described in the immediately succeeding paragraph. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

        If less than all the Notes are to be repurchased pursuant to the Indenture, as described under "—Limitation on Sales of Assets," selection of such Notes for repurchase shall be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed, or, if such Notes are not so listed, on a pro rata basis, by lot or by such other similar method in accordance with the procedures of the Depository (and in such manner as complies with applicable legal requirements); provided that no Notes of $2,000 or less shall be purchased in part. The Trustee shall promptly notify the Company in writing of the Notes selected for repurchase and, in the case of any Notes selected for partial repurchase, the principal amount thereof to be repurchased.

        Unless the context otherwise requires, all provisions relating to repurchase of Notes shall relate, in the case of any Note repurchased or to be repurchased only in part, to the portion of the principal amount of such Note which has been or is to be repurchased.

        The Company will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, as described in "—Limitation on Sales of Assets" and "—Offer to Purchase by Application of Excess Proceeds," the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the Indenture.

Merger, Consolidation or Sale of Assets

        The Company may not consolidate or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

        (a)   the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (we refer to the Company or such Person, as the case may be, as the Successor Company);

        (b)   the Successor Company (if other than the Company) expressly assumes all the obligations of the Company under the Indenture and the Notes pursuant to a supplemental Indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

        (c)   immediately after such transaction, no Default or Event of Default exists;

        (d)   immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period, (i) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness under the Indenture, as described under paragraph (a) under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock," or (ii) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

        (e)   each Guarantor, unless it is the other party to the transactions described above, in which case clause (b) shall apply, shall have by supplemental Indenture confirmed that its Guarantee shall apply to such Person's obligations under the Indenture and the Notes; and

        (f)    the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and if a supplemental Indenture is required in connection with such transaction, such supplemental Indenture, comply with the requirements of the Indenture.

        The Successor Company will succeed to, and be substituted for, the Company under the Indenture and the Notes. Notwithstanding the foregoing clauses (c) and (d), (i) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (ii) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another State of the United States so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

        Subject to the Indenture, as described under the second paragraph of "—Guarantees," each Guarantor shall not, and the Company shall not permit a Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions to, any Person, unless at the time and after giving effect:

        (a)   (i) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any State thereof, the District of Columbia, or any territory thereof (we refer to such Guarantor or such Person, as the case may be, as the Successor Guarantor);

           (ii)  the Successor Guarantor, if other than such Guarantor, expressly assumes all the obligations of such Guarantor and under such Guarantor's Guarantee pursuant to a supplemental Indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

          (iii)  immediately after such transaction, no Default or Event of Default exists; and

          (iv)  the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental Indenture, if any, comply with the Indenture; or

        (b)   the transaction is made in compliance with the Indenture, as described under "—Limitation of Sales on Assets."

        Subject to the Indenture, as described under the second paragraph of "—Guarantees," the Successor Guarantor shall succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor's Guarantee. Notwithstanding the foregoing, any Guarantor may merge into or transfer all or part of its properties and assets to another Guarantor or the Company.

Statement by Officers as to Default

        The Company will deliver to the Trustee, within 180 days after the end of each fiscal year, an Officers' Certificate stating whether such Officers signing the Officers' Certificate have actual knowledge of any Default or Event of Default occurred during such year and at the date of such certificate there is no Default or Event of Default which has occurred and is continuing or, if such signers do know of such Default or Event of Default by the Company in performing any of its obligations under the Indenture or the New Notes, describing any such Default or Event of Default and what actions the Company is taking or proposes to take with respect thereto. The Company shall provide prompt written notice to the Trustee of any change to the fiscal year, which as of the date hereof ends on December 31.

        When any Default has occurred and is continuing under the Indenture, or if the trustee for or the holder of any other evidence of Indebtedness of the Company or any Subsidiary gives any notice or takes any other action with respect to a claimed default (other than with respect to Indebtedness in the principal amount of less than $10 million), the Company shall notify the Trustee in writing of such event, notice or other action within five Business Days of its occurrence.

Commission Reports and Reports to Holders

        The Company will deliver to the Trustee (without exhibits), within 15 days after it is required to file them with the Commission copies of: (A) annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form); (B) reports on Form 10-Q (or any successor or comparable form); (C) reports on Form 8-K (or any successor or comparable form); and (D) any other information, documents and other reports which the Company would be required to file with the Commission pursuant to section 13 or 15(d) of the Exchange Act; provided, however, if the Company is not obligated to file such reports with the Commission or if the Commission does not permit such filing, the Company shall make available such information to prospective purchasers of the Notes, in addition to providing such information to the Trustee and the holders of the Notes, in each case within 15 days after the time the Company would have been required to file such information with the Commission, if it were subject to sections 13 or 15(d) of the Exchange Act. Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants set forth in the Indenture and described herein (as to which the Trustee is entitled to rely exclusively on Officers' Certificates). The Company shall be deemed to have furnished the reports, documents and information referred to above to the Trustee, the Holders and/or the prospective purchasers of the Notes, if the Company has filed such reports, documents or information with the Commission via the EDGAR filing system (or any successor system) and/or posted such reports, documents or information on the Company's website and such reports, documents and information are publicly available.

Suspension of Covenants

        During any period of time that: (1) the Notes have a Qualified Rating from Moody's and S&P and (2) no Default or Event of Default has occurred and is continuing under the Indenture (we refer to the occurrence of the events described in the foregoing clauses (1) and (2) collectively as a Covenant Suspension Event), the Company and the Restricted Subsidiaries shall not be subject to the following provisions of the Indenture:

        (a)   Limitation on Restricted Payments;

        (b)   Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock;

        (c)   Limitation on Transactions with Affiliates;

        (d)   Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries;

        (e)   Limitation on Guarantees of Indebtedness by Restricted Subsidiaries; and

        (f)    Limitation on Sales of Assets;

(referred to collectively as the Suspended Covenants). Upon the occurrence of a Covenant Suspension Event, the Guarantees of the Guarantors shall be suspended as of such date, which we refer to as the Suspension Date. In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date, which we refer to as the Reversion Date, one or both of the Rating Agencies withdraws its Qualified Rating or downgrades the rating assigned to the Notes below a Qualified Rating or a Default or Event of Default occurs and is continuing, then the Company and the Restricted Subsidiaries shall thereafter again be subject to the Suspended Covenants with respect to future events and the Guarantees shall be reinstated. We refer to the period of time between the Suspension Date and the Reversion Date in this description as the Suspension Period. Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default shall be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period (or upon termination of the Suspension Period or after that time based solely on events that occurred during the Suspension Period).

        On the Reversion Date, all Indebtedness incurred, or Disqualified Stock issued, during the Suspension Period shall be classified to have been incurred or issued pursuant to the provisions of the Indenture, as described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" (in each case, to the extent such Indebtedness or Disqualified Stock would be permitted to be incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness incurred or issued prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness or Disqualified Stock would not be so permitted to be incurred or issued pursuant to the provisions of the Indenture, as described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock," such Indebtedness or Disqualified Stock shall be deemed to have been outstanding on the Issuance Date, so that it is classified as permitted under the Indenture, as described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock." Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under the Indenture, as described under "—Limitation on Restricted Payments" shall be made as though the covenant described under "—Limitation on Restricted Payments" had been in effect since the Issuance Date and throughout the Suspension Period, except that no default shall be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended. Accordingly, Restricted Payments made during the Suspension Period shall reduce the amount available to be made as Restricted Payments under the Indenture, as described under "—Limitation on Restricted Payments."

        The Company shall give the Trustee prompt (and in any event not later than five Business Days after a Covenant Suspension Event) written notice of any Covenant Suspension Event. In the absence of such notice, the Trustee shall assume the Suspended Covenants apply and are in full force and effect. The Company shall give the Trustee prompt (and in any event not later than five Business Days after a Reversion Date) written notice of any occurrence of a Reversion Date. After any such notice of the occurrence of a Reversion Date, the Suspended Covenants shall apply and be in full force and effect.

Events of Default

        Each of the following is an Event of Default:

        (a)   the Company's failure to pay the principal of or premium, if any, on any note when due, whether at maturity, on a Change in Control Repurchase Date with respect to a change in control or otherwise;

        (b)   the Company's failure to pay an installment of interest on any note when due, if the failure continues for 30 days after the date when due;

        (c)   the Company's failure to satisfy its conversion obligations upon the exercise of a holder's conversion right;

        (d)   the Company's failure to timely provide notice with respect to the notes;

        (e)   the Company's failure to comply with any other term, covenant or agreement contained in the notes or the Indenture, if the failure is not cured within 45 days after notice to the Company by the Trustee or to the Trustee and the Company by holders of at least 25% in aggregate principal amount of the applicable notes then outstanding, in accordance with the Indenture;

        (f)    a default by the Company or any of its subsidiaries in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, indebtedness for money borrowed in the aggregate principal amount then outstanding of $10.0 million or more, or acceleration of the Company's or its subsidiaries' indebtedness for money borrowed in such aggregate principal amount or more so that it becomes due and payable before the date on which it would otherwise have become due and payable, if such default is not cured or waived, or such acceleration is not rescinded, within 30 days after notice to the Company by the Trustee or to the Company and the Trustee by Holders of at least 25% in aggregate principal amount of notes then outstanding, in accordance with the Indenture;

        (g)   failure by the Company or any of its Subsidiaries, within 45 days, to pay, bond or otherwise discharge any final, non-appealable judgments or orders for the payment of money the total uninsured amount of which for the Company or any of its Subsidiaries exceeds $10.0 million, which are not stayed on appeal;

        (h)   the Company or any of its Significant Subsidiaries, pursuant to or within the meaning of the United States Bankruptcy Code: (A) commences a voluntary case; (B) consents to the entry of an order for relief against it in an involuntary case; (C) consents to the appointment of a Custodian of it or for all or substantially all of its property; (D) makes a general assignment for the benefit of its creditors, or (E) admits in writing that it is generally not paying its debts (other than debts which are the subject of a bona fide dispute) as they become due; or

        (i)    a court of competent jurisdiction enters an order or decree under any bankruptcy code that remains unstayed and in effect for 60 days and: (A) is for relief against the Company or any of its Significant Subsidiaries in an involuntary case; (B) appoints a Custodian of the Company or any of its Significant Subsidiaries or for all or substantially all of the property of the Company or any of its Significant Subsidiaries; or (C) orders the liquidation of the Company or any of its Significant Subsidiaries; provided that clauses (A), (B) and (C) shall not apply to an Unrestricted Subsidiary, unless such action or proceeding has a material adverse effect on the interests of the Company or any Restricted Subsidiary.

Acceleration of Maturity; Recission and Annulment

        If an Event of Default, other than an Event of Default specified in (h) or (i) above, occurs and is continuing, either the Trustee, by notice to the Company, or the holders of at least 25% in aggregate principal amount of the notes outstanding, by notice to the Company and the Trustee, may declare the principal of, (and premium, if any) accrued and unpaid interest on, all the then outstanding notes to be immediately due and payable. In the case of an Event of Default specified in the Indenture, as described in (h) or (i) above occurs and is continuing, then the principal amount of, and accrued and unpaid interest on, all the notes shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

        At any time after a declaration of acceleration has been made, the holders of a majority in aggregate principal amount of the notes outstanding, by written notice to the Trustee, may rescind and annul such declaration and its consequences if:

        (a)   the rescission would not conflict with any order or decree;

        (b)   all Events of Default, other than the non-payment of accelerated principal of (or premium, if any, on) or interest, have been cured or waived; and

        (c)   all amounts due to the Trustee are paid.

        The Trustee is not obligated to exercise any of its rights or powers at the request or demand of the Holders, unless the Holders have offered to the Trustee security or indemnity that is satisfactory to the Trustee against the costs, expenses and liabilities that the Trustee may incur to comply with the request or demand. Subject to applicable law and the Trustee's rights to indemnification, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

Supplements and Amendments to Indenture

Supplemental Indentures without the Consent of Holder

        Without notice to or the consent of any Holder, the Company, may with the consent of the Trustee, at any time and from time to time, amend or supplement the Indenture, any Guarantee, or the Notes, in form satisfactory to the Trustee, for any of the following purposes to:

        (a)   evidence the assumption of its obligations under the Indenture and the Notes by a successor upon its consolidation or merger or the sale, transfer, lease, conveyance or other disposition of all or substantially all of its property or assets in accordance with the Indenture;

        (b)   make adjustments in accordance with the Indenture to the right to convert the Notes upon certain reclassifications in its common stock and certain consolidations, mergers and binding share exchanges and upon the sale, transfer, lease, conveyance or other disposition of all or substantially all of its property or assets;

        (c)   secure its obligations in respect of the Notes;

        (d)   add to its covenants for the benefit of the Holders or to surrender any right or power conferred upon the Company;

        (e)   make provision with respect to adjustments to the Conversion Rate as required by the Indenture or to increase the Conversion Rate in accordance with the Indenture;

        (f)    cure any ambiguity, defect, omission or inconsistency in the Indenture;

        (g)   provide for uncertificated Notes in addition to or in place of certificated Notes;

        (h)   comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act as in effect on the date on which the Indenture is qualified thereunder;

        (i)    provide for the issuance of PIK Notes or Additional Notes, in accordance with the limitations set forth in the Indenture;

        (j)    allow any Guarantor to execute a supplemental Indenture with respect to the Notes;

        (k)   comply with the rules of any securities depository; or

        (l)    make any change that does not adversely affect the rights of any Holder, subject to the provisions of the Indenture.

Supplemental Indenture with Consent of Holders

        With the consent of the Holders of at least a majority in aggregate principal amount of the Outstanding Notes, by Act of said Holders delivered to the Company and the Trustee, the Company and the Trustee, may amend or supplement the Indenture or any New Notes for the purpose of adding any provisions thereto, changing in any manner or eliminating any of the provisions thereunder or of modifying in any manner the rights of the Holders thereunder and any existing Default or Event of Default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Notes, other than Notes beneficially owned by the Company or its Affiliates; provided, however, that no such amendment, supplement or waiver shall, without the consent of the Holder of each Outstanding Note affected thereby (with respect to any Notes held by a nonconsenting Holder):

        (a)   change the stated maturity of the principal of, or the payment date of any installment of interest on, or any additional amounts with respect to, any Note;

        (b)   reduce the principal amount of, or any premium or interest on, any Note;

        (c)   change the place, manner or currency of payment of principal of, or any premium or interest on, any Note;

        (d)   impair the right to institute a suit for the enforcement of any payment on, or with respect to, or of the conversion of, any Note;

        (e)   modify, in a manner adverse to the Holders, the provisions of the Indenture relating to (i) the right of the Holders to require the Company to repurchase Notes upon a fundamental change or (ii) the Redemption Price or its obligation to pay the Redemption Price when due;

        (f)    modify the ranking provisions of the Indenture in a manner adverse to the Holders;

        (g)   adversely affect the right of the Holders to convert their Notes in accordance with the Indenture;

        (h)   reduce the percentage in aggregate principal amount of Outstanding Notes whose holders must consent to a modification or amendment of the Indenture or the Notes;

        (i)    reduce the percentage in aggregate principal amount of Outstanding Notes whose holders must consent to a waiver of compliance with any provision of the Indenture or the Notes or a waiver of any Default or Event of Default; or

        (j)    modify the provisions of the Indenture with respect to modification and waiver (including waiver of a Default or Event of Default), except to increase the percentage required for modification or waiver or to provide for the consent of each affected Holder.

        It shall not be necessary for any Act of Holders described in the paragraph above to approve the particular form of any proposed supplemental Indenture, but it shall be sufficient if such Act shall approve the substance thereof.

Legal Defeasance and Covenant Defeasance

        The Company may, at the option of its Board of Directors evidenced by Board Resolution set forth in an Officers' Certificate, at any time, with respect to the Notes and Guarantees, elect to have either the provisions of the Indenture, as described under "—Legal Defeasance and Discharge" or "—Covenant Defeasance" applied to all Outstanding Notes and Guarantees upon compliance with the conditions of the Indenture, including those described below.

Legal Defeasance and Discharge

        Upon the Company's exercise of the applicable option under "—Legal Defeasance and Covenant Defeasance," the Company and any Guarantor shall be deemed to have been discharged from the obligations with respect to all Outstanding Notes, on the date the conditions set forth in the Indenture, as described under "—Conditions to Legal Defeasance or Covenant Defeasance" are satisfied, which we refer to as Legal Defeasance." For this purpose, such Legal Defeasance means that the Company and each Guarantor shall be deemed to have paid and discharged the entire Indebtedness represented by the Outstanding Notes, which shall thereafter be deemed to be "Outstanding" only for certain purposes described in the Indenture.

        Subject to compliance with the Indenture, as described under "—Legal Defeasance and Covenant Defeasance," the Company may exercise its option for Legal Defeasance notwithstanding the prior exercise of its option of Covenant Defeasance with respect to the Notes.

Covenant Defeasance

        Upon the Company's exercise of the applicable option as described above, the Company and any Guarantor shall be released from the obligations under any covenant contained in the Indenture and described in this description under the headings "—Limitation on Restricted Payments," "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock," "—Limitation on Liens," "—Limitation on Transactions with Affiliates," "—Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries," "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries," and "—Limitation on Sales of Assets," with respect to the Outstanding Notes on and after the date the conditions set forth below are satisfied, which we refer to as Covenant Defeasance, and the Notes shall thereafter be deemed not to be "Outstanding" for the purposes of any direction, waiver, consent or declaration or Act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed "Outstanding" for all other purposes (it being understood that such Notes will not be outstanding for accounting purposes). For this purpose, such Covenant Defeasance means that, with respect to the Outstanding Notes, the Company and any Guarantor may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under part (ii) of "Events of Default" in the Indenture and described herein, but, except as specified above, the remainder of the Indenture and such Notes shall be unaffected thereby.

Conditions to Legal Defeasance or Covenant Defeasance

        The following shall be the conditions to application of Legal Defeasance or Covenant Defeasance to the Outstanding Notes:

        (a)   The Company shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of the Indenture who shall agree to comply with the provisions applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants selected by the Company, to pay the principal of, premium, if any, and interest due on the Outstanding Notes on the Stated Maturity or on the applicable Redemption Date as the case may be;

        (b)   in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee (which opinion may be subject to customary assumptions and exclusions) confirming that (i) the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling or (ii) since the Issuance Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel in the United States (which opinion may be subject to customary assumptions and exclusions) shall confirm that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

        (c)   in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

        (d)   no Default or Event of Default (other than resulting from borrowing funds to be applied to make such deposit) shall have occurred and be continuing on the date of such deposit;

        (e)   such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Senior Credit Facilities or any other material agreement or instrument (other than the Indenture) to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

        (f)    the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or any Guarantor or others; and

        (g)   the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel in the United States (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

        The Indenture shall cease to be of further effect (except with respect to certain terms as set forth in the Indenture) when (a) all outstanding Notes have been delivered to the Trustee for cancellation or (b) all Notes not therefore delivered to the Trustee for cancellation (i) have become due and payable by reason of the making of a notice of redemption or otherwise, (ii) will become due and payable at their Stated Maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company or any Guarantor, in the case of (i), (ii) or (iii) above, has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient in the opinion of a nationally recognized investment bank, appraisal firm, or firm of independent public accountants, without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on such Notes and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be. Such discharge is subject to certain other terms and conditions set forth in the Indenture.

Calculations

        The Company is responsible for all calculations under the Indenture and the Notes, including the determination of Conversion Price, the current market price of the Common Stock and adjustments to the Conversion Rate. The Company shall make all such calculations in good faith and, in the absence of manifest error, such calculations shall be final and binding on all Holders. The Company shall provide a copy of such calculations to the Trustee and the Conversion Agent, as required under the Indenture, and, the Trustee and the Conversion Agent shall be entitled to conclusively rely on the accuracy of any such calculation without independent verification. The Trustee shall have no duty to determine when an adjustment to the Conversion Rate should be made, how it should be made or what such adjustment should be, but may accept as conclusive evidence of that fact or the correctness of any such adjustment, and shall be protected in relying upon, an Officers' Certificate. The Trustee shall not be under any responsibility to perform any calculations under Article 14 of the Indenture. The Trustee makes no representation as to the validity or value of any securities or assets issued upon conversion of the Notes, and the Trustee shall not be responsible for the Company's failure to comply with any provision of Article 14 of the Indenture. The Conversion Agent shall have the same protection under this section as the Trustee. Upon request of any Holder, the Trustee and the Conversion Agent shall provide a copy of such calculations to such Holder.

No Personal Liability of Directors, Officers, Employees or Stockholders

        No director, officer, employee, incorporator or stockholders, as such, of the Company or any Guarantor shall have any liability for any obligations of the Company or such Guarantor under the Notes, the Indenture or any Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creations. Each Holder by accepting a Note waives and releases all such liability. Such waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Registration Rights

        The Holders of the New Notes are entitled to the benefits of the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Holders of the New Notes may be entitled to Additional Interest under certain circumstances. The Registration Rights Agreement is filed as Exhibit 4.2 to the registration statement of which this prospectus is a part.

Governing Law

        The Indenture provides that it and the Notes are governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

        "Acquired Indebtedness" means, with respect to any specified Person,

            (i)  Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

           (ii)  Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Act" when used with respect to any Holder, means any request, demand, authorization, direction, notice, consent, waiver or other action provided by the Indenture to be given or taken by Holders, that is embodied in and evidenced by one or more instruments of substantially similar tenor signed by Holders in person or by agents duly appointed in writing; except as otherwise expressly provided in the Indenture, such actions becoming effective when such instruments are delivered to the Trustee and, where it is expressly required, to the Company.

        "Additional Interest" has the meaning ascribed to it in the Registration Rights Agreement.

        "Additional Notes" means any Notes issued by the Company having identical terms and conditions as the Initial Notes subject to the limitations set forth in the Indenture.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

        "Affiliate Transaction" has the meaning specified in the Indenture, as described in "Certain Covenants—Limitation on Transactions with Affiliates."

        "Agent" means any Paying Agent, Authenticating Agent, Conversion Agent and Note Registrar under the Indenture.

        "Asset Sale" means:

            (i)  the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a sale and leaseback) of the Company or any Restricted Subsidiary (which we refer to in this definition as a disposition); or

           (ii)  the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions.

        Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

            (i)  a disposition of Cash Equivalents or Investment Grade Securities or obsolete, surplus, damaged or worn-out assets in the ordinary course of business or the sale, lease or discount of inventory, goods, services or accounts receivable in the ordinary course of business;

           (ii)  the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions of the Indenture, as described in "—Certain Covenants—Merger, Consolidation or Sale of Assets" or any disposition that constitutes a Change in Control pursuant to the Indenture, as described in the definition of "Change in Control";

          (iii)  the making of any Restricted Payment that is permitted to be made, and is made, pursuant to the Indenture, as described under "—Certain Covenants—Limitation on Restricted Payments";

          (iv)  any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value of less than $10.0 million;

           (v)  any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to another Restricted Subsidiary;

          (vi)  to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, as amended, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

         (vii)  the lease, assignment or a lease or sub-lease of any real or personal property in the ordinary course of business;

        (viii)  any financing transaction with respect to property built or acquired by the Company or any Restricted Subsidiary after the Issuance Date, including, without limitation, sale-leasebacks and asset securitizations permitted by the Indenture;

          (ix)  foreclosures on assets;

           (x)  any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary (with the exception of Investments in Unrestricted Subsidiaries);

          (xi)  the cancellation or abandonment or other disposition of intellectual property that is no longer useful in any material respect in the conduct of the business of the Company and its Subsidiaries taken as a whole or the licensing or sublicensing of intellectual property or other general intangibles and license, sublicenses, leases or subleases of other property in the ordinary course of business; and

         (xii)  the sale of a Subsidiary of the Company as specified in the Indenture for not less than $20.0 million in cash consideration.

        "Asset Sale Offer" has the meaning specified in the Indenture, as described in "—Certain Covenants—Limitation on Sales of Assets."

        "Asset Sale Purchase Date" has the meaning specified in the Indenture, as described in "—Certain Covenants—Limitation on Sales of Assets—Offer to Purchase by Application of Excess Proceeds."

        "Bankruptcy Law" means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States federal or state or foreign law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

        "Board of Directors" means, with respect to any Person, either the board of directors of such Person or any duly authorized committee thereof.

        "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person or any committee thereof and to be in full force and effect on the date of such certification, and delivered to the Trustee.

        "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in The City of New York, Wilmington, Delaware, or Minneapolis, Minnesota are authorized or obligated by law or executive order to close.

  "Capital Stock" means

            (i)  in the case of a corporation, corporate stock,

           (ii)  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock,

          (iii)  in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and

          (iv)  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

  "Cash Equivalents" means

            (i)  United States dollars,

           (ii)  pounds sterling,

          (iii)  (a) euro, or any national currency of any participating member state in the European Union, or (b) in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by them from time to time in the ordinary course of business,

          (iv)  marketable securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof and supported by the full faith and credit of the U.S. Treasury, either by statute or an opinion of the Attorney General of the United States,

           (v)  certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $500.0 million,

          (vi)  repurchase obligations for underlying securities of the types described in clauses (iv) and (v) entered into with any financial institution meeting the qualifications specified in clause (v) above,

         (vii)  commercial paper rated A-1 or the equivalent thereof by Moody's or S&P and in each case maturing within one year after the date of acquisition,

        (viii)  investment funds investing 95% of their assets in securities of the types described in clauses (i)-(vii) above,

          (ix)  readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's or S&P with maturities of 24 months or less from the date of acquisition,

           (x)  Indebtedness or preferred stock issued by Persons with a rating of "A" or higher from S&P or "A2" or higher from Moody's with maturities of 12 months or less from the date of acquisition, and

          (xi)  notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those described in clauses (i) through (iii) above, provided that such amounts are converted into any currency listed in clauses (i) through (iii) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

        "Change in Control" means the occurrence of any of the following:

            (i)  any "person" or "group" (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Company or its Subsidiaries or their employee benefit plans becomes the "beneficial owner" (as that term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total outstanding voting power of all classes of the Company's Voting Stock;

           (ii)  there occurs a sale, transfer, lease, conveyance or other disposition of all or substantially all of the Company's property or assets to any "person" or "group" (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act;

          (iii)  the Company consolidates with, or merges with or into, another person or any person consolidates with, or merges with or into, the Company, unless the persons that "beneficially owned," directly or indirectly, the shares of the Company's Voting Stock immediately prior to such consolidation or merger "beneficially own," directly or indirectly, immediately after such consolidation or merger, shares of the surviving or continuing corporation's Voting Stock representing at least a majority of the total outstanding voting power of all outstanding classes of Voting Stock of the surviving or continuing corporation in substantially the same proportion as such ownership immediately prior to such consolidation or merger;

          (iv)  the Company is liquidated or dissolved or holders of the Company's capital stock approve any plan or proposal for the Company's liquidation or dissolution.

        "Change in Control Repurchase Date" has the meaning specified in the Indenture, as described in "—Redemption or Repurchase of Notes—Repurchase Upon a Change of Control."

        "Change in Control Repurchase Notice" has the meaning specified in the Indenture, as described in "—Redemption or Repurchase of Notes—Repurchase Upon a Change of Control."

        "Change in Control Repurchase Price" has the meaning specified in the Indenture, as described in "—Redemption or Repurchase of Notes—Repurchase Upon a Change of Control."

        "Change in Control Repurchase Right" has the meaning specified in the Indenture, as described in "—Redemption or Repurchase of Notes—Repurchase Upon a Change of Control."

        "Closing Sale Price" of the Common Stock means, on any given day, the Closing Sale Price reported in composite transactions for the principal U.S. national or regional securities exchange on which shares of the Common Stock are listed for trading. If shares of the Common Stock are not listed for trading on a U.S. national or regional securities exchange on the relevant date, the "Closing Sale Price" will be the last quoted bid price for shares of the Common Stock in the over the counter market on the relevant date as reported by the National Quotation Bureau or similar organization or if no Closing Sale Price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices. If shares of the Common Stock are not so quoted, the "Closing Sale Price" will be Fair Market Value of the Common Stock.

        "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of the Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

        "Common Stock" means the common stock, par value $0.01 per share.

        "Company" means Accuride Corporation, until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter "Company" shall mean such successor Person.

        "Company Request" or "Company Order" means a written request or order signed in the name of the Company (a) by its Chairman, a Vice-Chairman, its President or any Vice President and (b) by its Treasurer, an Assistant Treasurer, its Secretary or an Assistant Secretary and delivered to the Trustee; provided, however, that such written request or order may be signed by any two of the officers or directors listed in clause (a) above in lieu of being signed by one of such officers or directors listed in such clause (a) and one of the officers listed in clause (b) above.

        "Consolidated" refers to the consolidation of accounts in accordance with GAAP.

        "Consolidated Depreciation and Amortization Expense" means with respect to any Person for any period, the total amount of depreciation and amortization expense and other noncash charges, excluding any noncash item that represents an accrual, reserve or amortization of a cash expenditure for a future period, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any period, the sum, without duplication, of:

            (i)  consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount resulting from the issuance of Indebtedness at less than par, non-cash interest payments (but excluding any non-cash interest expenses attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to Financial Accounting Standards Board Statement No. 133—"Accounting for Derivative Instruments and Hedging Activities"), the interest component of Capitalized Lease Obligations, and net payments, if any, pursuant to interest rate Hedging Obligations, excluding amortization of deferred financing fees and any expensing of bridge or other financing fees, and

           (ii)  consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued less

          (iii)  interest income for such period.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that

            (i)  any net after-tax extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) shall be excluded,

           (ii)  the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period,

          (iii)  any net after-tax income from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed or discontinued operations shall be excluded,

          (iv)  any net after-tax gains attributable to asset dispositions (less all fees and expenses related thereto) other than in the ordinary course of business, as determined in good faith by the Board of Directors of the Company, shall be excluded,

           (v)  the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Company shall be increased by the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) (without duplication in the case of calculating Restricted Payments) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

          (vi)  the Net Income for such period of any Restricted Subsidiary shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived; provided that Consolidated Net Income of the Company shall be increased by the amount of dividends or other distributions or other payments paid in cash (or to the extent converted into cash) (without duplication in the case of calculating Restricted Payments) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

         (vii)  any net after-tax income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

        (viii)  any impairment charge or asset write-off pursuant to Financial Accounting Standards Board Statement No. 142 and No. 144 and the amortization of intangibles arising pursuant to No. 141 shall be excluded, and

          (ix)  any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights to officers, directors or employees shall be excluded.

        "Contingent Obligations" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness, which we refer to as primary obligations, of any other Person, which we refer to as the primary obligor, in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

            (i)  to purchase any such primary obligation or any property constituting direct or indirect security therefor,

           (ii)  to advance or supply funds for the purchase or payment of any such primary obligation or to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

          (iii)  to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

        "Conversion Agent" means any office or agency (including the Company acting as Conversion Agent) where the Notes may be presented for conversion.

        "Conversion Date" has the meaning specified in the Indenture, as described in "—Conversion—Conversion Procedures."

        "Conversion Notice" has the meaning specified in the Indenture, as described in "—Conversion—Conversion Procedures."

        "Conversion Price" has the meaning specified in the Indenture, as described in "—Conversion—Conversion Right and Dividend Participation; Conversion Rate and Conversion Price."

        "Conversion Rate" has the meaning specified in the Indenture, as described in "—Conversion—Conversion Right and Dividend Participation; Conversion Rate and Conversion Price."

        "Corporate Trust Office" means the designated corporate trust office of the Trustee, at which at any particular time its corporate trust business shall be administered, which office at the date of execution of the Indenture is located at 50 South Sixth Street, Suite 1290, Minneapolis, MN 55402, except that with respect to presentation of Notes for payment or for registration of transfer or exchange, such term shall mean any office or agency of the Trustee at which, at any particular time, its corporate agency business shall be conducted.

        "Covenant Defeasance" has the meaning specified in "—Legal Defeasance and Covenant Defeasance."

        "Covenant Suspension Event" has the meaning specified in "—Suspension of Covenants."

        "Credit Facility" means, with respect to the Company or any Guarantor, one or more debt facilities (including, without limitation, the Senior Credit Facilities) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original Senior Credit Facilities or any other credit or other agreement or Indenture).

        "Custodian" means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Definitive Notes" means a certificated New Note issued pursuant to the terms of the Indenture that is not a Global Note.

        "Depository" means The Depository Trust Company, its nominees and successors.

        "Designated Noncash Consideration" means the fair market value of noncash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers' Certificate, less the amount of cash or Cash Equivalents received in connection with a sale of such Designated Noncash Consideration.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable, other than as a result of a Change in Control or Asset Sale, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, other than as a result of a Change in Control or Asset Sale, in whole or in part, in each case prior to the date 91 days after the maturity date of the Notes; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

        "Domestic Subsidiary" means, with respect to any Person, any Restricted Subsidiary of such Person other than a Foreign Subsidiary.

        "EBITDA" means, for any period, the sum, of the amounts for such period of

            (i)  Consolidated Net Income, plus

           (ii)  to the extent included in computing Consolidated Net Income, the sum (without duplication) of

            (1)   Consolidated Interest Expense,

            (2)   taxes computed on the basis of income,

            (3)   Consolidated depreciation expense,

            (4)   Consolidated amortization expense (including amortization of deferred financing fees),

            (5)   any expenses or charges incurred in connection with any issuance of debt or equity securities (including upfront and amendment fees payable in respect of bank facilities),

            (6)   any fees and expenses related to Permitted Investments,

            (7)   losses on asset sales,

            (8)   restructuring charges or reserves for such period incurred by the Company or any Subsidiary in connection with (x) plant closures and the consolidation, relocation or elimination of operations and (y) related severance costs and other costs incurred in connection with the termination, relocation and training of employees; provided that unless otherwise agreed by the Trustee (acting on the instructions of holders of a majority in principal amount of the Notes), the maximum amount of all restructuring charges or reserves that may be included in EBITDA during the term of the Indenture shall not exceed $15,000,000 in the aggregate and $10,000,000 in any consecutive four quarter period,

            (9)   any deduction for minority interest expense,

            (10) any other non-cash charges,

            (11) any other non-recurring charges,

            (12) currency losses (except any losses on currency hedging agreements that are entered into to hedge against fluctuations in foreign currencies with respect to items included in calculating operating income),

            (13) fees or expenses incurred or paid by the Company or any of its Subsidiaries in connection with the restructuring, and

            (14) with respect to any date of determination, the most recently completed four consecutive fiscal quarters ending on or immediately prior to such date, which contains a fiscal quarter with respect to which an EBITDA Deficiency (as defined in the Credit Agreement) was cured pursuant to and in compliance with the provisions of Section 5.04(b) of the Senior Credit Facilities, an amount equal to the EBITDA Deficiency Add Back (as defined in the Credit Agreement) with respect to such fiscal quarter, minus

          (iii)  to the extent included in computing Consolidated Net Income the sum, without duplication, the amounts for such period of

            (1)   any non-recurring gains,

            (2)   all non-cash gains,

            (3)   gains on asset sales, and

            (4)   currency gains (except any gains on currency hedging agreements that are entered into to hedge against fluctuations in foreign currencies with respect to items included in calculating operating income), determined, in the case of each of the foregoing clauses (a), (b) and (c) for the Company and its Subsidiaries, in accordance with GAAP for such period; provided that for purposes of such calculation, in the case of any Restricted Subsidiary acquired by the Company or any of its Restricted Subsidiaries following the commencement of any such period, amounts attributable to such Restricted Subsidiary shall be calculated as though such Subsidiary had been acquired on the first day of such period.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Event of Default" has the meaning specified in the Indenture, as described in "Events of Default."

        "Ex-Date" means the first date on which shares of the Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question.

        "Excess Proceeds" has the meaning specified in "Certain Covenants—Limitation on Sales of Assets."

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "Excluded Contributions" means net cash proceeds or marketable securities received by the Company from contributions to its common equity capital (other than Disqualified Stock and other than from a Restricted Subsidiary) designated as Excluded Contributions pursuant to an Officers' Certificate on the date such capital contributions are made.

        "Existing Indebtedness" means Indebtedness of the Company or its Restricted Subsidiaries in existence on the Issuance Date, plus interest accruing thereon, after application of the net proceeds of the sale of the New Notes.

        "Fair Market Value" means fair market value as determined by (A) the Chief Executive Officer or Chief Financial Officer of the Company in good faith, if such fair market value is less than $5.0 million, (B) the Board of Directors in good faith, if such fair market value may exceed $5.0 million but is less than $25.0 million, or (C) in writing by an independent investment banking firm of nationally recognized standing, if such fair market value may exceed $25.0 million.

        "Fixed Charge Coverage Ratio" means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than ordinary working capital borrowings) or issues or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made, which we refer to as the Calculation Date, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of Disqualified Stock or preferred stock, as if the same had occurred at the beginning of the applicable four-quarter period.

        For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (and the reduction of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, merger, consolidation or discontinued operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or discontinued operation had occurred at the beginning of the applicable four-quarter period.

        For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

        "Fixed Charges" means, with respect to any Person for any period, the sum of

            (i)  Consolidated Interest Expense of such Person for such period,

           (ii)  all cash dividend payments (excluding items eliminated in consolidation) on any series of preferred stock of such Person made during such period, and

          (iii)  all cash dividend payments (excluding items eliminated in consolidation) on any series of Disqualified Stock made during such period.

        "Foreign Subsidiary" means a Restricted Subsidiary not organized or existing under the laws of the United States, any State thereof, the District of Columbia, or any territory thereof.

        "GAAP" means generally accepted accounting principles in the United States.

        "Global Notes" means (i) the Initial Notes issued in the form of one or more permanent global Notes in definitive, fully registered form by the Company to certain holders of its then outstanding 8.5% senior subordinated notes due 2015 (or their assignees) who were "accredited investors," as defined in Rule 501(a)(4), (5), and (6) of Regulation D under the Securities Act or institutional "accredited investors," as defined in Rule 501(a)(1), (2), (3), (7) and (8) of Regulation D under the Securities Act, pursuant to the Company's Plan of Reorganization; (ii) the New Notes resold to a "qualified institutional buyer," as defined in Rule 144A of the Securities Act, issued in reliance on Rule 144A of the Securities Act in the form of one or more permanent global Notes in definitive, fully registered form; (iii) the New Notes resold to non-U.S. Persons in reliance on Regulation S under the Securities Act issued in the form of one or more permanent global Notes in definitive, fully registered form; (iv) the New Notes resold to institutional "accredited investors," as defined in Rule 501(a)(1), (2), (3), (7) and (8) of Regulation D under the Securities Act, other than in reliance on Rule 144A of the Securities Act or Regulation S under the Securities Act issued in the form of one or more permanent global Notes in definitive, fully registered form; and (v) after a transfer pursuant an effective registration statement, the one or more permanent global Notes in definitive, fully registered form without restrictive transfer legends.

        "Government Securities" means securities that are

            (i)  direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

           (ii)  obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

        "guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

        "Guarantee" means any guarantee of the obligations of the Company under the Indenture and the Notes by any Person in accordance with the provisions of the Indenture. When used as a verb, "Guarantee" shall have a corresponding meaning.

        "Guarantor" means all Restricted Subsidiaries that are Domestic Subsidiaries and guarantee the Senior Credit Facilities as of the Issuance Date and any other Subsidiary of the Company that executes a supplemental Indenture to the Indenture providing for a guarantee of payment of the Notes.

        "Hedging Obligations" means, with respect to any Person, the obligations of such Person under

            (i)  currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements and

           (ii)  other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

        "Holder" means a holder of the New Notes.

        "incur" has the meaning specified in "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock."

        "incurrence" has the meaning specified in "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock."

        "Indebtedness" means, with respect to any Person,

          (a)   any indebtedness of such Person, whether or not contingent

              (i)  in respect of borrowed money,

             (ii)  evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without double counting, reimbursement agreements in respect thereof),

            (iii)  representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business or

            (iv)  representing any Hedging Obligations, if and to the extent of any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) that would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP,

          (b)   to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person, other than by endorsement of negotiable instruments for collection in the ordinary course of business, and

          (c)   to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that Contingent Obligations incurred in the ordinary course of business shall be deemed not to constitute Indebtedness.

        In addition, "Indebtedness" of any Person shall include Indebtedness described in the foregoing paragraph that would not appear as a liability on the balance sheet of such Person if (1) such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary, which we refer to as a Joint Venture, (2) such Person or a Restricted Subsidiary is a general partner of the Joint Venture, which we refer to as a General Partner, and (3) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary; and such Indebtedness shall be included in an amount not to exceed (x) the greater of (A) the net assets of the General Partner and (B) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary (other than the General Partner) or (y) if less than the amount determined pursuant to clause (x) immediately above, the actual amount of such Indebtedness that is recourse to such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount and the related interest expense shall be included in Consolidated Interest Expense to the extent paid by the Company or its Restricted Subsidiaries.

        In addition, "Indebtedness" of any Person shall not include (1) any liability for federal, state, local or other taxes, (2) performance, surety or appeal bonds provided in the ordinary course of business, (3) agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount does not exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition.

        "Indenture" means the Indenture between the Company, the Guarantors, and the Trustee dated as of February 26, 2010, as originally executed and as it may from time to time be supplemented or amended by one or more Indentures supplemental thereto entered into pursuant to the applicable provisions of the Indenture.

        "Independent Financial Advisor" means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the judgment of the Company's Board of Directors, qualified to perform the task for which it has been engaged.

        "Initial Notes" means the $140.0 million aggregate principal amount of the Company's 7.5% senior convertible notes due 2020 issued on February 26, 2010.

        "Interest Payment Date" means the Stated Maturity of an installment of interest on the Notes.

  "Investment Grade Securities" means

            (i)  securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents),

           (ii)  debt securities or debt instruments with a rating of BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such rating by such rating organization, or, if no rating of S&P or Moody's then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries,

          (iii)  investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

          (iv)  corresponding instruments in countries other than the United States customarily utilized for high quality investments.

        "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of "Unrestricted Subsidiary" and "Limitation of Restricted Payments,"

            (i)  "Investments" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to

           (x)  the Company's "Investment" in such Subsidiary at the time of such redesignation less

           (y)  the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

           (ii)  any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

        "Issuance Date" means the closing date for the sale and original issuance of the Initial Notes.

        "Legal Defeasance" has the meaning specified in the Indenture, as described in "—Legal Defeasance and Covenant Defeasance—Legal Defeasance and Discharge."

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

        "Listed Stock Business Combination" means a consolidation or merger that satisfies the following conditions: (x) at least 90% of the consideration (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in such consolidation or merger consists of common stock, American depositary shares or receipts and any associated rights listed and traded on a National Securities Exchange (or which will be so listed and traded when issued or exchanged in connection with such consolidation or merger); and (y) as a result of such consolidation or merger, the New Notes become convertible into solely such consideration.

        "Make-Whole Conversion Period" has the meaning specified in the Indenture, as described in "—Conversion—Increase of Conversion Rate Upon Occurrence of a Make-Whole Fundamental Change."

        "Make-Whole Fundamental Change" has the meaning specified in "—Conversion—Increase of Conversion Rate Upon Occurrence of a Make-Whole Fundamental Change."

        "Make-Whole Fundamental Change Effective Date" has the meaning specified in the Indenture, as described under "—Conversion—Increase of Conversion Rate Upon Occurrence of a Make-Whole Fundamental Change."

        "Market Disruption Event" means (A) a failure by the primary United States national or regional securities exchange or market on which shares of the Common Stock are listed or admitted to trading to open for trading during its regular trading session or (B) the occurrence or existence prior to 1:00 p.m., New York City time on any scheduled Trading Day for shares of the Common Stock for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in shares of the Common Stock or in any options, contracts or future contracts relating to the Common Stock.

        "Maturity" means, with respect to any Note, the date on which any principal of such Note becomes due and payable as therein or herein provided, whether at the Stated Maturity by declaration of acceleration, call for redemption or purchase or otherwise.

        "Moody's" means Moody's Investors Service, Inc. and any successor to its rating agency business.

        "National Securities Exchange" means The New York Stock Exchange, the American Stock Exchange or the NASDAQ Market (or any of their respective successors).

        "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

        "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale, net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Indebtedness required (other than required by clause (i) of the second paragraph of "Certain Covenants—Limitation on Sales of Assets") to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

        "New Notes" means the Initial Notes, as the principal amount thereof may be adjusted from time to time in accordance with the terms of the Indenture, including, but not limited to, being increased in connection with payment of PIK interest thereon in accordance with the terms of the Indenture, together with the PIK Notes.

        "Note Register" and "Note Registrar" have the respective meanings specified in the Indenture, as described in "Registration, Registration of Transfer and Exchange."

        "Notes" means any Notes authenticated and delivered under the Indenture. The Initial Notes, the PIK Notes, and the Additional Notes shall be treated as a single class for all purposes under the Indenture, and unless the context otherwise requires, all references to the Notes shall include the Initial Notes, the PIK Notes, and any Additional Notes. For purposes of the Indenture, all references to "principal amount" of the Notes shall include any increase in the principal amount thereof in respect of PIK interest paid in accordance with the terms of the Indenture.

        "Notes Custodian" means the custodian with respect to a Global Note, or any successor Person thereto and shall initially be the Trustee.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

        "Offered Price" has the meaning specified in the Indenture, as described under "—Certain Covenants—Limitation on Sales of Assets."

        "Officer" means the Chairman of the Board, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company.

        "Officers' Certificate" means a certificate signed on behalf of the Company by two Officers of the Company, one of whom must be the Chief Executive Officer, the Chief Financial Officer, the Treasurer or the Chief Accounting Officer of the Company, in form and substance reasonably acceptable to the Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in the Indenture (including any covenant compliance which constitutes a condition precedent) relating to the proposed action have been complied with, and shall include: (i) a statement that each individual signing such certificate has read such covenant or condition; (ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate are based; (iii) a statement that, in the opinion of each such individual he or it has made such examination or investigation as is necessary to enable him or it to express an informed opinion as to whether or not such covenant or condition has been complied with; and (iv) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

        "Old Equity Warrants" means the warrants issued in exchange for the Company's prepetition common stock existing prior to the reorganization of the Company under chapter 11 of the United States Bankruptcy Code.

        "Opinion of Counsel" means a written opinion of legal counsel, which and who are reasonably acceptable to, and addressed to the Trustee stating that in the opinion of such counsel all conditions precedent, if any, provided for in the Indenture relating to any proposed action have been complied with, and shall include: (i) a statement that each individual signing such opinion has read such covenant or condition; (ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such opinion are based; (iii) a statement that, in the opinion of each such individual or such firm, he or it has made such examination or investigation as is necessary to enable him or it to express an informed opinion as to whether or not such covenant or condition has been complied with; and (iv) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with. Unless otherwise required by the TIA, such legal counsel may be an employee of or counsel to the Company or a Guarantor.

        "Outstanding," when used with respect to Notes, means, as of the date of determination, all Notes theretofore authenticated and delivered under the Indenture, except:

            (i)  Notes theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

           (ii)  Notes, or portions thereof, for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Notes; provided that, if such Notes are to be redeemed, notice of such redemption has been duly given pursuant to the Indenture or provision therefor satisfactory to the Trustee has been made;

          (iii)  Notes, except to the extent provided in the Indenture, as described in "—Legal Defeasance and Covenant Defeasance—Legal Defeasance and Discharge or "Covenant Defeasance," with respect to which the Company has effected defeasance and/or covenant defeasance; and

          (iv)  Notes paid pursuant to the provision related to mutilated, destroyed, lost or stolen Notes of the Indenture and Notes in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to the Indenture, other than any such Notes in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Notes are held by a bona fide purchaser in whose hands the Notes are valid obligations of the Company;

provided, however, that in determining whether the Holders of the requisite principal amount of Outstanding Notes have given any request, demand, authorization, direction, consent, notice or waiver, and for the purpose of making the calculations required by TIA Section 313, Notes owned by the Company or any other obligor upon the Notes or any Affiliate of the Company or such other obligor shall be disregarded and deemed not to be Outstanding (provided, that in connection with any offer by the Company or any obligor to purchase the Notes, Notes tendered for purchase will be deemed to be Outstanding and held by the tendering Holder until the date of purchase), except that, in determining whether the Trustee shall be protected in making such calculation or in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Notes which a Responsible Officer of the Trustee actually knows to be so owned shall be so disregarded. Notes so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Notes and that the pledgee is not the Company or any other obligor upon the Notes or any Affiliate of the Company or such other obligor. In the case of a dispute as to such right, any decision by the Trustee taken upon the advice of counsel shall be full protection to the Trustee. Upon request of the Trustee, the Company shall furnish to the Trustee promptly an Officers' Certificate listing and identifying all Notes, if any, known by the Company to be owned or held by or for the account of any of the above described Persons; and, subject to certain provisions of the Indenture, the Trustee, shall be entitled to accept such Officers' Certificate as conclusive evidence of the facts therein set forth and of the fact that all Notes not listed therein are outstanding for the purpose of any such determination.

        "Pari Passu Indebtedness" means

            (i)  with respect to the Notes, Indebtedness which ranks pari passu in right of payment to the Notes, and

           (ii)  with respect to any Guarantor, Indebtedness that ranks pari passu in right of payment to such Guarantee of such Guarantor.

        "Paying Agent" means any Person (including the Company acting as Paying Agent) authorized by the Company to pay the principal of (and premium, if any) or interest on any Notes on behalf of the Company.

        "Permitted Asset Swap" means the concurrent purchase and sale or exchange of Related Business Assets or a combination or Related Business Assets and cash or Cash Equivalents between the Company or any of its Restricted Subsidiaries and another Person.

        "Permitted Investments" means:

            (i)  any Investment in the Company or any Restricted Subsidiary;

           (ii)  any Investment in cash and Cash Equivalents;

          (iii)  any Investment by the Company or any Restricted Subsidiary of the Company in a Person that is engaged in a Similar Business if as a result of such Investment

            (1)   such Person becomes a Restricted Subsidiary or

            (2)   such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys a division, a line of business or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary;

          (iv)  any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the Indenture, as described in "—Certain Covenants—Limitation on Sales of Assets" or any other disposition of assets not constituting an Asset Sale;

           (v)  any Investment existing on the Issuance Date;

          (vi)  advances to employees not in excess of $1.0 million outstanding at any one time, in the aggregate and advances to employees solely for the purchase of Capital Stock of the Company not to exceed $2.5 million outstanding at any one time;

         (vii)  any Investment acquired by the Company or any of its Restricted Subsidiaries

            (1)   in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or

            (2)   as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

        (viii)  Hedging Obligations permitted under the Indenture, as described in clause (i) of paragraph (b) of "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock";

          (ix)  loans and advances to officers, directors and employees for business—related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business;

           (x)  guarantees (including Guarantees) of Indebtedness permitted under the Indenture, as described in "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock";

          (xi)  Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment or the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

         (xii)  Investments, the payment of which consist of Equity Interests of the Company; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments; and

        (xiii)  additional Investments having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (m) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary) not to exceed $10.0 million prior to the last date on which interest on the New Notes is payable in PIK and $20.0 million if made thereafter (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

        "Permitted Liens" means, with respect to any Person:

            (i)  pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

           (ii)  Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

          (iii)  Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

          (iv)  Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

           (v)  minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

          (vi)  Liens existing on the Issuance Date, excluding, pursuant to the Senior Credit Facilities and their related documentation;

         (vii)  Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

        (viii)  Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

          (ix)  Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock";

           (x)  Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

          (xi)  Liens on specific items of inventory of other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

         (xii)  ground leases in respect of real property on which facilities leased or owned by the Company or any of its Subsidiaries;

        (xiii)  leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of the Restricted Subsidiaries taken as a whole;

        (xiv)  Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

         (xv)  Liens securing obligations permitted to be incurred under the Indenture, as described in clause (v) of paragraph (b) of "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock";

        (xvi)  Liens in favor of the Company or any Restricted Subsidiary;

       (xvii)  Liens on equipment of the Company or any Restricted Subsidiary granted in the ordinary course of business to the Company's client at which such equipment is located;

      (xviii)  Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (vi), (vii), (viii), (ix), (x) and (xiv); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (vi), (vii), (viii), (ix), (x) and (xiv) at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

        (xix)  deposits made in the ordinary course of business to secure liability to insurance carriers;

          (xx)  Liens securing Indebtedness permitted to be incurred under the Indenture, as described in clauses (i), (ii) and (iv) of paragraph (b) of "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" of the Indenture and any Refinancing Indebtedness of Indebtedness permitted under clause (i) of paragraph (b) of "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" that is incurred pursuant to clause (b)(xvi) thereof;

        (xxi)  Liens contained in purchase and sale agreements limiting the transfer of assets pending the closing of the transactions contemplated thereby;

       (xxii)  to the extent not otherwise resulting in an Event of Default, Liens arising by reason of a judgment, decree or order and any Liens that are required to protect or enforce any rights in any administrative, arbitration or other court proceedings;

      (xxiii)  Liens that may be deemed to exist by virtue of contractual provisions that restrict the ability of the Company or any of its Subsidiaries from granting or permitting to exist Liens on their respective assets;

       (xxiv)  the licensing or sublicensing of intellectual property or other general intangibles in the ordinary course of business;

        (xxv)  Liens arising out of conditional sale, title retention, consignment or similar arrangement for the sale of goods in the ordinary course of business; and

       (xxvi)  other Liens securing obligations incurred in the ordinary course of business which obligations do to exceed $10.0 million at any one time outstanding.

        For purposes of this definition, the term "Indebtedness" shall be deemed to include interest on such Indebtedness.

        "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "PIK" means paid-in-kind.

        "PIK Notes" means the additional Definitive Notes issued as payment of PIK interest with the same terms and conditions as the Initial Notes.

        "Predecessor Note" of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered in exchange for a mutilated security or in lieu of a lost, destroyed or stolen Note shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Note.

        "Preferred stock" means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

        "Qualified Rating "means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by S&P.

        "Rating Agencies" means Moody's and S&P or if Moody's or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a Board Resolution) which shall be substituted for Moody's or S&P or both, as the case may be.

        "Redemption Date," when used with respect to any Note to be redeemed, in whole or in part, means the date fixed for such redemption by or pursuant to the Indenture.

        "Redemption Price," when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to the Indenture.

        "Refinancing Indebtedness" means Indebtedness of the Company or any Restricted Subsidiary issued to Refinance any other Indebtedness of the Company or a Restricted Subsidiary so long as: (1) the aggregate principal amount (or initial accreted value, if applicable) of such new Indebtedness as of the date of such proposed Refinancing does not exceed the aggregate principal amount (or initial accreted value, if applicable) of the Indebtedness being Refinanced (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and the amount of reasonable expenses incurred by the Company in connection with such Refinancing); (2) such new Indebtedness has: a Weighted Average Life to Maturity that is equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or more than 60 days after the final maturity date of the New Notes; and (3) if the Indebtedness being Refinanced is Subordinated Indebtedness, then such Refinancing Indebtedness will be subordinate to the Notes or any relevant Subsidiary Guarantee, if applicable, at least to the same extent and in the same manner as the Indebtedness being Refinanced.

        "Registration Rights Agreement" means the Registration Rights Agreement dated as of the Issuance Date, among the Company, and the Holders named therein.

        "Regular Record Date" for the interest payable on any Interest Payment Date means the February 11 or August 11 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.

        "Related Business Assets" means assets (other than cash or Cash Equivalents) used or useful in a Similar Business, provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

        "Resale Shelf Registration Statement" means the Resale Shelf Registration Statement as defined in the Registration Rights Agreement.

        "Responsible Officer," when used with respect to the Trustee, means any vice president, any assistant secretary, any assistant treasurer, any trust officer or assistant trust officer or any other officer of the Trustee customarily performing functions similar to those performed by any of the above-designated officers, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject, and who shall in each case have direct responsibility for the administration of the Indenture.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Payment" has the meaning specified in the Indenture, as described in "—Certain Covenants—Limitation on Restricted Payments."

        "Restricted Subsidiary" means, at any time, any direct or indirect Subsidiary of the Company that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of "Restricted Subsidiary."

        "Retired Capital Stock" has the meaning specified in the Indenture, as described in "—Certain Covenants—Limitation on Restricted Payments."

        "Reversion Date" has the meaning specified in the Indenture, as described in "—Certain Covenants—Suspension of Covenants."

        "S&P" means Standard and Poor's Ratings Services, a Standard & Poor's Financial Services LLC business and any successor to its rating agency business.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "Senior Credit Facilities" means the Fifth Amended and Restated Credit Agreement to be effective as set forth therein, as may be amended from time to time, among the Company, certain Subsidiaries of the Company, the financial institutions named therein, and Deutsche Bank Trust Company Americas, as Administrative Agent (the "Credit Agreement"), including any collateral documents, guarantees, instruments and agreements executed in connection therewith, in each case as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or Indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or Indenture or Indentures or any successor or replacement agreement or agreements or Indenture or Indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof.

        "Senior Indebtedness" means (i) the Obligations under the Senior Credit Facilities and (ii) any Indebtedness permitted to be incurred by the Company or any Guarantor under the terms of the Indenture that is on a parity with the Notes.

        "Settlement" has the meaning specified in the Indenture, as described in "—Conversion—Conversion Procedures."

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

        "Similar Business" means the business and any services, activities or businesses incidental or directly related or similar to, any line of business engaged in by the Company and its Subsidiaries as of the date of the Indenture or any business activity that is a reasonable extension, development or expansion thereof or ancillary thereto.

        "Special Interest" means all liquidated damages then owing pursuant to the Registration Rights Agreement, including, but not limited to, any Additional Interest.

        "Stated Maturity" when used with respect to any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable, and, when used with respect to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or any installment of interest thereon, is due and payable.

        "Subordinated Indebtedness" means (a) with respect to the New Notes, any Indebtedness of the Company which is by its terms subordinated in right of payment to the New Notes and (b) with respect to any Guarantee, any Indebtedness of the applicable Guarantor which is by its terms subordinated in right of payment to such Guarantee.

        "Subsidiary" means, with respect to any Person, (i) any corporation, association, or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (ii) any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership interests or otherwise and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

        "Successor Company" has the meaning specified in the Indenture, as described in "—Certain Covenants—Merger, Consolidation or Sale of Assets."

        "Successor Guarantor" has the meaning specified in the Indenture, as described in "—Certain Covenants—Merger, Consolidation or Sale of Assets."

        "Suspended Covenants" has the meaning specified in the Indenture, as described in "—Certain Covenants—Suspension of Covenants."

        "Suspension Date" has the meaning specified in the Indenture, as described in "—Certain Covenants—Suspension of Covenants."

        "Suspension Period" has the meaning specified in the Indenture, as described in "—Certain Covenants—Suspension of Covenants."

        "Total Assets" means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company.

        "Trading Day" means a day during which (A) trading in shares of the Common Stock generally occurs, and (B) a Market Disruption Event has not occurred; provided that if shares of the Common Stock are not listed for trading or quotation on or by any exchange, bureau or other organization, "Trading Day" will mean any Business Day.

        "Trust Indenture Act" or "TIA" means the Trust Indenture Act of 1939 as in force on the date as of which the Indenture was executed, except as provided in Section 905 of the Indenture.

        "Trustee" means the Person named as the "Trustee" in "Trustee, Paying Agent and Registrar" until a successor Trustee shall have become such pursuant to the applicable provisions of the Indenture, and thereafter "Trustee" shall mean such successor Trustee.

        "Unrestricted Subsidiary" means any Subsidiary of the Company which at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below). The Board of Directors of the Company may designate any Subsidiary of the Company (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary but only to the extent (A) the Company would be permitted to make an Investment at the time of designation (assuming the effectiveness of such designation and treating such designation as an Investment at the time of designation) as a Restricted Payment pursuant to the Indenture, as described under paragraph (a) of "—Certain Covenants—Limitations on Restricted Payments" in an amount equal to the amount of the Company's Investment in such Subsidiary on such date and (B) such Subsidiary (1) has no Indebtedness other than non-recourse debt, (2) except as permitted by "—Certain Covenants—Limitations on Transactions with Affiliates," is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company, (3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results, and (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries. Any such designation by the Board of Directors shall be notified by the

Company to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "Vice President," when used with respect to the Company or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title "vice president."

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (ii) the sum of all such payments.

        "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 800,000,000 shares of pre-reverse split common stock, $0.01 par value per share, and 100,000,000 shares of pre-reverse split preferred stock. After giving effect to the reverse stock split, our authorized capital stock would consist of 80,000,000 shares of post-reverse split common stock, $0.01 par value per share, and 10,000,000 shares of post-reverse split preferred stock. Our common stock is quoted on the OTCBB under the symbol "ACUZ." The following summary of our common stock and preferred stock is not complete and may not contain all the information you should consider before deciding whether to surrender convertible notes for conversion in the conversion offer. This description is subject to and qualified in its entirety by provisions of our certificate of incorporation, as amended, and our amended and restated bylaws, and by provisions of applicable Delaware law.

Common Stock

        As of November 8, 2010 there were 12,629,502 shares of common stock outstanding, after giving effect to the reverse stock split, and held of record by approximately 44 stockholders. All of our outstanding shares of common stock have been validly issued and fully paid and are nonassessable. The rights of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of preferred stock, if any.

        Voting.    Holders of common stock are entitled at any annual or special meeting of stockholders to one vote for each outstanding share of common stock held as of the applicable record date by the stockholder on matters submitted for the vote of our stockholders. Pursuant to our certificate of incorporation, noteholders are entitled to vote, together with the common stock, upon all matters upon which holders of common stock have the right to vote. The number of votes represented by each convertible note will be equal to the largest whole number of shares (rounded down to the nearest whole share) into which such convertible note may then be converted. Each director will be elected by the vote of a plurality of the voting power of the shares of common stock, any other class or series of our capital stock entitled to vote with respect to the election of directors and the convertible notes, voting together as a single class, present in person or represented by proxy at the meeting and entitled to vote. Except as provided by our certificate of incorporation, our bylaws or applicable law, all other matters presented to the stockholders shall be decided by the affirmative vote of the holders of a majority in voting power of the shares of common stock, any other class or series of our capital stock entitled to vote on such matters and the convertible notes, voting together as a single class, present in person or by proxy and entitled to vote thereon. Holders of common stock are not entitled to cumulative voting rights.

        Dividend Rights.    Subject to applicable law, any contractual restrictions, and the rights of the holders of any outstanding series of preferred stock, if any, holders of common stock are entitled to receive such dividends and other distributions that the board of directors may declare from time to time.

        Liquidation Rights.    Upon the dissolution, liquidation or winding up of the affairs of the Company, subject to the rights of the holders of any outstanding series of preferred stock, if any, and after payment or provision for payment and funds of the debts and other liabilities of the Company, holders of common stock are entitled to receive the remaining assets of the Company, if any, available for distribution to its stockholders ratably in proportion to the number of shares held by each stockholder. Noteholders are entitled to participate in any cash dividends declared by the board of directors on an as-converted basis.

        Conversion, Redemption and Preemptive Rights.    Holders of common stock have no conversion, redemption, sinking fund, preemptive, subscription or similar rights.

        Transfer Agent and Registrar.    The transfer agent and registrar for our common stock is AST.

Preferred Stock

        As of November 8, 2010, there were no shares of preferred stock outstanding. Our certificate of incorporation as amended authorizes the issuance of up to 100,000,000 shares of preferred stock, in one or more series and with such rights, preferences, privileges and restrictions, including voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation rates, liquidation preferences and conversion rights, as our board of directors may determine without further action by the holders of common stock. If the reverse stock split is completed, our certificate of incorporation will be amended to authorize the issuance of up to 10,000,000 shares of preferred stock.

Delaware Anti-Takeover Law

Delaware Anti-Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law, which we refer to as the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a merger or other business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to certain exclusions; or

  •
  on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        In general, Section 203 of the DGCL defines an "interested stockholder" as:

  •
  any entity or person (other than the corporation and any direct or indirect majority-owned subsidiary of the Corporation) beneficially owning 15% or more of the outstanding voting stock of the corporation;

  •
  any entity or person (other than the corporation and any direct or indirect majority-owned subsidiary of the Corporation) that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

  •
  the affiliates or associates of any such entities or persons.

        The provisions of Section 203 of the DGCL described above could have the following effects on the Company, among others:

  •
  delaying, deferring or preventing a change in control;

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  delaying, deferring or preventing the removal of existing management;

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  deterring potential acquirers from making an offer to the stockholders of the Company; and

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  limiting any opportunity of stockholders of the Company to realize premiums over prevailing trading prices of the common stock in connection with offers by potential acquirers.

        This could be the case even if a majority of our stockholders might benefit from a change of control or offer.

Blank Check Preferred

        The Board of Directors is authorized, subject to certain limitations prescribed by law, to create and issue from time to time, without stockholder approval, up to an aggregate of 10,000,000 shares of preferred stock, after giving effect to the reverse stock split, in one or more series and to establish from time to time the number of shares of any series of preferred stock and to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions of the shares of each series, including, without limitation, the following:

  •
  dividend rights and dividend rates;

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  voting rights;

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  conversion rights;

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  liquidation preferences;

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  redemption rights and redemption terms and conditions; and

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  any sinking fund for the redemption or purchase of the shares.

        The authority to designate preferred stock may be used to issue series of preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of the common stock or could also be used as a method of discouraging, delaying or preventing a change of control.

Special Meetings of Stockholders

        The board of directors may call a special meeting of stockholders at any time and for any purpose, but no stockholder or other person may call a special meeting.

No Action by Written Consent

        Except as otherwise provided by resolutions, if any, of the board of directors fixing the designations, powers, preferences and rights and the qualifications, limitations or restrictions of any series of preferred stock, any action taken by stockholders must be effected at a duly called annual or special meeting of stockholders, and stockholder action by written consent is prohibited.

Advance Notice Bylaws.

        Our bylaws contain an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given the Company's corporate secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the annual meeting. Although the bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Registration Rights Agreement

        On the Effective Date, we entered into the registration rights agreement with, among others, parties that backstopped the offering of the convertible notes, pursuant to which we agreed to register the convertible notes and the common stock into which the convertible notes are convertible. Under the terms of the registration rights agreement, we were required to file a registration statement providing for sales of the convertible notes and the underlying common stock and other shares of common stock on a continued or delayed basis within 90 days after the effective date of the Plan of Reorganization and to use commercially reasonable efforts to cause such registration statement to become effective within 180 days after the effective date of the Plan of Reorganization. We filed the registration statement on Form S-1 with the SEC on August 10, 2010 and it became effective on August 13, 2010. No other shares of our common stock are subject to any registration rights.

 DESCRIPTION OF OTHER INDEBTEDNESS

Senior Credit Facility

        On July 29, 2010, we entered into our senior credit facility. The senior credit facility is a senior secured asset based revolving credit facility in an aggregate principal amount of up to $75.0 million, with the right, subject to certain conditions, to increase the availability under the facility by up to $25.0 million in the aggregate (for total aggregate availability of $100.0 million). The senior credit facility provides for loans and letters of credit in an amount up to the aggregate availability under the facility, subject to meeting certain borrowing base conditions, with sub-limits of up to $10.0 million for swingline loans and $25.0 million for letters of credit. As of November 8, 2010, we had no amounts drawn under our senior credit facility.

        Interest.    At our option, loans under the senior credit facility bear interest at an annual rate equal to (i) LIBOR plus 3.50% or (ii) Base Rate plus 2.50%, subject to stepdowns based on our leverage ratio. We must also pay a commitment fee equal to 0.50% per annum to the lenders under the senior credit facility if utilization under the facility exceeds 50.0% of the total commitments under the facility and a commitment fee equal to 0.75% per annum if utilization under the facility is less than or equal to 50.0% of the total commitments under the facility. Customary letter of credit fees are also payable, as necessary.

        Maturity.    The senior credit facility matures on July 29, 2014.

        Security.    The obligations under the senior credit facility are secured by (i) first-priority liens on substantially all of our accounts receivable and inventories, subject to certain exceptions and permitted liens, which we refer to as the "ABL Priority Collateral" and (ii) second-priority liens on substantially all of our owned real property and tangible and intangible assets other than the ABL Priority Collateral, including all of the outstanding capital stock of the our subsidiaries that are co-borrowers under the senior credit facility, subject to certain exceptions and permitted liens, which we refer to as the "Notes Priority Collateral."

        Covenants.    The senior credit facility contains covenants that, among other things, restrict our ability to:

  •
  modify and/or incur additional debt, pay dividends and make distributions;

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  make certain investments and acquisitions, repurchase equity interests and prepay certain indebtedness;

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  create liens;

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  enter into agreements with affiliates;

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  modify the nature of their business;

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  transfer and sell material assets and merge or consolidate; and

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  require monthly (or under certain circumstances, weekly) delivery of borrowing base certificates.

        The senior credit facility also contains a financial covenant which requires us to maintain a fixed charge coverage ratio during any compliance period, which is anytime when the excess availability is less than or equal to the greater of $10,000,000 or 15% of the total commitment under the senior credit facility. Due to the amount of our excess availability (as calculated under the Senior credit facility), we are not currently in a compliance period and we do not have to maintain a fixed charge coverage ratio, which is subject to change.

        Events of Default.    The senior credit facility provides for customary events of default. In the case of an event of default arising from specified events of bankruptcy or insolvency, all outstanding obligations under the senior credit facility will become due and payable immediately without further action or notice. If any other event of default under the senior credit facility occurs, the administrative agent shall, at the request of, or may, with the consent of, the lenders holding a majority of obligations outstanding under the senior credit facility, among other things, declare all outstanding amounts under the senior credit facility due and payable.

Senior Secured Notes

        On July 29, 2010, we issued $310.0 million aggregate principal amount of our senior secured notes pursuant to an indenture, dated July 29, 2010. As of November 8, 2010, $310.0 million aggregate principal amount of senior secured notes were outstanding.

        Interest.    The senior secured notes bear interest at a rate of 9.5% per year.

        Maturity.    The senior secured notes mature on August 1, 2018.

        Security and Guarantees.    The senior secured notes are guaranteed by our domestic subsidiaries and the senior secured notes and the related guarantees are secured by first priority liens on the Notes Priority Collateral and second priority liens on the ABL Priority Collateral.

        Covenants.    The indenture that governs the senior secured notes contains covenants that restrict our ability to, among other things:

  •
  incur or guarantee additional indebtedness;

  •
  pay dividends, make certain investments or other restricted payments;

  •
  create liens;

  •
  enter into affiliate transactions;

  •
  merge or consolidate, or otherwise dispose of all or substantially all of our assets; and

  •
  transfer or sell assets.

        Events of Default.    The indenture that governs the senior secured notes provides for customary events of default. In the case of an event of default arising from specified events of bankruptcy or insolvency, all outstanding senior secured notes will become due and payable immediately without further action or notice. If any other event of default under the indenture occurs or is continuing, the trustee or noteholders of at least 25% in aggregate principal amount of the then outstanding senior secured notes may declare all the senior secured notes to be due and payable immediately.

 INTERESTS OF DIRECTORS AND OFFICERS

        To our knowledge after reasonable inquiry, none of our directors, executive officers or controlling persons, or any of their affiliates, except as set forth below, or associates, own convertible notes or will be surrendering convertible notes for conversion in the conversion offer. Neither we, nor any of our subsidiaries or associates nor, to our knowledge after reasonable inquiry, any of our directors, executive officers, or controlling persons (or any of their affiliates), nor any executive officer or director of any of our subsidiaries, has engaged in any transactions in the convertible notes during the 60 days prior to the date hereof.

        Robert J. Kelly, a director of Accuride, is employed by Tinicum. As of October 6, 2010, funds advised by Tinicum owned approximately (a) 8.1 million shares of pre-reverse split common stock, (b) $7.5 million aggregate principal amount of convertible notes, and (c) warrants exercisable for 1.7 million shares of pre-reverse split common stock. Michael J. Bevacqua, a director of Accuride, is a Managing Director of Sankaty Advisors, LLC. As of October 6, 2010, the Sankaty Funds owned approximately (a) 13.7 million shares of pre-reverse split common stock, (b) $11.1 million aggregate principal amount of convertible notes, and (c) warrants exercisable for 270,697 shares of pre-reverse split common stock. Tinicum and the Sankaty Funds have advised the board of directors that they intend to surrender all of their respective convertible notes for conversion in the conversion offer and deliver consents to the proposed amendments in the consent solicitation.

        There is no present or proposed material agreement, arrangement, understanding or relationship between us and any of our executive officers, directors, controlling persons or subsidiaries.

 SELECTED FINANCIAL INFORMATION AND OTHER DATA

        The following table sets forth our selected historical consolidated financial information for each of the periods or as of the date indicated. The selected historical consolidated statement of operations data for each of the fiscal years ended December 31, 2007, 2008 and 2009 and the balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements. The selected statement of operations data for the fiscal years ended December 31, 2005 and 2006 and the balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements not included herein. The selected financial information for each of the nine-month periods ended September 30, 2009 and September 30, 2010 has been derived from our unaudited condensed consolidated financial statements and reflects all adjustments that, in the opinion of our management, are necessary for a fair presentation of such information. In the opinion of our management, all adjustments consisting of normal recurring accruals considered necessary for a fair presentation have been included. The results of operations for interim periods are not necessarily indicative of the operating results that may be expected for the entire year or any future period.

        In connection with our emergence from Chapter 11 bankruptcy proceedings and the implementation of the Plan of Reorganization, we implemented Fresh Start Accounting in accordance with ASC 852. We elected to adopt February 26, 2010 as the month end for our financial reporting purposes for application of Fresh Start Accounting. In accordance with the ASC 852 rules governing reorganizations, the midpoint of the range of our reorganization value was allocated to our assets and liabilities in conformity with the procedures specified by ASC 805, "Business Combinations." As a result of the application of Fresh Start Accounting, our financial statements prior to and including February 26, 2010 represent the operations of the Predecessor Company and are presented separately from the financial statements of the Successor Company. As a result of the application of Fresh Start Accounting, the financial statements prior to and including February 26, 2010 are not fully comparable with the financial statements for periods after February 26, 2010.

        All information included in the following tables should be read in conjunction with the sections titled "Use of Proceeds," "Capitalization," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and with our audited and unaudited consolidated financial statements and related convertible notes and other financial information, included elsewhere in this offer to convert and consent solicitation/prospectus.

							Predecessor Period from January 1 through February 26, 2010	Successor Period from February 26 through September 30, 2010
	Predecessor Year Ended December 31,					Predecessor Nine Months Ended September 30, 2009
	2005	2006	2007	2008	2009
(in thousands, except for ratios)
Statement of Operations Data:
Net sales	$1,229,311	$1,408,155	$1,013,686	$931,409	$570,193	$423,991	$104,059	$466,243
Gross profit (loss)(a)	201,136	196,897	86,494	55,600	(2,302)	(7,107)	4,482	42,723
Operating expenses(b)	51,601	53,458	55,798	55,202	59,463	47,086	7,595	39,455
Intangible asset impairment expenses(c)	—	—	1,100	277,041	3,330
Income (loss) from operations(d)	149,535	143,439	29,596	(276,643)	(65,095)	(54,193)	(3,113)	3,268
Interest expense, net(e)	66,643	50,910	48,344	51,400	59,753	47,025	7,496	24,452
Gain (loss) on extinguishment of debt	(4,474)	—	—	—	(5,389)	(5,389)	—	—
Unrealized loss on mark to market valuation of convertible notes	—	—	—	—	—	—	—	5,623
Equity in earnings of affiliates(f)	455	621	—	—	—	—	—	—
Book Value/Share	5.96	7.69	7.78	(2.08)	(5.85)	(4.75)	1.04	0.27
Other income (expense), net(g)	465	602	6,978	(4,821)	6,888	5,585	566	4,588
Reorganization items(d)	—	—	—	—	14,379	—	(59,311)	—
Income tax (expense) benefit	(28,209)	(28,619)	3,131	4,598	(2,384)	567	1,534	(4,694)

Net income (loss)	$51,229	$65,133	$(8,639)	$(328,266)	$(140,112)	$(100,455)	$50,802	$(15,667)

Weighted average common shares outstanding—basic	29,500	34,280	35,179	35,538	39,028	36,197	47,572	126,295
Basic income (loss) per share	$1.74	$1.90	$(0.25)	$(9.24)	$(3.59)	$(2.78)	$1.07	$(0.12)
Weighted average common shares outstanding—diluted	30,075	34,668	35,179	35,538	39,028	36,197	47,572	126,295
Diluted income (loss) per share	$1.70	$1.88	$(0.25)	$(9.24)	$(3.59)	$(2.78)	$1.07	$(0.12)
Other Data:
Net cash provided by (used in):
Operating activities	$91,915	$151,013	$82,942	$(9,165)	$(39,312)	(53,527)	(20,773)	(15,725)
Investing activities	(47,606)	(40,795)	(36,366)	(35,307)	(34,873)	(12,009)	(2,012)	5,118
Financing activities	(67,737)	(48,429)	(65,845)	77,213	7,030	(33,123)	46,611	(18,376)
Adjusted EBITDA(h)	202,019	218,870	113,405	79,012	23,671	13,060	4,683	46,434
Depreciation, amortization, and impairment(i)	45,552	67,029	62,686	323,203	55,665	38,270	7,532	30,728
Capital expenditures	39,958	42,189	36,499	29,685	20,364	16,122	1,457	8,148
Balance Sheet Data (at period end):
Cash and cash equivalents	$48,415	$110,204	$90,935	$123,676	$56,521	25,017	80,347	51,364
Working capital(j)	106,256	101,137	72,476	58,465	65,803	67,545	40,160	65,537
Total assets	1,220,354	1,233,187	1,113,634	808,550	671,670	663,362	883,345	866,412
Total debt	697,725	642,725	572,725	651,169	397,472	631,693	593,751	587,037
Liabilities subject to compromise(d)	—	—	—	—	302,114	—	—	—
Stockholders' equity (deficiency)	175,743	263,582	273,800	(73,815)	(228,266)	(172,022)	49,396	34,307

(a)
Gross profit for 2005 reflects $0.7 million of pension curtailment costs associated with our facility in Rockford, Illinois. Gross profit for 2006 was impacted by a $10.4 million increase in revenue from a resolution of a commercial dispute with a customer, accelerated depreciation expense of certain light wheel assets in our London, Ontario, and Monterrey, Mexico, facilities of $16.3 million, a loss of $1.4 million from a sale of property in Columbia, Tennessee, an impairment of tooling assets in our Piedmont, Alabama, facility of $2.3 million and a non-cash pension curtailment charge of $2.5 million in our London, Ontario, facility. Gross profit for 2007 was impacted by a $10.6 million increase in revenue from a 2006 resolution of a commercial dispute with a customer, depreciation expense of certain wheel assets of $12.8 million associated the acceleration of depreciation in 2006, a non-cash post-employment benefit curtailment charge of $1.2 million and a $9.8 million reduction of our benefit obligation due to a plan amendment at our Erie, Pennsylvania facility, and a non-cash curtailment charge of $9.1 million in our London, Ontario, facility. Gross profit for 2008 was impacted by $7.7 million of costs related to a labor disruption at our Rockford, Illinois, facility, a $7.4 million charge for restructuring that was primarily severance-related, $3.1 million non-cash charge for the loss on a sale of assets at our Anniston, Alabama, facility, and $2.8 million in other severance charges unrelated to our restructuring activities. Gross profit for 2009 was impacted by non-cash pension curtailment charges of $2.2 million in our London, Ontario facility, operational restructuring related charges of $5.2 million primarily due to warehouse abandonment charges and employee severance related items, and $5.8 million in other severance charges unrelated to our restructuring activities.

(b)
Includes $0.3 million, $2.4 million and $2.7 million of stock-based compensation expense during the fiscal years ended December 31, 2009, 2008 and 2007, respectively. Operating expenses for 2009 reflect $25.9 million of charges related to our prepetition senior credit facility and Chapter 11 bankruptcy proceedings.

(c)
During 2007, an intangible asset impairment of $1.1 million was recorded related to our Gunite brand name. During 2008, a goodwill and intangible asset impairment charge of $277.0 million was recognized. In 2009, an intangible asset impairment of $3.3 million was recorded related to our components trade names. (See Note 4 to our Consolidated Financial Statements for the fiscal year ended December 31, 2009 and for the nine months ended September 30, 2010.)

(d)
As a result of the Chapter 11 bankruptcy proceedings, the payment of prepetition indebtedness is subject to compromise or other treatment under our Plan of Reorganization. In accordance with applicable accounting standards, we are required to segregate and disclose all prepetition liabilities that are subject to compromise. In addition, the standards require the recognition of certain transactions directly related to the reorganization as reorganization expense in the statement of operations. We recorded reorganization expenses of $14.4 million for 2009. We also incurred $17.0 million of prepetition professional fees during 2009 related to our Plan of Reorganization.

(e)
Includes $20.0 million of refinancing costs incurred during the fiscal year ended December 31, 2005. Includes $1.6 million for fees related to amending our prepetition senior credit facility during the fiscal year ended December 31, 2007.

(f)
Includes our income from AOT Inc., a joint venture in which we owned a 50% interest through October 31, 2006. On October 31, 2006, we acquired the remaining interest from Goodyear, making AOT Inc. our wholly-owned subsidiary.

(g)
Consists primarily of realized and unrealized gains and losses related to the changes in foreign currency exchange rates.

(h)
See footnote (d) "Summary—Summary Historical and Pro Forma Financial Information and Other Data" for information regarding Adjusted EBITDA.

(i)
During 2007 and 2006, we recorded $12.8 million and $16.3 million, respectively, of accelerated depreciation of certain wheel assets as a result of a reduction of the useful lives of the assets in 2006. During 2007, an intangible asset impairment loss of $1.1 million was recorded related to our Gunite trade name. During 2008, we recognized impairment losses of $277.0 million. (See Note 4 to our Consolidated Financial Statements for the fiscal year ended December 31, 2009 and for the nine months ended September 30, 2010.)

(j)
Working capital represents current assets less cash and current liabilities, excluding debt. For a reconciliation of working capital and a discussion as to why we use working capital, see "Management's Discussion and Analysis of Financial Condition and Results of Operation—Changes in Financial Condition."

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        We have prepared the unaudited pro forma condensed consolidated financial information of Accuride for the fiscal year ended December 31, 2009 and for the nine-month period ended, and as of, September 30, 2010 in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed consolidated statement of operations is derived from the historical consolidated financial statements of Accuride and gives pro forma effect to (a) the Plan of Reorganization and adoption of Fresh Start Accounting and (b) the conversion offer as if these events had occurred on January 1, 2009.

Basis of Presentation

        The following information should be read in conjunction with "Selected Financial Information and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors," "Capitalization" and the consolidated financial statements and related notes and other financial information, included elsewhere in the conversion offer and consent solicitation/prospectus. The unaudited pro forma condensed consolidated financial information is not necessarily indicative of operating results that would have been achieved if the transactions identified above had occurred on the dates indicated, nor does it purport to represent the results we will obtain in the future.

        Our initial Fresh Start Accounting valuations are preliminary and have been made solely for purposes of developing the unaudited pro forma condensed consolidated financial information. The allocations of fair value are based upon preliminary valuation information and other studies that have not yet been completed due to the timing of the emergence from Chapter 11 bankruptcy proceedings and the volume and complexity of the analysis required. It is anticipated that these studies will conclude during the fourth quarter of 2010. Due to the status of the allocation of our enterprise value, the revaluation of our assets and liabilities is subject to change from the presentation in the unaudited pro forma condensed consolidated financial statements below.

        Management has prepared the accompanying unaudited pro forma statement of operations for the fiscal year ended December 31, 2009 and for the nine-month period ended September 30, 2010 in accordance with Article 11 of Regulation S-X for inclusion in the conversion offer and consent solicitation/prospectus.

        The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are those disclosed in the unaudited condensed consolidated financial statements of Accuride for the fiscal year ended December 31, 2009 and for the nine-month period ended, and as of, September 30, 2010.

Chapter 11 Proceedings

        On October 8, 2009, Accuride and its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code with the bankruptcy court. On November 18, 2009, we filed our Plan of Reorganization and the related disclosure statement with the bankruptcy court. All classes of creditors entitled to vote voted to approve the Plan of Reorganization. On February 18, 2010, the bankruptcy court confirmed the Plan of Reorganization and on the Effective Date we emerged from Chapter 11 bankruptcy proceedings.

        Under the Plan of Reorganization, as of the Effective Date:

  •
  Our prepetition common stock, all other equity interests and the $275.0 million aggregate principal amount of our prepetition senior subordinated notes were cancelled.

  •
  We emerged with a new capital structure, consisting of the following:

  •
  Our postpetition senior credit facility of approximately $311.1 million (including undrawn letters of credit, which undrawn letters of credit would be converted to loans if they are drawn);

  •
  $140.0 million aggregate principal amount of convertible notes, for which the first six interest payments will be PIK interest; and

  •
  126,294,882 shares of common stock and warrants to purchase an additional 22,058,824 shares of common stock, exercisable at an exercise price of $2.10 per share through February 26, 2012, which we refer to as the "warrants."

        Our convertible notes were issued pursuant to a rights offering offered to the holders of our prepetition senior subordinated notes. The rights offering enjoyed broad participation with 99% of the $140.0 million convertible notes successfully subscribed to by participants in the rights offering. The backstop providers received the remaining unsubscribed portion.

        As a result of the implementation of the Plan of Reorganization, our overall debt was reduced from $690.5 million to $593.8 million (which includes our $140.0 million convertible notes with a market valuation of $284.8 million as of the Effective Date), or approximately 14%, and our annual cash interest payments were reduced from $41.1 million to $30.1 million, or approximately 27%.

Impact of Emergence from Chapter 11 Proceedings

        In connection with our emergence from Chapter 11 bankruptcy proceedings and the implementation of the Plan of Reorganization, we implemented Fresh Start Accounting in accordance with ASC 852. We elected to adopt February 26, 2010 as the month end for our financial reporting purposes for application of Fresh Start Accounting. In accordance with the ASC 852 rules governing reorganizations, the midpoint of the range of our reorganization value was allocated to our assets and liabilities in conformity with the procedures specified by ASC 805, "Business Combinations." As a result of the application of Fresh Start Accounting, our financial statements prior to and including February 26, 2010 represent the operations of the Predecessor Company and are presented separately from the financial statements of the Successor Company. Also as a result of the application of Fresh Start Accounting, the financial statements prior to and including February 26, 2010 are not fully comparable with the financial statements for periods after February 26, 2010.

        We have prepared the unaudited pro forma condensed consolidated financial data for the fiscal year ended December 31, 2009 and for the nine-month period ended September 30, 2010 to give pro forma effect to the Plan of Reorganization, Fresh Start Accounting and related events as if they had occurred at the beginning of the period presented with respect to consolidated statements of operations data. The summary historical unaudited pro forma condensed consolidated financial data set forth below are presented for informational purposes only, should not be considered indicative of actual results of operations that would have been achieved had the Plan of Reorganization, Fresh Start Accounting and related events been consummated on the dates indicated, and do not purport to be indicative of our results of operations for any future period.

Impact of the Conversion Offer and Refinancing

        We are offering to increase the conversion rate for holders of our convertible notes, who surrender their convertible notes for conversion into shares of our common stock in accordance with the terms of the conversion offer. As of November 8, 2010, approximately $145.3 million aggregate principal amount of convertible notes were outstanding.

        Prior to giving effect to our proposed 1-for-10 reverse stock split, and prior to the completion of the conversion offer, the convertible notes are currently convertible at a conversion rate of 1407.234 shares of pre-reverse split common stock per $1,000 principal amount of convertible notes, which is equivalent to a conversion price of approximately $0.71 per share of pre-reverse split common stock. In the conversion offer, noteholders may surrender their convertible notes for conversion at a conversion rate of 2382.119 shares of post-reverse split common stock per $1,000 principal amount of convertible notes, which is equivalent to a conversion price of approximately $0.42 per share of post-reverse split common stock, plus cash paid in lieu of fractional shares. This represents an effective increase in the conversion rate of 69% per $1,000 principal amount of convertible notes, which is equivalent to a decrease in the conversion price of approximately 41% per share.

        The convertible notes are not listed on any national securities exchange and there is no established trading market for the convertible notes. Our common stock is currently traded on the OTC Bulletin Board, which we refer to as the "OTCBB," under the symbol "ACUZ." As of November 8, 2010, 126,295,024 shares of our pre-reverse split common stock were outstanding. Assuming that 100% of the convertible notes are accepted for conversion in the conversion offer, 346,002,780 shares of pre-reverse split common stock would be issued in the conversion offer, and 472,297,804 shares of our pre-reverse split common stock would be outstanding after completion of the conversion offer.

        Using the current conversion rate of 1407.234 shares of pre-reverse split common stock per $1,000 principal amount of convertible notes and the $145.3 million aggregate principal amount of convertible notes outstanding, 204,400,739 shares of pre-reverse split common stock shares would be issued, if all outstanding convertible notes were converted. Using the conversion offer conversion rate of 2382.119 of pre-reverse split common stock per $1,000 principal amount of convertible notes and the $145.3 million aggregate principal amount of convertible notes outstanding, 346,002,780 shares of pre-reverse split common stock would be issued if all outstanding convertible notes were converted. According to ASC 470-20, Debt with Conversion and Other Options, this inducement is required to be recognized as an expense in the statement of operations.

        In connection with the conversion offer and the refinancing, we have prepared the unaudited pro forma, as adjusted, condensed consolidated financial data for the fiscal year ended December 31, 2009 and for the nine-month period ended September 30, 2010 to give pro forma effect to the conversion offer and the refinancing as if they had occurred at the beginning of the period presented with respect to consolidated statements of operations data. Excluded from the pro forma statements of operations is the inducement charge, as described above, since it is a non-recurring charge. The summary historical unaudited pro forma, as further adjusted, condensed consolidated financial data set forth below are presented for informational purposes only, should not be considered indicative of actual results of operations that would have been achieved had the conversion offer and the refinancing been consummated on the dates indicated, and do not purport to be indicative of our results of operations for any future period.

        The preliminary effects of the Conversion Offer on our unaudited condensed consolidated balance sheet as of September 30, 2010 are as follows:

(in thousands)	Successor Period as of September 30, 2010	Adjustments for Conversion Offer	Pro Forma, Period as of September 30, 2010
ASSETS
Current assets
Cash and cash equivalents(1)	51,364	(4,394)	46,970
Customer receivables, net	98,201	0	98,201
Other receivables	4,997	0	4,997
Inventories	64,693	0	64,693
Deferred income taxes	2,811	0	2,811
Income tax receivable
Prepaid expenses and other current assets	4,990	0	4,990

Total current assets	227,056	(4,394)	222,662
Property, plant and equipment, net	256,980		256,980
Goodwill	128,741	0	128,741
Other intangible assets, net	234,518	0	234,518
Other	19,117	0	19,117

Total	866,412	(4,394)	862,018

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	58,699	0	58,699
Accrued payroll and compensation	18,468	0	18,468
Accrued interest payable	5,196	0	5,196
Accrued workers compensation	7,746	0	7,746
Accrued and other liabilities	20,046	0	20,046

Total current liabilities	110,155	0	110,155
Long-term debt(2)	587,037	(285,269)	301,768
Deferred income taxes	13,375	0	13,375
Non-current income taxes payable	8,283	0	8,283
Other postretirement benefit plan liability	74,240	0	74,240
Pension benefit plan liability	33,114	0	33,114
Other liabilities	5,901	0	5,901
Stockholders' equity(3)
Common stock and additional paid in capital	49,974	441,031	491,005
Accumulated deficiency	(15,667)	(160,156)	(175,823)

Total stockholders' equity	34,307	280,875	315,182

Total	866,412	(4,394)	862,018

(1)
Cash used for the conversion offer includes fees incurred of $4.4 million.

(2)
The adjustment to debt for the conversion offer included the elimination of $285,269, assuming that 100 percent of the convertible notes are converted into equity.

(3)
Stockholders' equity was impacted for the conversion offer due to the issuance of common stock less fees incurred of $4.4 million and a non-cash charge related to the inducement in the conversion offer of $155.8 million, assuming the common stock price of $1.10 as of September 30, 2010 and that 100 percent of the convertible notes are converted into equity.

          The following table sets forth an unaudited pro forma sensitivity analysis for the conversion offer to estimate the effect of changes in the percentage of noteholders electing to surrender convertible notes for conversion and to estimate the effect of changes in the market price per common share at conversion prior to the 1-for-10 reverse stock split. The estimates presented in this unaudited pro forma sensitivity analysis may differ from actual results, and these differences may be material. In the table below, any pro forma loss we would recognize is reflected in accumulated deficit on the unaudited pro forma condensed consolidated balance sheet for the conversion offer, and is excluded from the unaudited pro forma condensed consolidated statement of operations for the conversion offer since this charge related to the inducement for the conversion is not expected to have a continuing impact on us.

	Assuming 75% Aggregate Tender of Convertible Notes, Pro Forma impact on			Assuming 100% Aggregate Tender of Convertible Notes, Pro Forma impact on
Market price per common share (before giving effect to the 1-for-10 reverse stock split)	Total Debt	Accumulated Deficit	Common Stock and Additional Paid In Capital	Total Debt	Accumulated Deficit	Common Stock and Additional Paid In Capital
$2.00	$(213,952)	$(212,403)	$426,355	$(285,269)	$(283,204)	$568,473
$1.50	(213,952)	(159,302)	373,254	(285,269)	(212,403)	497,672
$1.40	(213,952)	(148,682)	362,634	(285,269)	(198,243)	483,512
$1.30	(213,952)	(138,062)	352,014	(285,269)	(184,083)	469,352
$1.20	(213,952)	(127,442)	341,394	(285,269)	(169,922)	455,191
$1.10	(213,952)	(116,822)	330,774	(285,269)	(155,762)	441,031
$1.00	(213,952)	(106,202)	320,154	(285,269)	(141,602)	426,871
$0.50	(213,952)	(53,101)	267,053	(285,269)	(70,801)	356,070

(in thousands)	Predecessor Year Ended December 31, 2009	Fresh Start Accounting Adjustments	Conversion Offer and Refinancing Adjustments	Pro Forma(a) Year Ended December 31, 2009	Predecessor Period from January 1 through February 26, 2010	Successor Period from February 26 through September 30, 2010	Fresh Start Accounting Adjustments	Conversion Offer and Refinancing Adjustments	Pro Forma(a) Nine Months Ended September 30, 2010
Operating Data:
Net sales	$570,193	—	—	$570,193	$104,059	$466,243	—	—	$570,302
Gross profit (loss)(b)	(2,302)	$12,863	—	10,561	4,482	42,723	$5,015	—	52,220
Operating expenses(c)(d)	59,463	(10,905)	—	48,798	7,595	39,455	(5,656)	—	41,394
Intangible asset impairment expenses	3,330	—	—	3,330	—	—	—	—	—
Income (loss) from operations	(65,095)	23,768	—	(41,327)	(3,113)	3,268	10,671	—	10,826
Interest expense, net(e)	59,753	(17,547)	(13,476)	28,730	7,496	(24,452)	153	(9,893)	21,902
Loss on extinguishment of debt	(5,389)	—	—	(5,389)	—	—	—	—	—
Unrealized gain on mark to market valuation of convertible notes(f)	—	—	—	—	—	5,623	—	(5,623)	—
Other income (expense), net	6,888	—	—	6,888	566	4,588	—	—	5,154
Reorganization items(g)	14,379	(14,379)	—	—	(59,311)	—	59,311	—	—
Income tax (expense) benefit(h)	(2,384)	(21,721)	(5,256)	(29,361)	1,534	(4,694)	18,910	(1,665)	14,085

Net income (loss)	$(140,112)	$33,973	$8,220	$(97,919)	$50,802	$(15,667)	$(29,577)	$2,605	8,163

Weighted average common shares outstanding—basic(i)	39,028	204,401	141,602	385,031	47,572	126,295	204,401	141,602	472,298
Basic income (loss) per share(i)	$(3.59)			$(0.25)	$1.07	$(0.12)			$0.02
Weighted average common shares outstanding—diluted(i)	39,028	204,401	141,602	393,523	47,572	126,295	204,401	141,602	472,298
Diluted income (loss) per share(i)	$(3.59)			$(0.25)	$1.07	$(0.12)			$0.02
Other Data:
Net cash provided by (used in):
Operating activities	$(39,312)				$(20,773)	$(15,725)
Investing activities	(34,873)				(2,012)	5,118
Financing activities	7,030				46,611	(18,376)
Adjusted EBITDA	23,671	—	—	$23,671	4,683	46,434	—	—	$51,117
Depreciation, amortization, and impairment	55,665	$(6,753)	—	48,912	7,532	30,728	$(4,044)	—	34,186
Capital expenditures	20,364				1,457	8,148

(a)
Pro forma financial information included in this table is presented, where applicable, in accordance with Article 11 of Regulation S-X.

(b)
Depreciation expense for the fiscal year ended December 31, 2009 and for the nine month period ended September 30, 2010, have been revised to reflect the preliminary allocations of fair values and increases the useful lives of our assets, as follows:

			Depreciation Expense
(in thousands, except for years)	Fair Value	Useful Life	Year Ended December 31, 2009	Nine Months Ended September 30, 2010
Land	$17,461	N/A	N/A	N/A
Building	39,280	8 - 14 years	$3,571	$2,678
Machinery and Equipment	216,851	4 - 10 years	30,979	23,234

Total pro forma depreciation expense			34,550	25,912
Less historical depreciation expense			(47,413)	(30,927)

Total			$(12,863)	$(5,015)

The fair values above are based upon preliminary valuation information and other studies that have not yet been completed due to the timing of the emergence from Chapter 11 bankruptcy proceedings and the volume and complexity of the analysis required. It is anticipated that these studies will conclude during the fourth quarter of 2010.

(c)
Amortization expense for the fiscal year ended December 31, 2009 and for the nine month period ended September 30, 2010, have been revised to reflect the preliminary allocations of intangible assets at fair value, as follows:

			Amortization Expense
(in thousands, except for years)	Fair Value	Useful Life	Year Ended December 31, 2009	Nine Months Ended September 30, 2010
Trade Names	$34,000	N/A	N/A	N/A
Technology	40,900	15 years	$2,727	$2,045
Customer relationships	166,100	20 years	8,305	6,229

Total pro forma amortization expense			11,032	8,274
Less historical amortization expense			(4,922)	(7,303)

Total			$6,110	$971

The fair values above are based upon preliminary valuation information and other studies that have not yet been completed due to the timing of the emergence from Chapter 11 bankruptcy proceedings and the volume and complexity of the analysis required. It is anticipated that these studies will conclude during the fourth quarter of 2010.

For the fiscal year ended December 31, 2009, operating expenses were adjusted to remove the $17,015 of prepetition professional fees and expenses we incurred related to our prepetition senior credit facility.

For the nine months ended September 30, 2010, operating expenses were adjusted to remove $6,627 of professional fees and expenses we incurred related to the bankruptcy.
(d)
For the fiscal year ended December 31, 2009, operating expenses were adjusted to remove $17,015 of prepetition professional fees and bankruptcy related expenses.

(e)
For the fiscal year ended December 31, 2009 and for the nine month period ended September 30, 2010, reflects pro forma interest expense resulting from our new capital structure upon emergence from Chapter 11 bankruptcy proceedings based on an assumed LIBOR of 400 basis points as follows:

	Interest Expense
(in thousands)	Year Ended December 31, 2009	Nine Months Ended September 30, 2010
Postpetition senior credit facility(1)	$30,129	$22,669
Convertible notes(2)	12,797	9,312

Total pro forma interest expense	42,926	31,981
Less historical interest expense	(60,473)	(32,134)

Total	$(17,547)	$(153)

(1)
Reflects pro forma interest expense on our postpetition senior credit facility assuming an initial outstanding balance of $309.0 million at an interest rate of 9.75%.

(2)
Reflects pro forma interest expense on our convertible notes offered at an interest rate of 7.5%, net of the amortized discount, and accretion of the debt discount.

For the fiscal year ended December 31, 2009 and for the nine month period ended September 30, 2010, reflects pro forma interest expense resulting from the Conversion Offer as follows:

	Interest Expense
(in thousands)	Year Ended December 31, 2009	Nine Months Ended September 30, 2010
Total pro forma interest expense due to the Conversion Offer and Refinancing(1)(2)	$29,450	$22,088
Less pro forma interest expense from our postpetition credit facility	(42,926)	(31,981)

Total	$(13,476)	$(9,893)

(1)
Reflects pro forma interest expense on our postpetition senior credit facility assuming an initial outstanding balance of $310.0 million at an interest rate of 9.50%.

(2)
If only 50 percent of the convertible notes are converted into equity, interest expense would increase by approximately $6.4 million annually.
(f)
Represents elimination of gains and losses due to the application of Statement of Financial Accounting Standard No. 133 to our convertible notes.

(g)
For the fiscal year ended December 31, 2009, reorganization items were adjusted to remove the professional fees and expenses incurred related to our Plan of Reorganization. For the nine month period ended September 30, 2010, reorganization items were adjusted to remove the net benefit recognized due to our discharge of debt on the Effective Date, net of other professional fees and expenses incurred.

(h)
Tax effect of pro forma adjustments at 39%.

(i)
Share and earnings per share are shown before giving effect to the 1-for-10 reverse stock split.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations describes matters we consider important to understanding our results of operations for each of the fiscal years ended December 31, 2007, 2008 and 2009 and each of the nine-month periods ended September 30, 2009 and 2010, and our capital resources and liquidity as of December 31, 2009 and 2008, and September 30, 2010. The results of operations for the nine-month period ended September 30, 2010 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2010 or any interim period. This discussion should be read in conjunction with "Selected Financial Information and Other Data" and our consolidated financial statements and the notes thereto, all included elsewhere in the conversion offer and consent solicitation/prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Many factors could cause actual results to differ from those contained in the forward-looking statements including, but not limited to, those discussed in "—Quantitative and Qualitative Disclosure about Market Risk," "Risk Factors" and elsewhere in the conversion offer and consent solicitation/prospectus.

General Overview

        We are one of the largest manufacturers and suppliers of commercial vehicle components in North America, offering one of the broadest product lines in the commercial vehicle industry. We believe that we have the number one or number two market position in a variety of heavy- and medium-duty commercial vehicle products including: steel wheels, forged aluminum wheels, brake drums, disc wheel hubs, metal bumpers and seating assemblies. We market our products under some of the most recognized brand names in the industry, including Accuride, Bostrom, Brillion, Fabco, Gunite, Highway Original and Imperial. We have long-standing relationships with the leading OEMs and the related aftermarket channels in most major segments of the commercial vehicle market, including heavy- and medium-duty trucks, commercial trailers, light trucks, buses, as well as specialty and military vehicles.

        Our primary product lines are standard equipment used by a majority of North American heavy- and medium-duty truck OEMs, providing us with a significant competitive advantage. We believe that a majority of all heavy- and medium-duty truck models manufactured in North America contain one or more of our components.

        Our diversified customer base includes substantially all of the leading commercial vehicle OEMs, such as DTNA, PACCAR, Navistar and Volvo/Mack. Our primary commercial trailer customers include leading commercial trailer OEMs, such as Great Dane, Wabash and Utility. Our major light truck customer is General Motors Corporation. We have built relationships of more than 20 years with many of these leading OEM customers. Our product portfolio is supported by strong sales, marketing and design engineering capabilities with 17 strategically located, technologically-advanced manufacturing facilities across the U.S., Mexico and Canada.

Business Outlook

        Recent global market and economic conditions have been unprecedented and challenging with tighter credit conditions and recession in most major economies which have continued into 2010. As a result of these market conditions, the cost and availability of credit has been, and may continue to be, adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers. These factors have led to a decrease in spending by businesses and consumers alike. Continued turbulence in the U.S. and international markets and economies and prolonged declines in business and consumer spending may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs.

        The heavy- and medium-duty truck and commercial trailer markets and the related aftermarket are the primary drivers of our sales. These markets are, in turn, directly influenced by conditions in the North American truck industry generally by conditions in other industries which indirectly impact the truck industry, such as the home-building industry, and by overall economic growth and consumer spending. Accordingly, the current economic conditions described above have led to a severe and ongoing downturn in the North American truck and vehicle supply industries, which resulted in a significant decline in our sales volume and necessitated our bankruptcy filings in October 2009, as described in "Unaudited Pro Forma Condensed Consolidated Financial Information—Chapter 11 Proceedings." Although current industry forecasts predict an increase in commercial vehicle production in 2010, we cannot accurately predict how prolonged the current downturn may be. This downturn may lead to further reduced spending and deterioration in the North American truck and vehicle supply industries for the foreseeable future. We emerged from Chapter 11 bankruptcy proceedings with reduced financial leverage and an improved capital structure, which we believe will better enable us to operate in this economic environment. However, we continue to be a highly leveraged company, and a delayed or failed economic recovery would continue to have a material adverse effect on our business, results of operations or financial condition.

        Using the commercial vehicle industry production forecasts by industry experts, we expect results from operations to improve in 2010 compared to 2009 due to increased demand for our product, improved operational efficiencies, and reduced fees and expenses related to our senior credit facilities.

Operational Restructuring

        During 2008, in response to the slow commercial vehicle market and the decline of sales, our management undertook a review of current operations that led to a comprehensive restructuring plan. During 2008, we approved a restructuring plan to more appropriately align our workforce in response to the relatively slow commercial vehicle market. In 2009, we announced additional restructuring actions that focused on the consolidation of several of our facilities.

        Costs incurred in accordance with ASC 420-10, "Exit or Disposal Cost Obligations" are shown below by reportable segment:

(in thousands)	Year Ended December 31, 2009	Year Ended December 31, 2008
Wheels
Employee severance costs	$606	$3,819
Pension curtailment	—	1,063
Lease and other contractual commitments	141	—

Subtotal	747	4,882
Components
Employee severance costs	182	1,863
Lease and other contractual commitments	3,219	—
Other asset disposals	—	252

Subtotal	3,401	2,115
Other
Employee severance costs	—	95

Subtotal	—	95
Corporate
Employee severance costs	1,037	2,226
Impaired investments and other charges	—	3,094

Subtotal	1,037	5,320
Total	$5,185	$12,412

        Of the $12.4 million restructuring expenses recognized in 2008, $7.4 million was recorded in cost of goods sold and the remaining $5.0 million was recorded in selling, general and administrative operating expenses. Of the $5.2 million restructuring expenses recorded in 2009, $4.2 million was recorded in cost of goods sold and the remaining $1.0 million was recorded in selling, general, and administrative operating expenses.

        The following is a reconciliation of the beginning and ending restructuring reserve balances for the fiscal years ended December 31, 2008 and 2009:

(in thousands)	Employee Severance Costs	Lease and Other Contractual Costs	Total
Balance January 1, 2008	$—	$—	$—
Costs incurred and charged to operating expenses	1,914	—	1,914
Costs incurred and charged to cost of goods sold	6,089		6,089
Costs paid or otherwise settled	(3,722)	—	(3,722)

Balance December 31, 2008	$4,281	$—	$4,281
Costs incurred and charged to operating expenses	1,037	—	1,037
Costs incurred and charged to cost of goods sold	788	3,360	4,148
Adjustments(1)	—	59	59
Costs paid or otherwise settled	(5,420)	(259)	(5,679)

Balance at December 31, 2009	$686	$3,160	$3,846

(1)
Represents accretion of interest on discounted restructuring liabilities.

The remaining accrued liabilities as of December 31, 2009 will be paid during 2010.

Results of Operations

        Allocations of fair value to tangible and intangible assets, goodwill, pension obligations and deferred taxes are based upon preliminary valuation information. It is anticipated that all necessary information will be available and the analysis will be completed during the fourth quarter of 2010.

        In connection with our emergence from Chapter 11 bankruptcy proceedings and the adoption of fresh-start accounting, the results of operations for 2010 separately present the 2010 Successor Period and the 2010 Predecessor Period. Although the 2010 Successor Period and the 2010 Predecessor Period are distinct reporting periods, the effects of emergence and fresh-start accounting did not have a material impact on the comparability of our results of operations between the periods. Accordingly, references to 2010 results of operations for the nine months ended September 30, 2010 combine the two periods in order to enhance the comparability of such information to the prior year. A summary of our operating results for the nine months ended September 30, 2010 and 2009 and as a percentage of net sales is shown below;

Comparison of Nine Months Ended September 30, 2010 to the Nine Months Ended September 30, 2009

(In thousands except per share data)	Nine-Months Ended September 30, 2010		Nine-Months Ended September 30, 2009
Net sales:
Wheels	$210,649	37.0%	$174,609	41.2%
Components	307,598	53.9%	222,535	52.5%
Other	52,055	9.1%	26,847	3%
Total net sales	570,302	100.0%	423,991	100.0%
Gross profit (loss):
Wheels	27,965	13.3%	10,557	6.0%
Components	5,294	1.7%	(22,379)	(10.1)%
Other	16,167	31.1%	6,663	24.8%
Corporate	(2,221)	—	(1,948)	—
Total gross profit (loss)	47,205	8.3%	(7,107)	(1.7)%
Operating expenses	47,050	8.3%	47,086	11.1%
Loss from operations	155	0.0%	(54,193)	(12.8)%
Interest (expense), net	(31,948)	(5.6)%	(47,025)	(11.1)%
Loss on extinguishment of debt	—	—	(5,389)	(1.3)%
Non-cash market valuation—convertible notes	5,623	1.0%	—	—
Other income, net	5,154	0.9%	5,585	1.3%
Reorganization items (gain)	(59,311)	(10.4)%	—	—
Income tax expense (benefit)	3,160	0.6%	(567)	(0.1)%
Net income (loss)	$35,135	6.2%	$(100,455)	(23.7)%

        Net Sales.    Combined net sales for the nine months ended September 30, 2010, were $570.3 million, which was an increase of 34.5%, compared to net sales of $424.0 million for the nine months ended September 30, 2009. The increase was due to increased product demand from both our OEM and aftermarket customers.

        Gross Profit.    Gross profit increased $54.3 million to $47.2 million for the nine months ended September 30, 2010 due to the contribution from increased net sales, better capacity utilization with higher sales volumes and improvements in operating efficiencies.

        Interest Expense.    Net interest expense decreased $15.1 million to $31.9 million for the nine months ended September 30, 2010 from $47.0 million for the nine months ended September 30, 2009. This was mostly due to not recognizing interest related to our prepetition senior subordinated notes that were cancelled as part of our Plan of Reorganization and having a reduced net debt position as a result of our Plan of Reorganization.

        Market Valuation—Conversion Option on Convertible Notes.    In connection with accounting guidance following the emergence from Chapter 11, we record the conversion option on our convertible notes at fair value. Due to the change in value of the conversion option, we recorded income of $5.6 million during 2010. We expect these unrealized, non-cash gains or losses to continue as the fair value of the conversion options fluctuates.

        Reorganization Items.    ASC 852 requires the recognition of certain transactions directly related to the reorganization as reorganization expense or income in the statement of operations. The reorganization gain of $59.3 million for 2010 consisted of $25.0 million professional fees directly related to reorganization and an $84.3 million gain on the discharge and issuance of our debt instruments.

        Net Income.    We had net income of $35.1 million for the nine months ended September 30, 2010 compared to a net loss of $100.5 million for the nine months ended September 30, 2009. The primary reasons for the improvement are the improved gross profit on higher sales volumes, the net of one-time items related to the debt discharge, and the non-cash market valuation income for the conversion option on our convertible notes.

Comparison of Fiscal Years Ended December 31, 2009 and 2008

        The following table sets forth certain income statement information for the fiscal years ended December 31, 2009 and 2008:

(in thousands, except for percentages)	Year Ended December 31, 2009		Year Ended December 31, 2008
Net sales:
Wheels	$238,745	41.9%	$391,433	42.1%
Components	298,726	52.4%	492,025	52.8%
Other	32,722	5.7%	47,951	5.1%

Total net sales	$570,193	100.0%	$931,409	100.0%
Gross profit (loss):
Wheels	21,052	8.8%	65,018	16.6%
Components	(27,823)	(9.3)%	(18,728)	(3.8)%
Other	8,259	25.2%	13,226	27.6%
Corporate	(3,790)	—%	(3,916)	—%

Total gross profit (loss)	(2,302)	(0.4)%	55,600	6.0%
Operating expenses (selling, general and administrative)	42,448	7.4%	55,202	5.9%
Prepetition professional fees	17,015	3.0%	—	—%
Goodwill and intangible asset impairments	3,330	0.6%	277,041	29.7%
Loss from operations	(65,095)	(11.4)%	(276,643)	(29.7)%
Interest (expense), net	(59,753)	(10.5)%	(51,400)	(5.5)%
Loss on extinguishment of debt	(5,389)	(0.9)%	—	—%
Other income (loss), net	6,888	1.2%	(4,821)	(0.5)%
Reorganization items	14,379	2.5%	—	—%
Income tax provision (benefit)	2,384	0.4%	(4,598)	(0.5)%

Net loss	$(140,112)	(24.6)%	$(328,266)	(35.2)%

        Net Sales.    Net sales for the fiscal year ended December 31, 2009 were $570.2 million, which is a decrease of 38.8% compared to net sales of $931.4 million for the fiscal year ended December 31, 2008. The decreases in our Wheels and Components segments were primarily a result of the significantly reduced demand in the commercial vehicle industry, caused by the deepening economic recession during 2009.

        Gross Profit (Loss).    Gross profit decreased $57.9 million to a loss of $2.3 million for the fiscal year ended December 31, 2009 from $55.6 million for the fiscal year ended December 31, 2008 primarily due to reduced sales and operating inefficiencies related to low production volume. Gross profit as a percent of sales dropped from 6.0% to (0.4)% due to our Wheels segment's gross margin of 16.6% in 2008 dropping to 8.8% in 2009 primarily due to production inefficiencies caused by reduced sales. Included in 2009 in our Components segment were $3.2 million of costs related to lease abandonment charges recognized related to consolidating our warehouses.

        Operating Expenses.    Operating expenses decreased $12.8 million to $42.4 million for the fiscal year ended December 31, 2009 from $55.2 million for the fiscal year ended December 31, 2008. This decrease was primarily due to reduced salary and incentive compensation due to lower headcount in 2009 as well as charges incurred in 2008 relating to $5.2 million of restructuring costs and $6.8 million of research and development costs.

        Interest Expense.    Net interest expense increased $8.4 million to $59.8 million for the fiscal year ended December 31, 2009 from $51.4 million for the fiscal year ended December 31, 2008. The increase was due to having a higher net debt position in 2009 along with higher interest rates and also related to bank fees for amendment and temporary waivers to our senior credit facilities in 2009. No interest expense was recognized subsequent to October 8, 2009 for our prepetition senior subordinated notes.

        Reorganization Items.    ASC 852 requires the recognition of certain transactions directly related to our Chapter 11 reorganization as reorganization expense in the statement of operations. The reorganization expense of $14.4 million for 2009 consisted of $10.8 million professional fees directly related to reorganization and a $3.6 million loss on deferred financing fees related to our prepetition senior subordinated notes that have been included in Liabilities Subject to Compromise. In addition, we incurred $17.0 million of prepetition professional fees in 2009 directly related to our reorganization, which we reported separately in the statement of operations.

        Income Tax Provision.    Income tax expense increased $7.0 million to $2.4 million in 2009 from a tax benefit recorded in 2008 of $4.6 million. Our provision for income taxes was significantly impacted by the recognition of additional valuation allowance of $54.1 million.

        Net Loss.    We had a net loss of $140.1 million for the fiscal year ended December 31, 2009 compared to a net loss of $328.3 million for the fiscal year ended December 31, 2008. The decrease to our Net Loss was primarily due to the pre-tax $277.0 million impairment recognized during 2008 partially offset by lower gross profits due to reduced net sales as well as reorganization costs recognized in 2009.

Comparison of Fiscal Years Ended December 31, 2008 and 2007

        The following table sets forth certain income statement information for the fiscal years ended December 31, 2008 and 2007:

(in thousands, except for percentages)	Year Ended December 31, 2008		Year Ended December 31, 2007
Net sales:
Wheels	$391,433	42.1%	$477,115	47.1%
Components	492,025	52.8%	491,324	48.5%
Other	47,951	5.1%	45,247	4.4%

Total net sales	$931,409	100.0%	$1,013,686	100.0%
Gross profit:
Wheels	65,018	16.6%	69,555	14.6%
Components	(18,728)	(3.8)%	7,108	1.4%
Other	13,226	27.6%	11,676	25.8%
Corporate	(3,916)	—%	(1,845)	—%

Total gross profit	55,600	6.0%	86,494	8.5%
Operating expenses (selling, general and administrative)	55,202	5.9%	55,798	5.5%
Goodwill and intangible asset impairments	277,041	29.7%	1,100	0.1%
Income (loss) from operations	(276,643)	(29.7)%	29,596	2.9%
Interest (expense), net	(51,400)	(5.5)%	(48,344)	(4.8)%
Other income (loss), net	(4,821)	(0.5)%	6,978	0.7%
Income tax benefit	(4,598)	(0.5)%	(3,131)	(0.3)%

Net loss	$(328,266)	(35.2)%	$(8,639)	(0.9)%

        Net Sales.    Net sales for the fiscal year ended December 31, 2008 were $931.4 million, which decreased 8.1% compared to net sales of $1,013.7 million for the fiscal year ended December 31, 2007. The decrease in net sales in our Wheels segment was primarily a result of the reduced demand in the commercial vehicle industry along with approximately $10.0 million of reduced pricing. Our Components segment increased net sales mostly due to approximately $42.0 million of price increases realized to offset increased material costs. The Other segment's revenues also increased due to other price increases realized to offset increased material costs.

        Gross Profit.    Gross profit decreased $30.9 million to $55.6 million for the fiscal year ended December 31, 2008 from $86.5 million for the fiscal year ended December 31, 2007 primarily due to reduced sales and operating inefficiencies related to low production volume. Gross profit as a percent of sales dropped from 8.5% to 6.0%, due to our Components segment's gross margin of 1.4% in 2007 dropping to a loss of 3.8% in 2008 primarily due to production inefficiencies caused by reduced sales. Included in 2008 were $7.4 million of severance and other expenses related to restructuring. Included in 2008 and 2007 in our Components segment were $7.7 million and $2.1 million, respectively, of costs related to a labor disruption at our Rockford, Illinois facility. Included in 2007 results in our Wheels segment are additional severance and other charges of $16.7 million primarily related to a reduction-in-force in our Canadian facility, accelerated depreciation of $12.8 million, and recognition of a gain of $3.8 million from an insurance settlement.

        Operating Expenses.    Operating expenses decreased $0.6 million to $55.2 million for the fiscal year ended December 31, 2008 from $55.8 million for the fiscal year ended December 31, 2007. This was primarily due to reduced salary and incentive compensation, partially offset by $5.0 million of restructuring costs and $4.3 million of research and development costs recognized in the current year that are not expected to continue. During 2007, we incurred start-up costs for our facility in Alabama of $1.4 million and expenses of $0.5 million related to the secondary stock offerings by selling shareholders in 2007.

        Goodwill and Intangible Asset Impairments.    Due to the significant decline in our stock price resulting from overall economic and industry conditions, we determined that an indicator of impairment existed for both goodwill and other intangible assets as of June 30, 2008, and we recognized impairment charges of $212.2 million. Our annual impairment test was performed as of November 30, 2008, which also indicated impairment and resulted in recognizing additional impairment charges totaling $64.8 million. Such charges were non-cash and did not affect our liquidity, tangible equity or debt covenant ratios.

        Interest Expense.    Net interest expense increased $3.1 million to $51.4 million for the fiscal year ended December 31, 2008 from $48.3 million for the fiscal year ended December 31, 2007. The increase of expense is attributable to $5.7 million of losses from our interest rate swap agreements in the current year compared to $0.3 million of gains in 2007, partially offset by a decrease in interest expense related to reduced debt and $1.6 million of costs incurred in 2007 related to amending our credit agreements.

        Income Tax Provision.    The $4.6 million of income tax benefits recorded in the fiscal year ended December 31, 2008, was $1.5 million higher than the $3.1 million income tax benefit recorded in the fiscal year ended December 31, 2007, which was mainly due to recognizing a valuation allowance against our deferred tax assets in 2008, partially offset by the decrease in pre-tax earnings. The differences between the effective rates and statutory rates for our U.S. and Mexico tax jurisdictions have not changed significantly.

        Net Loss.    We had a net loss of $328.3 million for the fiscal year ended December 31, 2008 compared to a net loss of $8.6 million for the fiscal year ended December 31, 2007. This was primarily a result of the lower gross profit due to the reduction in sales demand and the goodwill and other intangible asset impairments recognized during 2008.

Changes in Financial Condition

        At September 30, 2010, the Successor Company had total assets of $866.4 million, as compared to the Predecessor Company's total assets of $671.7 million at December 31, 2009. The $194.7 million, or 29.0%, increase in total assets primarily resulted from changes from the fair valuation of our assets by adopting fresh start accounting in accordance with ASC 852, as well as changes in working capital. During the nine months ended September 30, 2010, property, plant and equipment increased by $48.7 million, other intangible assets increased by $152.6 million, goodwill increased by $1.3 million and other assets decreased by $4.2 million for changes in the allocation of fair values as of February 26, 2010. Since the allocation of fair value is still preliminary, additional changes are expected in the fourth quarter of this year.

        At December 31, 2009, we had total assets of $671.7 million, as compared to $808.6 million at December 31, 2008. The $136.9 million, or 16.9%, decrease in total assets primarily resulted from the reduction of cash of $67.2 million, a net reduction of property, plant, and equipment of $29.1 million and reduction of inventory of $28.1 million.

        We define working capital as current assets (excluding cash and debt) less current liabilities. We use working capital and cash flow measures to evaluate the performance of our operations and our ability to meet our financial obligations. We require working capital investment to maintain our position as a leading manufacturer and supplier of commercial vehicle components. We continue to strive to align our working capital investment with our customers' purchase requirements and our production schedules.

        The following table summarizes the major components of our working capital as of the periods listed below:

(in thousands)	September 30, 2010	December 31, 2009	December 31, 2008
Accounts receivable	$103,198	$66,301	$78,219
Inventories	64,693	50,742	78,805
Deferred income taxes (current)	2,811	2,811	1,955
Other current assets	4,990	22,762	25,104
Accounts payable	58,699	(31,277)	(63,937)
Accrued payroll and compensation	18,468	(14,318)	(19,651)
Accrued interest payable	5,196	(3,571)	(12,505)
Accrued workers compensation	7,746	(7,038)	(7,969)
Other current liabilities	20,046	(20,609)	(21,556)

Working Capital	$65,537	$65,803	$58,465

        Significant changes in working capital from December 31, 2009 to September 30, 2010 included:

  •
  an increase in accounts receivable of $36.9 million due to the comparative increase in revenue in the months leading up to the respective period-end dates;

  •
  an increase in inventory of $14.0 million due to increase in sales demand;

  •
  a decrease in other current assets of $17.8 million due to the adoption of a new accounting policy for supplies as part of the fresh—start reporting; and

  •
  an increase of accounts payable of $27.4 million primarily due to the increase in raw material purchases in the months leading up to the respective period-end dates.

        Significant changes in net working capital from December 31, 2008 to December 31, 2009 included:

  •
  a decrease in receivables of $11.9 million due to the reduction in sales;

  •
  a decrease in inventories of $28.1 million due to the reduction in sales demand;

  •
  a decrease in accounts payable of $32.6 million due to the reduction in amounts due related to inventory and other purchases, as well as the impact of reduced terms with our suppliers;

  •
  a decrease in accrued payroll and compensation of $5.4 million primarily due to not having a liability in the current year for certain incentive and other compensation programs; and

  •
  a decrease in accrued interest payable of $8.9 million primarily due to the Company not accruing interest on our prepetition senior subordinated notes and PIK interest reflected in debt.

Capital Resources and Liquidity

        Our primary sources of liquidity during the periods January 1, 2010 through February 26, 2010 for the Predecessor Company and February 26, 2010 through September 30, 2010 for the Successor Company were cash reserves and the debt instruments entered into in connection with our emergence from bankruptcy. We believe that cash from operations, existing cash reserves, and availability under our senior secured facility will provide adequate funds for our working capital needs, planned capital expenditures and debt service obligations through 2010 and the foreseeable future.

        Our ability to fund working capital needs, planned capital expenditures, scheduled debt payments, and to comply with any financial covenants under our senior secured facility, depends on our future operating performance and cash flow, which in turn, are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control.

        Historically, our primary sources of liquidity have been cash flows from operations and borrowings under our senior credit facilities. Due to the downturn in the commercial vehicle supply industry and the economy in general, however, in 2009, we experienced a reduction in cash flows from operations and increasingly relied on borrowings under our prepetition senior credit facility and the credit facility we entered in connection with our Chapter 11 filing, as well as cash reserves, to meet our liquidity requirements. Some of the cash reduction experienced in 2009, however, was offset by the implementation of our operational restructuring initiatives, for which we expect to see a continued benefit in 2010, and a reduction in capital expenditures. On the Effective Date, we emerged from Chapter 11 bankruptcy proceedings with a new capital structure which reduces our annual debt payments. Based on the commercial vehicle industry production forecasts included in the conversion offer and consent solicitation/prospectus, we expect to generate sufficient cash to meet our post-emergence liquidity needs in 2010.

Operating Activities

        Net cash used in operating activities during the nine months ended September 30, 2010 was $36.5 million. The primary drivers of the use in cash were $12.2 million of cash payments for reorganization items, $22.4 million of cash payments related to bankruptcy, and $16.1 million of increased working capital assets. During a period of increasing sales demand, our working capital needs also rise.

        Net cash used in operating activities during the fiscal year ended December 31, 2009 amounted to $39.3 million compared to a use of $9.2 million for the fiscal year ended December 31, 2008. This increase in funds used was primarily a result of reduced demand for our products during 2009 and approximately $23.0 million in fees and other expenses related to our prepetition senior credit facility that were paid during 2009.

Investing Activities

        Net cash provided by investing activities totaled $3.1 million for the nine months ended September 30, 2010. During 2010, we had cash inflows of $15.0 million related to issuance of letters of credit to replace restricted cash from previously drawn letters of credit. Our most significant cash outlays for investing activities are the purchases of property, plant and equipment. Capital expenditures for 2010 are expected to be approximately $20 million, which we expect to fund through existing cash reserves. Due to the continued challenges facing our industry and the economy as a whole, we are managing our capital expenditures very closely in order to preserve liquidity throughout 2010 while still maintaining our production capacity and making investments necessary to meet competitive threats and to seize upon growth opportunities.

        Net cash used in investing activities totaled $34.9 million for the fiscal year ended December 31, 2009, compared to a use of $35.3 million for the fiscal year ended December 31, 2008. Our capital expenditures in 2009 were $20.4 million compared to capital expenditures of $29.7 million in 2008. Cash generated from operations and existing cash reserves funded these expenditures. In 2009 we had cash inflows of $3.9 million related to the sale of certain marketable securities during the year compared to cash use of $5.0 million in 2008 for purchases of marketable securities. During 2009, we had cash outflows of $18.7 million related to restricted cash from drawn letters of credit.

Financing Activities

        Net cash provided by financing activities totaled $28.2 million for the nine months ended September 30, 2010. Included in this amount are the impacts from the Plan of Reorganization of satisfying our prepetition senior credit facility of $305.8 million, our revolving credit facility of $71.7 million, and the DIP facility of $25.0 million. Also included are proceeds from the $140 million aggregate principal amount of convertible notes we issued and the $310.5 million postpetition senior credit facility we entered into upon emergence from bankruptcy.

        Net cash provided by financing activities for the fiscal year ended December 31, 2009 totaled $7.0 million, compared to net cash provided by financing activities of $77.2 million for the fiscal year ended December 31, 2008. During 2009, we received $21.5 million from our DIP credit facility and had net cash outflows for our prepetition revolving credit facility of $3.7 million compared to increasing our borrowings of our prepetition revolving credit facility by $78.4 million in 2008. During 2009, we also incurred $10.8 million in fees associated with amending our prepetition senior credit facility.

Bank Borrowing

Prepetition Senior Credit Facility

        Effective January 31, 2005, and as most recently amended as of August 14, 2009, we entered into the prepetition senior credit facility in conjunction with the acquisition of Transportation Technologies Industries, Inc., which we refer to as "TTI," to refinance substantially all of our credit facilities, as well as the senior bank debt and subordinated debt of TTI. Our prepetition senior credit facility consisted of (i) a term loan facility in an aggregate principal amount of $550.0 million that required annual amortization payments of 1.00% per year, which would have matured on January 31, 2012, and (ii) a revolving credit facility in an aggregate amount of $100.0 million (comprised of a $76.0 million U.S. revolving credit facility and a $24.0 million Canadian revolving credit facility) which would have matured on January 31, 2011.

        The loans under our prepetition senior credit facility were secured by, among other things, a lien on substantially all of our U.S. properties, assets and domestic subsidiaries and a pledge of 65% of the stock of our foreign subsidiaries. The loans under the Canadian revolving credit facility were secured by substantially all the properties and assets of Accuride Canada Inc.

        The prepetition senior credit facility was amended and restated pursuant to the Plan of Reorganization on the Effective Date, as discussed below.

Debtor-in-Possession Credit Facility

        In connection with our Chapter 11 filing, we entered into our DIP credit facility, which consisted of a superpriority secured asset based revolving credit facility of $25.0 million and a term loan first-in, last-out facility of $25.0 million. The $25.0 million of asset based loans under the DIP credit facility bore interest, at our election, at a rate of LIBOR + 6.50% (with a LIBOR floor of 2.50%) or Base Rate + 5.50% (with a Base Rate floor of 3.50%), and the $25.0 million of first-in, last-out term loans under the DIP credit facility bore interest, at our election, at a rate of LIBOR + 7.50% (with a LIBOR floor of 2.50%) or Base Rate + 6.50% (with a Base Rate floor of 3.50%).

        The use of proceeds under the DIP credit facility were limited to working capital and other general corporate purposes consistent with a budget that we presented to the administrative agent, including payment of costs and expenses related to the administration of the Chapter 11 bankruptcy proceedings and payment of other expenses as approved by the bankruptcy court.

        Upon the Effective Date, all amounts outstanding under the DIP credit facility were paid and the DIP credit facility was terminated in accordance with its terms.

Postpetition Senior Credit Facility

        On the Effective Date of the Plan of Reorganization, we entered into the fifth amendment and restatement to our prepetition senior credit facility, which we refer to as the "postpetition senior credit facility." As of the Effective Date, under our postpetition senior credit facility Accuride had outstanding term loans of $287.0 million and outstanding letters of credit in the stated amount of $2.1 million and Accuride Canada Inc. had outstanding term loans of $22.0 million. The interest rate for all loans was, at our option, LIBOR + 6.75% (with a LIBOR floor of 3.00%) or Base Rate + 5.75% (with a Base Rate floor of 4.00%). The maturity for all loans and reimbursements of draws under the letters of credit was June 30, 2013.

        With certain exceptions, our postpetition senior credit facility required us to prepay loans with (i) 100% of excess cash flow (commencing with the fiscal year ending December 31, 2010), (ii) 100% of net proceeds from asset sales, (iii) 100% of new proceeds from new debt issuances, (iv) 100% of net cash proceeds from equity issuances and (v) 100% of cash received by us from third parties that are holding cash from letters of credit that they have drawn.

        The loans under our postpetition senior credit facility were secured by, among other things, a lien on substantially all of our U.S. and Canadian properties, assets and domestic subsidiaries and a pledge of 65% of the stock of our foreign subsidiaries.

        On July 29, 2010, as described below under "Description of Other Indebtedness—Senior Credit Facility," we refinanced the postpetition senior credit facility and the postpetition senior credit facility was terminated.

Bond Financing

Prepetition Senior Subordinated Notes

        On January 31, 2005, we issued $275.0 million aggregate principal amount of our senior subordinated notes in a private placement transaction. Interest on the prepetition senior subordinated notes was payable on February 1 and August 1 of each year, beginning on August 1, 2005. The prepetition senior subordinated notes would have matured on February 1, 2015 and were redeemable, at our option, in whole or in part, at any time on or before February 1, 2010 in cash at the redemption prices set forth in the indenture, plus interest. The prepetition senior subordinated notes were general unsecured obligations ranking senior in right of payment to all of our existing and future subordinated indebtedness. The prepetition senior subordinated notes were subordinated to all of our existing and future senior indebtedness including indebtedness incurred under any senior credit facility. In May 2005, we successfully completed an exchange offer pursuant to which holders of our outstanding prepetition senior subordinated notes exchanged such notes for otherwise identical 8.5% Senior Subordinated Notes due 2015 which had been registered under the Securities Act.

        Pursuant to the Plan of Reorganization, the prepetition senior subordinated notes and the indenture that governs the prepetition senior subordinated notes were cancelled on the Effective Date.

Postpetition Senior Convertible Notes

        On the Effective Date, we issued $140 million aggregate principal amount of the convertible notes and entered into the convertible notes indenture. Under the terms of the convertible notes indenture, the convertible notes bear interest at a rate of 7.5% per annum and will mature on February 26, 2020. The first six interest payments will be PIK interest. Thereafter, beginning on August 26, 2013, interest on the convertible notes will be paid in cash.

        On August 26, 2010, we made a PIK interest payment with respect to the convertible notes by increasing the principal amount of the notes by $5.3 million. Pursuant to the terms of the convertible notes indenture, the conversion rate of the convertible notes was adjusted to 1407.2343 shares of common stock per $1,000 principal amount of convertible notes (equivalent to a conversion price of $0.71 per share of common stock).

        The convertible notes are currently redeemable by us, in whole but not in part, at any time on or after February 26, 2013, at a price equal to 100% of the principal amount of the convertible notes to be redeemed, plus any accrued and unpaid interest up to the redemption date; provided, that (i) the common stock is listed on a national securities exchange, (ii) the average weekly trading volume of the common stock as reported by such national securities exchange during the four week period prior to conversion is at least 3.0% of the total number of outstanding shares of common stock immediately prior to conversion and (iii) for twenty of the preceding thirty consecutive trading days, the common stock has had a closing sale price at least equal to 2.25 times the effective conversion price.

Refinancing

        On July 29, 2010, we completed an offering of $310.0 million aggregate principal amount of senior secured notes and entered into the senior credit facility. We used the net proceeds from the offering of the senior secured notes, $15.0 million of borrowings under the senior credit facility and cash on hand to refinance our postpetition senior credit facility and to pay related fees and expenses, which we refer to as the "Refinancing."

Senior Credit Facility

        In connection with the Refinancing, we entered into the senior credit facility. The senior credit facility is a senior secured asset based revolving credit facility in an aggregate principal amount of up to $75.0 million, with the right, subject to certain conditions, to increase the availability under the facility by up to $25.0 million in the aggregate (for a total aggregate availability of $100.0 million). The four-year senior credit facility matures on July 29, 2014 and provides for loans and letters of credit in an aggregate amount up to the amount of the facility, subject to meeting certain borrowing base conditions, with sub-limits of up to $10.0 million for swingline loans and $25.0 million to be available for the issuance of letters of credit. Loans under the senior credit facility initially bears interest at an annual rate equal to either LIBOR plus 3.50% or Base Rate plus 2.50%, at our option, subject to changes based on our leverage ratio as defined in the senior credit facility.

        We must also pay a commitment fee equal to 0.50% per annum to the lenders under the senior credit facility if utilization under the facility exceeds 50.0% of the total commitments under the facility and a commitment fee equal to 0.75% per annum if utilization under the facility is less than or equal to 50.0% of the total commitments under the facility. Customary letter of credit fees are also payable, as necessary.

        The obligations under the senior credit facility are secured by the ABL Priority Collateral and the Notes Priority Collateral.

Senior Secured Notes

        Also in connection with the Refinancing, we issued $310.0 million aggregate principal amount of senior secured notes. Under the terms of the indenture that governs the senior secured notes, the senior secured notes bear interest at a rate of 9.5% per year and mature on August 1, 2018. Prior to maturity we may redeem the senior secured notes on the terms set forth in the indenture that governs the senior secured notes. The senior secured notes are guaranteed by the Guarantors, and the senior secured notes and the related guarantees are secured by first priority liens on the Notes Priority Collateral and second priority liens on the ABL Priority Collateral.

        Restrictive Debt Covenants.    Our credit documents (the senior credit facility, the convertible notes indenture and the indenture governing the senior secured notes) contain operating covenants that limit the discretion of management with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability to incur additional debt, to pay dividends, to create liens, to make certain payments and investments and to sell or otherwise dispose of assets and merge or consolidate with other entities. In addition, the senior credit facility contains a financial covenant which requires us to maintain a fixed charge coverage ratio during any compliance period, which is any time when the excess availability is less than or equal to the greater of $10.0 million or 15 percent of the total commitment under the senior credit facility. Due to the amount of our excess availability (as calculated under the senior credit facility), we are not currently in a compliance period and we do not have to maintain a fixed charge coverage ratio, although this is subject to change.

        We continue to operate in a challenging economic environment and our ability to maintain liquidity and comply with our debt covenants may be affected by economic or other conditions that are beyond our control and which are difficult to predict. The 2010 production forecasts by ACT Publications for the significant commercial vehicle markets that we serve, as of October 10, 2010, are as follows:

North American Class 8	149,237
North American Classes 5-7	109,307
U.S. Trailers	124,190

        Based on the these production builds, we expect to comply with any financial covenants we may become subject to and believe that our liquidity will be sufficient to fund currently anticipated working capital, capital expenditures, and debt service requirements for at least the next twelve months. However, if our net sales are significantly less than expectations, given the volatility and the calendarization of the production builds as well as the other markets that we serve, or due to the challenging credit markets, we could violate any such financial covenants or have insufficient liquidity. In the event of noncompliance, we would pursue an amendment or waiver. However, no assurances can be given that those forecasts will be accurate.

        Off-Balance Sheet Arrangements.    We do not currently have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. From time to time we may enter into operating leases, letters of credit, or take-or-pay obligations related to the purchase of raw materials that would not be reflected in our balance sheet.

Contractual Obligations and Commercial Commitments

        The following table summarizes our contractual obligations as of December 31, 2009 and the effect such obligations and commitments are expected to have on our liquidity and cash flow in future periods. The table does not reflect the effects of our Plan of Reorganization (other than as described in the footnotes) and does not reflect the Refinancing. See "Unaudited Pro Forma Condensed Consolidated Financial Information" for certain effects of the Plan of Reorganization and "Capitalization" for certain effects of the Refinancing.

	Payments due by period
(in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt(a)	$650.7	$650.7	$—	$—	$—
DIP credit facility	25.0	25.0	—	—	—
Interest on debt(b)	1.3	1.3	—	—	—
Interest rate swap agreement	1.1	1.1	—	—	—
Capital leases	3.1	0.4	0.8	0.6	1.3
Operating leases(c)	38.1	8.7	9.8	6.9	12.7
Purchase commitments(d)	10.4	10.3	0.1	—	—
Other long-term liabilities(e)	169.7	16.0	29.6	32.2	91.9

Total obligations(f)	$899.4	$713.5	$40.3	$39.7	$105.9

(a)
These liabilities were subject to compromise under the Bankruptcy Code as of December 31, 2009. The total amount is reported under the "less than one year" column in the table above due to the fact that we were in default with all of our prepetition debt, as a result of filing for Chapter 11. As of the Effective Date, our long-term debt was reduced to $449.0 million, which is comprised of our $309.0 million postpetition senior credit facility and $140.0 million of convertible notes.

(b)
No interest expense is included for items subject to compromise. Interest on debt presented is the interest calculated on our DIP credit facility, which matured during 2010. This amount was paid on the Effective Date. Interest expense as of the Effective Date for the $449.0 million of our postpetition debt creates future obligations of $205.8 million, which is comprised of $100.7 million for our postpetition senior credit facility and $105.1 million for our convertible notes.

(c)
Subsequent to December 31, 2009, future obligations for certain leases were reduced by $9.0 million.

(d)
The unconditional purchase commitments are principally take-or-pay obligations related to the purchase of certain materials, including natural gas, consistent with customary industry practice.

(e)
Consists primarily of estimated post-retirement and pension contributions for 2010 and estimated future post-retirement and pension benefit payments for the years 2011 through 2019. Amounts for 2020 and thereafter are unknown at this time.

(f)
Since it is not possible to determine in which future period it might be paid, excluded above is the $7.9 million uncertain tax liability recorded in accordance with ASC 740-10, "Income Taxes."

Critical Accounting Policies and Estimates

        Our consolidated financial statements and accompanying notes have been prepared in accordance with GAAP applied on a consistent basis. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting periods.

        We continually evaluate our accounting policies and estimates used to prepare the consolidated financial statements. In general, management's estimates are based on historical experience, on information from third party professionals and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

        Critical accounting policies and estimates are those where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and the impact of the estimates and assumptions on financial condition or operating performance is material. We believe our critical accounting policies and estimates, as reviewed and discussed with the Audit Committee of our board of directors, include accounting for impairment of long-lived assets, goodwill, pensions, and taxes.

        Fresh Start Accounting—Upon our emergence from Chapter 11 bankruptcy proceedings, we adopted Fresh Start Accounting, which requires additional estimates and assumptions related to the fair value of our consolidated balance sheets. The allocations of fair value are based upon preliminary valuation information and other studies that have not yet been completed due to the timing of the emergence from Chapter 11 bankruptcy proceedings and the volume and complexity of the analysis required. It is anticipated that these studies will conclude during the third or fourth quarters of 2010.

        Impairment of Long-Lived Assets—We evaluate long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. In performing the review of recoverability, we estimate future cash flows expected to result from the use of the asset and our eventual disposition. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management's subjective judgments. The time periods for estimating future cash flows is often lengthy, which increases the sensitivity to assumptions made. Depending on the assumptions and estimates used, such as the determination of the primary asset group, the estimated life of the primary asset, and projected profitability, the estimated future cash flows projected in the evaluation of long-lived assets can vary within a wide range of outcomes. We consider the likelihood of possible outcomes in determining the best estimate of future cash flows.

        Accounting for Goodwill and Other Intangible Assets—We review goodwill for impairment annually or more frequently if events or circumstances indicate that the carrying amount of goodwill may be impaired. Recoverability of goodwill is measured by a comparison of the carrying value to the implied fair value. If the carrying amount exceeds its fair value, an impairment charge is recognized to the extent that the implied fair value exceeds its carrying value. The implied fair value of goodwill is the residual fair value, if any, after allocating the fair value to all of the assets (recognized and unrecognized) and all of the liabilities. We estimate fair value using a combination of market value approach using quoted market prices of comparable companies and an income approach using discounted cash flow projections.

        The income approach uses a projection of estimated cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. The projection uses management's best estimates of economic and market conditions over the projected period including growth rates in sales, costs, estimates of future expected changes in operating margins and capital expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements.

        A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in our expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in the business climate; unanticipated competition; and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our consolidated financial statements.

        The midpoint of the range of fair values of our reorganization values from our Plan of Reorganization, which was approved by the bankruptcy court, was used as our fair value. Based on our allocation to our reporting units of the midpoint of reorganization values, step one of the annual impairment test passed, and we were not required to complete step two. Pursuant to the Fresh Start Accounting we have adopted, the reorganization value was allocated to the assets of the Successor Company. Based on the preliminary allocation, as reflected herein, goodwill and intangibles under Fresh-Start Accounting were materially different from amounts recorded as of December 31, 2009.

        We review other intangibles for impairment annually or more frequently if events or circumstances indicate that the carrying amount of trademarks may be impaired. If the carrying amount exceeds the fair value (determined by calculating a fair value based upon a discounted cash flow of an assumed royalty rate—relief of royalty method), impairment of the trademark may exist resulting in a charge to earnings to the extent of impairment.

        Pensions and Other Post-Employment Benefits—We account for our defined benefit pension plans and other post-employment benefit plans in accordance with ASC 715-30, "Defined Benefit Plans—Pensions," ASC 715-60, "Defined Benefit Plans—Other Postretirement," and ASC 715-20, "Defined Benefit Plans—General," which require that amounts recognized in financial statements be determined on an actuarial basis. As permitted by ASC 715-30, we use a smoothed value of plan assets (which is further described below). ASC 715-30 requires that the effects of the performance of the pension plan's assets and changes in pension liability discount rates on our computation of pension income (cost) be amortized over future periods. ASC 715-20 requires an employer to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare, and other postretirement plans in their financial statements.

        The most significant element in determining our pension income (cost) in accordance with ASC 715-30 is the expected return on plan assets and discount rates. In 2009, we assumed that the expected long-term rate of return on plan assets would be 7.75% for our U.S. plans and 7.00% for our Canadian plans. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. This produces the expected return on plan assets that is included in pension income (cost). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (cost).

        The expected return on plan assets is reviewed annually, and if conditions should warrant, will be revised. If we were to lower this rate, future pension cost would increase. We currently anticipate no change in our long-term rate of return assumption in 2010 for any of our U.S. and Canada plans.

        At the end of each year, we determine the discount rates to be used to calculate the present value of each of the plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, we look to rates of return on high-quality, fixed-income investments that receive one of the two highest ratings given by a recognized ratings agency. At December 31, 2009, we determined the blended rate to be 6.11%. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, has been deferred, in accordance with ASC 715-30.

        For the fiscal year ended December 31, 2009, we recognized consolidated pretax pension cost of $6.5 million compared to $3.1 million in 2008. We currently expect to contribute $12.3 million to our pension plans during 2010, however, we may elect to adjust the level of contributions based on a number of factors, including performance of pension investments, changes in interest rates, and changes in workforce compensation.

        For the fiscal year ended December 31, 2009, we recognized a consolidated pre-tax post-retirement welfare benefit cost of $1.9 million compared to $2.2 million in 2008. We expect to contribute $3.8 million during 2010 to our post-retirement welfare benefit plans.

        Income Taxes—Management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets, liabilities and any valuation allowances recorded against the deferred tax assets. We evaluate quarterly the realizability of our net deferred tax assets by assessing the valuation allowance and adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and the availability of tax planning strategies that can be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. Factors that may affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in sales or margins, or loss of market share.

        We operate in multiple jurisdictions and are routinely under audit by federal, state and international tax authorities. Exposures exist related to various filing positions that may require an extended period of time to resolve and may result in income tax adjustments by the taxing authorities. Reserves for these potential exposures that have been established represent management's best estimate of the probable adjustments. On a quarterly basis, management evaluates the reserve amounts in light of any additional information and adjusts the reserve balances as necessary to reflect the best estimate of the probable outcomes. We believe that we have established the appropriate reserve for these estimated exposures. However, actual results may differ from these estimates. The resolution of these matters in a particular future period could have an impact on our consolidated statement of operations and provision for income taxes.

Recent Developments

New Accounting Pronouncements

        In January 2010, the Financial Accounting Standards Board, which we refer to as "FASB," issued ASU 2010-6, "Improving Disclosures about Fair Value Measurements," which requires interim disclosures regarding significant transfers in and out of Level 1 and Level 2 fair value measurements. Additionally, this ASU requires disclosure for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements. These disclosures are required for fair value measurements that fall in either Level 2 or Level 3. Further, the ASU requires separate presentation of Level 3 activity for the fair value measurements. We adopted the interim disclosure requirements under this standard during the nine-month period ended September 30, 2010, with the exception of the separate presentation in the Level 3 activity rollforward, which is not effective until fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.

Compensation Programs and Policies Risk Assessment

        We conducted a risk assessment of our compensation programs and policies from a legal, human resources, auditing and risk management perspective and reviewed and discussed this assessment with the compensation committee. Based on this assessment we concluded that we do not have any compensation programs or practices which would reasonably likely have a material adverse effect our business.

Effects of Inflation

        The effects of inflation were not considered material during fiscal years 2009, 2008, or 2007.

Quantitative and Qualitative Disclosure about Market Risk

        In the normal course of doing business, we are exposed to the risks associated with changes in foreign exchange rates, raw material/commodity prices, and interest rates. We use derivative instruments to manage these exposures. The objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures.

Foreign Currency Risk

        Certain forecasted transactions, assets, and liabilities are exposed to foreign currency risk. We monitor our foreign currency exposures to maximize the overall effectiveness of our foreign currency derivatives. The principal currency of exposure is the Canadian dollar. From time to time, we use foreign currency financial instruments to offset the impact of the variability in exchange rates on our operations, cash flows, assets and liabilities. At September 30, 2010, we had no open foreign exchange contracts.

        Foreign currency derivative contracts provide only limited protection against currency risks. Factors that could impact the effectiveness of our currency risk management programs include accuracy of sales estimates, volatility of currency markets and the cost and availability of derivative instruments.

        The counterparty to the foreign exchange contracts is a financial institution with an investment grade credit rating. The use of forward contracts protects our cash flows against unfavorable movements in exchange rates, to the extent of the amount under contract.

Raw Material/Commodity Price Risk

        We rely upon the supply of certain raw materials and commodities in our production processes, and we have entered into firm purchase commitments for certain metals and natural gas. Additionally, from time to time, we use commodity price swaps and futures contracts to manage the variability in certain commodity prices on our operations and cash flows. At September 30, 2010, we had no open commodity price swaps or futures contracts.

Interest Rate Risk

        We use long-term debt as a primary source of capital. The following table presents the principal cash repayments and related weighted average interest rates by maturity date for our long-term fixed-rate debt and other types of long-term debt at September 30, 2010:

(Dollars in thousands)	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Long-term Debt:
Fixed Rate	—	—	—	—	—	$455,250	$455,250	$634,874
Average Rate	—	—	—	—	—	8.86%	8.86%
Variable Rate	—	—	—	—	$—	—	$—	$—
Average Rate	—	—	—	—	—%	—	—%

        The carrying value of our $145.3 million aggregate principal amount of convertible notes is disclosed on our condensed consolidated balance sheet at $285.3 million, which considers the fair value of the conversion option and accrued PIK interest, as of September 30, 2010. The table above represents the face value of the debt instrument with a fixed rate of interest of 7.5%.

        We have used interest rate swaps to alter interest rate exposure between fixed and variable rates on a portion of our long-term debt. As of December 31, 2009, we had one interest rate swap agreement to exchange, at specified intervals, the difference between 3.81% from March 2008 through March 2010, and the variable rate interest amounts calculated by reference to the notional principal amount of $125 million. As of December 31, 2009, we had a liability of $1.1 million included in accrued and other liabilities on the consolidated balance sheet. On March 10, 2010 we terminated the swap agreement and paid the outstanding liability.

Controls and Procedures

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

        As required by SEC Rule 13a-15(b), we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

        Changes in Internal Control Over Financial Reporting.    There have been no changes to our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Legal Proceedings

        Neither we nor any of our subsidiaries is a party to any legal proceeding which, in the opinion of management, would have a material adverse effect on our business or financial condition. However, we from time-to-time are involved in ordinary routine litigation incidental to our business, including actions related to product liability, contractual liability, intellectual property, workplace safety and environmental claims. We establish reserves for matters in which losses are probable and can be reasonably estimated. While we believe that we have established adequate accruals for our expected future liability with respect to our pending legal actions and proceedings, we cannot assure you that our liability with respect to any such action or proceeding would not exceed our established accruals. Further, we cannot assure that litigation having a material adverse affect on our financial condition will not arise in the future.

BUSINESS

Our Company

        We are one of the largest manufacturers and suppliers of commercial vehicle components in North America, offering one of the broadest product lines to the commercial vehicle industry. We believe that we have the number one or number two market position in a variety of heavy- and medium-duty commercial vehicle products including: steel wheels, forged aluminum wheels, brake drums, disc wheel hubs, metal bumpers and seating assemblies. We market our products under some of the most recognized brand names in the industry, including Accuride, Bostrom, Brillion, Fabco, Gunite, Highway Original and Imperial. We have long-standing relationships with the leading OEM and the related aftermarket channels in most major segments of the commercial vehicle market, including heavy- and medium-duty trucks, commercial trailers, light trucks, buses, as well as specialty and military vehicles. For the fiscal year ended December 31, 2008, we reported net sales of $931.4 million and Adjusted EBITDA of $79.0 million. For the fiscal year ended December 31, 2009, we reported net sales of $570.2 million and Adjusted EBITDA of $23.7 million. For the nine-month period ended September 30, 2010, we generated net sales of $570.3 million and Adjusted EBITDA of $51.1 million. For a reconciliation of Adjusted EBITDA to the closest related GAAP measure, net income (loss), see footnote (d) to "—Summary Historical and Pro Forma Financial Information and Other Data."

        Our primary product lines are designated as standard equipment by a majority of North American heavy- and medium-duty truck OEMs, providing us with a significant competitive advantage. We believe that a majority of all heavy- and medium-duty truck models manufactured in North America contain one or more of our components. For the fiscal year ended December 31, 2009, we sold approximately 51% of our products to heavy- and medium-duty truck and commercial trailer OEMs and approximately 32% to the related aftermarkets. The remainder of our sales were made to customers in the light truck, specialty and military vehicle and other industrial markets. We continue to pursue growth in sales to the aftermarket, which we believe complements our original equipment business due to its relative stability and higher profit margins. In addition, we continue to pursue increased sales to military OEMs, particularly sales of wheel assemblies and wheel-end components, which we believe provide a robust growth opportunity as well as the opportunity to partially offset the cyclicality of our primary commercial vehicle market.

        Our diversified customer base includes substantially all of the leading commercial vehicle OEMs, such as DTNA, with its Freightliner and Western Star brand trucks, PACCAR, with its Peterbilt and Kenworth brand trucks, Navistar, with its International brand trucks, and Volvo/Mack, with its Volvo and Mack brand trucks. Our primary commercial trailer customers include leading commercial trailer OEMs, such as Great Dane, Wabash and Utility. Our major light truck customer is General Motors Company. We have established relationships of more than 20 years with many of these leading OEM customers. Our product portfolio is supported by strong sales, marketing and design engineering capabilities with 17 strategically located, technologically-advanced manufacturing facilities across the U.S., Mexico and Canada.

Our Competitive Strengths

        Leading market positions and strong brands.    We are among North America's largest companies serving the heavy- and medium-duty truck OEMs and the related aftermarkets, supplying a broad range of commercial vehicle components. We expect our broad product portfolio, established brand names and dedicated sales force to help us maintain and improve our strong market position by enhancing our ability to cross-sell products, increase our content per vehicle and market ourselves as a broad-based provider of commercial vehicle components to our customers. Our leading market shares and longstanding relationships with our customers provide us the opportunity to further build upon our content per vehicle. We offer an extensive portfolio of products for commercial vehicles that we believe to be technologically superior and, as a broad-based provider, have the ability to serve many of our customers' needs. We seek to continue to increase the number of truck platforms on which our products are standard equipment, which also contributes to the growth of our aftermarket business. Based on internal market data, we believe that we have leading market share positions in several of our business segments. For example, we believe that we have the number one or number two market position in heavy- and medium-commercial vehicle products with respect to the following products:

Estimated Market Position in Key Products

Product Line	Brand	Rank
Steel wheels	Accuride	#1
Forged aluminum wheels	Accuride	#2
Brake drums	Gunite	#1
Disc wheel hubs	Gunite	#2
Metal bumpers	Imperial	#2
Seating assemblies	Bostrom	#2

        Broad-based product portfolio.    We believe we have one of the broadest product portfolios in the North American commercial vehicle components industry. This product diversity provides us with a competitive advantage because it allows us to meet more of our customers' needs as they increasingly outsource production and seek to streamline their supplier base. Our diversification also enables us to capitalize on growth in different end markets while limiting exposure to any one product line, technology, end-market or customer. The following charts describes our approximate 2009 net sales by end market and customer.

By End Market	By Customer

        Strong, long-term customer relationships.    We have successfully developed strong relationships with all of the primary North American commercial vehicle OEMs by offering a broad range of high quality products and through targeted sales and marketing efforts. We have a dedicated sales force located near major customers such as DTNA, PACCAR, Volvo/Mack and Navistar with additional field personnel positioned throughout North America to service other OEMs, independent distributors and trucking fleets. In addition, our research and development personnel work closely with customer engineering groups to develop new proprietary products and improve existing products and manufacturing processes. The strength of our customer relationships is reflected by the fact that for over ten years our largest and most important products, wheel products, have been standard equipment at the majority of the North American heavy- and medium-duty truck OEMs. We have long-term relationships with our larger customers, many of whom have purchased components from us or our predecessors for more than 45 years. We garner repeat business through our reputation for quality and our position as standard equipment on a variety of truck platforms.

        Significant and growing aftermarket presence.    The respective aftermarket portions of our business represent a less cyclical, recurring and higher margin portion of our business, and we have recently increased our efforts to further penetrate this market and gain market share. In 2009, we created a new aftermarket division as part of our operational restructuring initiatives. This initiative consolidated our aftermarket facilities into one business unit, improving our ability to service customers of all sizes. Within this newly-created division, we have a group of salespeople who provide aftermarket sales coverage for our various products, particularly wheels, wheel-ends, and seating assemblies.

        Modern and strategically located manufacturing facilities.    Our facilities are strategically located within relatively close proximity of many of our customers, facilitating more effective and efficient customer service, while reducing customer freight charges. Since 2006, we have invested over $80 million to expand, improve and optimize our facilities, including the wide use of robotics and increased automation. These investments have significantly lowered overall labor costs while still producing components of high quality. Our enhanced facilities have available capacity to meet projected demand for the vast majority of our products and require only modest capital expenditures to increase capacity selectively and lower overall manufacturing costs.

        Significant barriers to entry.    Our businesses have considerable barriers to entry, including the following: significant capital investment and research and development requirements; stringent OEM technical and manufacturing requirements; just-in-time delivery requirements to meet OEM volume demand; and strong name-brand recognition. Competition from non-U.S. manufacturers is constrained in the markets in which we compete due to factors including high shipping costs, quality concerns given the safety aspect of many of our products, the need to be responsive to order changes on short notice, unique North American design requirements and the small labor component of most of our products.

        Proven and experienced management team.    Our senior management team has almost 150 years of combined experience, including strong execution experience in cyclical manufacturing environments. The expertise and strength of our management team has resulted in tangible successes carrying out our restructuring program and maintaining our strong market presence and reputation as an industry leader.

Our Strategy

        We believe that our strong competitive position, in combination with the restructuring initiatives that we have implemented, will enable us to significantly benefit from the anticipated growth in the North American commercial vehicle market as the economy recovers. We are committed to enhancing our sales, profitability and cash flows through the following strategies:

        Enhance market position through organic growth and further product diversification. We have a multi-pronged growth strategy that includes initiatives to continue to increase market share, add new products and increase customer penetration. Our strategy is focused on providing customer-driven solutions that will strengthen our customer relationships and drive higher organic growth. We intend to leverage our position as a diverse supplier of commercial vehicle components to sell a broader line of products to existing customers and increase content per vehicle. We have and will continue to seek to expand our product offering to provide customers with value-added solutions, which we expect will include new technologies that improve performance and reliability when compared to existing product offerings. We intend to continue to diversify our end market exposure and further expand into adjacent markets such as bus, military and construction where we can add value to those businesses.

        Increase products under standard supplier arrangements.    We provide standard content to a majority of truck platforms at each of DTNA, PACCAR, and Navistar and trailer platforms at Wabash, Great Dane and Utility. We continue to focus on these relationships in order to become the standard supplier for additional products and truck platforms. We believe that we have opportunities to increase the number of platforms on which we are the standard supplier as well as the number of products for which we are the primary supplier. Such an increase in content per vehicle would allow us to gain market share and drive revenue growth both with and without increased OEM production levels. We also expect that an increase in our standard supplier positions will contribute to the continued growth of our aftermarket business.

        Expand truck aftermarket penetration.    The aftermarket segment represents a less cyclical, recurring and higher profit margin portion of our business. Effective May 2009, we implemented a consolidated aftermarket distribution strategy for our wheels, wheel-ends, seating, and newly-created Highway Original aftermarket brand. As a result, customers can now order steel and aluminum wheels, brake drums/rotors, automatic slack adjusters, seats, bumpers, fuel tanks, and battery boxes on one purchase order, improving freight efficiencies and improved inventory turns for our customers. We believe this capability provides a strategic advantage over our single product line competitors. The new aftermarket infrastructure enables us to expand direct shipments from our manufacturing plant to larger aftermarket customers utilizing a virtual distribution strategy that allows us to maintain and enhance our competitiveness by eliminating unnecessary freight and handling through the new distribution center. We seek to continue to expand our aftermarket penetration to leverage the large installed base for our products and increase the use of our replacement parts.

        Growth opportunities in military and specialty markets.    We have opportunities to broaden our product offering and leverage existing customer relationships to include additional truck parts, military applications and other industrial products using similar manufacturing processes. We believe these markets provide a robust growth opportunity as well as the opportunity to offset the cyclicality of our primary commercial vehicle market. Over the past five years, we have developed, tested and qualified approximately two dozen different military and specialty application wheels. We are currently a wheel supplier on several military and specialty platforms within the FHTV (Family of Heavy Tactical Vehicles), FMTV (Family of Medium Tactical Vehicles), and MRAP (Mine Resistant Ambush Protected) military vehicle categories, as well as ARFF (Airport Rescue Firefighting) vehicle platforms. Sales in the military and specialty market increased from approximately $5 million in 2006 to over $30 million in 2009. We continue to vigorously pursue new business awards on additional military and specialty platforms and to broaden content on existing platforms beyond wheels to include other products. This growth initiative leverages our sales, engineering, and production resources to drive growth in the military and specialty segment. This initiative further aims to capture additional content at new and current customers producing military and specialty vehicles and equipment.

        Expand our geographic footprint through growth opportunities in international markets.    We intend to expand our geographic footprint to provide Accuride products to customers in Europe, South America and Asia. We believe that there are significant growth opportunities in these markets and we are currently exploring different alternatives. For instance, we have introduced our aluminum wheels in Europe and we are looking to expand our strong Accuride brand in Asia through potential joint ventures and strategic partnerships.

        Continue to improve operational efficiency and cost position through business optimization.    We believe that we have a highly competitive cost structure. Over the past several years, we have reduced our fixed costs and increased our operating efficiencies, resulting in a lower fixed cost structure. We have streamlined operations through the addition of more efficient manufacturing capabilities, the consolidation and integration of some of our manufacturing plants and reduced headcount. Efficiency improvements have increased our manufacturing capacity, positioning us more favorably to meet the projected growth in North American truck demand. After emerging from Chapter 11 bankruptcy proceedings, we continue to be focused and disciplined in the management of our costs, working capital, and cash balance. One near-term objective is to improve average payment terms on our accounts payable to our vendors, which would lead to a significant cash flow improvement. Going forward, we plan to continue to lower our cost structure by focusing on initiatives to further reduce our fixed cost base as well as material and labor costs which may include continued rationalization and optimization of facilities, new product designs and automation. We expect that these actions will improve our competitive position and should enable us to improve profitability and cash flow as the market recovers.

Product Overview

        We believe we design, produce, and market one of the broadest portfolios of commercial vehicle components in the industry. We classify our products under several categories, which include wheels, wheel-end components and assemblies, truck body and chassis parts, seating assemblies, and other commercial vehicle components. The following describes our major product lines and brands.

Wheels (approximately 42% of our 2009 net sales, 42% of our 2008 net sales, and 47% of our 2007 net sales)

        We are the largest North American manufacturer and supplier of wheels for heavy- and medium-duty trucks and commercial trailers. We offer the broadest product line in the North American heavy- and medium-duty wheel industry and are the only North American manufacturer and supplier of both steel and forged aluminum heavy- and medium-duty wheels. We also produce wheels for commercial trailers, light trucks, buses, as well as specialty and military vehicles. We market our wheels under the Accuride brand. A description of each of our major products is summarized below:

  •
  Heavy- and medium-duty steel wheels.  We offer the broadest product line of steel wheels for the heavy- and medium-duty truck and commercial trailer markets. The wheels range in diameter from 17.5" to 24.5" and are designed for load ratings ranging from 2,400 to 13,000 lbs. We also offer a number of coatings and finishes which we believe provide the customer with increased durability and exceptional appearance. We are the standard steel wheel supplier to most North American heavy- and medium-duty truck OEMs and to a number of North American trailer OEMs.

  •
  Heavy- and medium-duty aluminum wheels.  We offer a full product line of aluminum wheels for the heavy- and medium-duty truck and commercial trailer markets. The wheels range in diameter from 19.0" to 24.5" and are designed for load ratings ranging from 7,000 to 13,000 lbs. Aluminum wheels are generally lighter in weight, more readily stylized, and approximately 3.5 times as expensive as steel wheels.

  •
  Light truck steel wheels.  We manufacture light truck single and dual steel wheels that range in diameter from 16" to 20" for customers such as General Motors. We are focused on larger diameter wheels designed for select truck platforms used for carrying heavier loads.

  •
  Military wheels.  We produce steel and aluminum wheels for military applications under the Accuride brand name.

        With regard to our wheels product segment, we believe that steel wheels represent approximately two-thirds of the total North American market (by volume) for commercial vehicle wheels.

Wheel-End Components and Assemblies (approximately 27% of our 2009 net sales, 23% of our 2008 net sales, and 20% of our 2007 net sales)

        We are the leading North American supplier of wheel-end components and assemblies to the heavy- and medium-duty truck markets and related aftermarket. We market our wheel-end components and assemblies under the Gunite brand. We produce four basic wheel-end assemblies: (1) disc wheel hub/brake drum; (2) spoke wheel/brake drum; (3) spoke wheel/brake rotor; and (4) disc wheel hub/brake rotor. We also manufacture a full line of wheel-end components for the heavy- and medium-duty truck markets, such as brake drums, disc wheel hubs, spoke wheels, rotors and automatic slack adjusters. The majority of these components are critical to the safe operation of vehicles. A description of each of our major wheel-end components is summarized below:

  •
  Disc wheel hubs.  We manufacture a complete line of traditional ferrous disc wheel hubs for heavy- and medium-duty trucks and commercial trailers. A disc wheel hub is the connecting piece between the brake system and the axle upon which the wheel and tire are mounted. In addition, we offer a line of lightweight cast iron hubs that provide users with improved operating efficiency. Our lightweight hubs utilize advanced metallurgy and unique structural designs to offer both significant weight savings and lower costs due to fewer maintenance requirements. Our product line also includes finely machined hubs for anti-lock braking systems, or ABS, which enhance vehicle safety.

  •
  Spoke wheels.  Due to their greater strength and reduced downtime, we manufacture a full line of spoke wheels for heavy- and medium-duty trucks and commercial trailers. While disc wheel hubs have begun to displace spoke wheels, they are still popular for severe-duty applications such as off-highway vehicles, refuse vehicles, and school buses. Our product line also includes finely machined wheels for ABS systems, similar to our disc wheel hubs.

  •
  Brake drums.  We offer a variety of heavy- and medium-duty brake drums for truck, commercial trailer, bus, and off-highway applications. A brake drum is a braking device utilized in a "drum brake" which is typically made of iron and has a machined surface on the inside. When the brake is applied, air or brake fluid is forced, under pressure, into a wheel cylinder which, in turn, pushes a brake shoe into contact with the machined surface on the inside of the drum and stops the vehicle. Our brake drums are custom-engineered to exact requirements for a broad range of applications, including logging, mining, and more traditional over-the-road vehicles. To ensure product quality, we continually work with brake and lining manufacturers to optimize brake drum and brake system performance. Brake drums are our primary aftermarket product. The aftermarket opportunities in this product line are substantial as brake drums continually wear with use and eventually need to be replaced, although the timing of such replacement depends on the severity of use.

  •
  Disc brake rotors.  We develop and manufacture durable, lightweight disc brake rotors for a variety of heavy-duty truck applications. A disc rotor is a braking device that is typically made of iron with highly machined surfaces. Once a disc brake is applied, brake fluid from the master cylinder is forced into a caliper where it presses against a piston, which then squeezes two brake pads against the disc rotor and stops the vehicle. Disc brakes are generally viewed as more efficient, although more expensive, than drum brakes and are often found in the front of a vehicle with drum brakes often located in the rear. We manufacture ventilated disc brake rotors that significantly improve heat dissipation as required for applications on Class 7 and Class 8 vehicles. We offer one of the most complete lines of heavy-duty and medium-duty disc brake rotors in the industry.

  •
  Automatic slack adjusters.  Automatic slack adjusters react to, and adjust for, variations in brake shoe-to-drum clearance and maintain the proper amount of space between the shoe and drum. Our automatic slack adjusters automatically adjust the brake shoe-to-brake drum clearance, ensuring that this clearance is always constant at the time of braking. The use of automatic slack adjusters reduces maintenance costs, improves braking performance and minimizes side-to-pull and stopping distance.

Truck Body and Chassis Parts (approximately 13% of our 2009 net sales, 12% of our 2008 net sales, and 14% of our 2007 net sales)

        We are a leading supplier of truck body and chassis parts to heavy- and medium-duty truck manufacturers. We fabricate a broad line of truck body and chassis parts under the Imperial and

Highway Original brand names, including bumpers, battery and toolboxes, crown assemblies, fuel tanks, roofs, fenders, and crossmembers. We also provide a variety of value-added services, such as chrome plating and polishing, hood assembly, and the kitting and assembly of exhaust systems.

        We specialize in the fabrication of components requiring a significant amount of tooling or customization. Our truck body and chassis parts manufacturing operations are characterized by low-volume production runs. Additionally, because each truck is uniquely customized to end user specifications, we have developed flexible production systems that are capable of accommodating multiple variations for each product design. A description of each of our major truck body and chassis parts is summarized below:

  •
  Bumpers.  We manufacture a wide variety of steel bumpers, as well as polish and chrome these products with pre-plate and decorative polishing to meet specific OEM requirements, for our new Highway Original aftermarket brand and private label aftermarket requirements.

  •
  Fuel tanks.  We manufacture and assemble aluminum and steel fuel tanks, fuel tank ends and fuel tank straps, as well as polish fuel tanks for OEM and for our Highway Original aftermarket customers.

  •
  Battery boxes and toolboxes.  We design and manufacture, as well as polish, steel and aluminum battery and toolboxes for our heavy-duty truck OEM customers and our new Highway Original aftermarket brand.

  •
  Front-end crossmembers.  We fabricate and assemble front-end crossmembers for heavy-duty trucks. A crossmember is a structural component of a chassis. These products are manufactured from heavy steel and assembled to customer line-set schedules.

  •
  Muffler assemblies.  We fabricate, assemble and polish muffler assemblies consisting of large diameter exhaust tubing assembled with a muffler manufactured by a third party.

  •
  Crown assemblies and components.  We manufacture multiple styles of crown assemblies and components. A crown assembly is the highly visible front grill and nameplate of the truck. These products are fabricated from both steel and aluminum and are chrome-plated and polished.

  •
  Other products.  We fabricate a wide variety of structural components/assemblies and chrome-plate and polish numerous other components for truck manufacturers, bus manufacturers, OEM and aftermarket suppliers. These products include fenders, exhaust components, sun visors, windshield masts, step assemblies, quarter fender brackets, underbells, fuel tank supports, hood inner panels, door assemblies, dash panel assemblies, outrigger assemblies, diesel particulate filter housings, and various other components.

Seating Assemblies (approximately 4% of our 2009 net sales, 4% of our 2008 net sales, and 5% of our 2007 net sales)

        Under the Bostrom brand name, we design, engineer and manufacture air suspension and static seating assemblies for heavy- and medium-duty trucks, the related aftermarket, and school and transit buses. The majority of North American heavy-duty truck manufacturers offer our seats as standard equipment or as an option.

        Seating assemblies are primarily differentiated on comfort, price, and quality, with driver comfort being especially important given the substantial amount of time that truck drivers spend on the road. Our seating assemblies typically utilize a "scissor-type" suspension, which we believe offers superior cushioning for the driver.

Other Components (approximately 14% of our 2009 net sales, 19% of our 2008 net sales, and 15% of our 2007 net sales)

        We produce other commercial vehicle components, including steerable drive axles and gearboxes as well as engine and transmission components.

  •
  Steerable drive axles and gear boxes.  We believe we are a leading supplier of steerable drive axles, gearboxes and related parts for heavy- and medium-duty on/off highway trucks, military and utility vehicles under the Fabco brand name. Our axles and gearboxes are used by most major North American heavy- and medium-duty truck manufacturers and modification centers. We also supply replacement parts for all of our axles and gearboxes to OEMs and, in some cases, directly to end users. Our quick turnaround of such parts minimizes the need for our customers to maintain their own parts inventory.

  •
  Transmission and engine-related components.  We believe we are a leading manufacturer of transmission and engine-related components to the heavy- and medium-duty truck markets under the Brillion brand name, including flywheels, transmission and engine-related housings and chassis brackets.

  •
  Industrial components.  We produce components for a wide variety of applications to the industrial machinery and construction equipment markets under the Brillion brand name, including flywheels, pump housings, small engine components, and other industrial components. Our industrial components are made to specific customer requirements and, as a result, our product designs are typically proprietary to our customers.

  •
  Non-powered farm equipment.  Effective November 1, 2010, we sold substantially all of the assets related to our Brillion Farm Equipment operating segment. Prior to that time, we also designed, manufactured and marketed a line of non-powered farm equipment and landscaping products for the "behind-the-tractor" market, including pulverizers, pulvi-mulchers, conservation tillage tools, sub soilers, strip-tillage, chisel plows, turn and agricultural grass seeders, field cultivators, and flail shredders under the Brillion brand name.

Customers

        We market our components to more than 1,000 customers, including a majority of the major North American heavy- and medium-duty truck and commercial trailer OEMs, as well as to the major aftermarket suppliers, including OEM dealer networks, wholesale distributors, and aftermarket buying groups. Our largest customers are Navistar, PACCAR, DTNA, and Volvo/Mack, which combined accounted for approximately 55% of our net sales in 2009, and individually constituted approximately 19%, 16%, 14%, and 7%, respectively, of our 2009 net sales. We have long-term relationships with our larger customers, many of whom have purchased components from us or our predecessors for more than 45 years. We garner repeat business through our reputation for quality and position as a standard supplier for a variety of truck lines. We believe that we will continue to be able to effectively compete for our customers' business due to the high quality of our products, the breadth of our product portfolio, and our continued product innovation.

Sales and Marketing

        We have an integrated, corporate-wide sales and marketing group. We have dedicated salespeople and sales engineers who reside near the headquarters of each of the four major truck OEMs and who spend substantially all of their professional time coordinating new sales opportunities and developing our relationship with the OEMs. These sales professionals function as a single point of contact with the OEMs, providing "one-stop shopping" for all of our products. Each brand has marketing personnel who, together with applications engineers, have in-depth product knowledge and provide support to the designated OEM salespeople.

        We also have fleet sales personnel focused on our wheels, wheel-end and seating assembly markets who seek to develop relationships directly with fleets to create "pull-through" demand for our products. This effort is intended to help convince the truck and trailer OEMs to designate our products as standard equipment and to create sales by encouraging fleets to specify our products on the equipment that they purchase, even if our product is not standard equipment. This same group provides aftermarket sales coverage for our various products, particularly wheels, wheel-end components, and seating assemblies. These salespeople promote and sell our products to the aftermarket, including OEM dealers, warehouse distributors and aftermarket buying groups.

        Effective May 2009, we implemented a consolidated aftermarket distribution strategy for our wheels, wheel-ends, seating, and newly-created Highway Original aftermarket brand. In support of this initiative, we closed two existing warehouses and opened a new distribution center strategically located in the Indianapolis, Indiana, metropolitan area. As a result, customers can now order steel and aluminum wheels, brake drums/rotors, automatic slack adjusters, seats, bumpers, fuel tanks, and battery boxes on one purchase order, improving freight efficiencies and improved inventory turns for our customers. We believe this capability provides a strategic advantage over our single product line competitors. The new aftermarket infrastructure enables us to expand our manufacturing plant direct shipments to larger aftermarket customers utilizing a virtual distribution strategy that allows us to maintain and enhance our competitiveness by eliminating unnecessary freight and handling through the new distribution center.

International Sales

        We consider sales to customers outside of the U.S. as international sales. International sales for the years, ended December 31, 2009, 2008, and 2007 are as follows:

(dollars in millions, except for percentages)	International Sales	Percent of Net Sales
2009	$80.0	14.0%
2008	$156.5	16.8%
2007	$192.3	19.0%

        For additional information, see the consolidated financial statements and related notes included elsewhere in this offer to convert and consent solicitation/prospectus.

Manufacturing

        We operate 17 facilities, which are characterized by advanced manufacturing capabilities, in North America. Our U.S. manufacturing operations are located in Alabama, California, Illinois, Indiana, Kentucky, Ohio, Pennsylvania, Tennessee, Texas, Virginia, Washington, and Wisconsin. In addition, we have manufacturing facilities in Canada and Mexico. These facilities are strategically located to meet our manufacturing needs and the demands of our customers.

        All of our significant operations are QS-9000/TS 16949 certified, which means that they comply with certain quality assurance standards for truck components suppliers. We believe our manufacturing operations are highly regarded by our customers, and we have received numerous quality awards from our customers including PACCAR's Preferred Supplier award and DTNA's Masters of Quality award.

Competition

        We operate in highly competitive markets. However, no single manufacturer competes with all of the products manufactured and sold by us in the heavy-duty truck market, and the degree of competition varies among the different products that we sell. In each of our markets, we compete on the basis of price, manufacturing and distribution capabilities, product quality, product design, product line breadth, delivery, and service.

        The competitive landscape for each of our brands is unique. Our primary competitors in the wheel markets include Alcoa Inc. and Hayes Lemmerz International, Inc. The competitors in the wheel-ends and assemblies markets for heavy-duty trucks and commercial trailers are ArvinMeritor, Inc., Consolidated Metco Inc., and Webb Wheel Products Inc. The truck body and chassis parts markets are fragmented and characterized by many small private companies. The seating assemblies market has a limited number of competitors, with National Seating Company as our main competitor. Our major competitors in the industrial components market include ten to twelve foundries operating in the Midwest and Southern regions of the U.S. and Mexico. ArvinMeritor, Marmon Herrington and Cushman are the primary competitors in the steerable drive axle and gear box market.

Raw Materials and Suppliers

        We typically purchase steel for our wheel products from a number of different suppliers by negotiating high-volume contracts with terms ranging from one to two years. While we believe that our supply contracts can be renewed on acceptable terms, we may not be able to renew these contracts on such terms or at all. However, we do not believe that we are overly dependent on long-term supply contracts for our steel requirements as we have alternative sources available if need requires. Furthermore, it should be understood that the domestic steel industry, under normal circumstances, does not have the capacity to support the economy at large and the market thus depends on a certain level of imports. Depending on market dynamics and raw material availability, the market is occasionally in tight supply, which may result in occasional industry allocations and surcharges.

        We obtain aluminum for our wheel products through third-party suppliers. We believe that aluminum is readily available from a variety of sources. Aluminum prices have been volatile from time-to-time. We attempt to minimize the impact of such volatility through selected customer supported hedge agreements, supplier agreements and contractual price adjustments with customers.

        Major raw materials for our wheel-end and industrial component products are steel scrap and pig iron. The availability and price of steel scrap and pig iron are subject to market forces largely beyond our control, including North American and international demand for steel scrap and pig iron, freight costs, speculation, foreign exchange rates and governmental regulation. While we do not have any long-term contractual commitments with any steel scrap or pig iron suppliers, we do not anticipate having any difficulty in obtaining steel scrap or pig iron due to the large number of potential suppliers and our position as a major purchaser in the industry. In addition, at present, a portion of the increases in steel scrap prices for our wheel-ends and industrial components are passed-through to most of our customers by way of a fluctuating surcharge, which is calculated and adjusted on a periodic basis. However, we are not always able, and may not be able in the future, to pass on increases in the price of raw steel or aluminum to our customers on a timely basis or at all. Other major raw materials include silicon sand, binders, sand additives and coated sand, which are generally available from multiple sources. Coke and natural gas, the primary energy sources for our melting operations, have historically been generally available from multiple sources, and electricity, another of these energy sources, has historically been generally available.

        The main raw materials for our truck body and chassis parts are sheet and formed steel and aluminum. Price adjustments for these raw materials are passed- through to our largest customers for those parts on a contractual basis. We purchase major fabricating and seating materials, such as fasteners, steel, foam, fabric and tube steel, from multiple sources, and these materials have historically been generally available.

Employees and Labor Unions

        As of September 30, 2010, we had approximately 3,022 employees, of which 657 were salaried employees with the remainder paid hourly. Unions represent approximately 1,739 of our employees, which is approximately 58% of our total employees. We have collective bargaining agreements with several unions, including: (1) the United Auto Workers; (2) the International Brotherhood of Teamsters; (3) the United Steelworkers; (4) the International Association of Machinists and Aerospace Workers; (5) the National Automobile, Aerospace, Transportation, and General Workers Union of Canada; and (6) El Sindicato Industrial de Trabajadores de Nuevo Leon.

        Each of our unionized facilities has a separate contract with the union that represents the workers employed at such facility. The union contracts expire at various times over the next few years with the exception of our union contract that covers the hourly employees at our Monterrey, Mexico, facility, which expires on an annual basis in January unless otherwise renewed. The 2010 negotiations in our Monterrey, Elkhart, Erie and Rockford facilities have been completed. We do not anticipate that the outcome of the 2010 negotiations will have a material adverse effect on our operating performance or cost.

Intellectual Property

        We believe the protection of our intellectual property is important to our business. Our principal intellectual property consists of product and process technology, a number of patents, trade secrets, trademarks and copyrights. Although our patents, trade secrets, and copyrights are important to our business operations and in the aggregate constitute a valuable asset, we do not believe that any single patent, trade secret, or copyright is critical to the success of our business as a whole. We also own registered or common law trademarks in the U.S. and internationally for several of our brands, which we believe are valuable, including Accuride, Bostrom, Brillion, Fabco, Gunite, Highway Original and Imperial. Our practice is to seek protection for our intellectual property as appropriate, including by means of patent, trademark and trade secret protection. From time to time, we grant licenses under our intellectual property and receive licenses under intellectual property of others.

Backlog

        Our production is based on firm customer orders and estimated future demand. Since firm orders generally do not extend beyond 15-45 days and we generally meet all requirements, backlog volume is generally not significant.

Cyclical and Seasonal Industry

        The commercial vehicle components industry is highly cyclical and, in large part, depends on the overall strength of the demand for heavy- and medium-duty trucks. This industry has historically experienced significant fluctuations in demand based on factors such as general economic conditions, fuel prices, interest rates, government regulations, and consumer spending, together with the resulting impact of equipment utilization, freight rates, operating costs, and new and used equipment prices. From mid-2000 through 2003, the industry was in a severe downturn. From 2004 though 2006, major OEM customers experienced an upturn in net orders, which resulted in stronger industry conditions. Since the second quarter of 2007, the commercial vehicle market has experienced a severe drop in production as predicted by analysts, including ACT Publications and FTR Publications. We expect demand for our products to improve in 2010 as economic conditions continue to improve.

        The heavy- and medium-duty truck commercial vehicle components aftermarket typically has less cyclical sales than the OEM market. The heavy- and medium-duty truck and trailer parts aftermarket enjoys more muted cyclicality because the purchase of replacement parts is nondiscretionary and truck maintenance is usage-driven. Additionally, customers in this aftermarket come from a broad range of end-markets, which helps reduce fluctuations in demand related to any one end-market. The heavy- and medium-duty aftermarket has experienced steady growth over the past decade, with total sales increasing nine out of the past ten years.

        In addition, our operations are typically seasonal as a result of regular customer maintenance and model changeover shutdowns, which typically occur in the third and fourth quarter of each calendar year. This seasonality may result in decreased net sales and profitability during the third and fourth fiscal quarters of each calendar year.

Legal Proceedings

        Neither we nor any of our subsidiaries is a party to any legal proceeding, the outcome of which, in the opinion of management, would have a material adverse effect on our business or financial condition. However, we from time-to-time are involved in ordinary routine litigation incidental to our business, including actions related to product liability, contractual liability, intellectual property, workplace safety and environmental claims. We establish reserves for matters in which losses are probable and can be reasonably estimated. While we believe that we have established adequate accruals for our expected future liability with respect to our pending legal actions and proceedings, our liability with respect to any such action or proceeding may exceed our established accruals. Further, litigation that may arise in the future may have a material adverse effect on our financial condition.

        As discussed in "Unaudited Pro Forma Condensed Consolidated Financial Information—Chapter 11 Proceedings," on February 26, 2010, the Plan of Reorganization became effective and we emerged from Chapter 11 bankruptcy proceedings.

Properties

        The table below sets forth certain information regarding our material owned and leased properties of as of September 30, 2010. We believe these properties are suitable and adequate for our business.

Facility Overview

Location	Business function	Brands Manufactured	Owned/ Leased	Size (sq. feet)
Evansville, IN	Corporate Headquarters	Corporate	Leased	37,229
London, Ontario, Canada	Heavy- and Medium-duty Steel Wheels, Light Truck Steel Wheels	Accuride	Owned	536,259
Henderson, KY	Heavy- and Medium-duty Steel Wheels, R&D	Accuride	Owned	364,365
Monterrey, Mexico	Heavy- and Medium-duty Steel Wheels, Light Truck Wheels	Accuride	Owned	262,000
Erie, PA	Forging and Machining-Aluminum Wheels	Accuride	Leased(a)	421,229
Springfield, OH	Assembly Line and Sequencing	Accuride	Owned	136,036
Whitestown, IN	Warehouse	Various	Leased	364,000
Rockford, IL	Wheel-end Foundry, Warehouse, Administrative Office	Gunite	Owned	619,000
Elkhart, IN	Machining and Assembling-Hub, Drums and Rotors	Gunite	Owned	258,000
Brillion, WI	Molding, Finishing, Administrative Office	Brillion	Owned	451,740
Brillion, WI	Machining and Manufacturing, Administrative Office	Brillion	Owned	141,460
Portland, TN	Metal Fabricating, Stamping, Assembly, Administrative Office	Imperial	Leased	200,000
Portland, TN	Plating and Polishing	Imperial	Owned	86,000
Decatur, TX	Metal Fabricating, Stamping, Assembly, Machining and Polishing Shop	Imperial	Owned	122,000
Denton, TX	Assembly Line and Sequencing	Imperial	Leased	60,000
Dublin, VA	Tube Bending, Assembly and Line Sequencing	Imperial	Owned	122,000
Chehalis, WA	Metal Fabricating, Stamping, Assembly	Imperial	Owned	90,000
Piedmont, AL	Manufacturing, Administrative Office	Bostrom	Owned	200,000
Livermore, CA	Manufacturing, Warehouse, Administrative Office	Fabco	Leased	56,800

(a)
This property is a leased facility for which we have an option to buy at any time.

Environmental Matters

        Our operations, facilities, and properties are subject to extensive and evolving laws and regulations pertaining to air emissions, wastewater and stormwater discharges, the handling and disposal of solid and hazardous materials and wastes, the investigation and remediation of contamination, and otherwise relating to health, safety, and the protection of the environment and natural resources. The violation of such laws can result in significant fines, penalties, liabilities or restrictions on operations. From time to time, we are involved in administrative or legal proceedings relating to environmental, health and safety matters, and have in the past incurred and will continue to incur capital costs and other expenditures relating to such matters. For example, we are involved in proceedings regarding alleged violations of air regulations at our Rockford facility and stormwater regulations at our Brillion facility, which could subject us to fines, penalties or other liabilities. In connection with such matters, we are negotiating with state authorities regarding certain capital improvements related to the underlying allegations. Based on current information, we do not expect that these matters will have a material adverse effect on our business, results of operations or financial conditions; however, we cannot assure you that these or any other future environmental compliance matters will not have such an effect.

        In addition to environmental laws that regulate our ongoing operations, we are also subject to environmental remediation liability. Under the federal CERCLA and analogous state laws, we may be liable as a result of the release or threatened release of hazardous materials into the environment regardless of when the release occurred. We are currently involved in several matters relating to the investigation and/or remediation of locations where we have arranged for the disposal of foundry and other wastes. Such matters include situations in which we have been named or are believed to be potentially responsible parties in connection with the contamination of these sites. Additionally, environmental remediation may be required to address soil and groundwater contamination identified at certain of our facilities.

        As of September 30, 2010, we had an environmental reserve of approximately $1.5 million, related primarily to our foundry operations. This reserve is based on management's review of potential liabilities as well as cost estimates related thereto. The reserve takes into account the benefit of a contractual indemnity given to us by a prior owner of our wheel-end subsidiary. The failure of the indemnitor to fulfill its obligations could result in future costs that may be material. Any expenditures required for us to comply with applicable environmental laws and/or pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. Our environmental reserve may not be adequate to cover our future costs related to the sites associated with the environmental reserve, and any additional costs may have a material adverse effect on our business, results of operations or financial condition. The discovery of additional environmental issues, the modification of existing laws or regulations or the promulgation of new ones, more vigorous enforcement by regulators, the imposition of joint and several liability under CERCLA or analogous state laws, or other unanticipated events could also result in a material adverse effect.

        The Iron and Steel Foundry NESHAP was developed pursuant to Section 112(d) of the Clean Air Act and requires major sources of hazardous air pollutants to install controls representative of maximum achievable control technology. Based on currently available information, we do not anticipate material costs regarding ongoing compliance with the NESHAP; however if we are found to be out of compliance with the NESHAP, we could incur liability that could have a material adverse effect on our business, results of operations or financial condition.

        Many scientists, legislators and others attribute climate change to increased emissions of GHGs, which has led to significant legislative and regulatory efforts to limit GHGs. There are bills pending in Congress that would limit and reduce GHG emissions through a cap-and-trade system of allowances and credits, under which emitters would be required to buy allowances to offset emissions. In addition, in late 2009, the EPA promulgated a rule requiring certain emitters of GHGs to monitor and report data with respect to their GHG emissions and, in June 2010 promulgated a rule regarding future regulation of GHG emissions from stationary sources. Also, several states, including states in which we have facilities, are considering or have begun to implement various GHG registration and reduction programs. Certain of our facilities use significant amounts of energy and may emit amounts of GHGs above certain existing and/or proposed regulatory thresholds. GHG laws and regulations could increase the price of the energy we purchase, require us to purchase allowances to offset our own emissions, require us to monitor and report our GHG emissions or require us to install new emission controls at our facilities, any one of which could significantly increase our costs or otherwise negatively affect our business, results of operations or financial condition. In addition, future efforts to curb transportation-related GHGs could result in a lower demand for our products, which could negatively affect our business, results of operation or financial condition. While future GHG regulation appears increasingly likely, it is difficult to predict how these regulations will affect our business, results of operations or financial condition.

Research and Development Expense

        Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts expensed in the fiscal years ended December 31, 2009, 2008, and 2007 totaled $6.8 million, $10.9 million and $7.3 million, respectively.

MANAGEMENT

Identification of Directors

        The names of the members of our board of directors, and certain information about them as of September 30, 2010, are set forth below.

Name	Age	Director Since	Position
Michael J. Bevacqua(2)	44	2010	Director
Keith E. Busse(2)(3)	67	2010	Director
Benjamin C. Duster, IV(1)(2)	50	2010	Director
Robert J. Kelly(1)(2)	50	2010	Director
William M. Lasky	63	2007	Director, Chairman of the Board, Interim President & Chief Executive Officer
Stephen S. Ledoux(1)(3)	41	2010	Director
John W. Risner(3)	51	2010	Director, Lead Independent Director

(1)
Member of the Nominating and Corporate Governance Committee.

(2)
Member of the Compensation and Human Resources Committee.

(3)
Member of the Audit Committee.

Director Information

        The principal occupations and positions for at least the past five years of the current directors are described below, along with the specific experience, qualifications, attributes or skills that led to the conclusion that each director is qualified to serve on our board of directors.

        Michael J. Bevacqua joined Sankaty Advisors, LLC in 1999 and currently is Managing Director with responsibility for distressed investing and restructurings, which has provided Mr. Bevacqua with a unique understanding of the challenges facing a company after emerging from bankruptcy. Previously, Mr. Bevacqua was Vice President of First Union Capital Markets, where he worked in the Asset Securitization Group. Mr. Bevacqua also worked as an Associate in Corporate Finance at NationsBanc Capital Markets and spent four years as an officer in the U.S. Marine Corps. Mr. Bevacqua holds a B.S. in Finance from Ithaca College and an M.B.A. from Pennsylvania State University. Mr. Bevacqua's familiarity with restructurings and capital markets, as well as his experience as an executive officer within the investment community qualify him to serve on our board of directors.

        Keith E. Busse has served as the Chairman and CEO of Steel Dynamics, Inc. since 2007. From 1993 to May 2007, Mr. Busse also served as President and CEO of Steel Dynamics, Inc. Prior to 1993, Mr. Busse worked for Nucor Corporation for a period of twenty-one years, where he last held the office of Vice President. Mr. Busse is a co-founder of Steel Dynamics and is also Chairman of the Board and a director of Tower Financial Corporation. From 2008 to 2009 Mr. Busse was the American Iron and Steel Institute (AISI) Chairman and from 2004 to 2005 he served as Chairman of Steel Manufacturing Association. Mr. Busse has served on the board of directors of Tower Financial Corporation, a publicly held bank holding company, since 1998. He has also served as a Trustee for the University of St. Francis and Tri-State University. Mr. Busse holds a B.S. in Accounting from International Business College, a B.A. with a major in Business Finance and an Honorary Doctorate Degree in Business from St. Francis College, an M.B.A. from Indiana University, and an Honorary Degree of Doctor of Engineering from Purdue University. Mr. Busse's extensive experience as an executive officer with public manufacturing companies, his unique knowledge of the steel industry and prominent position in that industry's community and his accounting education and financial reporting expertise qualify him to serve on our board of directors.

        Benjamin C. Duster, IV owns and manages B. Duster & Company, LLC, a strategic and financial consulting firm, and is an Executive Managing Director for Watermark Advisors, LLC, a broker-dealer headquartered in Greenville, South Carolina specializing in providing mergers and acquisitions, private capital financing, valuation, and financial and strategic modeling solutions to middle market, privately-owned businesses. From October 2001 through May 2005, Mr. Duster was a partner with Masson & Company, LLC, an interim and crisis management and financial restructuring firm and has extensive experience in turnaround management and restructuring. From 1997 to 2001 he was a Managing Director for Wachovia Securities where he headed the Mergers & Acquisitions advisory business focusing on middle market companies. Previously, Mr. Duster held various positions at Solomon Brothers from 1981 through 1997. Mr. Duster served as Chairman of the Board for Algoma Steel, Inc. from February 2002 through June 2007, and as a director for Neenah Foundry from September 2003 through May 2006. Mr. Duster currently serves as a director of Catalyst Paper, RCN Corporation and Ormet Corporation. Through his board membership, Mr. Duster has acquired substantial experience in corporate governance matters. Mr. Duster holds a B.A. in Economics from Yale College, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School. Mr. Duster's relevant experience with turnaround management and restructuring, his valuable financial expertise, familiarity with mergers and acquisitions, capital markets transactions and private equity and his board experience and corporate governance knowledge qualify him to serve on our board of directors.

        Robert J. Kelly has been employed by Tinicum, the management company of Tinicum Capital Partners II, L.P., which we refer to as "TCP II," since 1991. Tinicum is an investment company that has been a long-standing investor of ours. Mr. Kelly currently is an observer on the board of X-Rite, Inc. and a Director of Penn Engineering and Manufacturing Corp, a leading manufacturer of specialty fasteners. Mr. Kelly has in the past served as a director of a number of TCP II portfolio companies. Prior to joining Tinicum, Mr. Kelly held positions at Pacific Telesis and Bain & Company. Mr. Kelly is a graduate of Yale College and the Stanford University Graduate School of Business. Mr. Kelly's knowledge of restructuring transactions, his familiarity with our Company, his investment expertise and his experience on the boards of private and public companies qualify him to serve on our board of directors.

        William M. Lasky has served as our Interim President and Chief Executive Officer since agreeing to serve in that capacity at the request of our Board in September 2008 upon resignation of our former President and Chief Executive Officer. Mr. Lasky will continue serving in such capacity until a permanent President and Chief Executive Officer is appointed. He has served as a director since October 2007 and as Chairman of the Board since January 2009. Mr. Lasky has served as the Chairman of the Board for Stoneridge, Inc., a manufacturer of electronic components, modules and systems for various vehicles, since July 2006, and has been a director of Stoneridge, Inc., since January 2004. Previously, Mr. Lasky served as the Chairman of the Board and President and Chief Executive Officer of JLG Industries, Inc., a manufacturer of aerial work platforms, telescopic material handlers and related accessories, from 1999 through late 2006. Prior to joining JLG Industries, Mr. Lasky served in various senior capacities at Dana Corporation from 1977 to 1999. Mr. Lasky holds a B.S. from Norwich University. Mr. Lasky's familiarity with the Company and ultimate responsibility for the day-to-day oversight of the Company, his extensive experience as an executive officer of manufacturing companies and his board memberships qualify him to serve on our board of directors.

        Stephen S. Ledoux has served as Managing Director, Rothschild, Inc., one of the world's leading independent investment banking organizations providing financial services to governments, corporations and individuals world wide, since 2001. Prior to joining Rothschild, Mr. Ledoux held the position of Portfolio Manager of Morgens Waterfall and Vintiadas, an investment advisory firm focused on equity and distressed debt investing from 1999 to 2001, as well as various positions at Lehman Brothers, The Blackstone Group, and Salomon Brothers. Mr. Ledoux holds a B.S. in Finance, Investments and Economics from Babson College. Mr. Ledoux's experience with distressed investing and his long career in investment banking, along with his business leadership skills and management experience qualify him to serve on our board of directors.

        John W. Risner has served as President of The Children's Tumor Foundation since 2005, after joining the foundation as Treasurer in 2002. From 1997 to 2002, he served as a Senior Vice President and Senior Portfolio Manager—High Yield Bonds at AIG/Sun America Asset Management. Prior to that, Mr. Risner held the position of Vice President-Senior Portfolio Manager at Value Line Asset Management from 1991 to 1997. Through his long career in corporate finance, Mr. Risner has obtained significant financial reporting expertise. Mr. Risner serves on the board of directors of NII Holdings, The Wornick Company and The Children's Tumor Foundation, and previously served on the board of directors of Airgate PCS and UGC Europe. Through his membership on boards, Mr. Risner has acquired substantial experience on corporate governance issues. Mr. Risner earned a B.S. from the University of Maryland and an M.B.A. from Fordham University. Mr. Risner's background in the financial industry and his knowledge of financial instruments such as high yield bonds, his financial reporting skills and his directorship experiences and corporate governance expertise qualify him to serve on our board of directors.

Identification of Executive Officers

        Set forth below is information concerning our executive officers as of September 30, 2010.

Name	Age	Position(s)
William M. Lasky	63	Chairman, Interim President and Chief Executive Officer
James H. Woodward, Jr.	57	Senior Vice President/Chief Financial Officer
Edward J. Gulda	65	Senior Vice President/Components Operations
James J. Maniatis	61	Senior Vice President/Human Resources
Stephen A. Martin	41	Senior Vice President/General Counsel & Corporate Secretary
Gregory A. Risch	39	Vice President/Chief Accounting Officer
Richard F. Schomer	54	Senior Vice President/Marketing and Sales
Leigh A. Wright	52	Senior Vice President/Accuride Wheels

        The principal occupations and positions for at least the past five years of the executive officers named above are as follows:

        William M. Lasky. Please see Mr. Lasky's biography set forth in "Identification of Directors," presented above.

        James H. Woodward, Jr. has served as our Senior Vice President/Chief Financial Officer since May 17, 2010. Mr. Woodward was previously the interim Senior Vice President/Chief Financial Officer from March 2009 to May 17, 2010. Mr. Woodward has more than thirty (30) years experience in corporate finance and currently serves as an independent director on the board of Altra Holdings, Inc. From January 2007 through February 2008, Mr. Woodward served as the Executive Vice President, Chief Financial Officer and Treasurer of Joy Global, Inc. Prior to joining Joy Global, Inc., Mr. Woodward worked as the Executive Vice President and Chief Financial Officer for JLG Industries, Inc. from 2002 through 2006 and served as Senior Vice President and Chief Financial Officer from 2000 through 2002. Mr. Woodward served nineteen years at Dana Corporation, from 1982 through 2000, working in a variety of management positions in the finance department, including Vice President and Corporate Controller from 1997 through 2000. He also previously worked in finance and auditing positions with Household International, Inc. and Touche Ross & Company from 1978 through 1982 and 1975 through 1978, respectively. Mr. Woodward received his Bachelor's Degree in Accounting from Michigan State University and is a Certified Public Accountant.

        Edward J. Gulda has served as our Senior Vice President/Components Operations since December 2007. Prior to joining us, Mr. Gulda served as Principal for Kinnick Group LLC from 1998 to

December 2007. He served as Chairman and Chief Executive Officer of Peregrine Incorporated from 1997 to 1998. Mr. Gulda also served as Chief Executive Officer of Kelsey Hayes from 1995 to 1996 as well as other senior management positions with Kelsey Hayes from 1989 to 1996, and was President and Chief Operating Officer of Dayton Walter from 1988 to 1989. Mr. Gulda holds a B.S.E. and an M.B.A. from the University of Michigan.

        James J. Maniatis has served as our Senior Vice President/Human Resources since October 2008. Mr. Maniatis previously served as Vice President/Human Resources from February to October 2008. Prior to joining us, Mr. Maniatis served as Vice President Human Resources for Cooper Lighting from 1997 to March 2007 and served in various other capacities for Cooper Industries from April 2007 through January 2008. Prior to that, he served as Vice President Human Resources for Varity Kelsey-Hayes from 1992 to 1997 and has also held senior human resource positions with RJR Nabisco. Mr. Maniatis received a B.B.A. from Loyola University.

        Stephen A. Martin has served as our General Counsel and Corporate Secretary since March 2008. Mr. Martin previously served as Vice President/Corporate Counsel from January 2007 through February 2008 and as Associate Corporate Counsel from December 2005 through December 2006. Prior to joining us, Mr. Martin was an attorney at Latham & Watkins LLP from January 2002 through October 2005. Prior to attending law school, Mr. Martin served as an officer in the U.S. Air Force for over six years. Mr. Martin received a B.S.E.E. from the University of Miami, an M.S.E.E. from the University of Southern California and a J.D. from Duke University School of Law.

        Gregory A. Risch has served as our Vice President/Chief Accounting Officer since January 2010. Mr. Risch previously served the Company in various capacities over the last 16 years, including as our Director of Financial Planning and Reporting from January 2008 through December 2009, Assistant Controller from May 2005 to December 2007, Plant Controller from August 2001 through April 2005, General Accounting Manager from April 1999 through July 2001, and Accountant/Analyst from August 1994 through March 1999. Mr. Risch received a Bachelor of Arts degree from Kentucky Wesleyan College and is a Certified Public Accountant.

        Richard F. Schomer has served as our Senior Vice President/Marketing and Sales since August 2007. Prior to joining us, since August 2000, Mr. Schomer served as a Principal at MR3 LLP, a business consulting firm he established, where he advised new enterprises in market development, product development, and quality and production improvement. Prior to that, Mr. Schomer served in various executive positions at AutoLign Manufacturing Group, Peregrine Incorporated, Lucas Varity (now TRW) and Freudenberg—NOK. Mr. Schomer received a B.S. from Defiance College, where he majored in business management.

        Leigh A. Wright has served as our Senior Vice President/Accuride Wheels since December 2007. Mr. Wright served as Vice President of Steel Wheels from May 2006 to December 2007 and as Director Operations—London from March 2004 to May 2006. Prior to joining us, Mr. Wright served as President of Office Specialty, a Toronto-based manufacturer of premium storage and seating products, from 2001 to 2003 and as Vice President and General Manager of ArvinMeritor Ride Control Products from 1996 to 2001. Mr. Wright holds an M.B.A. from the Richard Ivey School of Business at the University of Western Ontario, a C.I.M. from McMaster University, and a Manufacturing Engineering Technologist diploma from Fanshawe College in London, Ontario.

 EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        The following discussion and analysis of compensation arrangements of our Named Executive Officers ("NEOs") for 2009 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

        In 2009, our NEOs were, as follows:

William M. Lasky	Chairman, Interim President and Chief Executive Officer
James H. Woodward, Jr.	Interim Senior Vice President/Chief Financial Officer (from 3/17/09)
David K. Armstrong	Senior Vice President/Chief Financial Officer (through 4/30/09)
Edward J. Gulda	Senior Vice President/Components Operations
James J. Maniatis	Senior Vice President/Human Resources
Richard F. Schomer	Senior Vice President/Marketing and Sales

Executive Summary

        2009 was a challenging year for Accuride because of the economic and commercial vehicle industry downturns, which resulted in our bankruptcy filing in October. In response, it was necessary to modify our compensation programs in 2009 to address retention, as well as to redirect our incentive programs. For our NEOs, base salary remained the same as 2008 with the exception of Mr. Maniatis, who was awarded an increase in base salary in conjunction with a promotion to senior vice president, and Mr. Schomer, who received a salary increase based on merit and market comparables.

        During 2009, it became apparent that because of the economic downturn we were not going to satisfy any of the pre-established performance goals and therefore no annual bonuses would be earned (or were earned). We therefore adopted a retention incentive in May in order to retain certain key employees, and in connection with our bankruptcy we established a Key Executive Incentive Plan (KEIP) as a means of retaining key employees and incentivizing them towards maximizing liquidity and facilitating an early emergence from bankruptcy.

        Also, due to the significant decline in the price of our common stock and the limited number of shares available for issuance under our 2005 Incentive Award Plan, we modified the structure of our long-term incentive program in 2009 by reducing the overall target economic value of the awards and including a cash award component. The cash award component was designed to provide additional retention incentives and to offset the loss of economic value attributable to the limitations on the number of RSUs and SARs that were available for grant.

        Upon emergence from bankruptcy in February 2010, the Compensation Committee was replaced in full with new directors. Accordingly, the actions described below were taken by member of the Compensation Committee in 2009, and not by the current Compensation Committee. As of the Effective Date, all outstanding equity awards under our long-term incentive program were either cancelled or fully-vested, pursuant to the terms of the Plan of Reorganization.

Compensation Objectives

        Our objectives in establishing compensation for executive officers, including our NEOs, are as follows:

  •
  Attract and retain individuals of superior ability and leadership talent;

  •
  Ensure senior officer compensation is aligned with our corporate strategies, business objectives and the long-term interests of our stockholders;

  •
  Increase the incentive to achieve key strategic and financial performance measures by linking incentive award opportunities to the achievement of performance goals in these areas; and

  •
  Enhance the officers' incentive to increase our stock price and maximize stockholder value by providing compensation opportunities in the form of equity.

        Except with respect to William M. Lasky, our Interim President and CEO, and Mr. Woodward, our Interim Senior Vice President and CFO, whose compensation is discussed below, our compensation program has historically consisted of a fixed base salary and variable cash and stock-based incentive awards. This mix of compensation is intended to ensure that total compensation reflects our overall success or failure and to motivate executive officers to meet appropriate performance measures. Total compensation is allocated between cash and equity compensation based on benchmarking to market consensus compensation levels and a peer group, discussed below. In addition, we consider the balance between providing short-term incentives and long-term equity compensation.

        In 2006 the Compensation Committee commissioned the design of and implemented an annual systematic equity award granting program within the existing structure of our 2005 Incentive Award Plan. This program was intended to improve the motivation and retention value of our long-term incentives and provide competitive equity opportunities relative to our industry segment and general industry as a whole. Based upon the results of that study, an executive officer's total compensation package is comprised of a base salary, an annual performance-based cash incentive program and a long-term incentive program ("LTIP") under our 2005 Incentive Award Plan, historically consisting of annual grants of RSUs and stock-settled stock appreciation rights ("SARs"). As a result, our senior executive management team members have historically had a substantial portion of their potential compensation tied to performance- and incentive-based programs based on the financial performance of the Company.

        With respect to the 2009 compensation of Mr. Lasky, who in addition to continuing to serve as a member of our Board of Directors agreed to serve as our President and CEO on an interim basis commencing in September 2008 upon resignation of our former President and CEO, the Compensation Committee sought to compensate Mr. Lasky appropriately for taking on such additional responsibilities under challenging circumstances, while taking into consideration the marketplace consensus compensation data for CEOs at our peer companies as determined in the compensation consultant analysis performed in late-2007. As a result, Mr. Lasky and the Company agreed that Mr. Lasky would receive annual compensation of $800,000, plus cash equal to the retainer and other cash fees (except meeting fees) paid to the Company's non-employee directors and upon the same terms and conditions ($85,000 per annum in 2009), as well as an annual equity grant equal to the equity grants issued annually to the Company's non-employee directors (in 2009, 10,000 RSUs which vest over one year). In addition, concurrently with his appointment, the Compensation Committee granted Mr. Lasky 250,000 shares of restricted common stock of the Company, which vested in March 2009. Because his service as President and CEO was intended to be on an interim basis at the time his 2009 compensation was established, Mr. Lasky did not participate in the Company's annual cash-based short-term performance incentive program (see the discussion below regarding our AICP) or in the LTIP in 2009. As Mr. Lasky's service was intended to be temporary, the Company agreed to pay for travel, lodging, meals and other incidental expenses incurred by Mr. Lasky while he was away from his home and at the Company's headquarters. The Company viewed these expenses as necessary in order to secure Mr. Lasky's services during 2009. See "Executive Compensation—Summary Compensation Table—2009," below.

        With respect to the 2009 compensation of Mr. Woodward, who agreed to serve as our Senior Vice President and CFO on an interim basis in contemplation of the April 2009 departure of David K. Armstrong, our former Senior Vice President and CFO, the Compensation Committee sought to compensate Mr. Woodward appropriately for assuming a critical role on an interim basis, taking into consideration the cost of hiring an interim CFO through an agency as well as other market data. As a result, Mr. Woodward and the Company agreed that Mr. Woodward would receive annualized compensation of $720,000, and Mr. Woodward did not participate in the Company's annual cash-based short-term performance incentive program (see the discussion below regarding our AICP) or in the LTIP in 2009. As Mr. Woodward's service was intended to be temporary, the Company agreed to pay for travel, lodging, meals and other incidental expenses incurred by Mr. Woodward while he was away from his home and at the Company's headquarters. The Company viewed these expenses as necessary in order to secure Mr. Woodward's services during 2009. See "Executive Compensation—Summary Compensation Table—2009," below.

Determination of Compensation and Awards

        The Compensation Committee has the primary authority to determine and recommend the compensation paid to the Company's executive officers. The Compensation Committee has from time to time retained the services of a compensation consultant to assist it in determining the key elements of our compensation programs, as well as analyzing key executive management compensation relative to comparable companies. In late-2008, the Company's compensation consultant Hewitt Associates ("Hewitt") assisted the Compensation Committee in analyzing key executive management compensation by providing an updated analysis of compensation to similarly situated executives at comparable companies. Additionally, in mid-2009, Hewitt assisted the Compensation Committee in structuring the Key Executive Incentive Plan that was implemented as part of our bankruptcy process. The Compensation Committee will periodically review and revise the previous compensation analyses so that it may keep informed about emerging compensation design, as well as competitive trends and issues.

        In addition to compensation consulting fees, Hewitt earned fees in 2009 from the Company by assisting with various human resources matters, including benefit and pension plan testing and actuarial analyses, compensation and benefits analysis, proxy disclosure matters, and other consulting services. In 2009, Hewitt earned $124,922 from providing compensation consulting services to our Compensation Committee and $181,795 (after accounting for reimbursements from Mass Mutual, the Company's 401(k) and pension plan administrator) for providing all other services to the Company. Notwithstanding the fees earned by Hewitt for non-compensation consulting services, the Compensation Committee at the time was satisfied that Hewitt would provide independent advice regarding executive compensation matters.

        To aid the Compensation Committee in setting compensation, our CEO provides recommendations annually to the Compensation Committee regarding the compensation for all executive officers, but does not actually set any NEO's compensation. Each member of our senior executive management team, in turn, participates in an annual performance review with the CEO and provides input about his or her contributions to our success for the relevant period. The Compensation Committee reviews the performance of each senior executive officer annually. The CEO participates in such annual performance review with the Compensation Committee.

Compensation Benchmarking and Peer Group

        As discussed above, through the information and analysis provided by the compensation consultants, the Compensation Committee compares base salary structures and annual incentive compensation to our market sector and industry in general. This approach ensures that our compensation remains competitive in our market and relative to our industry peers. In determining the level of compensation provided to our executive officers, the Compensation Committee evaluated consensus marketplace executive compensation levels for base salary, total cash compensation (base salary plus short-term incentives), and total direct compensation (total cash compensation plus long-term incentives, including stock option awards valued using the Black-Scholes model). The 2008 marketplace consensus compensation data for our CFO, and our business unit leaders was determined using strictly the peer group data. For other executive positions, both published survey data and the Company's peer group data were used. Published survey data included companies with revenues ranging from $590 million to $6.5 billion, and was gathered from two surveys: manufacturing and auto/vehicle manufacturing industry data from Hewitt's Total Compensation Measurement™ (Manufacturing) survey and Mercer's 2008—US—US Executive Compensation Survey (General Industry). During 2009, our peer group consists of the following 15 leading suppliers in the transportation sector:

American Axle & Manufacturing	ArvinMeritor, Inc.	Carlisle Companies, Inc.
CLARCOR, Inc.	Commercial Vehicle Group, Inc.	Donaldson Company, Inc.
Dura Automotive Systems, Inc.	Hayes Lemmerz International, Inc.	Modine Manufacturing Company
Shiloh Industries, Inc.	Standard Motor Products, Inc.	Stoneridge, Inc.
Superior Industries International, Inc.	Titan International, Inc.	Wabash National Corporation

        We typically target the aggregate value of our total compensation at approximately the median level of market consensus compensation for most executive officer positions. However, we strongly believe in retaining the best talent among our senior executive management team. To retain and motivate these key individuals, the Compensation Committee may determine that it is in our best interests to negotiate total compensation packages with senior executive management that may deviate from the general principle of targeting total compensation at the median level of market consensus compensation. Equity grant guidelines have historically been set by job level, using market survey data and current guidelines to determine the appropriate annual grant levels for the upcoming year. While target compensation is generally set near the market median, performance results in actual payout levels that may be above or below the market median.

        Our 2008 review indicated that we were providing annual cash compensation and long-term incentives that were generally comparable to the median of market consensus compensation, and that the design of base and incentive annual cash compensation appropriately provides market compensation to our executive officers.

Base Compensation

        An NEO's base salary is based on his or her performance, as well as, comparable compensation of similar executives in surveys and our peer group. The Compensation Committee plans to continue to review base salary data from compensation research using survey data as well as actual salaries reported in the proxy statements of peer group companies. In addition to market positioning, each year base salaries may increase based upon the performance of the NEO as assessed by the Compensation Committee. In 2009, base salary remained the same as 2008 for our NEOs with the exception of Mr. Maniatis, who was awarded an increase in base salary in conjunction with a promotion to senior vice president, and Mr. Schomer, who received a salary increase based on merit and market comparables.

Performance-Based Compensation

        Historically, our compensation programs have been structured to reward executive officers based on our performance and the individual executive's contribution to that performance. This allows executive officers to receive incentive compensation in the event certain specified corporate performance measures are achieved. In determining the compensation awarded to each NEO based on performance, the Compensation Committee has historically evaluated our performance and an executive's performance in a number of areas.

Annual Performance-Based Incentive Cash Compensation ("AICP")

        Our AICP is a cash-based short-term performance incentive program. The Compensation Committee, with input from the senior executive team, establishes goals for the AICP program based on our past performance, expected industry trends and projected revenue and earnings targets. We have historically used bank adjusted EBITDA and free cash flow ("FCF"), which is defined as cash from operations less capital expenditures, of the Company ("Corporate EBITDA" and "Corporate FCF", respectively) as performance goals for determining AICP payments. In addition, we have in the past included operating segment and sub-segment level EBITDA and adjusted cash flow ("ACF") metrics among the AICP metrics for our senior managers that lead such operating segments and sub-segments. However, in 2009 the performance goals for all participating NEOs were limited to Corporate EBITDA and Corporate FCF.

        Corporate EBITDA and Corporate FCF goals typically correspond with projected EBITDA and FCF contained in our annual budget, which is established in December for the upcoming year, based upon input from management and the Board. Final payment for each AICP component is determined based upon the actual results for such component, compared with certain pre-established threshold, target and maximum goals for that component. Threshold goals are typically established based on achievement of 90% of the budgeted targets, and maximum goals are typically set based on achievement of 110% of the budgeted targets.

        Subject to the discretion of the Compensation Committee and/or management, no payment for a particular AICP component is earned unless the threshold goal is achieved. There is no guaranteed minimum payout under the AICP, and, subject to the discretion of the Compensation Committee as outlined above, there is no AICP payment in the event that (i) the EBITDA results are below the threshold value, (ii) the Company is cited with a material weakness in its internal controls under Section 404 of the Sarbanes-Oxley Act or (iii) the Company violates its bank covenants. Proportional awards can also be earned for goal attainment levels between threshold and maximum performance target levels.

        The performance goals under the AICP may be adjusted by the Compensation Committee to account for unusual events such as extraordinary transactions, asset dispositions and purchases, and mergers and acquisitions if, and to the extent, the Compensation Committee does not consider the effect of such events indicative of Company performance. Payments under the AICP are contingent upon continued employment, though pro rata payments will be paid in the event of retirement, job elimination due to restructuring, death or disability based on that year's actual performance relative to the targeted performance measures for each objective. The AICP is designed to provide annual cash incentives that the Compensation Committee has historically believed are necessary to retain executive officers and reward them for short-term Company performance. It is further designed to intensify executive officers' focus on Company financial performance and value creation and on achieving Company goals through "at risk" compensation.

        The 2009 AICP structure for our senior executive management team (other than Messrs. Lasky and Woodward who did not participate in the AICP in 2009) was:

Position	Threshold (% of base salary)	Target (% of base salary)	Maximum (% of base salary)
Senior Vice Presidents	18%	60%	108%

        Threshold Corporate EBITDA and Corporate FCF targets for 2009 were $80 million and $(24.3), respectively. Due to a variety of conditions, however, including, most significantly, the challenges presented by the general economic and industry downturn in 2009, the Company did not achieve any of its AICP thresholds for 2009. Accordingly, no bonuses under our AICP were earned in 2009.

Long-Term Incentive Plan ("LTIP")

        As described earlier, historically we have made annual grants of SARs and RSUs, with fifty percent (50%) of the grant value expected to be delivered through stock-settled SARs and fifty percent (50%) through RSU awards. Like stock options, SARs are performance-based, rewarding participants only when value has been created through stock price appreciation. RSU awards are designed to align the recipient's interests with shareholders as well as to serve as a long-term retention tool.

        For the 2009 grants, the annual target LTIP values for our NEOs (other than Messrs. Lasky, Woodward and Armstrong) were:

Richard F. Schomer	$182,083
Edward J. Gulda	$218,499
James J. Maniatis	$171,158

        As described below, the target value of the 2009 LTIP awards listed in this table reflect a reduction of approximately twenty-seven (27%) from the equivalent target award value for 2008. No LTIP awards were granted to Messrs. Lasky and Woodward due to the interim nature of their positions at the time 2009 LTIP grants were made. Mr. Armstrong had announced his plans to leave the company prior to the time 2009 LTIP awards were made and thus did not receive an award.

        These long-term incentive targets, when considered in conjunction with current base salaries and short-term cash incentives under the AICP, were designed to provide a competitive total compensation opportunity for our executives. However, the actual value to be received by the executive would have, of course, depended upon the value of our prepetition common stock at the time of vesting in the case of the RSUs, and at exercise in the case of the SARs.

        Due to the significant decline in the price of our prepetition common stock and the limited number of shares available for issuance under our 2005 Incentive Award Plan, the Compensation Committee elected to adjust the structure of the LTIP awards in 2009. Rather than divide the value of the total target LTIP award between RSUs and SARs as it had done in the past, the Compensation Committee determined that it would approximately double the number of each of the SARs and RSUs awarded to each recipient in 2008, and then supplement the value conveyed in such RSU and SAR awards with a cash award to achieve a total grant value of approximately seventy-three percent (73%) of the annual LTIP target. In structuring the 2009 LTIP awards in this fashion, the Compensation Committee attempted to strike a balance between providing meaningful long term equity incentives, judiciously using the remaining equity pool under the 2005 Incentive Award Plan and providing an award whose reduced total value reflected the difficult economic circumstances facing the Company. In addition, the structure of the 2009 LTIP awards was consistent with the approach used in determining the 2009 Board of Directors equity grant program. The cash award was designed to provide a set level of compensation at the same time as the RSUs would have vested. Accordingly, the cash award vests on the same schedule as the RSU grants would have vested, including automatic vesting upon a change in control or the award recipient's death.

2009 Retention and Incentive Programs

        In May 2009, due to the extraordinary challenges placed upon the Company by the economic and industry downturn and the existing equity incentive programs not providing the desired retention incentive, the Board of Directors determined the Company was at risk of not retaining certain critical employees and implemented a cash retention bonus program, for each of Messrs. Gulda, Maniatis and Schomer, as well as a limited number of other key employees. Pursuant to the cash retention bonus agreements, each of these NEOs will receive a bonus equal to his base salary if he remains employed through May 7, 2010, or is terminated without cause prior thereto. The retention bonus agreements were subject to the executive entering into and complying with certain noncompete and confidential information covenants. The noncompete applies during employment and for a period of 24 months following executive's termination for any reason. The covenant regarding confidential information has no set duration and remains applicable as long as the information the executive possesses remains confidential. If the executive violates his noncompete or confidential information covenants prior to November 7, 2010, then he is obligated to repay his retention bonus in full, and we may offset that amount against any other amounts that we may owe him. The retention bonuses do not offset any severance that may be payable under the executive's Severance and Retention Agreement. All cash retention bonuses were paid in May 2010.

        In addition, in order to incentivize certain management employees to optimize our emergence from bankruptcy by (i) maximizing liquidity and (ii) facilitating an early emergence from bankruptcy, we implemented a Key Executive Incentive Plan ("KEIP"), in which all of our NEO's other than Mr. Armstrong, who had already departed the Company, participated. The amounts to be paid under the KEIP, or the total plan pool, were based upon: (i) the attainment of a threshold liquidity target upon emergence from bankruptcy and (ii) the date of emergence from bankruptcy. The size of the total plan pool ranged from $2.42 million to $4.41 million. However, no amounts were payable under the KEIP if either a threshold liquidity of $56 million plus two times the total plan pool was not met, or if emergence occurred after May 31, 2010. The design of the KEIP and the amount of KEIP payment to be received by each NEO was set by the Compensation Committee at the time, based on recommendations from Hewitt as to similar plans for companies in bankruptcy. Elements of the KEIP were also negotiated with our creditors and approved by the Bankruptcy Court. All KEIP payments were made on the Effective Date and Messrs. Lasky and Woodward's KEIP payments were paid in Common Stock.

Other Elements of Compensation and Perquisites

        NEOs are also eligible to participate in various employee benefit plans which we provide to all employees and executives in general. Additionally, the executives also receive certain fringe benefits and perquisites, which are more fully described in the narrative to the Summary Compensation Table. These employee benefits and perquisites are used by the Company to provide additional compensation to executives as a means to attract and retain executives.

Compensation Recovery Policy

        We maintain a clawback policy relating to LTIP awards. Under the clawback provisions specified in our award agreements, LTIP award holders will forfeit any unvested cash awards, SARs and/or RSUs, as applicable, if they violate any non-compete or non-solicitation covenants they may have. In addition, if he or she violates such covenants within 24 months after he or she received cash or stock in settlement of any SARs and/or RSUs, he or she must repay the full amount of all amounts of the cash award previously received and/or an amount equal to the sum of (a) the gross sales proceeds of any such stock that was previously sold plus (b) the closing market price per share of the stock on the date it was distributed to him or her for any share of stock which has not been sold. These provisions serve to ensure that executive officers act in our best interest and that of our stockholders even after termination of employment.

Policies with Respect to Equity Compensation Awards

        The exercise price of all stock options and SARs is based on the fair market value of our common stock on the date of grant. Under the 2005 Incentive Award Plan, fair market value is defined as the closing price for our common stock on the grant date. We do not have a policy of granting equity-based awards at any other price.

        Equity awards are typically made under the compensation programs discussed above at regularly scheduled meetings of the Compensation Committee. The Company has historically made annual LTIP grants at the Board meeting held in conjunction with our annual meeting of stockholders. The effective date for equity grants is usually the date of such meeting. The Compensation Committee also may make grants of equity incentive awards in its discretion, including in connection with the hiring of new executives or upon promotion. In such case the effective date of such grants may be in the future.

Stock Ownership Guidelines

        As a further method of aligning director and executive interest with that of the shareholder, we have established stock ownership guidelines for our directors and senior executives. Under the stock ownership guidelines, each director and senior executive officer is expected to hold Common Stock that has a fair market value of a multiple of his or her base annual retainer (for directors) or salary (for senior executives) by December 31, 2011 or five years from his or her first grant of stock, whichever is later. These stock ownership guidelines are as follows:

Executive	Ownership Multiple
Directors	3.0 times
CEO	4.0 times
Senior VPs	2.0 times

Policy Regarding Tax Deductibility of Compensation

        Within its performance-based compensation program, the Company aims to compensate the senior executive management team in a manner that is tax effective for the Company. Currently, all annual compensation is intended to be deductible under Section 162(m) of the Code. SARs are performance based and also deductible under Section 162(m). However, RSUs, the cash awards and retention payments are not performance based and therefore may not be deductible under Section 162(m). In the future, the Compensation Committee may determine that it is appropriate to pay compensation which is not deductible.

SUMMARY COMPENSATION TABLE—2009

        The following table summarizes the annual compensation for fiscal years 2009, 2008, and 2007 paid to or earned by our CEO, CFO, the three of our other most highly-compensated executive officers who were serving as executive officers at the end of fiscal year 2009, and our former CFO, David K. Armstrong, whose employment with us ended in April 2009, whom we refer to collectively as the "Named Executive Officers" or "NEOs:"

	Year	Salary	Bonus(1)	Stock Awards(2)		Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation(5)		Total
William M. Lasky(6)	2009	$800,000	—	—		—	—	—	$112,204		$912,204
(Chairman, CEO and President)	2008	$231,873	—	$246,250		—	—	—	$32,026	(6)	$493,694
James H. Woodward, Jr.	2009	$567,500	—	—		—	—	—	$35,825		$603,325
(Senior VP / CFO)
David K. Armstrong	2009	$116,720	—	$10,800	(7)	—	—	—	$80,741		$208,261
(Former Senior VP / CFO)	2008	$350,160	—	$175,080		$175,080	—	$8,751	$123,136		$832,207
	2007	$350,160	—	$175,000		$175,000	$215,138	$11,822	$116,888		$1,044,008
Edward J. Gulda	2009	$300,000	$17,693	$14,840		$26,726	—	—	$26,288		$385,547
(Senior VP / Component Operations)	2008	$300,000	—	$150,000		$150,000	—	—	$107,202		$707,202
Richard F. Schomer	2009	$250,000	$14,743	$12,390		$22,262	—	—	$22,938		$322,333
(Senior VP / Marketing and Sales)	2008	$225,000	—	$112,500		$112,500	—	—	$93,752		$543,752
James J. Maniatis	2009	$235,000	$13,861	$11,620		$20,929	—	—	$23,994		$305,404
(Senior VP / Human Resources)

(1)
Represents ten percent of cash awards granted on April 22, 2009 under our Long Term Incentive Plan. The total cash award to Messrs. Gulda, Schomer and Maniatis was $176,933, $147,430, and $138,609, respectively, of which ten percent vested on December 1, 2009, 20% was scheduled to vest on December 1, 2010, 30% was scheduled to vest on December 1, 2011 and 40% was scheduled to vest on December 1, 2012. See Compensation Discussion and Analysis—Performance-Based Compensation—Long Term Incentive Plan for more information regarding the cash awards.

(2)
Except as noted in footnote 7 below, amounts shown represent the grant date fair value of restricted stock units (RSUs) granted in the year indicated disregarding forfeitures related to vesting conditions, as computed in accordance with FASB (ASC) Topic 718, Compensation—Stock Compensation. For a discussion of the assumptions made in the valuation reflected in these columns, see Note 10 to the Consolidated Financial Statements. The stock awards (RSUs) granted under our LTIP during 2007-2009 were to have vested in annual installments of 10%, 20%, 30%, and 40% over an approximately three and one-half year-period on each December 1st following the date of grant.

(3)
Amounts shown represent the grant date fair value of options and stock appreciation rights (SARs) granted in the year indicated disregarding forfeitures related to vesting conditions, as computed in accordance with FASB (ASC) Topic 718, Compensation—Stock Compensation. For a discussion of the assumptions made in the valuation reflected in these columns, see Note 10 to the Consolidated Financial Statements for the fiscal year ended December 31, 2009 included herein. No options were granted in 2009 to any NEO.

(4)
Reflects AICP amounts earned in the year reported and subsequently paid in the first quarter of the following year.

(5)
All Other Compensation for the year ended December 31, 2009, includes payments made under our Executive Retirement Allowance Policy (including tax gross-up), premiums under our Executive Life Insurance Policy (including tax gross-up), financial planning fees (including tax gross-up), payments for health services under our Executive Health Care program, payments made pursuant to our annual retirement contributions, company matches to 401(k) contributions and various gifts and awards. All Other Compensation for Mr. Armstrong includes vacation termination payment of $9,091 and a cash award of $50,000. For Messrs. Lasky and Woodward, includes travel, lodging, meals and other incidental expenses incurred as a result of their travel between their permanent home and our headquarters in support of their performing their duties on an interim basis at our headquarters during 2009. While the Company believed that Messrs. Lasky's and Woodward's presence in person at the our headquarters during 2009 was essential for the performance of their duties and is in our best interests, in accordance with the definition of perquisites contained in Item 402 of Regulation S-K, we have included these incremental costs as a perquisite to Messrs. Lasky and Woodward. Other perquisites that exceed $25,000 or ten-percent of the total perquisites' value and tax gross-up payments for 2009 are as follows:

	Executive Retirement Allowance Policy	Gross-up of Executive Retirement Allowance Policy	ELIP Premiums	Gross-up of ELIP Premiums	Gross-up of Financial Planning Fees	Gross-up of Personal Excess Insurance Premium	401(k) Company Match and Profit Sharing	Travel, Lodging, Meals and Incidentals
William M. Lasky	$77	$51	—	—	$8,770	$1,004	$6,210	$72,131
James H. Woodward	—	—	—	—	—	$994	—	$33,331
David K. Armstrong	—	—	—	—	$8,459	—	$2,792	—
Edward J. Gulda	$2,870	$1,964	—	—	$7,168	$1,019	$1,367	—
Richard F. Schomer	—	—	—	—	$7,182	$1,036	$1,139	—
James J. Maniatis	—	—	—	—	$6,962	$1,004	$1,071	—
(6)
As reflected in the Director Compensation Table, Mr. Lasky also received $85,000 in fees and a stock award with a value of $3,900 on the date of grant for his service as a Director.

(7)
Reflects a stock award of 40,000 shares of our prepetition common stock to Mr. Armstrong on January 6, 2009 at $0.27 per share, the closing price on that date.

Narrative to Summary Compensation Table

        A description of various employee benefit plans and fringe benefits available to our NEOs and certain other employees are described below.

  Equity Grants

        Prior to our IPO we made stock option grants from time to time. At the time of our IPO in 2005, we issued a number of stock option awards to our directors and senior executives, as well as other employees under our 2005 Incentive Award Plan. These IPO grants were divided equally between time-based vesting awards and time- and performance-based vesting awards, with the latter being forfeited in the event we do not achieve predetermined annual bank adjusted EBITDA targets. Subsequent to the IPO, we periodically issued discretionary stock option awards to newly hired employees and upon promotions. As discussed in the Compensation Discussion and Analysis, in 2006 we implemented our long term incentive program, which provides annual grants of RSUs and SARs, and discontinued the practice of granting stock options. Equity grants typically have a three and one-half year vesting schedule and are awarded to align the executive's interest with those of the stockholder by incenting the creation of additional stockholder value through stock price appreciation and acting as a long-term retention tool.

  Defined Contribution Plans

        We have a Section 401(k) Savings/Retirement Plan, which we refer to as the "401(k) Plan," which covers all of our eligible employees. Effective January 1, 2009, plan participants in the 401(k) Plan receive matching contributions in an amount equal to one dollar for every dollar they contribute on the first 1%, and fifty cents for each dollar they contribute on the next 5%, of the participant's annual salary, subject to certain IRS limits. Matching contributions to 401(k) Plan participants become vested after two years of employment. Employees are eligible to participate in the 401(k) Plan in the first payroll period after thirty days of employment. Effective March 23, 2009, however, we indefinitely suspended the matching contributions in order to reduce expenses in response to the on-going industry and economic downturn.

  Defined Benefit Plans

        The Accuride Retirement Plan, which we refer to as the "Retirement Plan," covers certain employees who began employment prior to January 1, 2006. Under the Retirement Plan, each participant has a "cash balance account" which is established for bookkeeping purposes only. Prior to 2009, each year, each participant's cash balance account was credited with a percentage of the participant's earnings (as defined in the Retirement Plan), which we refer to as the "Base Earning Credit." The percentage ranged from 2% to 11.5%, depending on the participant's age, years of service, and date of participation in the Retirement Plan. If a participant had excess earnings above the Social Security taxable wage base, then an additional 2% of the excess earnings amount was credited to the participant's account, which we refer to as the "Supplemental Earning Credit." Participants' accounts also are credited with interest each year, based upon the rates payable on certain U.S. Treasury debt instruments. Employees' first becoming participants after January 1, 1998, also receive an additional credit for their first year of service. Effective January 1, 2009, the Retirement Plan was modified such that no further Base Earning Credits or Supplement Earning Credits will be credited to participants' cash balance accounts. However, interest credits will continue to be credited to participants' cash balance accounts.

        A participant's benefit at normal retirement age, if calculated as a lump sum payment, equals the balance of his or her cash balance account. The actuarial equivalent of the account balance also can be paid as a single life annuity, a qualified joint and survivor annuity, or an alternative form of payment allowed under the Retirement Plan.

  Financial Planning Fees

        In 2009, we provided each NEO, other than Mr. Woodward, and certain other executives a stipend to cover the cost of financial planning services. The stipend in 2009 was $13,100 per year for Mr. Lasky and $10,400 for each of our Senior Vice Presidents, plus a gross-up for taxes incurred by the executive on the stipend.

  Executive Life Insurance Plan

        Historically, certain executive officers annually received an amount to pay the premium on a flexible premium variable universal life insurance policy or variable annuity, to be wholly owned by the executive. The annual amount was equal to 7% of the executive's base salary plus 50% of such amount in order to offset taxes. However, no Executive Life Insurance Plan, which we refer to as "ELIP," payment was made to any executive in 2009 in order to reduce expenses in response to the on-going industry and economic downturn.

  Executive Health Care

        Each NEO and certain other executives are eligible to participate in the Mayo Clinic's Executive Health Program, which provides a comprehensive examination and access to Mayo's medical, surgical and laboratory facilities. We pay the cost of certain eligible Mayo services, with any additional ineligible services billed directly to the NEO's insurance company.

  Executive Retirement Allowance

        Each NEO, as well as certain other executives, receives an executive retirement allowance in order to replace benefits lost due to the compensation that may be taken into account under our tax qualified retirement plans (the 401(k) Plan and the Retirement Plan). Effective January 1, 2009, the annual executive retirement allowance is equal to the sum of (i) 3.5% of the executive's base salary for the calendar year in excess of the compensation limits set forth in our 401(k) Plan, (ii) the retirement contribution percentage multiplied by the executive's base salary in excess of the compensation limits set forth in our 401(k) Plan, and (iii) an amount equal to the transition credits that the executive would be entitled to receive under the 401(k) Plan if that plan were not subject to the compensation limit, less the actual transition credits received by the executive under the 401(k) Plan for that year. The allowance is in the form of a cash payment to eligible executives and is grossed-up for taxes. Due to the economic and industry downturn in 2009, no retirement contribution or transition credits were made for the 2009 plan year in order to reduce expenses in response to the on-going industry and economic downturn. Also, as noted above, effective March 23, 2009, we suspended our match to employee 401(k) Plan contributions.

  Retirement Contribution Plan

        Effective January 1, 2009, our Annual Profit Sharing program was replaced by our retirement contribution program. Under our retirement contribution program, we will determine whether or not to make a discretionary contribution of 3% of total pay up to the Social Security Wage Base ($106,800 for 2009), which we refer to as the "SSWB," and of 6% of total pay exceeding the SSWB. In order to be eligible, employees must be have completed at least thirty days continuous employment and must be employed on the last day of the plan year (December 31st), provided, however, that participants who retire, die, become disabled, enter into service with the armed forces of the U.S., or terminate employment due to an involuntary reduction in workforce, during the plan year are also eligible to receive a discretionary retirement contribution. Actual contributions are calculated based on the eligible employee's "salary" as defined by the Plan. Retirement contributions are either paid in cash or contributed to the recipient's 401(k) account, depending upon regulatory compliance, and become vested after two year of service. We did not make a retirement contribution for the 2009 plan year.

  Personal Excess and Gross-Up

        We pay premiums on personal excess umbrella insurance coverage for each of our NEOs as well as all of our other Senior Vice Presidents and certain Vice Presidents. This policy provides liability coverage in excess of the individual's underlying insurance anywhere in the world unless stated otherwise or an exclusion applies. This policy pays on the behalf of the employee up to their specific limit amount for covered damages from any one occurrence, regardless of how many claims, homes, vehicles, watercraft, or people are involved in the occurrence; again, which are in excess of the underlying policy. Current policy limits are $10,000,000.

GRANTS OF PLAN-BASED AWARDS—2009

        The following table shows all grants of awards in 2009 to each of the executive officers named in the Summary Compensation Table:

						All Other Stock Awards: Number of Shares of Stock or Units (#)(2)
							All Other Option Awards: Number of Securities Underlying Options (#)(3)
			Estimated Possible Potential Payouts Under Non-Equity Incentive Plan Awards					Exercise or Base Price of Option Awards ($/Share)	Grant Date Closing Price of Common Stock ($/Share)	Grant Date Fair Value of Stock and Option Awards(4)
	Grant Date		Threshold ($)	Target ($)	Max ($)
William M. Lasky	2/9/09	(1)	—	—	—	10,000	—	—	0.39	$3,900
	11/24/09	(5)	810,000	1,080,000	1,485,000	—	—	—	—	—
James H. Woodward, Jr	—		—	—	—	—	—	—	—	—
	11/24/09	(5)	240,000	320,000	440,000	—	—	—	—	—
David K. Armstrong	1/6/09		—	—	—	40,000	—	—	0.27	$10,800
Edward J. Gulda	—		54,000	180,000	324,000	—	—	—	—	—
	4/22/09		—	—	—	42,400	92,200	0.35	0.35	$41,566
	11/24/09	(5)	180,000	240,000	330,000	—	—	—	—	—
James J. Maniatis	—		42,300	141,000	253,800	—	—	—	—	—
	4/22/09		—	—	—	33,200	72,200	0.35	0.35	$32,549
	11/24/09	(5)	141,000	188,000	258,500	—	—	—	—	—
Richard F. Schomer	—		45,000	150,000	270,000	—	—	—	—	—
	4/22/09		—	—	—	35,400	76,800	0.35	0.35	$34,652
	11/24/09	(5)	150,000	200,000	275,000	—	—	—	—	—

(1)
Reflects the potential payouts under the AICP for 2009 as more fully described in the Compensation Discussion and Analysis above. The AICP payment for 2009 was determined in March 2010 upon completion of the consolidated financial statements for the fiscal year ended December 31, 2009. The Summary Compensation Table details amounts actually paid in 2010 under the 2009 AICP in the column Non-Equity Incentive Plan Compensation. As stated in the Summary Compensation Table, there was no AICP paid out in 2010 for 2009 or in 2009 for 2008. Mr. Armstrong was not eligible to receive a 2009 AICP payment once his employment terminated in April 2009.

(2)
Except for Messrs. Lasky and Armstrong, reflects RSUs granted during 2009 under our LTIP which were scheduled to vest in annual installments of 10%, 20%, 30%, and 40% each December 1st of 2009, 2010, 2011, and 2012, respectively. Pursuant to our Plan of Reorganization, all outstanding RSUs vested on the Effective Date of the Plan of Reorganization. Mr. Lasky's February 9, 2009 grant represented compensation related to his service as a Director of the Company. Mr. Armstrong received a grant of 40,000 shares on January 6, 2009 at the discretion of the Compensation Committee.

(3)
Reflects SARs granted during 2009 under our LTIP that were scheduled to vest on December 31, 2012; provided, however, that 25% of the total award was eligible to vest on an accelerated basis on December 31st of each of 2009, 2010, and 2011 based on the achievement of pre-established bank adjusted EBITDA goals for each year. We did not achieve the bank adjusted EBITDA threshold goal of $80 million for the accelerated vesting of SARs in 2009 and, accordingly, no SARs vested on an accelerated basis in 2009. Pursuant to our Plan of Reorganization, all outstanding SARs vested on the Effective Date of the Plan of Reorganization. Due to the fact that the exercise price of the all outstanding SARs were above the market price of our stock on the Effective Date, all outstanding SARs were cancelled.

(4)
In determining the estimated fair value of our share-based awards as of the grant date, we used the Black-Scholes option-pricing model. The assumptions underlying our model are described in the notes to our consolidated financial statements contained for the fiscal year ended December 31, 2009 included herein (Note 10—Stock-Based Compensation Plans).

(5)
Reflects the potential payouts under the KEIP as more fully described in the Compensation Discussion and Analysis above. The amounts to be paid under the KEIP, or the total plan pool, were based upon: (i) the attainment of a threshold liquidity target upon emergence from bankruptcy and (ii) the date of emergence from bankruptcy. The maximum and threshold payment were set at one hundred thirty-seven and one-half percent (137.5%) and seventy-five percent (75%) of the target, respectively. The maximum, target and threshold payments would become payable we exited bankruptcy in February 2010, April 2010, and May 2010, respectively, and if we achieved the threshold liquidity targets. An intermediary payment of one hundred twelve and one-half percent (112.5%) would be payable if we exited bankruptcy in March 2010 and achieved the threshold liquidity target. No awards under the KEIP would become payable if we did not satisfy the threshold liquidity target or if we exited bankruptcy after May 2010. Mr. Armstrong did not participate in the KEIP as he had already left the Company at the time the program was established. KEIP payments were made to the NEO's after we exited bankruptcy on February 26, 2010 and achieved the threshold liquidity target.

Narrative to Grants of Plan-Based Awards Table

        Vesting in pre-bankruptcy LTIP awards were generally under an approximately three and one-half year back-loaded vesting schedule. Pre-bankruptcy SAR grants under the LTIP generally had a three and one-half year cliff vesting schedule, subject to accelerated vesting based on our financial performance. In particular, twenty five percent (25%) of the total SAR award were eligible to vest each year through the attainment of the same target bank adjusted EBITDA goal established for the AICP. Pre-bankruptcy RSU awards granted under our LTIP vested in annual installments of 10%, 20%, 30% and 40% over approximately a three and one-half year period on each December 1st following the date of grant.

        In 2009, the target bank adjusted EBITDA goal that would trigger accelerated vesting of a portion of outstanding SAR awards was $80 million. This goal was not achieved.

        Notwithstanding the vesting procedures outlined above, SAR and RSU grants vested pro rata, as specified in the award agreements, if the recipient's employment terminated due to death, disability, or qualified retirement (i.e., age 55 or over after having at least ten years of service, or over age 65 and other than by reason of termination for cause). Our pre-bankruptcy RSU and SAR award agreements specify that unvested shares will vest upon a change in control.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE—2009

	Option Awards						Stock Awards
	Number of Securities Underlying Unexercised Options— Exercisable	Number of Securities Underlying Unexercised Options— Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(1)		Market Value of shares or Units of Stock That Have Not Vested(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
William M. Lasky	—	—		—	—	—	2,500	(2)	$825	—	—
James H. Woodward, Jr.	—	—		—	—	—	—		—	—	—
David K. Armstrong(3)	—	—		—	—	—	—		—	—	—
James J. Maniatis	—	—		—	—	—	10,353	(4)	$3,416	—	—
	—	—		—	—	—	29,880	(5)	$9,860	—	—
	—	32,245	(6)	—	$7.10	05/16/18	—		—	—	—
	—	72,200	(7)	—	$0.35	04/22/19	—		—	—	—
Edward J. Gulda	—	—		—	—	—	14,789	(8)	$4,880	—	—
	—	—		—	—	—	38,160	(9)	$12,593	—	—
	—	46,065	(10)	—	$7.10	05/16/18	—		—	—	—
	—	92,000	(11)	—	$0.35	04/22/19	—		—	—	—
Richard F. Schomer	—	—		—	—	—	3,628	(12)	$1,197	—	—
	—	—		—	—	—	11,092	(13)	$3,660	—	—
	—	—		—	—	—	31,860	(14)	$10,514	—	—
	—	21,829	(15)	—	$12.68	08/20/17	—		—	—	—
	—	34,549	(16)	—	$7.10	05/16/18	—		—	—	—
	—	76,800	(17)	—	$0.35	04/22/19	—		—	—	—

(1)
Except with respect to Mr. Lasky, represents RSUs granted under our LTIP. Assumes that the market value of unvested equity awards was $0.33, which was the closing price of our prepetition common stock on December 31, 2009 (the last day of trading of 2009).

(2)
Represents RSUs granted in February 2009 related to Mr. Lasky's service as a Director, which vest on January 2, 2010. All RSUs vested on the Effective Date of the Plan of Reorganization.

(3)
Mr. Armstrong's employment with us terminated in April 2009 and all unvested and unexercised options as of the end of the 90th day following Mr. Armstrong's last day of employment were forfeited.

(4)
Represents RSUs granted in May 2008; 4,436 shares and 5,916 shares of which were to vest on December 1st of 2010 and 2011, respectively. All RSUs vested on the Effective Date of the Plan of Reorganization.

(5)
Represents RSUs granted in April 2009; 6,640 shares, 9,960 shares, and 13,280 shares of which vest on December 1st of 2010, 2011, and 2012, respectively. All RSUs vested on the Effective Date of the Plan of Reorganization.

(6)
Represents SARs granted in May 2008 under our LTIP, which were to vest on December 31, 2011, provided however that 25% of such shares were to vest on December 31st of 2010 if certain pre-established EBITDA targets are satisfied. All SARs were cancelled on the Effective Date of the Plan or Reorganization.

(7)
Represents SARs granted in April 2009 under our LTIP, which were to vest on December 31, 2012, provided however that 25% of such shares were to vest each year on December 31st of 2010 and 2011 if certain pre-established EBITDA targets are satisfied. All SARs were cancelled on the Effective Date of the Plan or Reorganization.

(8)
Represents RSUs granted in May 2008; 6,339 shares and 8,450 shares of which vest on December 1st of 2010 and 2011, respectively. All RSUs vested on the Effective Date of the Plan of Reorganization.

(9)
Represents RSUs granted in April 2009; 8,480 shares, 12,720 shares, and 16,960 shares of which were to vest on December 1st of 2010, 2011, and 2012, respectively.

(10)
Represents SARs granted in May 2008 under our LTIP, which were to vest on December 31, 2011, provided however that 25% of such shares were to vest on December 31st of 2010 if certain pre-established EBITDA targets are satisfied. All SARs were cancelled on the Effective Date of the Plan or Reorganization.

(11)
Represents SARs granted in April 2009 under our LTIP, which were to vest on December 31, 2012, provided however that 25% of such shares were to vest each year on December 31st of 2010 and 2011 if certain pre-established EBITDA targets are satisfied. All SARs were cancelled on the Effective Date of the Plan or Reorganization.

(12)
Represents RSUs granted on August 20, 2007; 3,628 shares of which were to vest on December 1st of 2010. All RSUs vested on the Effective Date of the Plan of Reorganization.

(13)
Represents RSUs granted on May 16, 2008; 4,754, and 6,338 shares of which were to vest on December 1st of 2010 and 2011, respectively. All RSUs vested on the Effective Date of the Plan of Reorganization.

(14)
Represents RSUs granted in April 2009; 7,080 shares, 10,620 shares, and 14,160 shares of which were to vest on December 1st of 2010, 2011, and 2012, respectively. All RSUs vested on the Effective Date of the Plan of Reorganization.

(15)
Represents SARs granted in August 2007 under our LTIP, which were to vest on December 31, 2010. All SARs were cancelled on the Effective Date of the Plan or Reorganization.

(16)
Represents SARs granted in May 2008 under our LTIP, which were to vest on December 31, 2011, provided however that 25% of such shares were to vest on December 31st of 2010 if certain pre-established EBITDA targets are satisfied. All SARs were cancelled on the Effective Date of the Plan or Reorganization.

(17)
Represents SARs granted in April 2009 under our LTIP, which were to vest on December 31, 2012, provided however that 25% of such shares were to vest each year on December 31st of 2010 and 2011 if certain pre-established EBITDA targets are satisfied. All SARs were cancelled on the Effective Date of the Plan or Reorganization.

OPTIONS EXERCISED & STOCK VESTED DURING FISCAL 2009

	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
William M. Lasky	—	—	258,750	$68,823
James H. Woodward, Jr.	—	—	—	—
David K. Armstrong	—	—	40,000	$10,800
James J. Maniatis	—	—	6,278	$1,256
Edward J. Gulda	—	—	8,466	$1,693
Richard F. Schomer	—	—	9,430	$1,886

PENSION BENEFITS

	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During the Last Fiscal Year ($)
William M. Lasky	None	—	—	—
James H. Woodward, Jr.	None	—	—	—
David K. Armstrong	Accuride Retirement Plan	9.25	$168,427	$0
James J. Maniatis	None	—	—	—
Edward J. Gulda	None	—	—	—
Richard F. Schomer	None	—	—	—

(1)
Represents the present value of benefits accrued-to-date. For the Accuride Retirement Plan, this is the cash balance account as of the measurement date. The present value of benefits accrued-to-date was calculated using a discount rate of 5.90% and interest crediting at 4.50% (consistent with SFAS No. 87 disclosure assumptions). The model applies a postretirement mortality using the Fully Generational RP-2000 Combined Healthy Mortality table projected using Scale AA and no mortality applied preretirement.

Potential Post Employment Payments

  Severance and Retention Arrangements—Change of Control

        We have entered into amended and restated severance and retention agreements with each NEO, other than Mr. Lasky due to the fact that he wase serving in an interim capacity during 2009.

        The amended and restated severance and retention agreements have a one-year term, subject to automatic one-year renewals if not terminated by either party in accordance with the terms of the agreement. If a "Change of Control" (as defined in the agreement) occurs, the scheduled expiration date of the initial term or renewal term, as the case may be, will be extended for a term ending 18 months after the Change of Control. A Change in Control within the meaning of the agreements occurred as a result of the implementation of the Plan of Reorganization.

        Under the terms of the amended and restated severance and retention agreement, a NEO is entitled to severance if the executive's employment is terminated by us without "cause" or if he or she terminates employment for "good reason" (as these terms are defined in the agreement). This severance generally is equal to one year of the executive's base salary. However, if such termination is within 18 months following a Change of Control, then such severance benefits are as follows:

  •
  For each of Messrs. Gulda, Maniatis, Schomer and Woodward, a payment equal to 200% of his salary plus 200% of the greater of (i) the annualized AICP payment to which he would be entitled as of the date on which the Change of Control occurs or (ii) his average AICP payment over the three years prior to termination.

  •
  In addition, each participating NEO is entitled to continue certain employee benefits, including health, disability, accident and dental insurance coverage for an 18 month period from the date of termination or if earlier, the date on which the executive receives such benefits from a subsequent employer.

        Any such severance is reduced by all payments the executive may become entitled under any other severance policy we may have with the exception of a one year retention plan.

        All severance is subject to the executive executing a general release of claims and agreeing to non-compete and non-solicitation covenants. In addition, if necessary to comply with the tax laws, the severance may not be paid until six months following the NEO's termination.

        No severance is payable if the NEO's employment is terminated for "cause," if they resign without "good reason" or if they become disabled or die.

        Finally, under the terms of the 2005 Equity Incentive Plan, in the event of a Change of Control, if all options, RSUs or SARs settled in stock are not converted, assumed, or replaced by a successor, then such awards will become fully exercisable and all forfeiture restrictions on such awards will lapse and all RSUs shall become deliverable, unless otherwise provided in any award agreement or any other written agreement entered into with an executive. Our stock option, RSU and SAR award agreements outstanding as of the end of 2009 provided that such awards would vest upon a Change of Control. A Change in Control occurred upon our emergence from bankruptcy on the Effective Date, at which time all outstanding awards vested, including the cash awards. SARs and Options were cancelled since they all had base prices which were below the market price of our prepetition common stock and shares of our prepetition common stock were delivered in settlement of all outstanding RSUs based on the appropriate conversion rate of our old equity for new equity.

  Value of Payment Presuming Hypothetical December 31, 2009 Termination Date

        The following tables summarize enhanced payments our NEOs would be eligible to receive assuming a hypothetical separation of employment on December 31, 2009, based upon the circumstances listed in the columns of each table. Mr. Armstrong is excluded since he is no longer employed with us following his resignation. The tables do not include amounts for vested equity awards and vested pension benefits, or similar non-discriminatory benefits to which each NEO is eligible. No amounts are payable to an executive, and no stock options, RSUs, SARs or cash awards will vest if the executive voluntarily terminates his or her employment, other than for "good reason," or is terminated for cause.

William M. Lasky

	Retirement ($)	Involuntary or For Good Reason Termination ($)	Change of Control ($)	Involuntary or For Good Reason Termination (Change of Control) ($)	Disability ($)	Death ($)
Compensation:
—Severance	0	0	0	0	0	0
—Incentive Pay	0	0	0	0	0	0
—Retention Bonus	0	0	0	0	0	0
Long-Term Incentives
—Unvested and Accelerated RSUs	0	0	$825	0	0	0
—Unvested and Accelerated Stock Options / SARs	0	0	0	0	0	0
—Unvested and Accelerated Cash	0	0	0	0	0	0
Benefits & Perquisites:
—Post Separation Health Care, Disability & Accident Ins.	0	0	0	0	0	0
—Insurance Benefits	0	0	0	0	0	0
—Outplacement	0	0	0	0	0	0
—Financial Planning and Executive Physical	0	0	0	0	0	0
Excise Tax Gross-Up Payment	n/a	n/a	0	0	n/a	n/a

Total Payment:	0	0	0	0	0	0

(a)
Assumes that the market value of unvested equity awards was $0.33, which was the closing price of our prepetition common stock on December 31, 2009.

James H. Woodward, Jr.

	Retirement ($)	Involuntary or For Good Reason Termination ($)	Change of Control ($)	Involuntary or For Good Reason Termination (Change of Control) ($)	Disability ($)	Death ($)
Compensation:
—Severance	0	0	0	0	0	0
—Incentive Pay	0	0	0	0	0	0
—Retention Bonus	0	0	0	0	0	0
Long-Term Incentives
—Unvested and Accelerated RSUs	0	0	0	0	0	0
—Unvested and Accelerated Stock Options / SARs	0	0	0	0	0	0
—Unvested and Accelerated Cash	0	0	0	0	0	0
Benefits & Perquisites:
—Post Separation Health Care, Disability & Accident Ins.	0	0	0	0	0	0
—Insurance Benefits	0	0	0	0	0	0
—Outplacement	0	0	0	0	0	0
—Financial Planning and Executive Physical	0	0	0	0	0	0
Excise Tax Gross-Up Payment	n/a	n/a	0	0	n/a	n/a

Total Payment:	0	0	0	0	0	0

James J. Maniatis

	Involuntary or For Good Reason Termination ($)		Change of Control ($)	Involuntary or For Good Reason Termination (Change of Control) ($)		Disability ($)	Death ($)
Compensation:
—Severance	235,000		0	470,000		0	0
—Incentive Pay	0		0	0		0	0
—Retention Bonus	235,000	(g)	0	235,000	(g)	0	0
Long-Term Incentives(a)
—Unvested and Accelerated RSUs	0		13,277	13,277		4,375	4,375
—Unvested and Accelerated Stock Options / SARs(b)	0		0	0		0	0
—Unvested and Accelerated Cash	0		124,748	124,748		0	124,748
Benefits & Perquisites:
—Post Separation Health Care, Disability & Accident Ins.(c)	0		0	18,645		0	0
—Insurance Benefits(d)	0		0	0		0	0
—Outplacement	0		0	10,000		0	0
—Financial Planning and Executive Physical(e)	0		0	22,362		0	0
Excise Tax Gross-Up Payment(f)	n/a		0	0		n/a	n/a

Total Payment:	470,000		138,025	894,032		4,375	129,123

(a)
Assumes that the market value of unvested equity awards was $0.33, which was the closing price of our prepetition common stock on December 31, 2009.

(b)
Represents intrinsic value of unvested stock options/SARs/cash.

(c)
Cost estimated assuming 2010 COBRA rates for Company health benefits and 2010 costs for Company disability and accident insurance.

(d)
Represents death benefit payable to the executive's heirs under insurance purchased by executive through the ELIP.

(e)
Assumes Company cost of $15,400 and income tax gross-up of $6,962.

(f)
Under the amended and restated severance and retention agreement, if payments are subject to excise taxes imposed under Section 4999 of the Code, we will pay to the executive an additional "gross-up" amount so that his after-tax benefits are the same as though no excise tax had applied. The provision is applicable only if the benefits received without applying a 280G scaleback is greater than 120% of the benefits the executive would receive if the payments were scaled back to the 280G safe harbor. Otherwise, the payments will be reduced to the 280G safe harbor.

The following assumptions were used to calculate payments under Section 280G:

  (1)
  Equity valued at $0.33, which was the closing price of our prepetition common stock on December 31, 2009.

  (2)
  Calculations include an estimated value for the two-year non-compete provision. Annual value estimated to be the executive's current target total cash compensation (salary and target annual bonus).

(g)
The Retention Bonus was paid in 2010.

Edward J. Gulda

	Involuntary or For Good Reason Termination ($)		Change of Control ($)	Involuntary or For Good Reason Termination (Change of Control) ($)		Disability ($)	Death ($)
Compensation:
—Severance	300,000		0	600,000		0	0
—Incentive Pay	0		0	0		0	0
—Retention Bonus	300,000	(g)	0	300,000	(g)	0	0
Long-Term Incentives(a)
—Unvested and Accelerated RSUs	0		17,474	17,474		5,858	5,858
—Unvested and Accelerated Stock Options / SARs(b)	0		0	0		0	0
—Unvested and Accelerated Cash	0		159,240	159,240		0	159,240
Benefits & Perquisites:
— Post Separation Health Care, Disability & Accident Ins.(c)	0		0	14,833		0	0
—Insurance Benefits(d)	0		0	0		0	0
—Outplacement	0		0	10,000		0	0
—Financial Planning and Executive Physical(e)	0		0	22,568		0	0
Excise Tax Gross-Up Payment(f)	n/a		0	0		n/a	n/a

Total Payment:	600,000		176,714	1,124,115		5,858	165,098

(a)
Assumes that the market value of unvested equity awards was $0.33, which was the closing price of our prepetition common stock on December 31, 2009.

(b)
Represents intrinsic value of unvested stock options/SARs.

(c)
Cost estimated assuming 2010 COBRA rates for Company health benefits and 2010 costs for Company disability and accident insurance.

(d)
Represents death benefit payable to the executive's heirs under insurance purchased by executive through the ELIP.

(e)
Assumes Company cost of $15,400 and income tax gross-up of $7,168.

(f)
Under the amended and restated severance and retention agreement, if payments are subject to excise taxes imposed under Section 4999 of the Code, we will pay to the executive an additional "gross-up" amount so that his after-tax benefits are the same as though no excise tax had applied. The provision is applicable only if the benefits received without applying a 280G scaleback is greater than 120% of the benefits the executive would receive if the payments were scaled back to the 280G safe harbor. Otherwise, the payments will be reduced to the 280G safe harbor.
  The following assumptions were used to calculate payments under Section 280G:

  (1)
  Equity valued at $0.33, which was the closing price of our prepetition common stock on December 31, 2009.

  (2)
  Calculations include an estimated value for the two-year non-compete provision. Annual value estimated to be the executive's current target total cash compensation (salary and target annual bonus).

(g)
The Retention Bonus was paid in 2010.

Richard F. Schomer

	Involuntary or For Good Reason Termination ($)		Change of Control ($)	Involuntary or For Good Reason Termination (Change of Control) ($)		Disability ($)	Death ($)
Compensation:
—Severance	250,000		0	530,720		0	0
—Incentive Pay	0		0	0		0	0
—Retention Bonus	250,000	(g)	0	250,000	(g)	0	0
Long-Term Incentives(a)
—Unvested and Accelerated RSUs	0		15,372	15,372		5,536	5,536
—Unvested and Accelerated Stock Options / SARs(b)	0		0	0		0	0
—Unvested and Accelerated Cash	0		132,687	132,687		0	132,687
Benefits & Perquisites:
—Post Separation Health Care, Disability & Accident Ins.(c)	0		0	14,705		0	0
—Insurance Benefits(d)	0		0	0		0	0
—Outplacement	0		0	10,000		0	0
—Financial Planning and Executive Physical(e)	0		0	22,582		0	0
Excise Tax Gross-Up Payment(f)	n/a		0	0		n/a	n/a

Total Payment:	500,000		148,059	976,066		5,536	138,223

(a)
Assumes that the market value of unvested equity awards was $0.33, which was the closing price of our prepetition common stock on December 31, 2009.

(b)
Represents intrinsic value of unvested stock options/SARs.

(c)
Cost estimated assuming 2010 COBRA rates for Company health benefits and 2010 costs for Company disability and accident insurance.

(d)
Represents death benefit payable to the executive's heirs under insurance purchased by executive through the ELIP.

(e)
Assumes Company cost of $15,400 and income tax gross-up of $7,182.

(f)
Under the amended and restated severance and retention agreement, if payments are subject to excise taxes imposed under Section 4999 of the Code, we will pay to the executive an additional "gross-up" amount so that his after-tax benefits are the same as though no excise tax had applied. The provision is applicable only if the benefits received without applying a 280G scaleback is greater than 120% of the benefits the executive would receive if the payments were scaled back to the 280G safe harbor. Otherwise, the payments will be reduced to the 280G safe harbor.

The following assumptions were used to calculate payments under Section 280G:
  (1)
  Equity valued at $0.33, which was the closing price of our prepetition common stock on December 31, 2009.

  (2)
  Calculations include an estimated value for the two-year non-compete provision. Annual value estimated to be the executive's current target total cash compensation (salary and target annual bonus).

(g)
The Retention Bonus was paid in 2010.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serve as a member of the board of directors or compensation committee of any other company that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

        The following Director Compensation Table sets forth summary information concerning the compensation earned in 2009 for services as directors to our Company.

	Fees Earned or Paid in Cash(1)	Stock Awards(2)	Total
Michael Alger	$34,818	—	$34,818
Mark D. Dalton	$149,250	$3,700	$152,950
John D. Durrett, Jr.	$109,000	$3,700	$112,700
Donald T. Johnson, Jr.	$155,250	$3,700	$158,950
William M. Lasky	$85,000	$3,900	$88,900
Donald C. Mueller	$85,972	—	$85,972
Jason H. Neimark	$85,972	—	$85,972
Charles E. Mitchell Rentschler	$108,000	$3,700	$111,700
Donald C. Roof	$166,500	$3,700	$170,200
Thomas V. Taylor, Jr.	$85,972	—	$85,872
Brian J. Urbanek	$86,722	—	$86,722
Douglas C. Werking	$49,018	—	$49,018

(1)
All fees are shown in this column regardless of payment method. The amounts are detailed below:

	Base Annual Fee	Audit Committee Chairman	Human Resource & Compensation Committee Chairman	Nominating/ Governance Committee Chairman	Meeting Attendance Fee	Special Committee Fee(a)	Total
Michael Alger(b)	$32,568	—	—	—	$2,250	—	$34,818
Mark D. Dalton	$85,000	—	—	—	$19,250	$45,000	$149,250
John D. Durrett, Jr.	$85,000	—	—	$7,500	$16,500	—	$109,000
Donald T. Johnson, Jr.	$85,000	—	$7,500	—	$17,750	$45,000	$155,250
William M. Lasky(c)	$85,000	—	—	—	—	—	$85,000
Donald C. Mueller	$76,972	—	—	—	$9,000	—	$85,972
Jason H. Neimark	$76,972	—	—	—	$9,000	—	$85,972
Charles E. Mitchell Rentschler	$85,000	—	—	—	$23,000	—	$108,000
Donald C. Roof	$85,000	$15,000	—	—	$21,500	$45,000	$166,500
Thomas V. Taylor, Jr.	$76,972	—	—	—	$9,000	—	$85,972
Brian J. Urbanek	$76,972	—	—	—	$9,750	—	$86,722
Douglas C. Werking(d)	$76,972	—	—	—	$6,000	—	$49,018

(a)
As members of the Special Committee appointed by the full board of directors, each was granted a cash award during 2009 as compensation for services.

(b)
Mr. Alger began serving as a director on August 13, 2009.

(c)
As reflected in the Summary Compensation Table, Mr. Lasky also received $912,204 in fees for his services as President and CEO.

(d)
Mr. Werking resigned as of August 6, 2009.

(2)
These amounts represent the aggregate expense recognized for financial statement reporting purposes in 2009, disregarding forfeitures related to service-based vesting conditions, in accordance with the FASB's ASC Topic 718, Compensation—Stock Compensation, for stock options and RSUs granted to the directors. The total grant date fair value of awards to the directors made in 2009 was $22,400. The awards for which expense is shown in this table include the awards described below:

	Grant Date	Restricted Stock Units Granted		Stock Option Shares Granted	Exercise Price	Grant Date Fair Value of Stock and Option Awards(a)	Stock Option Shares Exercisable at 12/31/2009	Stock Option Shares Outstanding at 12/31/2009(b)
Mark D. Dalton	4/26/2005	—		25,000	$9.00	$40,164	8,334	8,334
	2/02/2009	10,000		—	—	$3,700	—	—
John D. Durrett, Jr.	2/02/2009	10,000	(c)	—	—	$3,700	—	—
Donald T. Johnson, Jr.	4/10/2006	—		25,000	$10.53	$58,725	25,000	25,000
	2/02/2009	10,000	(c)	—	—	$3,700	—	—
William M. Lasky	2/09/2009	10,000		—	—	$3,900	—	—
Charles E. Mitchell Rentschler	4/26/2005	—		25,000	$9.00	$40,164	25,000	25,000
	2/02/2009	10,000	(c)	—	—	$3,700	—	—
Donald C. Roof	4/26/2005	—		25,000	$9.00	$40,164	25,000	25,000
	2/02/2009	10,000		—	—	$3,700	—	—

(a)
In determining the estimated fair value of our share-based awards as of the grant date, we used the Black-Scholes option-pricing model. The assumptions underlying our model are described in the notes to our consolidated financial statements for the fiscal year ended December 31, 2009 (Note 10—Stock-Based Compensation Plans) contained herein.

(b)
Options were fully vested at grant, but became exercisable in one-third increments on each anniversary of the grant date. Once exercisable the option may be exercised at any time up until the tenth anniversary of the grant date.

(c)
Elected to defer the 10,000 RSUs pursuant to the Directors' Deferred Compensation Plan.

Narrative to Director Compensation Table

        Effective as of March 1, 2010, our director compensation structure was revised as follows:

  •
  each non-employee director will receive an annual cash retainer of $60,000;

  •
  each non-employee director will receive an annual grant of RSU valued at $60,000 and vesting on the first anniversary of the grant date, each of which we refer to as an "Annual RSU Grant";

  •
  the lead independent director will receive a $20,000 annual cash retainer in addition to the non-employee director fees outlined here; and

  •
  the chairpersons of board committees will receive the following annual retainers in addition to the non-employee director fees outlined here:

  •
  Audit Committee Chairperson—$15,000 annual retainer;

  •
  Nominating Committee Chairperson—$7,500 annual retainer; and

  •
  Compensation Committee Chairperson—$7,500 annual retainer.

        In making the Annual RSU Grant for 2010, the board of directors directed that each non-employee director be awarded a grant of 43,479 RSUs, which will vest on March 1, 2011. In addition, the board of directors also made a one-time grant of 36,232 RSUs to each non-employee director, of which one hundred percent will vest on March 1, 2014. Each of the Annual RSU Grants and the one-time grants referenced in this paragraph (i) are subject to a Form S-8 registration statement registering the underlying shares, (ii) were made outside of any incentive award plan and

(iii) were awarded using the Form of Restricted Stock Unit Agreement filed as an exhibit hereto with the vesting schedule conformed to the vesting provisions noted above.

        Pursuant to the terms of his employment agreement, William M. Lasky, the Company's Chairman and Interim President and Chief Executive Officer, also receives normal director fees and equity grants, including the fees and equity grants outlined above.

        We reimburse directors for out-of-pocket expenses incurred in connection with their attendance at Board and Board Committee meetings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT AND RELATED SHAREHOLDER MATTERS

        The following table sets forth, based on information we have, the beneficial ownership of Common Stock and convertible notes as of November 8, 2010, by:

  •
  all persons known to us to be the beneficial owners of more than 5% of our common stock or our convertible notes;

  •
  each of the Named Executive Officers, other than Mr. Armstrong, who is no longer employed by us;

  •
  each current director; and

  •
  all directors and executive officers as a group.

As of November 8, 2010, there were:

  •
  126,295,024 shares of pre-reverse split common stock issued and outstanding;

  •
  22,058,824 shares of pre-reverse split common stock issuable at any time upon exercise of our warrants at an initial exercise price of $2.10 per share of common stock (subject to adjustment); and

  •
  Approximately 204,400,798 shares of pre-reverse common stock issuable at any time upon full conversion of the $145,250,001 million aggregate principal amount of convertible notes currently outstanding, at a conversion rate of 1,407.2343 (subject to adjustment) per $1,000 aggregate principal amount.

        Unless otherwise indicated, each of the holders has sole voting and investment power with respect to the shares beneficially owned, subject to community property laws, where applicable. Percentage of ownership is based on approximately 126,295,024 shares of common stock outstanding on November 8, 2010. Shares of common stock underlying our convertible notes and warrants which are currently convertible within 60 days, are deemed outstanding for computing the percentage of the person or group holding such instruments, but are not deemed outstanding for computing the percentage of any other person or group. The address for individuals for whom an address is not otherwise indicated is c/o Accuride Corporation, 7140 Office Circle, Evansville, IN 47715.

				Convertible Notes
								Approximate % of the Total Voting Power (Assumes Full Conversion of Convertible Notes)(4)
	Common Stock			Amount of Convertible Notes (in shares; on an as converted basis)(2)
					% of Convertible Notes (on an as converted basis)	Approximate % of Common Stock Owned (Per Rule 13d-3(c))(3)
Name and Address	Shares of Common Stock(1)	% of Common Stock
5% Holders:
Entities affiliated with Brigade Capital Management, LLC(5)	6,857,125	5.4		—	—	5.4		2.1
399 Park Avenue, 16th Floor New York, New York 10022
Entities advised by Sankaty Advisors, LLC(6)	13,938,701	11.0	(7)	15,576,760	7.6	20.8	(8)	8.8
111 Huntington Avenue Boston, MA 02199
Entities affiliated with Senator Investment Group LP(9)	—	—		12,794,441	6.3	9.2	(10)	3.9
1330 Avenue of the Americas, 26th Floor New York, NY 10019
Entities affiliated with Tinicum Capital Partners II, L.P.(11)	9,796,370	7.7	(12)	10,623,199	5.2	14.7	(13)	5.7
c/o Tinicum Capital Partners II, L.P. 800 Third Avenue, 40th Floor New York, NY 10022
Entities affiliated with York Capital Management Global Advisors, LLC(14)	—	—		23,309,217	9.9	18.5	(15)	7.1
c/o York Capital Management 767 Fifth Avenue, 17th Floor New York, NY 10153
Entities affiliated with Cetus Capital, LLC(16)	8,435	—		16,199,665	8.2	11.4	(17)	4.9
8 Sounds Shore Drive, Greenwich, CT 06830
Individuals affiliated with Whippoorwill Associate, Inc.(18)	1,180,666	0.9		20,901,987	10.2	15.0	(19)	6.7
11 Martine Avenue, White Plains, New York 10606
Entities affiliated with FMR LLC(20)	13,593,362	10.7	(21)	7,111,648	3.5	15.4	(22)	5.9
82 Devonshire Street, Boston, MA 02109
Entities affiliated with Apollo Management Holdings GP, LLC(23)	10,567,131	8.4	(24)	—	—	8.4	(25)	3.2
One Manhattanville Road Suite 201 Purchase, NY 10577

				Convertible Notes
				Amount of Convertible Notes (in shares; on an as converted basis)(2)				Approximate % of the Total Voting Power (Assumes Full Conversion of Convertible Notes)(4)
	Common Stock
					% of Convertible Notes (on an as converted basis)	Approximate % of Common Stock Owned (Per Rule 13d-3(c))(3)
Name and Address	Shares of Common Stock(1)	% of Common Stock
Directors & Named Executive Officers:
Michael Bevacqua	—	—		—	—	—		—
Keith E. Busse	—	—		—	—	—		—
Benjamin C. Duster	—	—		—	—	—		—
Robert J. Kelly	—	—		—	—	—		—
William M. Lasky(26)	1,164,032	*	(27)	—	—	*	(27)	*
Stephen S. Ledoux	—	—		—	—	—		—
John W. Risner	—	—		—	—	—		—
Edward J. Gulda(28)	26,709	*	(29)	—	—	*	(29)	*
James J. Maniatis(30)	20,023	*	(31)	—	—	*	(31)	*
Richard F. Schomer(32)	25,182	*	(33)	—	—	*	(33)	*
James H. Woodward	307,560	*		—	—	*		*
All current directors and executive officers as a group (14 persons)(34)	1,596,127	1.3	(35)	—	—	1.3	(35)	*

(1)
The beneficial ownership numbers in this column (i) include shares of common stock that are not outstanding, but that are issuable upon exercise of out-of-the-money warrants and (ii) exclude shares of common stock issuable upon conversion of the convertible notes.

(2)
Amounts reflect the PIK interest payment made on August 26, 2010 and the current conversion rate of 1,407.2343 shares of common stock per $1,000 principal amount of convertible notes converted.

(3)
The beneficial ownership percentages in this column have been calculated in accordance with Rule 13d-3(c) of the Exchange. Under Rule 13d-3(c), shares of common stock that are not outstanding, but that are issuable upon exercise of out-of-the-money warrants or conversion of the convertible notes, have been deemed to be outstanding for the purpose of computing the percentage of outstanding shares of common stock owned by each person in the table, and are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock beneficially owned by any other person in the table.

(4)
The beneficial ownership percentages in this column are calculated assuming that all outstanding convertible notes have been converted into shares of common stock, and without regard to any shares of common stock issuable upon exercise of the out-of-the-money warrants. The convertible notes are entitled to vote with the shares of common stock on an as-converted basis, but warrants are not entitled to vote. The Company believes the beneficial ownership percentages in this column are relevant to holders of common stock and convertible notes in assessing the voting power of the common stock and the convertible notes in this context. Applying this assumption, the beneficial ownership percentages in this column are based on 330,695,808 shares of common stock deemed to be outstanding as of November 8, 2010, which includes (i) 126,295,024 shares of common stock outstanding as of November 8, 2010 and (ii) 204,400,784 shares of common stock issuable upon the full conversion of all convertible notes outstanding as of November 8, 2010.

(5)
Based on information as set forth in the Company's registration statement on Form S-1 filed on August 10, 2010 with the SEC, as supplemented and amended, filed on September 1, 2010, which we refer to as the "Form S-1.". Brigade Capital Management, LLC, which we refer to as "Brigade Capital," and Brigade Leveraged Capital Structures Fund Ltd., a company organized under the laws of the Cayman Islands, which we refer to as "Brigade Structures," both may be deemed to be the beneficial owner of the 6,857,125 shares of common stock. Donald E. Morgan, III is the managing member of Brigade Capital and as a result may be deemed to share voting and dispositive power with respect to the shares held by Brigade Capital. Donald E. Morgan, III is also the sole director of Brigade Structures and as a result may be deemed to share voting and dispositive power with respect to the shares held by Brigade Structures. Mr. Morgan and each of the entities noted above, disclaims beneficial ownership of the shares except to the extent of their pecuniary interests therein.

(6)
Based on information as set forth in the Form S-1. Jonathan Lavine is the managing member of Sankaty Credit Member, LLC, which we refer to as "SCM," which is (a) the managing member of Prospect Harbor Investors, LLC, which is the sole general partner of Prospect Harbor Credit Partners, L.P., which is the sole member of Prospect Funding I, LLC, which we refer to as "PFI", (b) the managing member of Sankaty Credit Opportunities Investors, LLC, which we refer to as "SCOI," which is the sole general partner of Sankaty Credit Opportunities, LLC, which we refer to as "SCO", (c) the managing member of Sankaty Credit Opportunities Investors II, LLC, which we refer to as "SCOI II", (d) the managing member of Sankaty Credit Opportunities Investors III, LLC, which we refer to as "SCOI III," which is the sole general partner of Sankaty Credit Opportunities III, LLC, which we refer to as SCO III"; and (e) the managing member of Sankaty

  Credit Opportunities Investors IV, LLC, which we refer to as "SCOI IV," which is the sole general partner of Sankaty Credit Opportunities IV, LLC, which we refer to as "SCO IV." Mr. Lavine is the sole director of Sankaty Credit Member (Offshore), Ltd., which we refer to as "SCMO," which is the sole general partner of Sankaty Credit Opportunities Investors (Offshore) IV, L.P., which we refer to as "SCOIO IV," which is the sole general partner of Sankaty Credit Opportunities (Offshore Master) IV, L.P., which we refer to as "SCOM IV." By virtue of these relationships, Mr. Lavine may be deemed to share voting and dispositive power with respect to the shares of common stock held by PFI, SCO, SCOM IV, SCO II, SCO III and SCO IV. Mr. Lavine and each of the entities noted above disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

(7)
The number of shares of common stock above includes: 2,078,040 shares of common stock held by PFI; 156 shares of common stock and 2,570 shares of common stock issuable upon the exercise of warrants held by SCO; 184,909 shares of common stock and 70,534 shares of common stock issuable upon the exercise of warrants held by SCO II; 4,592,663 shares of common stock and 21,088 shares of common stock issuable upon the exercise of warrants held by SCOM IV; 3,247,771 shares of common stock and 160,210 shares of common stock issuable upon the exercise of warrants held by SCO III; and 3,564,465 shares of common stock and 16,295 shares of common stock issuable upon the exercise of warrants held by SCO IV. The beneficial ownership percentage of entities advised by Sankaty Advisors, LLC in this column has been calculated based on 126,565,721 shares of common stock outstanding as of November 8, 2010, which assumes conversion of the out-of-the-money warrants held by such entities into 270,697 shares of common stock, only for purposes of calculating such entities' beneficial ownership.

(8)
In accordance with Rule 13d-3(c) of the Exchange Act, the beneficial ownership percentage of entities advised by Sankaty Advisors, LLC in this column has been calculated based on 142,142,481 shares of common stock outstanding as of November 8, 2010, which assumes conversion of the convertible notes held by such entities into 15,576,760 shares of common stock and conversion of the out-of-the-money warrants held by such entities into 270,697 shares of common stock, only for purposes of calculating such entities' beneficial ownership.

(9)
Based on the Schedule 13G/A filed with the SEC on September 24, 2010 by Senator Investment Group LP, a Delaware limited partnership, which we refer to as "Senator." Senator may be deemed to be the beneficial owner of the 12,794,441 shares of common stock issuable upon conversion of convertible notes. Senator serves as investment manager to a Delaware limited partnership, two Cayman Islands limited partnerships, and a Cayman Islands company (collectively, the "Funds," and as such, has investment discretion with respect to the Funds. The partners of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities reported herein held by the Funds in accordance with their respective ownership interests in the Funds. Senator disclaims beneficial ownership of the shares described herein.

(10)
In accordance with Rule 13d-3(c) of the Exchange Act, the beneficial ownership percentage of entities affiliated with Senator as set forth in this column has been calculated based on 139,089,465 shares of common stock outstanding as November 8, 2010, which assumes conversion of the convertible notes held by such entities into 12,794,441 shares of common stock, only for purposes of calculating such entities' beneficial ownership.

(11)
Based on information as set forth in the Form S-1. Tinicum Lantern II, LLC, which we refer to as "Tinicum Lantern," is the general partner of each of TCP II and Tinicum Capital Partners II Parallel Fund, L.P., which we refer to as "Parallel Fund," and the managing member of Tinicum Capital Partners II Executive Fund L.L.C., which we refer to as "Executive Fund." Eric M. Ruttenberg and Terence M. O'Toole, as co-managing members of Tinicum Lantern II, LLC, have shared voting or dispositive power over the notes and registrable common stock held by each Tinicum Fund.

(12)
The beneficial ownership percentage of entities affiliated with TCP II in this column has been calculated based on 128,026,657 shares of common stock outstanding as of November 8, 2010, which assumes conversion of the out-of-the-money warrants held by such entities into 1,731,633 shares of common stock, only for purposes of calculating such entities' beneficial ownership. The number of shares of common stock above includes: 23,720 shares of common stock held by Executive Fund; 41,527 shares of common stock and 8,963 shares of common stock issuable upon the exercise of warrants held by Parallel Fund; and 7,999,490 shares of common stock and 1,722,670 shares of common stock issuable upon the exercise of warrants held by TCP II.

(13)
In accordance with Rule 13d-3(c) of the Exchange Act, the beneficial ownership percentage of entities affiliated with TCP II as set forth in this column has been calculated based on 138,649,856 shares of common stock outstanding as of November 8, 2010, which assumes conversion of the convertible notes held by such entities into 10,623,199 shares of common stock and conversion of the out-of-the-money warrants held by such entities into 1,731,633 shares of common stock, only for purposes of calculating such entities' beneficial ownership.

(14)
Based on information as set forth in the Form S-1. YGA has sole voting or dispositive power over the convertible notes and common stock held by York Credit Opportunities Fund, L.P., which we refer to as "York Credit Opportunities," and York Credit Opportunities Master Fund, L.P., which we refer to as "York Credit Opportunities Master." James G. Dinan is the chairman and one of the two senior managers of YGA. Daniel A Schwartz is also a senior manager of YGA. York Credit Opportunities and York Credit Opportunities Master respectively hold convertible notes that would be convertible into 8,263,963 and 15,045,254 shares of common stock. York Credit Opportunities and York Credit Opportunities Master are parties to an agreement (the "York Agreement") pursuant to which it has agreed (i) not to convert any of its notes into shares of common stock or otherwise acquire shares of common stock to the extent that such conversion or acquisition would result in it, and certain other affiliated entities whose beneficial ownership would be aggregated with it, beneficially owning more than 9.999% of the total outstanding shares of common stock of the Company and (ii) to the extent that such persons would be deemed to beneficially own common stock and notes representing in excess of 9.999% of the total voting power of the Company's outstanding common stock and convertible notes, which we refer to as excess securities, to vote such excess securities in the same proportion as all other votes cast with respect to all matters presented for a vote to holders of common stock (excluding votes cast by the holder and certain other affiliated entities for common stock and notes other than excess securities). The term of the York Agreement is three years, but it may be earlier terminated by delivery of 90 days' prior written notice to the Company.

(15)
In accordance with Rule 13d-3(c) of the Exchange Act and the York Agreement, the beneficial ownership percentage of entities affiliated with YGA as set forth in this column has been calculated based on 126,295,024 shares of common stock outstanding as of November 8, 2010, which assumes that the conversion of only certain convertible notes held by such entities. Beneficial ownership is limited to 9.999% as described in footnote 14.

(16)
Based on the Schedule 13G jointly filed with the SEC on August 27, 2010 and the Form 4 filed on September 2, 2010 by Cetus Capital, LLC and Littlejohn Associates III, L.L.C., both Delaware limited liability companies, and Littlejohn Fund III, L.P., a Delaware limited partnership.

(17)
In accordance with Rule 13d-3(c) of the Exchange Act, the beneficial ownership percentage of entities affiliated with Cetus Capital, LLC as set forth in this column has been calculated based on 142,503,124 shares of common stock of outstanding as of November 8, 2010, which assumes conversion of the convertible notes held by such entities into 16,199,665 shares of common stock and conversion of the out-of-the-money warrants held by such entities into 8,435 shares of common stock, only for purposes of calculating such entities' beneficial ownership.

(18)
Based on the Schedule 13G jointly filed on August 6, 2010 and the Form 4 jointly filed on October 12, 2010 with the SEC by Whippoorwill Associates, Inc., a Delaware corporation, which we refer to as "Whippoorwill," Shelley F. Greenhaus, as President and Principal of Whippoorwill and Steven K. Gendal, as Principal of Whippoorwill.

(19)
In accordance with Rule 13d-3(c) of the Exchange Act, the beneficial ownership percentage of entities affiliated with Whippoorwill as set forth in this column has been calculated based on 145,737,006 shares of common stock of outstanding as of November 8, 2010, which assumes conversion of the convertible notes held by such entities into 19,441,982 shares of common stock, only for purposes of calculating such entities' beneficial ownership.

(20)
Based on the Schedule 13G jointly filed with the SEC on May 10, 2010 by FMR, LLC, a Delaware limited liability company, which we refer to as "FMR," and Edward C. Johnson 3d. Members of the family of Edward C. Johnson 3d, Chairman of FMR, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of the voting power of FMR. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. Neither FMR nor Edward C. Johnson 3d, Chairman of FMR, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity Management & Research Company, a wholly-owned subsidiary of FMR and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, carries out the voting of the shares under written guidelines established by the funds' Boards of Trustees.

(21)
Amount is not determinable based on the information reported in the Schedule 13G jointly filed with the SEC on May 10, 2010 by FMR, LLC, a Delaware limited liability company, which we refer to as "FMR," and Edward C. Johnson 3d (the "FMR Schedule 13G") and in the Form S-1.

(22)
As reported on the FMR Schedule 13G.

(23)
Based on the Schedule 13G jointly filed with the SEC on October 22, 2010 by (i) Apollo Value Investment Master Fund, L.P., which we refer to as "Value Master Fund," (ii) Apollo Value Advisors, L.P., which we refer to as "Value Advisors," (iii) Apollo Value Capital Management, LLC, which we refer to as "Value Capital Management," (iv) Apollo Value Management, L.P., which we refer to as "Value Management," (v) Apollo Value Management GP, LLC, which we refer to as "Value Management GP," (vi) Apollo Strategic Value Master Fund, L.P., which we refer to as "SVF Master Fund," (vii) Apollo SVF Advisors, L.P., which we refer to as "SVF Advisors," (viii) Apollo SVF Capital Management, LLC, which we refer to as "SVF Capital Management," (ix) Apollo SVF Management, L.P., which we refer to as "SVF Management," (x) Apollo SVF Management GP, LLC, which we refer to as "SVF Management GP," (xi) Lyxor/Apollo Distressed Fund Limited, which we refer to as "Lyxor Fund," (xii) Apollo Special Opportunities Managed Account, L.P., which we refer to as "SOMA Fund," (xiii) Apollo SOMA Advisors, L.P., which we refer to as "SOMA Advisors," (xiv) Apollo SOMA Capital Management, LLC, which we refer to as "SOMA Capital Management," (xv) Apollo Principal Holdings II GP, LLC, which we refer to as "Principal GP," (xvi) Apollo Principal Holdings II, L.P., which we refer to as "Principal II," (xvii) Apollo Capital Management, L.P., which we refer to as "Capital Management," (xviii) Apollo Capital Management GP, LLC, which we refer to as "Capital Management GP," (xix) Apollo Management Holdings, L.P., which we refer to as "Holdings," and (xx) Apollo Management Holdings GP, LLC, which we refer to as "Holdings GP." Value Master

  Fund, SVF Master Fund, Lyxor Fund, and SOMA Fund each hold shares of Common Stock of the Issuer. Value Advisors serves as the managing general partner of Value Master Fund, Value Management serves as the manager of Value Master Fund, SVF Advisors serves as the managing general partner of SVF Master Fund, and SVF Management serves as the manager of SVF Master Fund and SOMA Fund, and the trading advisor of Lyxor Fund. SOMA Advisors serves as the general partner of SOMA Fund. Value Capital Management serves as the general partner of Value Advisors, Value Management GP serves as the general partner of Value Management, SVF Capital Management serves as the general partner of SVF Advisors, SVF Management GP serves as the general partner of SVF Management, and SOMA Capital Management serves as the general partner of SOMA Advisors. Principal II serves as the sole member and manager of Value Capital Management, SVF Capital Management and SOMA Capital Management, and Principal GP serves as the general partner of Principal II. Capital Management serves as the sole member and manager of Value Management GP and SVF Management GP, and Capital Management GP serves as the general partner of Capital Management.

  Holdings is the sole member-manager of Capital Management GP, and Holdings GP is the general partner of Holdings.

(24)
The beneficial ownership percentage of entities affiliated with Holdings GP in this column has been calculated based on 126,295,024 shares of common stock outstanding as of November 8, 2010.

(25)
In accordance with Rule 13d-3(c) of the Exchange Act, the beneficial ownership percentage of entities affiliated with Holdings GP in this column has been calculated based on 126,295,024 shares of common stock outstanding as of November 8, 2010.

(26)
Mr. Lasky's beneficial ownership includes (i) 999,453 shares of common stock and (ii) out-of-the-money warrants to purchase 164,579 shares of common stock.

(27)
In accordance with Rule 13d-3(c) of the Exchange Act, Mr. Lasky's beneficial ownership percentage in this column has been calculated based on 126,459,603 shares of common stock outstanding as of November 8, 2010, which assumes conversion of the out-of-the-money warrants to purchase 164,579 shares of common stock held by Mr. Lasky, only for purposes of calculating Mr. Lasky's beneficial ownership.

(28)
Mr. Gulda's beneficial ownership includes (i) 1,834 shares of common stock and (ii) out-of-the-money warrants to purchase 24,875 shares of common stock.

(29)
In accordance with Rule 13d-3(c) of the Exchange Act, Mr. Gulda's beneficial ownership percentage in this column has been calculated based on 126,319,899 shares of common stock outstanding as of November 8, 2010, which assumes conversion of the out-of-the-money warrants to purchase 24,875 shares of common stock held by Mr. Gulda, only for purposes of calculating Mr. Gulda's beneficial ownership.

(30)
Mr. Maniatis's beneficial ownership includes (i) 1,375 shares of common stock and (ii) out-of-the-money warrants to purchase 18,648 shares of common stock.

(31)
In accordance with Rule 13d-3(c) of the Exchange Act, Mr. Maniatis's beneficial ownership percentage in this column has been calculated based on 126,313,673 shares of common stock outstanding as of November 8, 2010, which assumes conversion of the out-of-the-money warrants to purchase 18,648 shares of common stock held by Mr. Maniatis, only for purposes of calculating Mr. Maniatis's beneficial ownership.

(32)
Mr. Schomer's beneficial ownership includes (i) 1,729 shares of common stock and (ii) out-of-the-money warrants to purchase 23,453 shares of common stock.

(33)
In accordance with Rule 13d-3(c) of the Exchange Act, Mr. Schomer's beneficial ownership percentage in this column has been calculated based on 126,318,477 shares of common stock outstanding as of November 8, 2010, which assumes conversion of the out-of-the-money warrants to purchase 23,453 shares of common stock held by Mr. Schomer, only for purposes of calculating Mr. Schomer's beneficial ownership.

(34)
The beneficial ownership of the directors and executive officers as a group includes (i) 1,315,562 shares of common stock and (ii) out-of-the-money warrants to purchase 280,565 shares of common stock. The total number of shares listed does not double count the shares that may be beneficially attributable to more than one person.

(35)
In accordance with Rule 13d-3(c) of the Exchange Act, the beneficial ownership percentage of the directors and executive officers as a group as set forth in this column has been calculated based on 126,575,589 shares of common stock outstanding as of November 8, 2010, which assumes conversion of out-of-the-money warrants to purchase 280,565 shares of common stock held by directors and executive officers as a group, only for purposes of calculating the group's beneficial ownership.

CERTAIN RELATIONSHIPS AND TRANSACTIONS AND DIRECTOR INDEPENDENCE

        We have adopted a related party transaction policy and procedures for the approval or ratification of any "related party transaction." "Related party transaction" is defined as any transaction, arrangement or relationship in which we (including any of our subsidiaries) were, are or will be a participant, the amount involved exceeds $120,000, and one of our executive officers, directors, director nominees, 5% stockholders (or their immediate family members) or any entity with which any of the foregoing persons is an employee, general partner, principal or 5% stockholder, each of whom we refer to as a "related person," had, has or will have a direct or indirect interest as set forth in Item 404 of Regulation S-K under the Securities Act. The policy provides that management will present to the audit committee for review and approval each proposed related party transaction (other than related party transactions involving compensation matters, certain ordinary course transactions, transactions involving competitive bids or rates fixed by law, and transactions involving services as a bank depository, transfer agent or similar services). The audit committee will review the relevant facts and circumstances of the transaction, including if the transaction is on terms comparable to those that could be obtained in arms-length dealings with an unrelated third party and the extent of the related party's interest in the transaction, take into account the conflicts of interest and corporate opportunity provisions of our Code of Conduct, and either approve or disapprove the related party transaction. If advance approval of a related party transaction requiring the audit committee's approval is not feasible, the transaction may be preliminarily entered into by management upon prior approval of the transaction by the Chairperson of the audit committee, subject to ratification of the transaction by the audit committee at its next regularly scheduled meeting. No director may participate in approval of a related party transaction for which he or she is a related party. In certain situations, we may adopt alternative procedures for the approval of a related party transaction, if appropriate under the circumstances, including the appointment of an independent committee of the board of directors to evaluate and approve the transaction.

Plan of Reorganization

        Robert J. Kelly, a director of Accuride, is employed by Tinicum, which advises funds that were beneficial owners of greater than 5% of our prepetition common stock prior to the Effective Date. As backstop providers in the rights offering of the convertible notes, on the Effective Date, funds advised by Tinicum (1) were issued approximately 2.95 million shares of common stock as payment of their backstop fees and (2) subscribed for $148,862 aggregate principal amount of convertible notes pursuant to their backstop commitments. Also pursuant to the Plan of Reorganization and on the Effective Date, funds advised by Tinicum were issued (1) approximately $7.1 million aggregate principal amount of convertible notes pursuant to their rights offering subscription and (2) 8,064,734 shares of pre-reverse split common stock and 1,731,633 warrants in exchange for their prepetition common stock and prepetition senior subordinated notes. In addition, funds advised by Tinicum were lenders to us of approximately $2.95 million under the DIP credit facility. On the Effective Date, all amounts outstanding under the DIP credit facility were paid.

        Michael J. Bevacqua, a director of Accuride, is a Managing Director of Sankaty Advisors, LLC. As backstop providers, on the Effective Date, the Sankaty Funds (1) were issued approximately 7.7 million shares of pre-reverse split common stock as payment of their backstop fees and (2) subscribed for $388,918 aggregate principal amount of convertible notes pursuant to their backstop commitments. Also pursuant to the Plan of Reorganization and on the Effective Date, funds advised by Sankaty were issued (1) approximately $6.7 million aggregate principal amount of convertible notes pursuant to their rights offering subscription and (2) 14,918,004 shares of pre-reverse split common stock, and, 270,697 warrants in exchange for their prepetition common stock and prepetition senior subordinated notes. In addition, funds advised by Sankaty were lenders to us of approximately $7.7 million under the DIP credit facility. On the Effective Date, all amounts outstanding under the DIP credit facility were paid.

Funds advised by Sankaty Advisors, LLC are also lenders of approximately $65.0 million under our postpetition senior credit facility, which we will refinance as a part of this offering. For the terms of the postpetition senior credit facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operation—Capital Resources and Liquidity—Bank Borrowing."

        Stephen S. Ledoux, a director of Accuride, is a Managing Director at Rothschild, Inc., which we refer to as "Rothschild." In connection with our reorganization, Rothschild provided financial advisory services to the Ad Hoc Committee of Noteholders formed in connection with our bankruptcy, which we refer to as the "Ad Hoc Noteholders Group." We paid Rothschild's fees for this service which totaled approximately $616,000 in 2009 and approximately $1.9 million in the first quarter of 2010.

Sun Capital Transaction

        On February 4, 2009, we completed (1) an amendment, which we refer to as the "Sun Amendment," to our prepetition senior credit facility and (2) a transaction, which we refer to as the "Sun Capital Transaction," with Sun Accuride Debt Investments, LLC, which, together with its affiliates, we refer to as Sun Capital, and which at the time held the Last-Out Loans. Under the terms of the Sun Amendment and the Sun Capital Transaction, Sun Capital agreed to make the Last-Out Loans last-out as to payment to the other loans outstanding under our prepetition senior credit facility.

        In connection with the modification of the Last-Out Loans and pursuant to a Last-Out Debt Agreement, dated February 4, 2009, that we entered into with Sun Capital, which we refer to as the "Last-Out Debt Agreement," we (1) issued a warrant, which we refer to as the "Sun Warrant," to Sun Capital, which was exercisable for 25% of our fully-diluted prepetition common stock, (2) entered into a Registration Agreement with Sun Capital providing for the registration of the prepetition common stock owned by Sun Capital (including the prepetition common stock issuable upon exercise of the Sun Warrant) and (3) entered into a Consulting Agreement with Sun Capital pursuant to which Sun Capital would provide customary strategic, business and operational support to us.

        As part of the Sun Capital Transaction, we also issued a preferred share, which we refer to as the "Preferred Share," to Sun Capital, which carried voting rights equal to the number of shares of our prepetition common stock issuable upon the exercise of the Sun Warrant in an amount that was not to exceed 25% of our outstanding prepetition common stock, required approval of the noteholder of the Preferred Share for certain corporate actions and granted the noteholder of the Preferred Share the right to nominate and elect five Series A Directors and to nominate an independent director for election/appointment to the board of directors. The Preferred Share had no rights to dividends or distributions and was redeemable by us for a nominal amount if Sun Capital no longer had beneficial ownership of at least 10% of our prepetition common stock. In connection with the Sun Capital Transaction, we also amended our Bylaws to require approval of two thirds of the board of directors for certain corporate actions and expanded the board of directors to twelve members.

        In connection with the Sun Capital Transaction, we appointed Brian J. Urbanek, Jason H. Neimark, Douglas C. Werking, Thomas V. Taylor and Donald C. Mueller as Series A Directors to fill five of the vacancies created as a result of the expansion of the board of directors. We entered into indemnification agreements with each of our directors as part of the Sun Capital Transaction, which contractually obligate us to provide indemnification and advancement of expenses to the fullest extent permitted by Delaware General Corporation Law. We also agreed that these indemnification obligations, and all other indemnification obligations assumed by us as part of the Sun Capital Transaction, would be first in priority to the indemnification obligations of certain affiliates of Sun Capital covering the indemnified parties.

        On the Effective Date, the Sun Warrant, the Preferred Share and the prepetition common stock held by Sun Capital and all related registration rights were cancelled, and the directors appointed by Sun Capital resigned from the board of directors. In addition, (1) Sun Capital received 630,317 shares of pre-reverse split common stock and 3,475,790 warrants, (2) the $70.1 million of Last-Out Loans held by Sun Capital were paid in full, and (3) we paid $1.65 million of fees and expenses incurred by Sun Capital under the prepetition senior credit facility. Additionally, all first-out loans held by Sun Capital under the prepetition senior credit facility were converted into loans under the postpetition senior credit facility, which is described above in "Management's Discussion and Analysis of Financial Condition and Results of Operation—Capital Resources and Liquidity—Bank Borrowing," and Sun Capital agreed to sell the loans as soon as practicable, provided that it was able to sell the loans at an acceptable price. In connection with any such proposed sale, the Ad Hoc Noteholders Group were given a right of first refusal allowing them to purchase the loans if the proposed sale by Sun Capital was for an amount less than 98% of the par amount of such loans. In addition, to the extent the sale price of the loans would be less than 98% of their par value, we agreed to pay the difference between 98% of par value and the sale price, up to a maximum payment equal to 7% of the par value. On March 22, 2010, Sun Capital sold all of its loans under the postpetition senior credit facility. In connection with this sale, we were not obligated to make any payments to Sun Capital because the sale price exceeded 98% of par value.

Director Independence

        Although we are no longer listed on the NYSE, the board of directors believes it is in the best interest of the Company to strive to continue to satisfy the NYSE director independence rules to the extent practicable. Accordingly, the current board of directors has determined that Messrs. Busse, Duster, Kelly, Ledoux and Risner, are "independent" as that term is defined in the NYSE rules. In making that determination, the board of directors considered the objective standards set forth in the NYSE rules, and also reviewed relationships between each director and the Company in detail to determine whether, despite satisfying the objective standards for independence, any such director has relationships with the Company that, individually or in the aggregate, would prevent the board of directors from finding that such director is independent or would be reasonably expected to interfere with such person's exercise of independent judgment. The board of directors considered directors' relationships with the Company from the standpoint of both the nominee and the persons and organizations with which the nominee has an affiliation. The members of the board of director's standing committees are all NYSE "independent" with the exception of Michael Bevacqua, who serves on our Compensation and Human Resources Committee.

        Additionally, the members of our board of directors prior to the Effective Date of our Plan of Reorganization had determined that Mark D. Dalton, John D. Durrett, Jr., Donald T. Johnson, Jr., Charles E. Mitchell Rentschler and Donald C. Roof were "independent" as that term is defined in the NYSE rules.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following discussion describes the material U.S. federal income tax consequences of the conversion of the convertible notes pursuant to the conversion offer and the ownership and disposition of shares of our common stock received in the conversion offer. This discussion is not a complete analysis of all potential U.S. federal income tax consequences and does not address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, which we refer to as the IRS, all as in effect as of the date hereof. These authorities are subject to change, possibly retroactively, resulting in tax consequences different from those discussed below. No rulings have been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a different position concerning the tax consequences of the conversion offer and the ownership or disposition of our common stock or that any such position would not be sustained by a court. This discussion is limited to holders who hold our convertible notes and common stock as "capital assets" within the meaning of Code Section 1221 (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to a holder in light of the holder's particular circumstances or to holders subject to special rules under the U.S. federal income tax laws, such as banks, financial institutions, U.S. expatriates, insurance companies, regulated investment companies, real estate investment trusts, "controlled foreign corporations," "passive foreign investment companies," dealers in securities or currencies, traders in securities, partnerships or other pass-through entities (or investors in such entities), persons subject to the alternative minimum tax, tax-exempt organizations and persons holding our convertible notes and common stock as part of a "straddle," "hedge," "conversion transaction" or other integrated transaction.

WE RECOMMEND THAT HOLDERS CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE CONVERSION OFFER AND THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS OR ANY OTHER U.S. FEDERAL TAX LAWS.

        As used in this discussion, the term "U.S. holder" means a beneficial owner (other than a partnership or an entity treated as a partnership for U.S. federal income tax purposes) of our convertible notes or common stock that is a "U.S. person" and the term "non-U.S. holder" means a beneficial owner of our convertible notes or common stock that is not a "U.S. person" or a partnership for U.S. federal income tax purposes. A "U.S. person" is any of the following:

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  an individual who is a citizen or resident of the United States;

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  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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  a trust if (i) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all its substantial decisions or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to that date, and validly elected to continue to be so treated.

        If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds our convertible notes or common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors as to the tax consequences to them of the conversion offer and the ownership and disposition of our common stock.

Classification of the Convertible Notes

        We are taking the position that the convertible notes should be classified as equity for U.S. federal income tax purposes. The determination of whether the convertible notes should be classified as debt or equity for U.S. federal income tax purposes is a factual inquiry which requires the weighing of various factors. These factors are described in case law and IRS rulings, although there is no clear guidance concerning the relative weight to give any particular factor. An important factor supporting debt characterization of an instrument is an unconditional obligation to pay a sum certain. Factors supporting equity characterization of an instrument include convertibility into the stock of the issuer (especially where the likelihood of convertibility is high), participation rights, voting power and significant overlap between owners of the issuer's equity and owners of the instrument. In regard to the convertible notes, several factors weigh in favor of equity characterization, including the conversion price of the convertible notes was significantly below the value of the common stock at the time the convertible notes were issued, the noteholders participate in dividends paid to common stockholders and vote on an as-if-converted basis, and the convertible notes were issued to our stockholders. Except as discussed below, the following discussion assumes that the convertible notes will be treated as equity for U.S. federal income tax purposes.

        We are also taking the position that the convertible notes should not be classified as "preferred stock" for purposes of Code Section 305. Treasury Regulations provide that, for purposes of certain tax rules under Code Section 305, "preferred stock" generally is stock which, in relation to other classes of stock outstanding enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. Thus, an instrument characterized as stock should not be treated as "preferred stock" for these purposes if it has a real and meaningful probability of actually participating in the earnings and growth of the corporation. However, the Treasury Regulations provide that the determination of whether stock participates in corporate growth for purposes of Code Section 305 is made without regard to any right to convert such stock into another class of stock of the corporation. In this case we are taking the position that the convertible notes should be treated as common stock for purposes of Code Section 305 because holders of convertible notes are able to participate in our corporate growth to a significant extent prior to conversion through their right to participate on an "as-if-converted" basis with respect to any dividends paid with respect to our common stock and other economic features of the convertible notes (including the value of the PIK interest when paid and the substantial excess of the common stock value at the time the notes were issued over the conversion price of the convertible notes) that result in the convertible notes' participation in our corporate growth substantially exceeding that of our common stock. However, the matter is not free from doubt as a noteholder's participation in our liquidation could only occur as a result of the conversion feature of the convertible notes. Except as discussed below, the following discussion assumes that the convertible notes will not be treated as "preferred stock" for purposes of Code Section 305.

NOTEHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CLASSIFICATION OF THE CONVERTIBLE NOTES AND HOW SUCH CLASSIFICATION MAY AFFECT THE TAX CONSEQUENCES TO THEM OF PARTICIPATING IN THE CONVERSION OFFER.

U.S. Holders

Conversion of Convertible Notes into Common Stock

        Subject to the discussion below with respect to the issuance of Additional Shares (as defined below), we are taking the position that the conversion of convertible notes into common stock should qualify as a tax-free recapitalization. Accordingly, except with respect to cash received in lieu of fractional shares, a U.S. holder should not recognize any gain or loss in respect of the receipt of common stock upon the conversion of the convertible notes. The adjusted tax basis of common stock received on conversion (including any fractional shares deemed to be received) should equal the adjusted tax basis of the convertible notes converted and the holding period of such common stock received on conversion should generally include the period during which the converted notes were held. The receipt of cash in lieu of a fractional share of common stock will be taxable as if the fractional share had been issued and then redeemed for cash. A U.S. holder's tax basis in a fractional share should be determined by allocating the holder's tax basis in the common stock received upon conversion (determined as described above) between the common stock received and the fractional share, based on their respective fair market values. Provided that the receipt of cash in lieu of a fractional share is "not essentially equivalent to a dividend," a U.S. holder generally should recognize capital gain or loss (subject to the possible application of the "wash sales" rules) on the receipt of such cash in an amount equal to the difference between the amount of cash received and the U.S. holder's adjusted tax basis in such fractional share.

        The tax treatment of the shares of common stock received that are attributable to the adjustment in the conversion rate pursuant to the conversion offer, which we refer to as the "Additional Shares," is uncertain as there is no legal authority directly applicable to a transaction of this nature. We believe that the Additional Shares would most likely be viewed as being issued pursuant to a change in conversion rate for purposes of Code Section 305(c) and Treasury Regulation Section 1.305-7, which we refer to as a "Change in Conversion Rate," or issued in a tax-free recapitalization that is pursuant to a plan to periodically increase a shareholder's proportionate interest in our assets or earnings and profits, which we refer to as a "Plan." However, it is not free from doubt. It is not clear that the Additional Shares should be viewed as issued pursuant to a Change in Conversion Rate where such change occurs in connection with a conversion. It is also unclear when a Plan would be viewed as existing, although we believe the effect of the PIK interest payable on the convertible notes and the relation between the PIK interest and the calculation of the increase in the conversion rate makes it more likely that a Plan would be found to exist in these circumstances. If the Additional Shares are viewed as being issued pursuant to a Change in Conversion Rate or pursuant to a Plan, if we have made or make distributions with respect to our securities within 36 months of the closing of the conversion offer that, when taking into account the common stock issued pursuant to the conversion offer, has the effect of some shareholders receiving property and an increase in the proportionate interests of other shareholders in our assets or earnings and profits (a "disproportionate distribution"), then the value of such Additional Shares would be treated as a distribution subject to tax under the rules discussed below in "—Distributions on Common Stock." We do not believe that we have made any prior distributions that would cause the Additional Shares to be treated as part of a "disproportionate distribution." In addition, it is currently our intention to exercise, prior to August, 2013, our right to redeem at par any convertible notes that remain outstanding after the conversion offer. However, if a portion of the convertible notes are not converted nor redeemed, and cash interest is paid on such notes as scheduled in August, 2013, such payment may be treated as a distribution that would cause the Additional Shares to be treated as part of a "disproportionate distribution." We do not have any plan or intention to make any other distributions in the future, although no assurances can be made that no such distributions will be made. If the issuance of the Additional Shares is treated as a distribution, a U.S. holder's tax basis in the Additional Shares should be equal to their fair market value. To the extent the distribution is not treated as a dividend, a U.S. holder would reduce its basis in the Additional Shares and in any other shares of common stock held. A U.S. holder's holding period in the Additional Shares would begin on the day following the distribution date.

        If the Additional Shares are not treated as being issued in a distribution, then we believe the Additional Shares would be treated as being issued in the tax-free recapitalization. However, it is possible that the conversion could be treated as a partially taxable transaction, in which the conversion is treated as a tax-free conversion of the convertible notes pursuant to their terms and the Additional Shares are treated as a fee or other type of payment taxable as ordinary income. U.S. Holders are advised to consult their own tax advisors regarding the U.S. federal income tax consequences of the conversion offer.

        If the notes are treated as debt or preferred stock for purposes of Code Section 305, then the receipt of Additional Shares in the conversion offer would be treated as a distribution (subject to the rules discussed below in "—Distributions on Common Stock") even if there were no other distributions made with respect to our securities (including a payment of cash interest on the convertible notes in August, 2013) provided that the Additional Shares are considered to be received either in a Plan or pursuant to a Change in Conversion Rate.

Distributions on Common Stock

        Distributions of cash or other property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles at the end of the tax year of the distribution. Although we do not believe that we have any accumulated earnings and profits at this time and do not expect to generate "current year" earnings and profits in 2010, it is possible that we will generate current earnings and profits in 2011 and succeeding tax years and could, as a result, also generate accumulated earnings and profits in the future. To the extent a distribution on our common stock exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital and will be applied against and will reduce the U.S. holder's adjusted tax basis in our common stock (but not below zero), with any remaining excess being treated as gain from the sale of the common stock. Corporate holders generally will be entitled to claim the dividends received deduction with respect to taxable dividends, subject to applicable restrictions, including satisfaction of applicable holding period requirements.

Sale or Other Taxable Disposition of Common Stock

        A sale or other taxable disposition of our common stock will generally result in a U.S. holder recognizing gain or loss equal to the difference between the amount realized upon the disposition and the U.S. holder's adjusted tax basis in the common stock. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder's holding period for the common stock exceeds one year. The utilization of capital losses is subject to limitations.

Information Reporting and Backup Withholding

        Consideration received pursuant to the conversion offer, amounts treated as dividends and the proceeds from the sale or other taxable disposition of our common stock that are paid to a U.S. holder may be subject to information reporting, unless a U.S. holder is an exempt recipient. Backup withholding may apply to such payments if a U.S. holder fails to provide a taxpayer identification number and otherwise comply with the rules for establishing an exemption from backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

Non-U.S. Holders

Conversion of Convertible Notes into Common Stock

        Subject to the discussion above with respect to the issuance of Additional Shares in "U.S. Holders—Conversion of Convertible Notes into Common Stock", the conversion of convertible notes into common stock should qualify as a tax-free recapitalization. Accordingly, a non-U.S. holder should not recognize any gain or loss in respect of the receipt of common stock upon the conversion of the convertible notes pursuant to the conversion offer other than in the following circumstances with respect to any gain in respect of cash received in lieu of a fractional share of common stock:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

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  the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

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  our convertible notes constitute a U.S. real property interest by reason of our status as a U.S. real property holding corporation, which we refer to as "USRPHC," at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for our convertible notes.

        Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if the holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or a lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable tax treaties that may provide for different rules.

        Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or a lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses.

        With respect to the third bullet point above, we believe we currently are not and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, a non-U.S. holder would nonetheless not be taxed on such gain if the holder's ownership of the convertible notes does not exceed limits prescribed under the Treasury Regulations applicable to USRPHCs.

        As discussed above, the U.S. federal income tax treatment of the receipt of Additional Shares in the conversion offer is uncertain. Because we believe the Additional Shares would most likely be treated as issued in a distribution rather than as conversion consideration, the rules discussed above and below under "—Distributions on Common Stock" likely will apply to the receipt of the Additional Shares. Alternatively, the Additional Shares may be treated as additional stock issued in a tax-free recapitalization or as a fee or other payment of ordinary income. If Additional Shares were treated as a fee or other ordinary income payment a 30% U.S. federal withholding tax may be deducted or withheld from the Additional Shares that would otherwise be issued (which would require a sale of the appropriate portion of the Additional Shares) to a non-U.S. holder unless such holder submits to the conversion agent either (i) an IRS Form W-8BEN certifying eligibility for a reduction in the rate of withholding pursuant to an "Other Income" or "Business Profits" article of an applicable income tax treaty or (ii) an IRS Form W-8ECI certifying that the income is effectively connected with the holder's conduct of a trade or business in the United States, and thus, subject to U.S. federal income tax on a net basis. Non-U.S. holders should consult their own tax advisors regarding the proper tax treatment of the Additional Shares and the availability of a credit or refund of any amounts withheld.

Distributions on Common Stock

        Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the holder's conduct of a U.S. trade or business generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or a lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying the holder's qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, dividends paid with respect to the common stock that are effectively connected with the holder's U.S. trade or business will ordinarily be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form) prior to the payment of the dividends. Any dividends paid on our common stock that are effectively connected with a non-U.S. holder's U.S. trade or business (or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the holder were a resident of the United States, unless the holder is entitled to the benefits of a tax treaty that provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or a lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock other than in the circumstances described above under "—Conversion of Convertible Notes into Common Stock."

Information Reporting and Backup Withholding

        Consideration received pursuant to the conversion offer, amounts treated as dividends and the proceeds from the sale or other taxable disposition of our common stock that are paid to a non-U.S. holder (and the amount of any tax withheld with respect any such amount) may be subject to information reporting. These information reporting requirements may apply even if no withholding was required because such amounts were effectively connected with the holder's conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

        Backup withholding generally will not apply to dividends paid (or deemed paid) provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status (typically, by providing a valid IRS Form W-8BEN) or an exemption is otherwise established.

        Payment of the proceeds from a non-U.S. holder's disposition of our convertible notes or common stock by or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established, and the broker is:

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  a U.S. person or a foreign branch or office of a U.S. person;

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  a controlled foreign corporation for U.S. federal income tax purposes;

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  a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

  •
  a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50% of the income or capital interest in the partnership or (2) it is engaged in the conduct of a U.S. trade or business.

        Payment of such proceeds made by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. status (such as by providing a valid IRS Form W-8BEN) or otherwise establishes an exemption from information reporting and backup withholding.

        Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund if they timely provide certain information to the IRS.

Legislation Relating to Foreign Accounts

        Recently enacted legislation may impose withholding taxes on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities after December 31, 2012. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Holders should consult their tax advisors regarding this legislation.

Treatment of Non-Converting Noteholders

        The Company intends to take the position that the adoption of the proposed amendments will not result in a deemed exchange of the convertible notes retained by holders that don't convert all of their notes in the conversion offer. Even if there were to be a deemed exchange of the convertible notes, it appears that such deemed exchange should be treated as a tax-free recapitalization for U.S. federal income tax purposes. In either circumstance, a holder would not recognize any gain or loss for U.S. federal income tax purposes and would continue to have the same tax basis and holding period with respect to the convertible notes as it had immediately prior to the adoption of the proposed amendments.

WE RECOMMEND THAT HOLDERS CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE CONVERSION OFFER AND THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS OR ANY OTHER U.S. FEDERAL TAX LAWS.

DEALER MANAGERS

        Credit Suisse has been appointed as lead dealer manager and solicitation agent for the conversion offer and Nomura has been appointed as co-dealer manager and solicitation agent for the conversion offer. As dealer managers for the conversion offer, Credit Suisse and Nomura will perform services customarily provided by investment banking firms acting as dealer managers for conversion offers of a like nature, including, but not limited to, soliciting surrenders in the conversion offer and communicating generally regarding the conversion offer with brokers, dealers, commercial banks and trust companies and other persons, including the noteholders. As compensation for its services, we have agreed to pay the dealer managers an aggregate fee equal to 1.00% of the number that is equal to the product of (x) the aggregate number of shares of common stock issued in the conversion offer and (y) the last reported sales price for our common stock on the settlement date.

        The dealer managers and their affiliates have rendered and may in the future render various investment banking, lending and commercial banking services and other advisory services to us and our subsidiaries. The dealer managers have received, and may in the future receive, customary compensation from us and our subsidiaries for such services. Credit Suisse has regularly acted as an underwriter and an initial purchaser of equity and debt securities issued by us in public and private offerings and will likely continue to do so from time to time. The dealer managers may from time to time hold convertible notes, shares of common stock and other securities of ours in their proprietary accounts, and, to the extent they own convertible notes in these accounts at the time of the conversion offer, the dealer managers may surrender any convertible notes for conversion in the conversion offer. During the course of the conversion offer, the dealer managers may trade convertible notes and shares of common stock or effect transactions in other securities of ours for its own account or for the accounts of its customers. As a result, the dealer managers may hold a long or short position in the convertible notes, the common stock or other of our securities.

CONVERSION AGENT

        American Stock Transfer & Trust Co. LLC has been appointed conversion agent for the conversion offer. We have agreed to pay the conversion agent reasonable and customary fees for its services and will reimburse the conversion agent for its reasonable out-of-pocket expenses. All completed letters of transmittal should be directed to the conversion agent at the address set forth on the back cover of this offer to convert and consent solicitation/prospectus. All requests to the conversion agent for assistance in connection with the conversion offer should be directed to the conversion agent as set forth on the back cover of this offer to convert and consent solicitation/prospectus.

INFORMATION AGENT

        MacKenzie has been appointed as the information agent for the conversion offer. We have agreed to pay the information agent reasonable and customary fees for its services and will reimburse the information agent for its reasonable out-of-pocket expenses. All requests to the information agent for assistance in connection with the conversion offer or for additional copies of this offer to convert and consent solicitation/prospectus or related materials should be directed to the information agent at 105 Madison Avenue, New York, New York 10016, or by telephone at (800) 322-2885 (toll free) or (212) 929-5500 (collect).

FEES AND EXPENSES

        Fees and expenses in connection with the conversion offer are estimated to be approximately $4.4 million. We will bear the cost of all of fees and expenses relating to the conversion offer. We are making the principal conversion offer by mail and overnight courier. However, where and as permitted by applicable law, offers may be made by facsimile, telephone, email or in person. We will also pay the conversion agent and the information agent reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses. We will indemnify each of the conversion agent, the dealer managers and the information agent against certain liabilities and expenses in connection with the conversion offer, including liabilities under the federal securities laws.

MISCELLANEOUS

        We are not aware of any jurisdiction in which the making of the conversion offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the conversion offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the conversion offer will not be made to (nor will surrenders of convertible notes in the conversion offer be accepted from or on behalf of) convertible noteholders residing in such jurisdiction.

        Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, we have filed with the Commission an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the conversion offer. Such Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under "Where You Can Find Additional Information."

        No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this offer to convert and consent solicitation/prospectus and, if given or made, such information or representation may not be relied upon as having been authorized by us or the dealer managers.

LEGAL MATTERS

        The validity of the common stock to be issued in the conversion offer has been passed upon for us by Latham & Watkins LLP, Chicago, Illinois. Certain legal matters have been passed upon for the dealer managers by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois.

EXPERTS

        The consolidated financial statements in this registration statement for the year ended December 31, 2009 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to (1) uncertainties resulting from the consequences of the bankruptcy proceedings and (2) the order by the Bankruptcy Court confirming the plan of reorganization effective at the close of business on February 26, 2010). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

 Attachment A

FIRST SUPPLEMENTAL INDENTURE

        This First Supplemental Indenture, dated as of [    •    ], 2010 (this "Supplemental Indenture"), among ACCURIDE CORPORATION, a Delaware corporation (together with its successors and assigns, the "Company"), the Company's domestic subsidiaries, each named in the signature pages hereto (each, a "Guarantor" and, collectively, the "Guarantors") and WILMINGTON TRUST FSB, as trustee (together with its successors and assigns, in such capacity, the "Trustee").

W I T N E S S E T H:

        WHEREAS, the Company, the Guarantors and the Trustee have executed and delivered the Indenture, dated as of February 26, 2010 (as amended, supplemented, waived or otherwise modified, the "Indenture"), providing for the issuance of the Company's 7.5% Senior Convertible Notes due 2020;

        WHEREAS, there are now outstanding under the Indenture, Notes in the aggregate principal amount of $145,250,001;

        WHEREAS, Section 902 of the Indenture provides that the Company and the Trustee may, with the written consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (the "Requisite Consents"), enter into a supplemental indenture for the purpose of amending the provisions of the Indenture and the Notes listed herein;

        WHEREAS, pursuant to Section 1404 of the Indenture, the Company has offered to increase the Conversion Rate for Holders of Notes who surrender their Notes for conversion into shares of our common stock and deliver consents to the proposed amendments to the Indenture set forth below in Article I (the "Amendments") in accordance with the terms and subject to the conditions described in an offer to convert and consent solicitation/prospectus and related letter of transmittal and consent, dated as of October 22, 2010, as the same may be amended, supplemented or modified (the "Conversion Offer and Consent Solicitation");

        WHEREAS, the Company has solicited consents to the Amendments from each Holder of Notes;

        WHEREAS, the Amendments require the consent of at least a majority in aggregate principal amount of the Outstanding Notes, and the Company has received and delivered to the Trustee the Requisite Consents to effect the Amendments;

        WHEREAS, the Company and the Guarantors have been authorized by resolutions of their respective boards of directors, board of managers or other governing body, as applicable, to enter into this Supplemental Indenture and have requested that the Trustee join the Company and the Guarantors in the execution of this Supplemental Indenture; and

        WHEREAS, all other acts and proceedings required by law, by the Indenture and by the certificate of incorporation and by-laws, or other governing documents, as applicable, of the Company and the Guarantors to make this Supplemental Indenture a valid and binding agreement for the purposes expressed herein, in accordance with its terms, have been duly done and performed.

        NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Guarantors and the Trustee hereby agree as follows:

ARTICLE I

AMENDMENTS TO THE INDENTURE

        Section 1.1    Amendments to the Indenture.    Upon written notification to the Trustee by the Company on [    •    ], 2010 (the "Settlement Date") that the Company has received the Requisite Consents approving the Amendments pursuant to the Conversion Offer and Consent Solicitation at or

prior to the expiration date (as defined in the Conversion Offer and Consent Solicitation) in accordance with the terms and conditions of the Conversion Offer and Consent Solicitation (without further act by any Person):

        (a)   the Company shall be released from its obligations under the following sections of the Indenture, which are hereby deleted in their entirety and, in the case of each such section, replaced with the phrase "[Intentionally Omitted]": Section 1005 (Payment of Taxes and Other Claims); Section 1006 (Maintenance of Properties); Section 1007 (Additional Interest Notice); Section 1008 (Compliance with Laws); Section 1009 (Limitation on Restricted Payments); Section 1010 (Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock); Section 1011 (Limitation on Liens); Section 1012 (Limitation on Transactions with Affiliates); Section 1013 (Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries); Section 1014 (Limitation on Guarantees of Indebtedness by Restricted Subsidiaries); Section 1017 (Limitation on Sales of Assets); Section 1018 (Statement by Officers as to Default); and Section 1108 (Offer to Purchase by Application of Excess Proceeds);

        (b)   failure to comply with the terms of any of the foregoing sections of the Indenture shall no longer constitute a Default or an Event of Default under the Indenture and shall no longer have any other consequence under the Indenture;

        (c)   Sections 401(2), (3) and (4) of the Indenture are hereby deleted in their entirety and replaced with the phrase "[Intentionally Omitted]";

        (d)   the occurrence of the events described in Sections 501(v), (vi), (vii), (viii) and (ix) of the Indenture shall no longer constitute Events of Default, and each such subsection is hereby deleted in its entirety and replaced with the phrase "[Intentionally Omitted]";

        (e)   Sections 801(iii) and (iv) of the Indenture are hereby deleted in their entirety and replaced with the phrase "[Intentionally Omitted]";

        (f)    Section 802(b) of the Indenture is hereby deleted in its entirety and replaced with the phrase "[Intentionally Omitted]";

        (g)   Section 1019 of the Indenture is hereby replaced in its entirety with the following:

        "SECTION 1019. COMMISSION REPORTS AND REPORTS TO HOLDERS.

        The Company and each Guarantor (to the extent that such Guarantor is so required under the TIA) shall at all times comply with Section 314(a) of the TIA."

        (h)   Sections 1304(ii), (iii), (iv), (v), (vi) and (vii) of the Indenture are hereby deleted in their entirety and replaced with the phrase "[Intentionally Omitted]", and any other conditions limiting a legal defeasance or a covenant defeasance set forth in the Indenture or the Notes (other than Section 1304(i) of the Indenture) are hereby deleted;

        (i)    all definitions set forth in Section 101 of the Indenture that relate to defined terms used solely in covenants or sections deleted by this Supplemental Indenture shall be deleted in their entirety, all references to sections of the Indenture that are used exclusively in the text of the Indenture that are being otherwise eliminated by this Supplemental Indenture shall be deleted in their entirety, and such definitions and references shall be of no further force and effect; and

        (j)    The first paragraph of Section 5 (Redemption) of each Note is hereby replaced in its entirety with the following:

        "Optional Redemption. The Notes shall be redeemable by the Company, in whole or in part, at any time, at a price equal to 100% of the principal amount of the Notes to be redeemed, plus, except as described below, any accrued and unpaid interest, Special Interest, if any, up to the Redemption Date."

 ARTICLE II

MISCELLANEOUS

        Section 2.1    Instruments To Be Read Together.    This Supplemental Indenture is executed as and shall constitute an indenture supplemental to the Indenture, and said Indenture and this Supplemental Indenture shall henceforth be read together.

        Section 2.2    Confirmation.    Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

        Section 2.3    Terms Defined.    Capitalized terms used in this Supplemental Indenture and not otherwise defined herein shall have the meanings assigned to such terms in the Indenture. The words "herein," "hereof" and "hereby" and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

        Section 2.4    Trust Indenture Act Controls.    If any provision of this Supplemental Indenture limits, qualifies or conflicts with another provision that is required to be included in this Supplemental Indenture or the Indenture by the Trust Indenture Act of 1939, as amended, as in force at the date that this Supplemental Indenture is executed, the provisions required by the Trust Indenture Act of 1939, as amended, shall control.

        Section 2.5    Headings.    The headings of the Articles and Sections of this Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

        Section 2.6    Governing Law.    This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

        Section 2.7    Counterparts.    The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

        Section 2.8    Effectiveness; Termination.    The provisions of this Supplemental Indenture will take effect immediately upon its execution and delivery by the Trustee in accordance with the provisions of Sections 902 and 903 of the Indenture, provided that the Conversion Offer and Consent Solicitation has been completed.

        Section 2.9    Acceptance by Trustee.    The Trustee accepts the amendments to the Indenture effected by this Supplemental Indenture and agrees to execute the trusts created by the Indenture as hereby amended, but only upon the terms and conditions set forth in the Indenture. In entering into this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

        Section 2.10    Responsibility of Trustee.    The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture. The recitals and statements herein are deemed to be those of the Company and not of the Trustee and the Trustee assumes no responsibility for the correctness thereof.

        Section 2.11    Endorsement and Change of Form of Notes.    Any Notes authenticated and delivered after the close of business on the date that this Supplemental Indenture becomes effective may be affixed to, stamped, imprinted or otherwise legended by the Trustee, with a notation as follows:

        "Effective as of [    •    ], 2010, certain optional redemption provisions, restrictive covenants of the Company and certain of the Events of Default and other provisions have been deleted or modified, as provided in the Supplemental Indenture, dated as of November [    •    ], 2010. Reference is hereby made to such Supplemental Indenture, copies of which are on file with the Trustee, for a description of the amendments made therein."

[Signature Page Follows]

        IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first written above.

ACCURIDE CORPORATION
By:

Name:
Title:
ACCURIDE CUYAHOGA FALLS, INC.
By:

Name:
Title:
ACCURIDE DISTRIBUTING, LLC
By:

Name:
Title:
ACCURIDE EMI, LLC
By:

Name:
Title:
By:

Name: James H. Woodward, Jr.
Title: Manager
ACCURIDE ERIE L.P.
By:	AKW General Partner L.L.C., as General Partner
By:	Accuride Corporation, as Member
By:

Name:
Title:

ACCURIDE HENDERSON LIMITED LIABILITY COMPANY
By:	Accuride Corporation, as Member
By:

Name:
Title:
AKW GENERAL PARTNER L.L.C.
By:	Accuride Corporation, as Member
By:

Name:
Title:
AOT INC.
By:

Name:
Title:
BOSTROM HOLDINGS, INC.
By:

Name:
Title:
BOSTROM SEATING, INC.
By:

Name:
Title:
BOSTROM SPECIALTY SEATING, INC.
By:

Name:
Title:
BRILLION IRON WORKS, INC.
By:

Name:
Title:

ERIE LAND HOLDING, INC.
By:

Name:
Title:
FABCO AUTOMOTIVE CORPORATION
By:

Name:
Title:
GUNITE CORPORATION
By:

Name:
Title:
IMPERIAL GROUP HOLDING CORP.—1
By:

Name:
Title:
IMPERIAL GROUP HOLDING CORP.—2
By:

Name:
Title:
IMPERIAL GROUP, L.P.
By:	Imperial Group Holding Corp.—1, Its General Partner
By:

Name:
Title:
JAII MANAGEMENT COMPANY
By:

Name:
Title:

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.
By:

Name:
Title:
TRUCK COMPONENTS INC.
By:

Name:
Title:
WILMINGTON TRUST FSB, as Trustee
By:

Name:
Title:

ACCURIDE CORPORATION

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Accuride Corporation
Evansville, Indiana

        We have audited the accompanying consolidated balance sheets of Accuride Corporation (Debtors-in-Possession) and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Accuride Corporation (Debtors-in-Possession) and subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to the consolidated financial statements, the Company and its U.S. subsidiaries have filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The accompanying consolidated financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such consolidated financial statements do not purport to show (1) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (2) as to prepetition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (3) as to stockholder accounts, the effect of any changes that may be made in the capitalization of the Company; or (4) as to operations, the effect of any changes that may be made in its business.

        As discussed in Note 21 to the consolidated financial statements, on February 18, 2010, the Bankruptcy Court entered an order confirming the plan of reorganization which became effective after the close of business on February 26, 2010. Under the plan of reorganization, the Company is required to comply with certain terms and conditions as more fully described in Note 21 to the consolidated financial statements.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana
March 29, 2010

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

CONSOLIDATED BALANCE SHEETS

(In thousands, except for per share data)	December 31, 2009	December 31, 2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$56,521	$123,676
Customer receivables, net of allowance for doubtful accounts of $2,329 and $1,743 in 2009 and 2008, respectively	60,120	70,485
Other receivables	6,181	7,734
Inventories	50,742	78,805
Supplies, net	16,600	18,501
Deferred income taxes	2,811	1,955
Income tax receivable	1,542	1,140
Prepaid expenses and other current assets	4,620	5,463

Total current assets	199,137	307,759
PROPERTY, PLANT AND EQUIPMENT, net	229,527	258,638
OTHER ASSETS:
Goodwill	127,474	127,474
Other intangible assets, net	89,230	97,482
Deferred financing costs, net of accumulated amortization of $7,360 and $4,940 in 2009 and 2008, respectively	4,282	5,559
Marketable securities and other investments	—	5,000
Other	22,020	6,638

TOTAL	$671,670	$808,550

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
CURRENT LIABILITIES:
Accounts payable	$31,277	$63,937
Accrued payroll and compensation	14,318	19,651
Accrued interest payable	3,571	12,505
Accrued workers compensation	7,038	7,969
Debt	397,472	—
Accrued and other liabilities	20,609	21,556

Total current liabilities	474,285	125,618
LONG-TERM DEBT	—	651,169
DEFERRED INCOME TAXES	14,274	12,554
NON-CURRENT INCOME TAXES PAYABLE	7,914	8,715
OTHER POSTRETIREMENT BENEFIT PLAN LIABILITY	61,292	50,400
PENSION BENEFIT PLAN LIABILITY	35,932	31,941
OTHER LIABILITIES	4,125	1,968
LIABILITIES SUBJECT TO COMPROMISE	302,114	—
COMMITMENTS AND CONTINGENCIES (Notes 11 and 17)	—	—
STOCKHOLDERS' DEFICIENCY:
Preferred Stock, $0.01 par value; 5,000,000 shares authorized and 1 issued	—	—
Common Stock, $0.01 par value; 100,000,000 shares authorized, 48,139,000 and 36,573,000 shares issued, and 47,562,000 and 35,869,000 shares outstanding in 2009 and 2008, respectively	476	359
Additional paid-in-capital	268,106	263,858
Treasury stock—76,000 shares at cost in 2009 and 2008	(751)	(751)
Accumulated other comprehensive loss	(48,376)	(29,672)
Accumulated deficiency	(447,721)	(307,609)

Total stockholders' deficiency	(228,266)	(73,815)

TOTAL	$671,670	$808,550

See notes to consolidated financial statements.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
(In thousands except per share data)	2009	2008	2007
NET SALES	$570,193	$931,409	$1,013,686
COST OF GOODS SOLD	572,495	875,809	927,192

GROSS PROFIT (LOSS)	(2,302)	55,600	86,494
OPERATING EXPENSES:
Selling, general and administrative	42,448	55,202	55,798
Prepetition professional fees	17,015	—	—
Impairment of goodwill and other intangibles	3,330	277,041	1,100

INCOME (LOSS) FROM OPERATIONS	(65,095)	(276,643)	29,596
OTHER INCOME (EXPENSE):
Interest income	720	1,288	1,952
Interest expense	(60,473)	(52,688)	(50,296)
Loss on extinguishment of debt	(5,389)	—	—
Other income (loss), net	6,888	(4,821)	6,978

LOSS BEFORE REORGANIZATION ITEMS AND INCOME TAXES	(123,349)	(332,864)	(11,770)
Reorganization Items	14,379	—	—

LOSS BEFORE INCOME TAXES	(137,728)	(332,864)	(11,770)
INCOME TAX PROVISION (BENEFIT)	2,384	(4,598)	(3,131)

NET LOSS	$(140,112)	$(328,266)	$(8,639)

Weighted average common shares outstanding—basic	39,028	35,538	35,179
Basic loss per share	$(3.59)	$(9.24)	$(0.25)

Weighted average common shares outstanding—diluted	39,028	35,538	35,179
Diluted loss per share	$(3.59)	$(9.24)	$(0.25)

See notes to consolidated financial statements.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

(In thousands)	Comprehensive Income (Loss)	Common Stock and Additional Paid-in- Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficiency)	Total Stockholders' Equity (Deficiency)
BALANCE at January 1, 2007	—	$256,090	$(751)	$(23,100)	$31,343	$263,582
Net loss	$(8,639)	—	—	—	(8,639)	(8,639)
Exercise of share-based awards	—	4,190	—	—	—	4,190
Stock compensation expense	—	2,719	—	—	—	2,719
Adoption of FIN 48	—	—	—	—	(2,047)	(2,047)
Other comprehensive income:
Pension liability adjustment (net of tax)	13,995	—	—	13,995	—	13,995

Comprehensive income	$5,356

BALANCE—December 31, 2007		262,999	(751)	(9,105)	20,657	273,800
Net loss	$(328,266)	—	—	—	(328,266)	(328,266)
Exercise of share-based awards	—	431	—	—	—	431
Reversal of tax benefit of share-based awards	—	(1,647)	—	—	—	(1,647)
Stock compensation expense	—	2,434	—	—	—	2,434
Other comprehensive income:
Pension liability adjustment (net of tax)	(20,567)	—	—	(20,567)	—	(20,567)

Comprehensive loss	$(348,833)

BALANCE—December 31, 2008		264,217	(751)	(29,672)	(307,609)	(73,815)
Net loss	$(140,112)	—	—	—	(140,112)	(140,112)
Exercise of share-based awards	—	47	—	—	—	47
Exercise of warrants	—	3,985	—	—	—	3,985
Stock compensation expense	—	333	—	—	—	333
Other comprehensive income:
Pension liability adjustment (net of tax)	(18,704)	—	—	(18,704)	—	(18,704)

Comprehensive loss	$(158,816)

BALANCE—December 31, 2009		$268,582	$(751)	$(48,376)	$(447,721)	$(228,266)

See notes to consolidated financial statements.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(140,112)	$(328,266)	$(8,639)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and impairment of property, plant and equipment	47,413	44,021	55,912
Amortization—deferred financing costs	4,557	1,235	1,235
Amortization—other intangible assets	4,922	5,398	5,674
Loss on extinguishment of debt	5,389	—	—
Reorganization items	14,379	—	—
Payments on reorganization items	(5,559)	—	—
Loss on disposal of assets	305	3,160	433
Provision for deferred income taxes	864	(6,264)	(8,450)
Non-cash stock-based compensation	333	2,434	2,719
Loss on sale of marketable securities	1,100	—	—
Impairments of investments	—	3,056	—
Impairments of goodwill and other intangibles	3,330	277,041	1,100
Change in warrant liability	(594)	—	—
Paid-in-kind interest	9,421	—	—
Changes in certain assets and liabilities:
Receivables	11,918	8,145	55,470
Inventories and supplies	29,964	15,806	12,667
Prepaid expenses and other assets	368	(26,708)	11,142
Accounts payable	(20,968)	(13,027)	(25,873)
Accrued and other liabilities	(6,342)	4,804	(20,448)

Net cash provided by (used in) operating activities	(39,312)	(9,165)	82,942

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(20,364)	(29,685)	(36,499)
Cash distribution from investment—Trimont	280	353	427
Proceeds from sale of property, plant and equipment	—	—	446
Purchase of marketable securities	—	(5,000)	—
Sale of marketable securities	3,900	—	—
Other investments	(18,689)	(975)	(740)

Net cash used in investing activities	(34,873)	(35,307)	(36,366)

CASH FLOWS FROM FINANCING ACTIVITIES:
Debtor in possession borrowing	21,467	—	—
Payments on long-term debt	—	—	(70,000)
Increase in revolving credit advance	49,315	78,444	5,000
Decrease in revolving credit advance	(53,000)	—	(5,000)
Credit facility amendment fees	(10,797)	—	—
Proceeds from employee stock option and stock purchase plans	45	416	3,006
Tax effect from employee stock option exercises	—	(1,647)	1,149

Net cash provided by (used in) financing activities	7,030	77,213	(65,845)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(67,155)	32,741	(19,269)
CASH AND CASH EQUIVALENTS—Beginning of year	123,676	90,935	110,204

CASH AND CASH EQUIVALENTS—End of year	$56,521	$123,676	$90,935

Supplemental cash flow information:
Cash paid for interest	$41,051	$43,499	$46,794
Cash paid for income taxes	$777	$2,231	$2,101
Cash paid for capital leases	$493	$200	$214
Non-cash transactions:
Purchases of property, plant and equipment in accounts payable	$1,401	$5,115	$8,221
Issuance of warrants	$4,655	$—	$—
Exercise of warrants	$3,985	$—	$—
Financing fees related to the DIP credit facility	$3,533	$—	$—

See notes to consolidated financial statements.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

Note 1—Summary of Significant Accounting Policies

        Basis of Consolidation—The accompanying consolidated financial statements include the accounts of Accuride Corporation (the "Company") and its wholly-owned subsidiaries, including Accuride Canada, Inc. ("Accuride Canada"), Accuride Erie L.P. ("Accuride Erie"), Accuride de Mexico, S.A. de C.V. ("AdM"), AOT, Inc. ("AOT"), and Transportation Technologies Industries, Inc. ("TTI"). TTI's subsidiaries include Bostrom Seating, Inc. ("Bostrom"), Brillion Iron Works, Inc. ("Brillion"), Fabco Automotive Corporation ("Fabco"), Gunite Corporation ("Gunite"), and Imperial Group, L.P. ("Imperial"). All significant intercompany transactions have been eliminated.

        Subsequent events have been evaluated for potential recognition and disclosure through March 29, 2010, the date that these financial statements are filed with the Securities and Exchange Commission. See Note 21, Subsequent Events.

        Bankruptcy Filing—On October 8, 2009, The Company and its United States ("U.S.") subsidiaries (the "Debtors") filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Company's Mexico and Canada subsidiaries were not included in the filings and will continue their business operations without supervision from the Bankruptcy Court and will not be subject to the requirements of the Bankruptcy Code. See Note 21, Subsequent Events.

        Accounting standards applicable to companies in Chapter 11, generally do not change the manner in which financial statements are prepared. However, it does require that the financial statements for periods subsequent to the filing of the Chapter 11 petition distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, realized gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business must be reported separately as reorganization items in the statements of operations. The balance sheet must distinguish prepetition liabilities subject to compromise from both those prepetition liabilities that are not subject to compromise and from postpetition liabilities. Liabilities that may be affected by a plan of reorganization must be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. In addition, cash provided by reorganization items must be disclosed separately in the statements of cash flows. The Debtors operated pursuant to Chapter 11 under the Bankruptcy Code and continuation of the Company as a going-concern was contingent upon, among other things, the Debtors' ability (i) to comply with the terms and conditions of the DIP financing agreement described in Note 21; (ii) to develop a plan of reorganization and obtain confirmation under the Bankruptcy Code; (iii) to reduce unsustainable debt and other liabilities and simplify our complex and restrictive capital structure through the bankruptcy process; (iv) to return to profitability; (v) to generate sufficient cash flow from operations; and (vi) to obtain financing sources to meet our future obligations. The confirmation of the Plan of Reorganization and execution of the postpetition credit agreement and postpetition senior convertible notes on February 26, 2010 (the "Effective Date"), allowed us to emerge from bankruptcy, which resolved these uncertainties.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 1—Summary of Significant Accounting Policies (Continued)

        Fees related to the evaluation of alternatives for addressing the failure to comply with certain financial covenants under our prepetition Credit Agreement were recognized as a component of Operating Expenses.

        Liabilities Subject to Compromise—As a result of the Chapter 11 filing, the payment of prepetition indebtedness may be subject to compromise or other treatment under the Debtors' plan of reorganization. Generally, actions to enforce or otherwise effect payment of prepetition liabilities are stayed. Although prepetition claims are generally stayed, at hearings held on October 9, 2009, the Court approved the Debtors' "first day" motions generally designed to stabilize the Debtors' operations and cover, among other things, human capital obligations, supplier relations, customer relations, business operations, tax matters, cash management, utilities, case management and retention of professionals.

        Undisputed post petition claims in the ordinary course of business are being paid. In addition, the Debtors may reject prepetition executory contracts and unexpired leases with respect to the Debtors' operations, with the approval of the Court. Damages resulting from rejection of executory contracts and unexpired leases are treated as general unsecured claims and were classified as liabilities subject to compromise. On November 3, 2009, the Court established November 30, 2009 as the bar date. The bar date is the date by which claims against the Debtors arising prior to the Debtors' Chapter 11 filings must be filed if the claimants wish to receive any distribution in the Chapter 11 cases. On November 9, 2009, the Debtors commenced notification, including publication, to all known actual and potential creditors informing them of the bar date and the required procedures with respect to the filing of proofs of claim with the Court.

        Liabilities subject to compromise consist of the following:

December 31, 2009
Debt	$275,000
Accrued interest	15,976
Accounts payable	7,978
Executory contracts and leases	3,160

Liabilities subject to compromise	$302,114

        On the Effective Date of our Plan or Reorganization, the debt and accrued interest was cancelled. The subordinated senior note holders received 98 million shares of our postpetition common stock and the accounts payable liabilities were subsequently paid. See Note 21.

        Reorganization Items—Reorganization items such as certain revenues, expenses such as professional fees directly related to the process of reorganizing the Debtors under Chapter 11, realized gains and losses, and provisions for losses resulting from the reorganization and restructuring of the business are separately disclosed. The Debtors' reorganization items incurred from the filing date of October 8, 2009 through December 31, 2009, consist of professional, financing, and other fees directly related to reorganization, excluding prepetition fees, of approximately $14.4 million. Professional fees directly

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 1—Summary of Significant Accounting Policies (Continued)

related to the reorganization include fees associated with advisors to the Debtors, unsecured creditors and secured creditors. From October 8, 2009 through December 31, 2009, approximately $5.6 million of professional fees were paid and $3.5 million of financing fees were incurred.

        Prepetition Professional Fees—Special legal and other advisors fees associated with our prepetition reorganization efforts, including preparation for the bankruptcy filing, are reflected in prepetition professional fees in the consolidated statement of operations for the year ended December 31, 2009.

        Business of the Company—We are engaged primarily in the design, manufacture and distribution of components for trucks, trailers and certain military and construction vehicles. We sell our products primarily within North America and Latin America to original equipment manufacturers and to the aftermarket.

        Management's Estimates and Assumptions—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition—Revenue from product sales is recognized primarily upon shipment whereupon title passes and we have no further obligations to the customer. Provisions for discounts and rebates to customers, and returns and other adjustments are provided for as a reduction of sales in the same period the related sales are recorded.

        Cash and Cash Equivalents—Cash and cash equivalents include all highly liquid investments with original maturities of three months or less at the time of acquisition. The carrying value of these investments approximates fair value due to their short maturity.

        Included in other assets at December 31, 2009, is restricted cash of $15.6 million related to drawn letters of credit.

        Inventories—Inventories are stated at the lower of cost or market. Cost for substantially all inventories is determined by the first-in, first-out method ("FIFO"). We review inventory on hand and write down excess and obsolete inventory based on our assessment of future demand and historical experience. We also recognize abnormal items as current-period charges. Fixed production overhead costs are based on the normal capacity of the production facilities.

        Supplies—Supplies primarily consist of spare parts and consumables used in the manufacturing process. Supplies are stated at the lower of cost or market. Cost for substantially all supplies is determined by a moving-average method. We perform annual evaluations of supplies and provide an allowance for obsolete items based on usage activity.

        Property, Plant and Equipment—Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over their expected useful lives. Generally, buildings and

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 1—Summary of Significant Accounting Policies (Continued)

improvements have useful lives of 15-30 years, and factory machinery and equipment have useful lives of 10 years.

        Deferred Financing Costs—Costs incurred in connection with the Credit Agreement and issuance of senior subordinated notes (see Note 6) were originally deferred and are being amortized over the life of the related debt using the effective interest method. Deferred financing costs related to prepetition senior subordinated debt that is subject to compromise were recognized as reorganization items during the year ended December 31, 2009. Debt issuance costs and discounts on prepetition senior debt were not adjusted because we continued to make payments based on the original contract terms.

        Goodwill—Goodwill consists of costs in excess of the net assets acquired in connection with the Phelps Dodge Corporation ("PDC") acquisition of us in 1988, the Accuride Erie and AdM acquisitions in 1999, and the TTI acquisition in 2005. In accordance with ASC 350, Intangibles—Goodwill and other, we test goodwill for impairment at least annually or more frequently if impairment indicators arise. See Note 4 for a discussion of recorded impairments.

        Intangible Assets—In accordance with ASC 350, our indefinite lived intangibles assets (trade names) are not amortized but are reviewed for impairment at least annually or more frequently if impairment indicators arise. The lives for the definite-lived intangibles assets are reviewed annually to ensure recoverability when events or changes in economic circumstances indicate the carrying amount of such assets may not be recoverable. See Note 4 for a discussion of recorded impairments.

        Long-Lived Assets—We evaluate our long-lived assets to be held and used and our amortizing intangible assets for impairment when events or changes in economic circumstances indicate the carrying amount of such assets may not be recoverable. Impairment is determined by comparison of the carrying amount of the asset to the undiscounted net cash flows expected to be generated by the related asset group. Long-lived assets to be disposed of are carried at the lower of cost or fair value less the costs of disposal.

        Pension Plans—We have trusteed, non-contributory pension plans covering certain U.S. and Canadian employees. For certain plans, the benefits are based on career average salary and years of service and, for other plans, a fixed amount for each year of service. Our net periodic pension benefit costs are actuarially determined. Our funding policy provides that payments to the pension trusts shall be at least equal to the minimum legal funding requirements.

        Postretirement Benefits Other Than Pensions—We have postretirement health care and life insurance benefit plans covering certain U.S. non-bargained and Canadian employees. We account for these benefits on an accrual basis and provide for the expected cost of such postretirement benefits accrued during the years employees render the necessary service. Our funding policy provides that payments to participants shall be at least equal to our cash basis obligation.

        Postemployment Benefits Other Than Pensions—We have certain post-employment benefit plans, which provide severance benefits, covering certain U.S. and Canadian employees. We account for these benefits on an accrual basis.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 1—Summary of Significant Accounting Policies (Continued)

        Income Taxes—Deferred tax assets and liabilities are computed based on differences between financial statement and income tax bases of assets and liabilities using enacted income tax rates. Deferred income tax expense or benefit is based on the change in deferred tax assets and liabilities from period to period, subject to an ongoing assessment of realization of deferred tax assets. Management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets, liabilities and any valuation allowance recorded against the deferred tax assets. We evaluate quarterly the realizability of our net deferred tax assets by assessing the valuation allowance and adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of taxable income and the availability of tax planning strategies that can be implemented to realize the net deferred tax assets. We have concluded that we will more than likely not realize the benefits of certain deferred tax assets, totaling $114.0 million, for which we have provided a valuation allowance. See Note 9 for a discussion of valuation allowances.

        In July 2006, the FASB issued ASC 740-10, Accounting for Uncertainty in Income Taxes, to address the noncomparability in reporting tax assets and liabilities resulting from a lack of specific guidance in ASC 740, Accounting for Income Taxes, on the uncertainty in income taxes recognized in an enterprise's financial statements. Specifically, ASC 740-10 prescribes (a) a consistent recognition threshold and (b) a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken, and provides related guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The impact of the adoption of ASC 740-10 on January 1, 2007, was to decrease retained earnings by $2.1 million, increase goodwill by $0.7 million, decrease income taxes payable by $6.1 million, decrease net deferred tax liabilities by $2.7 million, and increase non-current income taxes payable by $11.6 million.

        Research and Development Costs—Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts expensed in the years ended December 31, 2009, 2008, and 2007 totaled $6.8 million, $10.9 million and $7.3 million, respectively.

        Foreign Currency—The assets and liabilities of Accuride Canada and AdM that are receivable or payable in cash are converted at current exchange rates, and inventories and other non-monetary assets and liabilities are converted at historical rates. Revenues and expenses are converted at average rates in effect for the period. The functional currencies of Accuride Canada and AdM have been determined to be the U.S. dollar. Accordingly, gains and losses resulting from conversion of such amounts, as well as gains and losses on foreign currency transactions, are included in operating results as "Other income (loss), net." We had aggregate foreign currency gains of $7.1 million and $6.6 million for the years ended December 31, 2009, and 2007, respectively. For the year ended December 31, 2008 we had an aggregate foreign currency loss of $5.2 million.

        Concentrations of Credit Risk—Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents, customer receivables, and derivative financial instruments. We place our cash and cash equivalents and execute derivatives with

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 1—Summary of Significant Accounting Policies (Continued)

high quality financial institutions. Generally, we do not require collateral or other security to support customer receivables.

        Derivative Financial Instruments—We use derivative instruments to manage exposure to foreign currency, commodity prices, and interest rate risks. We do not enter into derivative financial instruments for trading or speculative purposes. The derivative instruments used by us include interest rate, foreign exchange, and commodity price instruments. All derivative instruments are recognized on the consolidated balance sheet at their estimated fair value. As of December 31, 2009, there were no derivatives designated as hedges for financial reporting purposes.

        Interest Rate Instruments—From time to time, we use interest rate swap agreements as a means of fixing the interest rate on portions of our floating-rate debt. The interest rate swap agreements are not designated as hedges for financial reporting purposes and are carried in the consolidated financial statements at fair value, with all realized and unrealized gains or losses reflected in current period earnings as a component of interest expense. As of December 31, 2009, we had one interest rate swap agreement to exchange, at specified intervals, the difference between 3.81% from March 2008 through March 2010, and the variable rate interest amounts calculated by reference to the notional principal amount of $125 million. As of December 31, 2009, we had a liability of $1.1 million included in accrued and other liabilities on the consolidated balance sheet. On March 10, 2010 we terminated the swap agreement and paid the outstanding liability.

        Foreign Exchange Instruments—We had $21.8 million of outstanding foreign currency exchange instruments for the year ended December 31, 2008. We had no outstanding instruments for the years ended December 31, 2009 and 2007. Foreign currency forward contracts are carried in the consolidated financial statements at fair value, with unrealized gains or losses reflected in current period earnings as a component of "Other income (loss), net." The settlement amounts are also reported in the consolidated financial statements as a component of "Other income (loss), net." As of December 31, 2008, no derivatives were designated as hedges for financial reporting purposes.

        Commodity Price Instruments—We periodically use commodity price swap contracts to limit exposure to changes in certain raw material prices. Commodity price instruments, which do not meet the normal purchase exception, are not designated as hedges for financial reporting purposes and, accordingly, are carried in the financial statements at fair value, with realized and unrealized gains and losses reported in current period earnings as a component of "Cost of goods sold." While we had no commodity price instruments outstanding for the years ended December 31, 2009 and 2008, the notional amount of commodity price instruments at December 31, 2007 was $12.5 million.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 1—Summary of Significant Accounting Policies (Continued)

        The pre-tax realized and unrealized gains (losses) on our derivative financial instruments for the years ended December 31, 2009, 2008, and 2007 recognized in our consolidated statements of operations are as follows:

	Interest Rate Instruments		Foreign Exchange Instruments		Commodity Instruments
	Realized Gain (Loss)	Unrealized Gain (Loss)	Realized Gain (Loss)	Unrealized Gain (Loss)	Realized Gain (Loss)	Unrealized Gain (Loss)
2007	$2,644	$(2,323)	$3,426	$283	$(251)	$(452)
2008	(1,338)	(4,362)	(849)	843	(1,001)	452
2009	(4,968)	4,217	2,396	(843)	—	—

        Earnings Per Share—Earnings per share are calculated as net income (loss) divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated by dividing net income (loss) by this weighted-average number of common shares outstanding plus common stock equivalents outstanding during the year. Employee stock options outstanding to acquire 1,566,428 shares in 2009, 1,356,419 shares in 2008, 1,176,276 shares in 2007 and a warrant exercisable for 239,003 shares outstanding in 2009 were not included in the computation of diluted earnings per common share because the effect would be anti-dilutive.

	December 31,
	2009	2008	2007
Numerator:
Net loss	$(140,112)	$(328,266)	$(8,639)

Denominator:
Basic weighted average shares outstanding	39,028	35,538	35,179
Effect of dilutive share-based awards	—	—	—

Dilutive weighted average shares outstanding	39,208	35,538	35,179

        Stock Based Compensation—As described in Note 10, we maintain stock-based compensation plans which allow for the issuance of incentive stock options, or ISOs, as defined in section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights ("SARs"), deferred stock, dividend equivalent rights, performance awards and stock payments (referred to collectively as Awards), to officers, our key employees, and to members of the Board of Directors. Effective January 1, 2006, we adopted ASC 718, Stock Compensation. Under the modified prospective method of adoption, compensation expense related to share-based awards is recognized beginning in 2006.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 1—Summary of Significant Accounting Policies (Continued)

Recent Accounting Adoptions

        ASC 805—In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141(R), Business Combinations, which replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) requires the acquirer of a business to recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value. SFAS No. 141(R) also requires transaction costs related to the business combination to be expensed as incurred. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We adopted SFAS No. 141(R) on January 1, 2009 and it had no material impact on our consolidated financial statements.

        ASC 810-10—In December 2007, the FASB issued the Noncontrolling Interests in Consolidated Financial Statements topic in the FASB Accounting Standards Codification. Noncontrolling Interests in Consolidated Financial Statements requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. Its intention is to eliminate the diversity in practice regarding the accounting for transactions between an entity and noncontrolling interests. Noncontrolling Interests in Consolidated Financial Statements applies to fiscal years and interim periods beginning on or after December 15, 2008. We adopted Noncontrolling Interests in Consolidated Financial Statements topic on January 1, 2009 and it had no material impact on our consolidated financial statements.

        ASC 815-10—In March 2008, the FASB issued Disclosures about Derivative Instruments and Hedging Activities in the FASB Accounting Standards Codification. Disclosures about Derivative Instruments and Hedging Activities amends and expands the disclosure requirements to provide a better understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and their effect on an entity's financial position, financial performance, and cash flows. Disclosures about Derivative Instruments and Hedging Activities is effective for fiscal years and interim periods beginning after November 15, 2008. We adopted Disclosures about Derivative Instruments and Hedging Activities topic on January 1, 2009 and it had no material impact on our consolidated financial statements.

        ASC 855-10—We adopted Subsequent Events topic in the FASB Accounting Standard Codification for the Quarterly Report for the period ended June 30, 2009. Subsequent Events establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, which are referred to as subsequent events. The statement clarifies existing guidance on subsequent events, including a requirement that a public entity should evaluate subsequent events through the issue date of the financial statements, the determination of when the effects of subsequent events should be recognized in the financial statement and disclosures regarding all subsequent events. Adoption of the Subsequent Events topic did not have a material affect on our consolidated financial statements. See Note 21.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 1—Summary of Significant Accounting Policies (Continued)

        ASC 820—In April 2009, the Financial Accounting Standards Board (FASB) issued accounting guidance on interim disclosures about fair value of financial instruments. This guidance amends previous guidance to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance also amends previous guidance to require disclosures in summarized financial information at interim reporting periods. This guidance was effective for interim reporting periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

        ASC 105-10—In June 2009, the FASB issued ASC topic 105 (formerly Statement of Financial Standards (SFAS) No. 168, The Hierarchy of Generally Accepted Accounting Principles). ASC 105 contains guidance which reduces the U.S. GAAP hierarchy to two levels, one that is authoritative and one that is not. This pronouncement became effective September 15, 2009. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

        ASC 820-10—In February 2008, the FASB issued the Effective Date of FASB Statement No. 157 topic in the FASB Accounting Standards Codification, which delayed the effective date of fair value measurements for nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of ASC 820-10 did not have a material impact on our consolidated financial statements.

        ASC 715-20—In March 2008, the FASB issued the Employers' Disclosures about Postretirement Benefit Plan Assets topic in the FASB Accounting Standards Codification. The statement requires disclosures of the objectives of postretirement benefit plan assets, investment policies and strategies, categories of plan assets, fair value measurements of plan assets, and significant concentrations of risk. Disclosures about Postretirement Benefit Plan Assets is effective for fiscal years and interim periods beginning after December 15, 2008. The adoption of ASC 715-20 increased our disclosures, but did not have an impact on our consolidated financial statements.

New Accounting Pronouncements

        ASC 810—In June 2009, the FASB finalized SFAS No. 167, Amending FASB interpretation No. 46(R), which was later superseded by the FASB Codification and included in ASC topic 810. The provisions of ASC 810 provide guidance in determining whether an enterprise has a controlling financial interest in a variable interest entity. This determination identifies the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of a variable interest entity that most significantly impacts the entity's economic performance, and the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the variable interest entity. This pronouncement also requires ongoing reassessments of whether an enterprise is the primary beneficiary and eliminates the quantitative approach previously required for determining the primary beneficiary. New provisions of this pronouncement are effective January 1, 2010. The Company is currently evaluating the impact of adopting this pronouncement.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 2—Operational Restructuring

        During 2008, in response to the slow commercial vehicle market and the decline of sales, management undertook a review of current operations that led to a comprehensive restructuring plan. During 2008, we approved a restructuring plan to more appropriately align our workforce in response to the relatively slow commercial vehicle market. Continuing in 2009, we announced additional actions in regards to the restructuring plan that focused on the consolidation of several of our facilities.

        Restructuring costs are shown below by reportable segment:

	Year Ended December 31, 2009	Year Ended December 31, 2008
Wheels
Employee severance costs	$606	$3,819
Pension curtailment	—	1,063
Lease and other contractual commitments	141	—

Subtotal	747	4,882
Components
Employee severance costs	182	1,863
Lease and other contractual commitments	3,219	—
Other asset disposals	—	252

Subtotal	3,401	2,115
Other
Employee severance costs	—	95

Subtotal	—	95
Corporate
Employee severance costs	1,037	2,226
Impaired investments and other charges	—	3,094

Subtotal	1,037	5,320

Total	$5,185	$12,412

        Of the $12.4 million restructuring expenses recognized in 2008, $7.4 million was recorded in cost of goods sold and the remaining $5.0 million was recorded in selling, general and administrative operating expenses. Of the $5.2 million restructuring expenses recognized in 2009, $4.2 million was recorded in cost of goods sold and the remaining $1.0 million was recorded in selling, general and administrative operating expenses. Included in restructuring expenses during 2009 was $3.2 million for the abandonment of our warehouse in Bristol, Indiana.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 2—Operational Restructuring (Continued)

        The following is a reconciliation of the beginning and ending restructuring reserve balances for the periods ended December 31, 2008 and 2009:

	Employee Severance Costs	Lease and Other Contractual Costs	Total
Balance December 31, 2007	$—	$—	$—
Costs incurred and charged to operating expenses	1,914	—	1,914
Costs incurred and charged to cost of goods sold	6,089		6,089
Costs paid or otherwise settled	(3,722)	—	(3,722)

Balance December 31, 2008	$4,281	$—	$4,281
Costs incurred and charged to operating expenses	1,037	—	1,037
Costs incurred and charged to cost of goods sold	788	3,360	4,148
Adjustments(1)	—	59	59
Costs paid or otherwise settled	(5,420)	(259)	(5,679)

Balance at December 31, 2009	$686	$3,160	$3,846

(1)
Represents accretion of interest on discounted restructuring liabilities.

        The remaining accrued liabilities will be paid in 2010.

Note 3—Inventories

        Inventories at December 31, 2009 and 2008, on a FIFO basis, were as follows:

	December 31,
	2009	2008
Raw materials	$14,432	$22,839
Work in process	15,566	21,930
Finished manufactured goods	20,744	34,036

Total inventories	$50,742	$78,805

Note 4—Goodwill and Other Intangible Assets

        Goodwill and any indefinite-lived intangible assets are assessed for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The analysis of potential impairment of goodwill requires a two-step approach. The first step is the estimation of fair value of each reporting unit. The midpoint of the range of reorganization values, $563 million, in our Plan of

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 4—Goodwill and Other Intangible Assets (Continued)

Reorganization, which was approved by the bankruptcy court, is used as the fair value of the Company. This fair value was allocated to the reporting units for the step one analysis. If step one indicates that impairment potentially exists, the second step is performed to measure the amount of impairment, if any. Goodwill impairment exists when the implied fair value is less than its carrying value. Based on the analysis performed, no impairment for goodwill existed as of December 31, 2009. As such, we were not required to complete the second step. Because fresh-start reporting will be adopted on the Effective Date of February 26, 2010, the reorganization value will be allocated to the assets of the post-emergence Company. The allocation process has commenced, but is not completed or available in preliminary form. At this time, we are reasonably certain that goodwill and intangibles as of the emergence date will be materially different from carrying amounts recorded as of December 31, 2009.

        Due to the significant decline in our stock price resulting from overall economic and industry conditions, we determined that an indicator of impairment existed as of June 30, 2008, and performed the appropriate analysis. The results indicated that impairments existed in our Components and Other reportable segments. We recorded estimated goodwill and other intangible asset impairment charges of $193.1 million and $19.1 million, respectively, during the quarter ended September 30, 2008, related to the impairment indicator as of June 30, 2008.

        As a result of finalizing our impairment test from June 30, 2008 and performing our annual impairment test on November 30, 2008, we recognized goodwill and other intangible asset impairment charges of $250.5 million and $26.6 million, respectively, during 2008. Similarly, we recognized other intangible asset impairment charges of $3.3 million during 2009. Such charges are non-cash and did not affect our liquidity, tangible equity or debt covenant ratios.

        The carrying amounts of goodwill for each of the two years ended December 31, 2009 by reportable segment are, as follows:

(in thousands)	Wheels	Components	Other	Corporate	Total
Balance as of December 31, 2007	$123,199	$243,915	$11,690	$—	$378,804
Impairment losses	—	(243,915)	(7,415)	—	(251,330)

Balance as of December 31, 2008	$123,199	$—	$4,275	$—	$127,474
Balance as of December 31, 2009	$123,199	$—	$4,275	$—	$127,474

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 4—Goodwill and Other Intangible Assets (Continued)

        The changes in the carrying amounts of other intangibles for the two years in the period ended December 31, 2009 by reportable segment, are as follows:

(in thousands)	Wheels	Components	Other	Corporate	Total
Balance as of December 31, 2007	$—	$118,423	$9,860	$587	$128,870
Additions	—	—	—	560	560
Amortization	—	(4,426)	(385)	(587)	(5,398)
Impairment losses	—	(23,270)	(3,280)	—	(26,550)

Balance as of December 31, 2008	$—	$90,727	$6,195	$560	97,482
Amortization	—	(4,352)	(383)	(187)	(4,922)
Impairment losses	—	(3,330)	—	—	(3,330)

Balance as of December 31, 2009	$—	$83,045	$5,812	$373	$89,230

        The summary of goodwill and other intangible assets is as follows:

		As of December 31, 2009			As of December 31, 2008
	Weighted Average Useful Lives	Gross Amount	Accumulated Amortization & Impairment	Carrying Amount	Gross Amount	Accumulated Amortization & Impairment	Carrying Amount
Goodwill	—	$378,804	$251,330	$127,474	$378,804	$251,330	$127,474

Other intangible assets:
Non-compete agreements	3.0	$3,160	$2,787	$373	$3,160	$2,599	$561
Trade names	—	38,080	30,980	7,100	38,080	27,650	10,430
Technology	14.7	33,540	11,279	22,261	33,540	8,989	24,551
Customer relationships	29.6	71,500	12,004	59,496	71,500	9,560	61,940

	24.2	$146,280	$57,050	$89,230	$146,280	$48,798	$97,482

        We estimate that aggregate amortization expense by year as follows:

2010	$4,923
2011	$4,922
2012	$4,736
2013	$4,736
2014	$4,736

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 5—Property, Plant and Equipment

        Property, plant and equipment at December 31, 2009 and 2008 consist of the following:

	2009	2008
Land and land improvements	$22,191	$11,245
Buildings	100,560	99,156
Machinery and equipment	587,541	595,570

Property, plant and equipment, gross	710,292	705,971
Less: accumulated depreciation	480,765	447,333

Property, plant and equipment, net	$229,527	$258,638

        During 2006, we changed our estimated lives for certain light wheel assets related to a customer re-sourcing decision. The new depreciation period was selected to correspond with the estimated date of re-sourcing. Due to the acceleration of depreciation, operating income during 2007 was reduced by $12.8 million. The impact on earnings per share for 2007 was $0.24.

        Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $47.4 million, $40.6 million and $55.9 million, respectively. In 2008, we recorded a $4.3 million impairment of certain assets in our Piedmont, Alabama facility as a result of a discontinuation of a certain product line.

Note 6—Debt

        Debt at December 31, 2009 and 2008 consists of the following:

	2009		2008
	Subject to Compromise	Debt	Debt
Term Facility—Non-related Parties	$—	$224,560	$294,625
Term Facility—Related Party (Sun Capital)	—	79,486	—
Senior Subordinated Notes	275,000	—	275,000
Revolving Credit Facility	—	71,659	78,444
Industrial Revenue Bond	—	—	3,100
Term Facility Discount	—	(3,233)	—
Debtors-In-Possession ("DIP") Debt	—	25,000	—

Total	$275,000	$397,472	$651,169

Sun Capital Transaction

        On February 4, 2009, we completed (1) an amendment (the "Sun Amendment") to our prepetition credit facility and (2) a transaction (the "Sun Capital Transaction") with Sun Accuride Debt Investments, LLC (together with its affiliates, "Sun Capital"), which at the time held approximately $70 million principal amount of the indebtedness outstanding under the prepetition credit facility (the "Last-Out Loans"). Under the terms of the Sun Amendment and the Sun Capital Transaction, Sun

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 6—Debt (Continued)

Capital agreed to make the Last-Out Loans last-out as to payment to the other loans outstanding under the prepetition senior credit facility. This transaction resulted in recognition of a loss on extinguishment of debt of $5.4 million.

        In connection with the modification of the Last-Out Loans and pursuant to a Last-Out Debt Agreement, dated February 4, 2009 (the "Last-Out Debt Agreement"), that we entered into with Sun Capital, we (1) issued a warrant (the "Sun Warrant") to Sun Capital, which was exercisable for 25% of our fully-diluted prepetition common stock, (2) entered into a Registration Agreement with Sun Capital providing for the registration of the prepetition common stock owned by Sun Capital (including the prepetition common stock issuable upon exercise of the Sun Warrant) and (3) entered into a Consulting Agreement with Sun Capital pursuant to which Sun Capital would provide customary strategic, business and operational support to us.

        As part of the Sun Capital Transaction, we also issued a preferred share (the "Preferred Shares") to Sun Capital, which carried voting rights equal to the number of shares of our prepetition common stock at $0.01 per share issuable upon the exercise of the Sun Warrant in an amount that was not to exceed 25% of the outstanding prepetition common stock, required approval of the holder of the Preferred Share for certain corporate actions and granted the holder of the Preferred Share the right to nominate and elect five Series A Directors and to nominate an independent director for election/appointment to the Board. The Preferred Share had no rights to dividends or distributions and was redeemable by us for a nominal amount if Sun Capital no longer had beneficial ownership of at least 10% of our prepetition common stock. The fair value of the Sun Warrant was approximately $4.7 million and was recognized as a discount to the Term Facility to be amortized over the life of the Term Loan. In connection with the Sun Capital Transaction, we also amended our Bylaws to require approval of two thirds of the Board of Directors for certain corporate actions and expanded the Board of Directors to twelve members.

        In connection with the Sun Capital Transaction, we appointed Brian J. Urbanek, Jason H. Neimark, Douglas C. Werking, Thomas V. Taylor and Donald C. Mueller as Series A Directors to fill five of the vacancies created as a result of the expansion of the Board of Directors. We entered into indemnification agreements with each of our directors as part of the Sun Capital Transaction, which contractually obligate us to provide indemnification and advancement of expenses to the fullest extent permitted by Delaware General Corporation Law. We also agreed that these indemnification obligations, and all other indemnification obligations assumed by us as part of the Sun Capital Transaction, would be first in priority to the indemnification obligations of certain affiliates of Sun Capital covering the indemnified parties.

        During 2009, PIK interest was accrued on the Last-Out Loans at LIBOR plus 500 basis points.

        On the Effective Date of the Plan of Reorganization, the Sun Warrant, the Preferred Share and the prepetition common stock held by Sun Capital and all related registration rights were all cancelled, and the directors appointed by Sun Capital resigned from the Board. In addition, (i) Sun Capital received 630,317 shares of postpetition common stock, (ii) 3,475,790 Warrants (iii) the $70.1 million of Last-Out Loans held by Sun Capital were paid in full, and (iv) we paid $1.65 million of fees and

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 6—Debt (Continued)

expenses incurred by Sun Capital under the prepetition senior credit facility. In addition, to the extent the sale price of the loans is less than 98% of their par value, Accuride agreed to pay the difference between 98% of par value and the sale price, up to a maximum payment equal to 7% of the par value.

Prepetition Credit Agreement

        Effective January 31, 2005, we entered into a fourth amended and restated credit agreement, which, as amended, we refer to as our prepetition senior credit facility, in conjunction with the acquisition of TTI to refinance substantially all of our credit facilities, as well as the senior bank debt and subordinated debt of TTI. Prior to our bankruptcy filing, our prepetition credit facility consisted of (i) a term facility in an aggregate principal amount of $550 million that required annual amortization payments of 1% per year, which would have matured on January 31, 2012, and (ii) a revolving credit facility in an aggregate amount of $100 million (comprised of a $76 million U.S. revolving credit facility and a $24 million Canadian revolving credit facility) which would have matured on January 31, 2010. At December 31, 2009, and 2008, interest rates under our prepetition senior credit facilities were 9.25% and 5.6%, respectively.

        The loans under our prepetition senior credit facility were secured by, among other things, a lien on substantially all of our U.S. properties, assets and domestic subsidiaries and a pledge of 65% of the stock of our foreign subsidiaries. The loans under the Canadian revolving facility were secured by substantially all the properties and assets of Accuride Canada, Inc. As of December 31, 2009, the outstanding balance on the term debt was $304.0 million. The U.S. and Canadian revolving credit facilities were drawn down $34.1 million and $22 million, respectively, and drawn letters of credit were $15.5 million as of December 31, 2009, leaving availability of approximately $1.5 million, which considers outstanding letters of credit of $2.7 million and excludes $24.2 million of the revolving credit facility held by Lehman Commercial Paper, Inc.

Debtors-in-Possession Financing

        In connection with our Chapter 11 filing, we entered into a superpriority secured ABL revolving credit facility of $25 million and a term loan first-in, last-out facility of $25 million (together, the "DIP credit facility"). The $25 million of ABL loans under the DIP credit facility bore interest, at our election, at a rate of LIBOR + 6.50% (with a LIBOR floor of 2.50%) or Base Rate + 5.50% (with a Base Rate floor of 3.50%), and the $25 million of first-in, last-out term loans under the DIP credit facility would bore interest, at our election, at a rate of LIBOR + 7.50% (with a LIBOR floor of 2.50%) or Base Rate + 6.50% (with a Base Rate floor of 3.50%).

        The use of proceeds under the DIP credit facility were limited to working capital and other general corporate purposes consistent with a budget that we presented to the administrative agent, including payment of costs and expenses related to the administration of the bankruptcy proceedings and payment of other expenses as approved by the bankruptcy court. Upon the Effective Date of the Plan of Reorganization, all amounts outstanding under the DIP credit facility were paid and the DIP credit facility was terminated in accordance with its terms.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 6—Debt (Continued)

Bond Financing

Prepetition Senior Subordinated Notes

        On January 31, 2005, we issued $275 million aggregate principal amount of 8 1/2% senior subordinated notes due 2015 in a private placement transaction. Interest on the prepetition senior subordinated notes was payable on February 1 and August 1 of each year, beginning on August 1, 2005. The prepetition senior subordinated notes would have matured on February 1, 2015 and were redeemable, at our option, in whole or in part, at any time on or before February 1, 2010 in cash at the redemption prices set forth in the indenture, plus interest. The prepetition senior subordinated notes were general unsecured obligations ranking senior in right of payment to all of our existing and future subordinated indebtedness. The prepetition senior subordinated notes were subordinated to all of our existing and future senior indebtedness including indebtedness incurred under any senior credit facilities. In May 2005, we successfully completed an exchange offer pursuant to which holders of our outstanding prepetition senior subordinated notes exchanged such notes for otherwise identical 8 1/2% Senior Subordinated Notes due 2015 which had been registered under the Securities Act.

        Subsequent to the Company's Chapter 11 bankruptcy filing, the Company has recorded postpetition interest on prepetition obligations only to the extent management believes the interest will be paid during the bankruptcy proceedings or that the interest is included in the allowed claim. The amount of the allowed claim for the prepetition senior subordinated notes is $291.2 million, which includes accrued interest of $16.2 million. Had the Company recorded interest expense based on all of its pre-petition contractual obligations, interest expense for the senior subordinated notes would have increased by $5.8 million during the period from October 8, 2009 to December 31, 2009.

        Pursuant to the Plan of Reorganization, the prepetition senior subordinated notes and the indenture governing the prepetition senior subordinated notes were cancelled on the Effective Date when the holders of the prepetition senior subordinated notes received 98 million shares of our postpetition Common Stock.

        Maturities of debt, excluding liabilities subject to compromise, as of December 31, 2009, are as follows:

2010	$25,000
2011	71,659
2012	300,813

Total	$397,472

Note 7—Supplemental Cash Flows Disclosure

        During 2009, 2008, and 2007, we recorded non-cash pension liability adjustments, net of tax, of $18.7 million, $20.6 million, and $14.0 million, respectively, as a component of Other Comprehensive Income.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 8—Pension and Other Postretirement Benefit Plans

        We have funded noncontributory employee defined benefit pension plans that cover substantially all U.S. and Canadian employees (the "plans"). Employees covered under the U.S. salaried plan are eligible to participate upon the completion of one year of service and benefits are determined by their cash balance accounts, which are based on an allocation they earn each year. Employees covered under the Canadian salaried plan are eligible to participate upon the completion of two years of service and benefits are based upon career average salary and years of service. Employees covered under the hourly plans are generally eligible to participate at the time of employment and benefits are generally based on a fixed amount for each year of service. U.S. employees are vested in the plans after five years of service; Canadian hourly employees are vested after two years of service. We use a December 31 measurement date for all of our plans.

        In addition to providing pension benefits, we also have certain unfunded health care and life insurance programs for U.S. non-bargained and Canadian employees who meet certain eligibility requirements. These benefits are provided through contracts with insurance companies and health service providers. The coverage is provided on a non-contributory basis for certain groups of employees and on a contributory basis for other groups.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 8—Pension and Other Postretirement Benefit Plans (Continued)

Obligations and Funded Status:

	Pension Benefits		Other Benefits
	2009	2008	2009	2008
Change in benefit obligation:
Benefit obligation—beginning of year	$164,683	$196,560	$54,021	$61,962
Service cost	1,479	3,221	300	419
Interest cost	11,566	11,280	3,662	3,626
Actuarial gains (losses)	21,550	(15,603)	9,377	(4,410)
Benefits paid	(16,030)	(14,547)	(4,165)	(3,846)
Foreign currency exchange rate changes	11,642	(15,451)	1,835	(2,171
Plan amendment	—	19	—	(1,560)
Curtailment	(764)	(1,870)	(538)	(552)
Special termination benefits	2,187	1,074	—	—
Incurred retiree drug subsidy reimbursements	—	—	119	108
Plan participant's contributions	—	—	454	445

Benefit obligation—end of year	196,313	164,683	65,065	54,021

Accumulated benefit obligation	$195,832	$164,291	—	—
Change in plan assets:
Fair value of assets—beginning of year	137,843	190,740	—	—
Actual return (loss) on plan assets	25,998	(36,497)	—	—
Employer contribution	7,789	14,606	3,711	3,401
Plan participant's contribution	—	—	454	445
Benefits paid	(16,030)	(14,547)	(4,165)	(3,846)
Foreign currency exchange rate changes	12,633	(16,459)	—	—

Fair value of assets—end of year	168,233	137,843	—	—

Reconciliation of funded status:
Unfunded status	$(28,080)	$(26,840)	$(65,065)	$(54,021)

Amounts recognized in the statement of financial position:
Prepaid benefit cost	$7,851	$5,100	—	—
Accrued benefit liability	(35,930)	(31,941)	$(65,065)	$(54,021)
Accumulated other comprehensive loss (income)	72,530	64,192	(18,472)	(29,777)

Net amount recognized	$44,451	$37,351	$(83,537)	$(83,798)

Amounts expected to be recognized in AOCI in the following fiscal year:
Amortization of net transition (asset)/obligation	$12
Amortization of prior service (credit) cost	303		$(1,573)
Amortization of net (gain)/loss	3,540		(5)

Total amortization	$3,855		$(1,578)

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 8—Pension and Other Postretirement Benefit Plans (Continued)

Components of Net Periodic Benefit Cost:

	Pension Benefits			Other Benefits
	2009	2008	2007	2009	2008	2007
Service cost-benefits earned during the year	$1,479	$3,221	$3,717	$300	$420	$1,058
Interest cost on projected benefit obligation	11,566	11,281	10,298	3,662	3,626	4,403
Expected return on plan assets	(12,347)	(14,575)	(13,930)	—	—	—
Prior service cost (net)	335	388	469	(1,573)	(1,409)	(841)
Other amortization (net)	2,424	1,835	1,847	(503)	(467)	137

Net amount charged to income	$3,457	$2,150	$2,401	$1,886	$2,170	$4,757
Curtailment charge (gain) and special termination benefits	3,006	901	11,085	24	—	(739)

Total benefits cost charged to income	$6,463	$3,051	$13,486	$1,910	$2,170	$4,018

Recognized in other comprehensive income (loss):
Amortization of net transition (asset) obligation	(17)	(28)		—	—
Prior service (credit) cost	—	19		—	(1,560)
Amortization of prior service (credit) cost	(536)	(942)		1,564	1,386
Change in net actuarial (gain) loss	11,411	28,023		9,238	(5,088)
Amount of net actuarial valuation (gain) loss	(2,411)	(1,820)		503	467

Total (gain) loss recognized in other comprehensive income	8,447	25,252		11,305	(4,795)

Total (gain) loss recognized in total benefits charged to income and other comprehensive income	$14,910	$28,303		$13,215	$(2,625)

        During 2009 and 2008, we recorded pre-tax curtailment charge of $2.2 million and $1.1 million, respectively, as a result of a reduction of workforce in our London, Ontario facility. During 2007, we recorded pre-tax curtailment charges and special termination benefits of $9.1 million as a result of a reduction of workforce in our London, Ontario facility. During 2007, we recorded pre-tax curtailment charges of $1.2 million and a $9.8 million reduction of our benefit obligation as a result of an amendment to our post-employment benefit plan at our Erie, Pennsylvania facility.

Actuarial Assumptions:

        Assumptions used to determine benefit obligations as of December 31 were as follows:

	Pension Benefits		Other Benefits
	2009	2008	2009	2008
Average discount rate	6.11%	7.11%	6.02%	6.96%
Rate of increase in future compensation levels	3.50%	3.50%	N/A	3.50%

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 8—Pension and Other Postretirement Benefit Plans (Continued)

        Assumptions used to determine net periodic benefit cost for the years ended December 31 were as follows:

	Pension Benefits		Other Benefits
	2009	2008	2009	2008
Average discount rate	7.13%	6.10%	6.97%	6.44%
Rate of increase in future compensation levels	3.50%	3.50%	3.50%	3.50%
Expected long-term rate of return on assets	7.41%	7.88%	N/A	N/A

        The expected long-term rate of return on assets is determined primarily by looking at past performance. In addition, management considers the long-term performance characteristics of the asset mix.

        Assumed health care cost trend rates at December 31 were as follows:

	2009	2008
Health care cost trend rate assumed for next year	8.00%	9.00%
Rate to which the cost trend rate is assumed to decline	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2012	2012

        The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point change in assumed health care cost trend rates would have the following effects on 2009:

	1-Percentage- Point Increase	1-Percentage- Point Decrease
Effect on total of service and interest cost	$635	$(691)
Effect on postretirement benefit obligation	$7,634	$(6,549)

Plan Assets:

        Our pension plan weighted-average asset allocations by level within the fair value hierarchy at December 31, 2009, are presented in the table below. Our pension plan assets were accounted for at fair value and are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and their placement

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 8—Pension and Other Postretirement Benefit Plans (Continued)

within the fair value hierarchy levels. For more information on a description of the fair value hierarchy, see Note 13.

	Level 1	Level 2	Level 3	Total	% of total
Equity securities	$90,718	—	$—	$90,718	53%
Pooled equity securities	—	$12,733	—	12,733	8%
Debt securities	60,414	—	—	60,414	36%
Cash and cash equivalents	4,368	—	—	4,368	3%

Total assets at fair value	$155,500	$12,733	$—	$168,233	100%

% of fair value hierarchy	92%	8%	—%	100%

        Our investment objectives are (1) to maintain the purchasing power of the current assets and all future contributions; (2) to maximize return within reasonable and prudent levels of risk; (3) to maintain an appropriate asset allocation policy that is compatible with the actuarial assumptions, while still having the potential to produce positive real returns; and (4) to control costs of administering the plan and managing the investments.

        Our desired investment result is a long-term rate of return on assets that is at least a 5% real rate of return, or 5% over inflation as measured by the Consumer Price Index for the U.S. plans. The target rate of return for the plans have been based upon the assumption that future real returns will approximate the long-term rates of return experienced for each asset class in our investment policy statement. Our investment guidelines are based upon an investment horizon of greater than five years, so that interim fluctuations should be viewed with appropriate perspective. Similarly, the Plans' strategic asset allocation is based on this long-term perspective.

        We believe that the Plans' risk and liquidity posture are, in large part, a function of asset class mix. Our investment committee has reviewed the long-term performance characteristics of various asset classes, focusing on balancing the risks and rewards of market behavior. Based on this and the Plans'

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 8—Pension and Other Postretirement Benefit Plans (Continued)

time horizon, risk tolerances, performance expectations and asset class preferences, the following strategic asset allocation was derived:

	Lower Limit	Strategic Allocation	Upper Limit
Domestic Large Capitalization Equities:
Value	10%	15%	20%
Growth	10%	15%	20%
Index-Passive	15%	20%	25%
Domestic Aggressive Growth Equities:
International Equities	5%	10%	15%
Large-Mid Cap	5%	10%	15%
Fixed Income:
Domestic	25%	30%	35%

        The allocation of the fund is reviewed periodically. Should any of the strategic allocations extend beyond the suggested lower or upper limits, a portfolio rebalance may be appropriate.

        While we use the same methodologies to manage the Canadian plans, the primary objective is to achieve a minimum rate of return of Consumer Price Index plus 3 over 4-year moving periods, and to obtain total fund rates of return that are in the top third over 4-year moving periods when compared to a representative sample of Canadian pension funds with similar asset mix characteristics. The asset mix for the Canadian pension fund is targeted as follows:

	Minimum	Maximum
Total Equities	40%	65%
Foreign Equities	0%	50%
Bonds and Mortgages	25%	50%
Short-Term	0%	15%

        Cash Flows—We expect to contribute approximately $12.3 million to our pension plans and $3.8 million to our other postretirement benefit plan in 2010. Pension and postretirement benefits (which include expected future service) are expected to be paid out of the respective plans as follows:

	Pension Benefits	Other Benefits
2010	$10,267	$3,773
2011	$10,289	$3,986
2012	$11,187	$4,081
2013	$11,987	$4,277
2014	$11,535	$4,390
2015–2019 (in total)	$68,158	$23,770

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 8—Pension and Other Postretirement Benefit Plans (Continued)

        Other Plans—We also provide a 401(k) savings plan and a profit sharing plan for substantially all U.S. salaried employees. Select employees may also participate in the Accuride Executive Retirement Allowance Policy and a supplemental savings plan. Expenses recognized in 2008 and 2007 were $4.3 million and $4.9 million, respectively. No expenses were recognized in 2009.

Note 9—Income Taxes

        The income tax provisions (benefits)for the years ended December 31 are as follows:

	2009	2008	2007
Current:
Federal	$(801)	$248	$(2,274)
State	(82)	152	665
Foreign	951	1,266	6,928

	68	1,666	5,319

Deferred:
Federal	(43,728)	(40,887)	(4,635)
State	(8,650)	(5,809)	(303)
Foreign	601	(1,235)	(3,240)
Valuation allowance	54,093	41,667	(272)

	2,316	(6,264)	(8,450)

Total provision (benefit)	$2,384	$(4,598)	$(3,131)

        The foreign component of pretax earnings (losses) before eliminations in 2009, 2008 and 2007 was approximately $9,267, $(3,209), and $17,752, respectively.

        A reconciliation of the U.S. statutory tax rate to our effective tax rate (benefit) for the years ended December 31, is as follows:

	2009	2008	2007
Statutory tax rate	(35.0)%	(35.0)%	(35.0)%
State and local income taxes	(4.1)	(0.5)	(4.1)
Incremental foreign tax (benefit)	(1.2)	0.4	(21.5)
Change in valuation allowance	39.4	12.5	(2.3)
Foreign subsidiary dividend and undistributed earnings	1.4	—	12.4
Impairment of goodwill	—	23.4	—
Change in liability for unrecognized tax benefits	(0.4)	—	20.6
Reorganization Costs	3.1	—	—
Other items—net	(1.5)	(2.2)	3.2

Effective tax rate	1.7%	(1.4)%	(26.7)%

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 9—Income Taxes (Continued)

        Deferred income tax assets and liabilities comprised the following at December 31:

	2009	2008
Deferred tax assets:
Postretirement and postemployment benefits	$23,070	$19,535
Accrued liabilities, reserves and other	7,230	9,654
Debt transaction and refinancing costs	5,968	6,131
Inventories	4,610	4,550
Accrued compensation and benefits	3,922	5,014
Worker's compensation	2,738	3,047
Pension benefit	12,980	11,850
State income taxes	1,440	1,517
Tax credits	7,227	5,838
Indirect effect of unrecognized tax benefits	1,204	1,205
Loss carryforwards	88,075	35,041
Unrealized foreign exchange gain	518	—
Valuation allowance	(114,028)	(54,423)

Total deferred tax assets	44,954	48,959

Deferred tax liabilities:
Asset basis and depreciation	14,459	17,244
Unrealized foreign exchange gain	—	78
Intangible assets	41,958	42,236

Total deferred tax liabilities	56,417	59,558

Net deferred tax asset (liability)	(11,463)	(10,599)
Current deferred tax asset	2,811	1,955

Long-term deferred income tax asset (liability)—net	$(14,274)	$(12,554)

        Our net operating losses, available in various tax jurisdictions at December 31, 2009, will expire beginning 2012 through 2029. In the current year, we have recorded deferred tax assets for additional foreign and state tax credits incurred through 2009, which will expire beginning 2016 through 2023. No net operating loss carryforwards or foreign tax credits will expire in 2010. Realization of deferred tax assets is dependent upon taxable income within the carryforward periods available under the applicable tax laws. Although realization of deferred tax assets in excess of deferred tax liabilities is not certain, management has concluded that it is more likely than not the Company will realize the full benefit of deferred tax assets in foreign jurisdictions. However, during 2008 and 2009, management has concluded that it is more than likely that we will not realize the full benefit of our U.S. deferred tax assets due to three cumulative years of net losses and changes of management's estimate of future earnings, and recorded a valuation allowance against the amounts that are more likely than not to not be recognized during 2009.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 9—Income Taxes (Continued)

        During 2009, valuation allowances related to state net operating loss carry forwards and credits were increased by $6.6 million, net. This increase was due to changes in management's estimate of future earnings. During 2008, the valuation allowances related to state net operating loss carry forwards were increased by $2.5 million. This increase was due to changes in management's estimate of future earnings.

        No provision has been made for U.S. income taxes related to undistributed earnings of our Canadian foreign subsidiary that we intend to permanently reinvest. At December 31, 2009, Accuride Canada had $25.7 million of cumulative retained earnings. Prior to 2009, the undistributed earnings of our Mexican foreign subsidiary were considered permanently reinvested. Accordingly, no provision for U.S. income taxes was made for such earnings. The Company began distributing earnings for the Mexican foreign subsidiary in 2009 and expects to distribute earnings annually. Therefore, deferred taxes have been established for the undistributed earnings of our Mexican foreign subsidiary.

        On January 1, 2007, we adopted ASC 740-10, Accounting for Uncertainty in Income Taxes. The impact of the adoption of ASC 740-10 on January 1, 2007, was to decrease retained earnings by $2.1 million, increase goodwill by $0.7 million, decrease income taxes payable by $6.1 million, decrease net deferred tax liabilities by $2.7 million, and increase non-current income taxes payable by $11.6 million. A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended December 31, 2009, 2008, and 2007, are as follows:

	2009	2008	2007
Balance at January 1	$5,872	$13,050	$11,566
Additions based on tax positions related to the current year	—	224	709
Additions for tax positions of prior years	2,126	792	3,412
Reductions for tax positions of prior years	(338)	(3,312)	—
Removal of penalties and interest	—	(3,892)	—
Reductions due to lapse of statute of limitations	(510)	(846)	(1,279)
Settlements with taxing authorities	—	(234)	(1,358)

Balance at December 31	$7,060	$5,782	$13,050

        The total amount of unrecognized tax benefits that would, if recognized, impact the effective income tax rate was approximately $5.9 million as of December 31, 2009. Also included in the balance of unrecognized tax benefits is $1.2 million of tax benefits that, if recognized, would affect other tax accounts.

        We also recognize accrued interest expense and penalties related to the unrecognized tax benefits as additional tax expense, which is consistent with prior periods. The total amount of accrued interest and penalties was $2.7 million and $1.6 million respectively, as of December 31, 2009. An increase in interest of $0.3 million was recognized in 2009. The total amount of accrued interest and penalties was approximately $2.4 million and $1.6 million, respectively, as of December 31, 2008.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 9—Income Taxes (Continued)

        As of December 31, 2009, we were open to examination in the U.S. federal tax jurisdiction for the 2006-2008 tax years, in Canada for the years of 2001-2008, and in Mexico for the years of 2003-2008. We were also open to examination in various state and local jurisdictions for the 2005-2008 tax years, none of which were individually material. We believe that our accrual for tax liabilities is adequate for all open audit years. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events.

        It is reasonably possible that U.S. federal, state, local, and non-U.S. tax examinations will be settled during the next twelve months. If any of these tax audit settlements do occur within the next twelve months, we would make any necessary adjustments to the accrual for uncertain tax benefits. Until formal resolutions are reached with the tax authorities, the determination of a possible audit settlement range for the impact on uncertain tax benefits is not practicable. On the basis of present information, it is our opinion that any assessments resulting from the current audits will not have a material effect on our consolidated financial statements. We believe that it is reasonably possible that an increase of up to $0.8 million in unrecognized benefits may be recognized within the coming year. In addition, we believe that it is reasonably possible that approximately $0.7 million of its currently remaining unrecognized tax positions, each of which are individually insignificant, may be recognized by the end of 2010 as a result of a lapse of the statute of limitations.

Note 10—Stock-Based Compensation Plans

        2005 Incentive Plan—In connection with the initial public offering in April 2005, we adopted the Accuride Corporation 2005 Incentive Award Plan (the "Incentive Plan"). As of the Effective Date, pursuant to our Plan of Reorganization, the Incentive Plan was cancelled.

        We account for share-based compensation under applicable accounting standards. Forfeitures are estimated over the vesting period of an award, rather than be recognized as a reduction of compensation expense at the time of the actual forfeiture.

        For awards to officers and other key employees under the 2005 Plan, 854,497 options and 1,197,016 stock appreciation rights were outstanding as of December 31, 2009. These awards, which had no intrinsic value, were cancelled as of February 26, 2010 pursuant to our Plan of Reorganization. The 391,422 restricted stock units that were unvested at December 31, 2009, became vested on the Effective Date of our Plan of Reorganization.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 10—Stock-Based Compensation Plans (Continued)

        In determining the estimated fair value of our share-based awards as of the grant date, we used the Black-Scholes option-pricing model with the assumptions illustrated in the table below:

	For The Years Ended December 31,
	2009	2008	2007
Expected Dividend Yield	0.0%	0.0%	0.0%
Expected Volatility in Stock Price	108.2%	41.3%	41.6%
Risk-Free Interest Rate	2.5%	3.6%	5.1%
Expected Life of Stock Awards	6.0 years	6.2 years	6.3 years
Weighted-Average Fair Value at Grant Date	$0.35	$3.26	$7.39

        The expected volatility is based upon volatility of comparable industry company common stock that has been traded for a period commensurate with the expected life. The expected term of options granted is derived from historical exercise and termination patterns, and represents the period of time that options granted are expected to be outstanding. The risk-free rate used is based on the published U.S. Treasury yield curve in effect at the time of grant for instruments with a similar life. The dividend yield is based upon the most recently declared quarterly dividend as of the grant date.

        Compensation expense recorded during 2009, 2008, and 2007 was $0.3 million, $2.4 million, and $2.7 million, respectively. The tax benefit (cost) recognized during 2008 and 2007 was approximately ($1.6) million and $1.3 million, respectively. For 2009, there was no tax benefit recognized.

Note 11—Commitments

        We lease certain plant, office space, and equipment for varying periods. Management expects that in the normal course of business, expiring leases will be renewed or replaced by other leases. Purchase commitments related to fixed assets at December 31, 2009 totaled $1.0 million. Rent expense for the years ended December 31, 2009, 2008, and 2007 was $9.6 million, $9.1 million and $6.5 million, respectively. Future minimum lease payments for all non-cancelable operating leases having a remaining term in excess of one year at December 31, 2009, are as follows:

2010	8,683
2011	5,688
2012	4,054
2013	3,638
2014	3,301
Thereafter	12,737

Total	$38,101

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 12—Segment Reporting

        Based on our continual monitoring of the long-term economic characteristics, products and production processes, class of customer, and distribution methods of our operating segments, we determined our seven operating segments aggregate into three reportable segments: Wheels, Components, and Other. All of our segments design, manufacture and market products to the commercial vehicle industry. The Wheels segment's products consist of wheels for heavy- and medium-duty trucks and commercial trailers. The Components segment's products consist of truck body and chassis parts, wheel-end components and assemblies, and seats. The Other segment's products primarily consist of other commercial vehicle components, including steerable drive axles and gearboxes. We believe this segmentation is appropriate based upon management's operating decisions and performance assessment. The accounting policies of the reportable segments are the same as described in Note 1, "Significant Accounting Policies".

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Net sales:
Wheels	$238,745	$391,433	$477,115
Components	298,726	492,025	491,324
Other	32,722	47,951	45,247

Consolidated total	$570,193	$931,409	$1,013,686

Operating income (loss):
Wheels	$14,888	$55,673	$60,078
Components	(39,459)	(296,143)	(2,583)
Other	4,361	(1,672)	7,527
Corporate	(44,885)	(34,501)	(35,426)

Consolidated total	$(65,095)	$(276,643)	$29,596

	December 31, 2009	December 31, 2008
Total assets:
Wheels	$265,977	$191,435
Components	230,618	285,966
Other	29,997	38,064
Corporate	145,078	293,085

Consolidated total	$671,670	$808,550

        Included in operating income (loss) are goodwill and other intangible asset impairments in our Components and Other reportable segments of $267.2 million and $10.7 million, respectively, in 2008 and $3.3 million in our Components reportable segment in 2009.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 12—Segment Reporting (Continued)

        Geographic Segments—Our operations in the United States, Canada, and Mexico are summarized below:

For Year Ended Dec. 31, 2009	United States	Canada	Mexico	Eliminations	Combined
Net sales:
Sales to unaffiliated customers—domestic	$463,338	$3,621	$24,995	$—	$491,954
Sales to unaffiliated customers—export	51,379	—	26,860	—	78,239

Total	$514,717	$3,621	$51,855	$—	$570,193

Long-lived assets	$541,984	$48,831	$7,749	$(126,031)	$472,533

For Year Ended Dec. 31, 2008	United States	Canada	Mexico	Eliminations	Combined
Net sales:
Sales to unaffiliated customers—domestic	$761,319	$10,553	$43,658	$—	$815,530
Sales to unaffiliated customers—export	102,267	—	13,612	—	115,879

Total	$863,586	$10,553	$57,270	$—	$931,409

Long-lived assets	$569,776	$50,188	$9,003	$(128,176)	$500,791

For Year Ended Dec. 31, 2007	United States	Canada	Mexico	Eliminations	Combined
Net sales:
Sales to unaffiliated customers—domestic	$812,748	$12,748	$48,664	$—	$874,160
Sales to unaffiliated customers—export	130,894	—	8,632	—	139,526

Total	$943,642	$12,748	$57,296	$—	$1,013,686

Long-lived assets	$851,416	$66,520	$10,509	$(128,176)	$800,269

        Each geographic segment made sales to each of the three major customers in 2009 that each exceed 10% of total net sales for the years ended December 31. Sales to those customers are as follows:

	2009		2008		2007
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Customer one	$106,935	18.8%	$149,229	16.0%	$168,416	16.6%
Customer two	90,760	15.9%	140,538	15.1%	167,327	16.5%
Customer three	76,826	13.5%	131,047	14.1%	136,578	13.5%

	$274,521	48.2%	$420,814	45.2%	$472,321	46.6%

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 12—Segment Reporting (Continued)

        Sales by product grouping for the years ended December 31 are as follows:

	2009		2008		2007
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Wheels	$238,761	41.9%	$391,867	42.1%	$477,115	47.1%
Wheel-end components and assemblies	153,713	27.0%	211,915	22.8%	199,235	19.7%
Truck body and chassis parts	72,359	12.7%	111,160	11.9%	137,002	13.5%
Seating assemblies	22,825	4.0%	39,784	4.3%	52,087	5.1%
Other components	82,535	14.4%	176,683	18.9%	148,247	14.6%

	$570,193	100%	$931,409	100.0%	$1,013,686	100.0%

Note 13—Financial Instruments

        We have determined the estimated fair value amounts of financial instruments using available market information and other appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. A fair value hierarchy accounting standard exists for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and our own assumptions (unobservable inputs). Determining which category an asset or liability falls within the hierarchy requires significant judgment. We evaluate our hierarchy disclosures each quarter.

        The hierarchy consists of three levels:

Level 1	Quoted market prices in active markets for identical assets or liabilities;
Level 2	Inputs other than Level 1 inputs that are either directly or indirectly observable; and
Level 3	Unobservable inputs developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

        The carrying amounts of cash and cash equivalents, trade receivables, and accounts payable approximate fair value because of the relatively short maturity of these instruments. The fair value of debt at December 31, 2009 and 2008 was $400.9 million and $358.9 million, respectively. The carrying amounts and related estimated fair values for our remaining financial instruments as of December 31, 2009 and 2008 are as follows:

		Fair Value
	Carrying Amount
		Level 1	Level 2	Level 3
As of December 31, 2009
Liabilities
Common stock warrant	$76			$76

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 13—Financial Instruments (Continued)

		Fair Value
	Carrying Amount
		Level 1	Level 2	Level 3
As of December 31, 2008
Assets
Marketable securities	$5,000			$5,000
Foreign exchange forward contracts	$843		$843
Liabilities
Interest rate swap contracts	$4,415		$4,415

        Fair values relating to derivative financial instruments reflect the estimated amounts that we would receive or pay to terminate the contracts at the reporting date based on quoted market prices of comparable contracts as of the balance sheet date. The fair value of the common stock warrant has been calculated using a Black-Scholes valuation model. As of December 31, 2009, a liability of $76 has been recorded to reflect the fair value of the remaining warrant exercisable for 0.5 percent of our fully-diluted common stock.

        The following table summarizes changes in fair value of our Level 3 assets and (liabilities) for the years ended December 31, 2008 and 2009:

	Marketable Securities	Common Stock Warrant
Balance at January 1, 2008	$—	$—
Purchase (issuance) of securities	5,000	—

Balance at December 31, 2008	$5,000	$—
Purchase (issuance) of securities	—	(4,655)
Unrealized gain (loss) recognized	—	594
Realized loss	(1,100)	—
Net settlements	(3,900)	3,985

Balance at December 31, 2009	$—	$(76)

        During the year ended December 31, 2009, a $3.3 million charge was recorded to the consolidated statements of operations to recognize the full impairment of certain intangible assets in the Components reportable segment. The fair value of the tradenames were primarily determined using Level 3 inputs including management's financial projections related to operating profit margins.

Note 14—Related Party Transactions

        In connection with the 2005 TTI merger, we entered into a management services agreement ("Management Services Agreement") with KKR and Trimaran Fund Management L.L.C. ("TFM"), pursuant to which we retained KKR and TFM to provide management, consulting and financial services to Accuride of the type customarily performed by investment companies to our portfolio companies. In exchange for such services, we agreed to pay an annual fee in the amount equal to

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 14—Related Party Transactions (Continued)

$665,000 to KKR and $335,000 to TFM. In addition, we agreed to reimburse KKR and TFM, and their respective affiliates, for all reasonable out-of-pocket expenses incurred in connection with such retention, including travel expenses and expenses of legal counsel. During 2007, we terminated the Management Services Agreement with respect to both KKR and TFM when each party no longer had the right to appoint one or more members to our Board of Directors pursuant to the terms of the Shareholder Rights Agreement that we entered in connection with the TTI merger. During 2007, payments related to these agreements totaled $0.3 million for KKR. There were no payments to TFM due to the termination of the agreement at the beginning of 2008.

        On February 4, 2009, we completed (1) an amendment (the "Sun Amendment") to our prepetition credit facility and (2) a transaction (the "Sun Capital Transaction") with Sun Accuride Debt Investments, LLC (together with its affiliates, "Sun Capital"), which at the time held approximately $70 million principal amount of the indebtedness outstanding under the prepetition credit facility (the "Last-Out Loans"). Under the terms of the Sun Amendment and the Sun Capital Transaction, Sun Capital agreed to make the Last-Out Loans last-out as to payment to the other loans outstanding under the prepetition senior credit facility.

        In connection with the modification of the Last-Out Loans and pursuant to a Last-Out Debt Agreement, dated February 4, 2009 (the "Last-Out Debt Agreement"), that we entered into with Sun Capital, we (1) issued a warrant (the "Sun Warrant") to Sun Capital, which was exercisable for 25% of our fully-diluted prepetition common stock, (2) entered into a Registration Agreement with Sun Capital providing for the registration of the prepetition common stock owned by Sun Capital (including the prepetition common stock issuable upon exercise of the Sun Warrant) and (3) entered into a Consulting Agreement with Sun Capital pursuant to which Sun Capital would provide customary strategic, business and operational support to us.

        In connection with the Sun Capital Transaction, we appointed Brian J. Urbanek, Jason H. Neimark, Douglas C. Werking, Thomas V. Taylor and Donald C. Mueller as Series A Directors to fill five of the vacancies created as a result of the expansion of the Board of Directors. We entered into indemnification agreements with each of our directors as part of the Sun Capital Transaction, which contractually obligate us to provide indemnification and advancement of expenses to the fullest extent permitted by Delaware General Corporation Law. We also agreed that these indemnification obligations, and all other indemnification obligations assumed by us as part of the Sun Capital Transaction, would be first in priority to the indemnification obligations of certain affiliates of Sun Capital covering the indemnified parties.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 15—Quarterly Data (unaudited)

        The following table sets forth certain quarterly income statement information for the years ended December 31, 2009 and 2008:

	2009
	Q1	Q2	Q3	Q4	Total
	(Dollars in thousands, except per share data)
Net sales	$143,576	$135,206	$145,209	$146,202	$570,193
Gross profit (loss)	40	(9,021)	1,874	4,805	(2,302)
Operating expenses	12,224	12,490	22,372	12,377	59,463
Impairment charges	—	—	—	3,330	3,330
Loss from operations	(12,184)	(21,511)	(20,498)	(10,902)	(65,095)
Other expense(1)	(17,881)	(14,048)	(14,900)	(11,425)	(58,254)
Reorganization items	—	—	—	(14,379)	(14,379)
Net loss	(31,055)	(36,071)	(33,329)	(39,657)	(140,112)
Basic loss per share	$(0.86)	$(1.00)	$(0.92)	$(0.83)	$(3.59)
Diluted loss per share	$(0.86)	$(1.00)	$(0.92)	$(0.83)	$(3.59)

	2008
	Q1	Q2	Q3	Q4	Total
	(Dollars in thousands, except per share data)
Net sales	$238,210	$244,919	$239,487	$208,793	$931,409
Gross profit(2)	12,269	21,350	11,888	10,093	55,600
Operating expenses	13,654	12,761	14,807	13,980	55,202
Impairment charges	—	—	212,220	64,821	277,041
Income (loss) from operations	(1,385)	8,589	(215,139)	(68,708)	(276,643)
Other expense(1)	(16,768)	(7,551)	(12,082)	(19,820)	(56,221)
Net income (loss)	(11,741)	3,375	(201,179)	(118,721)	(328,266)
Basic income (loss) per share	$(0.33)	$0.10	$(5.67)	$(3.32)	$(9.24)
Diluted income (loss) per share	$(0.33)	$0.10	$(5.67)	$(3.32)	$(9.24)

(1)
Included in other expense are interest income, interest expense, and other income (expense), net. During the first quarter of 2009, we incurred a charge of $5.4 million related to loss on extinguishment of debt.

(2)
Gross profit for 2008 was impacted by $7.7 million of costs related to a labor disruption at our Rockford, Illinois, facility, a $7.4 million charge for restructuring that was primarily severance-related, $3.1 million non-cash charge for the loss on a sale of assets at our Anniston, Alabama, facility, and $2.8 million in other severance charges unrelated to our restructuring activities.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 16—Valuation and Qualifying Accounts

        The following table summarizes the changes in our valuation and qualifying accounts:

	Balance at Beginning of Year	Charges (credits) to Cost and Expenses	Recoveries	Write-Offs	Balance at end of Year
Reserves in accounts receivable:
December 31, 2007	2,127	(62)	(436)	(168)	1,461
December 31, 2008	1,461	1,023	59	(800)	1,743
December 31, 2009	1,743	2,152	(106)	(1,460)	2,329

Note 17—Contingencies

        We are from time to time involved in various legal proceedings of a character normally incident to our business. We do not believe that the outcome of these proceedings will have a material adverse effect on our consolidated financial condition or results of our operations and cash flows.

        Our operations are subject to federal, state and local environmental laws, rules and regulations. Pursuant to our Recapitalization on January 21, 1998, we were indemnified by Phelps Dodge Corporation with respect to certain environmental liabilities at our Henderson and London facilities, subject to certain limitations. Pursuant to the AKW acquisition agreement on April 1, 1999, in which Accuride purchased Kaiser Aluminum and Chemical Corporation's ("Kaiser") 50% interest in AKW, we have been indemnified by Kaiser with respect to certain environmental liabilities relating to the facilities leased by AKW (the "Erie Lease"). On February 12, 2002, Kaiser filed a voluntary petition in the United States Bankruptcy Court for the District of Delaware for reorganization under Chapter 11 of the United States Bankruptcy Code, which could limit our ability to pursue indemnification claims, if necessary, from Kaiser. Management does not believe that the outcome of any environmental proceedings will have a material adverse effect on the consolidated financial condition or results of our operations.

        As of December 31, 2009, we had an environmental reserve of approximately $1.5 million, related primarily to our foundry operations. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value, but does take into account the benefit of a contractual indemnity given to us by a prior owner of our wheel-end subsidiary. The failure for the indemnitor to fulfill its obligations could result in future costs that may be material. Any cash expenditures required by us or our subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. We currently anticipate spending approximately $0.2 million per year in 2010 through 2013 for monitoring the various environmental sites associated with the environmental reserve, including attorney and consultant costs for strategic planning and negotiations with regulators and other potentially responsible parties, and payment of remedial investigation costs. Based on all of the information presently available to us, we believe that our environmental reserves will be adequate to cover the future costs related to the sites associated with the environmental reserves, and that any additional costs will not have a material adverse effect on our financial condition, results of operations or cash flows. However, the discovery of additional sites, the modification of existing or promulgation of new laws or regulations, more vigorous enforcement by regulators, the imposition of joint and several liability as defined in CERCLA or analogous state laws, or other unanticipated events could result in a material adverse effect.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 17—Contingencies (Continued)

        The final Iron and Steel Foundry NESHAP was developed pursuant to Section 112(d) of the Clean Air Act and requires all major sources of hazardous air pollutants to install controls representative of maximum achievable control technology. We believe that our foundry operations are in compliance with the applicable requirements of the Iron and Steel Foundry NESHAP.

        At the Erie, Pennsylvania, facility, we have obtained an environmental insurance policy to provide coverage with respect to certain environmental liabilities. Management does not believe that the outcome of any environmental proceedings will have a material adverse effect on our consolidated financial condition or results of operations.

        During the fourth quarter of 2006, we resolved a commercial dispute with Ford. As a result of the resolution, we recognized $10.6 million of revenue in 2007. In addition, cash flow increased by $11.0 million in 2007. Ford re-sourced its Accuride business to another supplier during 2007. In 2007, total sales to Ford were less than 5% of total revenues.

        As of December 31, 2009, we had approximately 2,450 employees, of which 638 were salaried employees with the remainder paid hourly. Unions represent approximately 1,230 of our employees, which is 50% of our total employees. Each of our unionized facilities has a separate contract with the union that represents the workers employed at such facility. The union contracts expire at various times over the next few years with the exception of our union contract that covers the hourly employees at our Monterrey, Mexico, facility, which expires on an annual basis in January unless otherwise renewed. The 2010 negotiations in Monterrey have been deferred by mutual agreement of the Company and Union until the Company emerges from bankruptcy. In 2010, we have contracts expiring at our Elkhart, Erie and Rockford facilities. We do not anticipate that the outcome of the 2010 negotiations will have a material adverse effect on our operating performance or costs.

Note 18—Product Warranties

        The Company provides product warranties in conjunction with certain product sales. Generally, sales are accompanied by a 1- to 5-year standard warranty. These warranties cover factors such as non-conformance to specifications and defects in material and workmanship.

        Estimated standard warranty costs are recorded in the period in which the related product sales occur. The warranty liability recorded at each balance sheet date in other current liabilities reflects the estimated number of months of warranty coverage outstanding for products delivered times the average of historical monthly warranty payments, as well as additional amounts for certain major warranty issues that exceed a normal claims level. The following table summarizes product warranty activity recorded for the years ended December 31, 2009, 2008, and 2007:

	2009	2008	2007
Balance—beginning of year	$998	$2,360	$1,976
Provision for new warranties	265	178	1,796
Payments	(209)	(1,540)	(1,412)

Balance—end of year	$1,054	$998	$2,360

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 19—Guarantor and Non-guarantor Financial Statements

        Our prepetition Senior Subordinated Notes are fully and unconditionally guaranteed, on a joint and several basis, by substantially all of our 100% owned domestic subsidiaries ("Guarantor Subsidiaries"). The non-guarantor subsidiaries are our foreign subsidiaries. The following condensed financial information illustrates the composition of the combined Guarantor Subsidiaries:

CONDENSED CONSOLIDATING BALANCE SHEETS
(DEBTORS-IN-POSSESSION)

	December 31, 2009
(in thousands)	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
ASSETS
Cash and cash equivalents	$53,505	$(1,871)	$4,887	—	$56,521
Accounts receivable, net	26,145	185,953	5,831	$(151,628)	66,301
Inventories and supplies	18,374	44,003	5,147	(182)	67,342
Other current assets	3,099	2,635	23,290	(20,051)	8,973

Total current assets	101,123	230,720	39,155	(171,861)	199,137
Property, plant, and equipment, net	34,672	154,173	40,682	—	229,527
Goodwill	66,973	52,460	8,041	—	127,474
Intangible assets, net	373	88,857	—	—	89,230
Investments in and advances to subsidiaries and affiliates	271,863	—	—	(271,863)	—
Other non-current assets	17,104	1,341	7,857	—	26,302

TOTAL	$492,108	$527,551	$95,735	$(443,724)	$671,670

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable	$5,289	$22,206	$3,782	—	31,277
Debt	375,472	—	22,000	$—	397,472
Accrued payroll and compensation	3,006	5,885	5,427	—	14,318
Accrued interest payable	3,067	—	504	—	3,571
Accrued and other liabilities	8,297	277,845	1,977	(260,472)	27,647

Total current liabilities	395,131	305,936	33,690	(260,472)	474,285
Deferred and non-current income taxes	10,810	10,347	1,031	—	22,188
Other non-current liabilities	18,465	69,442	13,442	—	101,349
Liabilities subject to compromise	295,968	6,146	—	—	302,114
Stockholders' equity (deficiency)	(228,266)	135,680	47,572	(183,252)	(228,266)

TOTAL	$492,108	$527,551	$95,735	$(443,724)	$671,670

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 19—Guarantor and Non-guarantor Financial Statements (Continued)

	December 31, 2008
(in thousands)	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
ASSETS
Cash and cash equivalents	$95,630	$(1,633)	$29,679	—	$123,676
Accounts receivable, net	21,244	202,230	4,416	$(149,671)	78,219
Inventories and supplies	21,278	64,506	12,056	(534)	97,306
Other current assets	2,449	3,465	2,644	—	8,558

Total current assets	140,601	268,568	48,795	(150,205)	307,759
Property, plant, and equipment, net	39,365	173,255	46,018	—	258,638
Goodwill	66,973	52,460	8,041	—	127,474
Intangible assets, net	560	96,922	—	—	97,482
Investments in and advances to subsidiaries and affiliates	343,655	—	—	(343,655)	—
Other non-current assets	10,593	1,472	5,132	—	17,197

TOTAL	$601,747	$592,677	$107,986	$(493,860)	$808,550

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable	$10,523	$45,172	$8,242	—	63,937
Accrued payroll and compensation	2,380	11,349	5,922	—	19,651
Accrued interest payable	12,128	9	368	—	12,505
Accrued and other liabilities	9,101	279,329	5,082	(263,987)	29,525

Total current liabilities	34,132	335,859	19,614	(263,987)	125,618
Long term debt, net	618,069	3,100	30,000	—	651,169
Deferred and non-current income taxes	6,997	13,248	1,024	—	21,269
Other non-current liabilities	16,364	57,422	10,523	—	84,309
Stockholders' equity (deficiency)	(73,815)	183,048	46,825	$(229,873)	(73,815)

TOTAL	$601,747	$592,677	$107,986	$(493,860)	$808,550

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 19—Guarantor and Non-guarantor Financial Statements (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
(DEBTORS-IN-POSSESSION)

	Year ended December 31, 2009
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
Net sales	$277,268	$303,364	$90,009	$(100,448)	$570,193
Cost of goods sold	268,701	317,958	86,284	(100,448)	572,495

Gross profit (loss)	8,567	(14,594)	3,725	—	(2,302)
Operating expenses	29,330	12,553	565	—	42,448
Impairment of other intangibles	—	3,330	—	—	3,330
Prepetition fees	17,015	—	—	—	17,015

Income (loss) from operations	(37,778)	(30,477)	3,160	—	(65,095)
Other income (expense):
Interest expense, net	(56,993)	(150)	(2,610)	—	(59,753)
Loss on extinguishment of debt	(5,389)	—	—	—	(5,389)
Equity in earnings (losses) of subsidiaries	(23,270)	—	—	23,270	—
Other income (expense), net	(1,471)	252	8,107	—	6,888

Income (loss) before reorganization items and income taxes	(124,901)	(30,375)	8,657	23,270	(123,349)
Reorganization items	14,379	—	—	—	14,379
Income tax provision	832	—	1,552	—	2,384

Net income (loss)	$(140,112)	$(30,375)	$7,105	$23,270	$(140,112)

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 19—Guarantor and Non-guarantor Financial Statements (Continued)

	Year ended December 31, 2008
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
Net sales	$256,180	$667,521	$134,191	$(126,483)	$931,409
Cost of goods sold	217,214	660,520	124,558	(126,483)	875,809

Gross profit	38,966	7,001	9,633	—	55,600
Operating expenses	39,108	15,307	787	—	55,202
Impairment of goodwill and other intangibles	—	277,041	—	—	277,041

Income (loss) from operations	(142)	(285,347)	8,846	—	(276,643)
Other income (expense):
Interest expense, net	(43,758)	(79)	(7,563)	—	(51,400)
Equity in earnings (losses) of subsidiaries	(288,374)	—	—	288,374	—
Other income (expense), net	(621)	351	(4,551)	—	(4,821)

Income (loss) before income taxes	(332,895)	(285,075)	(3,268)	288,374	(332,864)
Income tax provision (benefit)	(4,629)	—	31	—	(4,598)

Net income (loss)	$(328,266)	$(285,075)	$(3,299)	$288,374	$(328,266)

	Year ended December 31, 2007
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
Net sales	$297,338	$673,975	$250,582	$(208,209)	$1,013,686
Cost of goods sold	265,137	641,526	228,738	(208,209)	927,192

Gross profit	32,201	32,449	21,844	—	86,494
Operating expenses	41,977	14,015	906	—	56,898

Income from operations	(9,776)	18,434	20,938	—	29,596
Other income (expense):
Interest (expense), net	(43,927)	(138)	(4,279)	—	(48,344)
Equity in earnings of affiliates	32,787	—	—	(32,787)	—
Other income (expense), net	5,458	441	1,079	—	6,978

Income (loss) before income taxes	(15,458)	18,737	17,738	(32,787)	(11,770)
Income tax provision (benefit)	(6,819)	—	3,688	—	(3,131)

Net income (loss)	$(8,639)	$18,737	$14,050	$(32,787)	$(8,639)

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 19—Guarantor and Non-guarantor Financial Statements (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
(DEBTORS-IN-POSSESSION)

	Year ended December 31, 2009
	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(140,112)	$(30,375)	$7,105	$23,270	$(140,112)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	8,230	33,527	5,656	—	47,413
Amortization—deferred financing costs	4,526	5	26	—	4,557
Amortization—other intangible assets	187	4,735	—	—	4,922
Loss on extinguishment of debt	5,389	—	—	—	5,389
Change in warrant liability	(594)	—	—	—	(594)
Paid-in-kind interest	9,421	—	—	—	9,421
Loss (gain) on disposal of assets	(275)	288	292	—	305
Loss on sale of marketable securities	1,100	—	—	—	1,100
Provision for deferred income taxes	263	—	601	—	864
Equity in earnings of subsidiaries and affiliates	23,270	—	—	(23,270)	—
Non-cash stock-based compensation	333	—	—	—	333
Impairments of other intangibles	—	3,330	—	—	3,330
Reorganization items	14,379	—	—	—	14,379
Payments on reorganization items	(5,559)	—	—	—	(5,559)
Change in other operating items	40,722	4,078	(29,860)	—	14,940

Net cash provided by (used in) operating activities	(38,720)	15,588	(16,180)	—	(39,312)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(6,976)	(12,776)	(612)	—	(20,364)
Other	(14,789)	280	—	—	(14,509)

Net cash used in investing activities	(21,765)	(12,496)	(612)	—	(34,873)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in revolving credit advance	4,315	—	(8,000)	—	(3,685)
Debtor in possession borrowing	21,467	—	—	—	21,467
Other	(10,752)	—	—	—	(10,752)

Net cash provided by (used in) financing activities	15,030	—	(8,000)	—	7,030

Decrease in cash and cash equivalents	(42,125)	(238)	(24,792)	—	(67,155)
Cash and cash equivalents, beginning of year	95,630	(1,633)	29,679	—	123,676

Cash and cash equivalents, end of period	$53,505	$(1,871)	$4,887	$—	$56,521

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 19—Guarantor and Non-guarantor Financial Statements (Continued)

	Year ended December 31, 2008
	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(328,266)	$(285,075)	$(3,299)	$288,374	$(328,266)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and impairment of PP&E	7,624	29,932	6,465	—	44,021
Amortization—deferred financing costs	1,205	5	25	—	1,235
Amortization—other intangible assets	584	4,814	—	—	5,398
Loss on disposal of assets	(110)	3,102	168	—	3,160
Deferred income taxes	(5,032)	—	(1,232)	—	(6,264)
Equity in earnings of subsidiaries and affiliates	288,374	—	—	(288,374)	—
Non-cash stock-based compensation	2,434	—	—	—	2,434
Impairments of investments	3,056	—	—	—	3,056
Impairments of goodwill and other intangibles	—	277,041	—	—	277,041
Change in other operating items	6,550	(8,991)	(8,539)	—	(10,980)

Net cash provided by (used in) operating activities	(23,581)	20,828	(6,412)	—	(9,165)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(7,966)	(20,340)	(1,379)	—	(29,685)
Other	(5,975)	353	—	—	(5,622)

Net cash used in investing activities	(13,941)	(19,987)	(1,379)	—	(35,307)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings on revolving debt	48,444	—	30,000	—	78,444
Other	(1,232)	—	1	—	(1,231)

Net cash provided by financing activities	47,212	—	30,001	—	77,213

Increase in cash and cash equivalents	9,690	841	22,210	—	32,741
Cash and cash equivalents, beginning of year	85,940	(2,474)	7,469	—	90,935

Cash and cash equivalents, end of year	$95,630	$(1,633)	$29,679	$—	$123,676

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 19—Guarantor and Non-guarantor Financial Statements (Continued)

	Year ended December 31, 2007
	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(8,639)	$18,737	$14,050	$(32,787)	$(8,639)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and impairment	5,827	29,348	20,737	—	55,912
Amortization—deferred financing costs	1,209	—	26	—	1,235
Amortization and impairment—other intangible assets	787	5,987	—	—	6,774
Loss (gain) on disposal of assets	200	128	105	—	433
Deferred income taxes	(5,210)	—	(3,240)	—	(8,450)
Equity in earnings of affiliates	(32,787)	—	—	32,787	—
Non-cash stock-based compensation	2,719	—	—	—	2,719
Change in other operating items	61,527	(23,311)	(5,258)	—	32,958

Net cash provided by operating activities	25,633	30,889	26,420	—	82,942

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(4,933)	(29,734)	(1,832)	—	(36,499)
Proceeds from sale of property, plant, and equipment	—	446	—	—	446
Other investments, net of cash acquired	(740)	—	—	—	(740)
Cash distribution from investment—Trimont	—	427	—	—	427

Net cash used by investing activities	(5,673)	(28,861)	(1,832)	—	(36,366)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net payments on long-term and revolving debt	(70,000)	—	—	—	(70,000)
Redemption of capital investment	46,970	—	(46,970)
Proceeds from employee stock option and stock purchase plans	3,006	—	—	—	3,006
Tax benefit from employee stock option exercises	1,149	—	—	—	1,149

Net cash used by financing activities	(18,875)	—	(46,970)	—	(65,845)

Increase (decrease) in cash and cash equivalents	1,085	2,028	(22,382)	—	(19,269)
Cash and cash equivalents, beginning of year	84,855	(4,502)	29,851	—	110,204

Cash and cash equivalents, end of year	$85,940	$(2,474)	$7,469	$—	$90,935

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 20—Debtors Financial Statements

        The financial statements of the Debtors are presented as follows:

Basis of Presentation

        Condensed Combined Debtors-in-Possession Financial Statements —The financial statements contained within this note represent the condensed combined financial statements for the Debtors only. Accuride's non-Debtor subsidiaries are treated as non-consolidated subsidiaries in these financial statements and as such their net income is included as "Equity income from non-Debtor subsidiaries, net of tax" in the statement of operations and their net assets are included as "Investments in non-Debtor subsidiaries" in the balance sheet.

        Intercompany Transactions—Intercompany transactions between Debtors have been eliminated in the financial statements contained herein. Intercompany transactions with the Debtor's non-Debtor subsidiaries have not been eliminated in the financial statements and are reflected as intercompany receivables and payables.

ACCURIDE CORPORATION
CONDENSED COMBINED DEBTORS-IN-POSSESSION BALANCE SHEET

(in thousands)	December 31, 2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$51,634
Accounts receivable, net	60,470
Inventories and supplies	62,195
Other current assets	5,734

Total current assets	180,033
PROPERTY, PLANT AND EQUIPMENT, net	188,845
OTHER ASSETS:
Goodwill	119,433
Intangible assets, net	89,230
Investments in non-Debtor subsidiaries	47,572
Other assets, net	18,445

TOTAL	$643,558

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 20—Debtors Financial Statements (Continued)

(in thousands)	December 31, 2009
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
CURRENT LIABILITIES:
Accounts payable	$27,495
Accrued payroll and compensation	8,891
Accrued interest payable	3,067
Debt	375,472
Accrued and other liabilities	25,670

Total current liabilities	440,595
LIABILITIES TO NON-DEBTOR SUBSIDIARIES	20,051
DEFERRED AND NON-CURRENT INCOME TAXES	21,157
OTHER LIABILITIES	87,907
LIABILITIES SUBJECT TO COMPROMISE	302,114
STOCKHOLDERS' DEFICIENCY	(228,266)

TOTAL	$643,558

ACCURIDE CORPORATION

CONDENSED COMBINED DEBTORS-IN-POSSESSION STATEMENTS OF OPERATIONS

(in thousands)	For the period from October 8, 2009 through December 31, 2009
NET SALES	$116,597
COST OF GOODS SOLD	113,176

GROSS PROFIT	3,421
OPERATING EXPENSES:
Selling, general and administrative	9,800
Impairment of other intangibles	3,330

LOSS FROM OPERATIONS	(9,709)
OTHER INCOME (EXPENSE):
Interest expense, net	(10,602)
Equity income from non-Debtor subsidiaries, net of tax	2,644
Other income (loss), net	(1,008)

LOSS BEFORE REORGANIZATION ITEMS AND INCOME TAXES	(18,675)
Reorganization Items	14,379

LOSS BEFORE INCOME TAXES	(33,054)
INCOME TAX PROVISION	3,323

NET LOSS	$(36,377)

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 20—Debtors Financial Statements (Continued)

ACCURIDE CORPORATION

CONDENSED COMBINED DEBTORS-IN-POSSESSION STATEMENT OF CASH FLOWS

(In thousands)	For the period from October 8, 2009 through December 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(36,377)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and impairment of property, plant and equipment	10,882
Amortization—deferred financing costs	1,209
Amortization—other intangible assets	1,138
Impairments of other intangibles	3,330
Reorganization items	14,379
Payments on reorganization items	(5,559)
Loss on disposal of assets	249
Provision for deferred income taxes	1,851
Non-cash stock-based compensation	84
Change in warrant liability	14
Paid-in-kind interest	2,902
Equity income from non-Debtor subsidiaries, net of tax	(2,644)
Change in other operating items	35,614

Net cash provided by operating activities	27,072

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(7,853)
Other	(19,455)

Net cash used in investing activities	(27,308)

CASH FLOWS FROM FINANCING ACTIVITIES:
Debtor in possession borrowing	21,467
Other	18,686

Net cash provided by financing activities	40,153
INCREASE IN CASH AND CASH EQUIVALENTS	39,917
CASH AND CASH EQUIVALENTS—Beginning of period	11,717

CASH AND CASH EQUIVALENTS—End of period	$51,634

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 21—Subsequent Events

        On October 8, 2009, Accuride and its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court").

        On November 18, 2009, we initially filed our Joint Plan of Reorganization (as amended and supplemented, the "Plan of Reorganization") and the related Disclosure Statement with the Bankruptcy Court. All classes of creditors entitled to vote voted to approve the Plan of Reorganization, and on February 18, 2010, the Bankruptcy Court entered an Order Confirming the Third Amended Joint Plan of Reorganization, which approved and confirmed the Plan of Reorganization, as modified by the confirmation order. On February 26, 2010 (the "Effective Date"), the Plan of Reorganization became effective and we emerged from Chapter 11 bankruptcy proceedings. Prior to the Effective Date, at the confirmation hearing, we and all of our constituents reached a settlement to fully resolve all disputes related to the Plan of Reorganization and all constituents agreed to support the Plan of Reorganization. During the pendency of the bankruptcy, we operated our business as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code.

Postpetition Capital Structure

        Pursuant to the Plan of Reorganization, as of the Effective Date, our new capital structure consists of the following:

  •
  Postpetition Senior Credit Facility—Our prepetition senior credit facility was amended and restated to provide for a senior credit facility of approximately $311.2 million. The interest rate for all loans will be, at our option, LIBOR + 6.75% (with a LIBOR floor of 3.00%) or Base Rate + 5.75% (with a Base Rate floor of 4.00%). The maturity for all loans and reimbursements of draws under the letters of credit is June 30, 2013. As part of the amendment, the financial covenants in the prepetition senior credit facility were replaced with minimum liquidity and minimum EBITDA covenants and a maximum capital expenditure covenant. The credit facility is secured by, among other things, a lien on substantially all of our U.S. and Canadian properties, assets and domestic subsidiaries and a pledge of 65% of the stock of our foreign subsidiaries.

    All Last-Out-Loans (as defined below) under our prepetition credit facility were paid on the Effective Date.

  •
  7.5% Senior Convertible Notes—We issued $140 million aggregate principal amount of 7.5% senior convertible notes due February 2020 pursuant to a rights offering (the "convertible notes"). The first six interest payments on the convertible notes will be paid-in-kind ("PIK") interest. Thereafter, beginning on August 26, 2013, interest on the convertible notes will be paid in cash. The $140 million principal amount of convertible notes is convertible into 60% of our outstanding Common Stock (as defined below), on a diluted basis as provided for the in the Plan of Reorganization.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 21—Subsequent Events (Continued)

    The convertible notes are convertible into common stock at an initial conversion rate of 1,333.3333 per $1,000 principal amount of notes (equivalent to an initial conversion price of $0.75 per share of common stock). The convertible notes are redeemable by the Company subject to the terms of the indenture agreement.

  •
  Common Stock and Warrants—We issued the following equity securities: (i) 98,000,000 shares of common stock, par value $0.01 per share (the "Common Stock"), to holders of our prepetition senior subordinated notes, on a pro rata basis (ii) 25 million shares of Common Stock to the parties backstopping the rights offering of Convertible Notes as payment of their backstop fee, (iii) 2,000,000 shares of Common Stock to holders of our prepetition common stock on a pro rata basis, (iv) warrants to purchase 22,058,824 shares of Common Stock (the "Warrants") to holders of our prepetition common stock on a pro rata basis and (v) 1,294,882 shares of Common Stock, net of shares withheld for tax purposes, under our Key Executive Incentive Plan. The Warrants are exercisable at an exercise price of $2.10 per share for a period beginning on the Effective Date and ending on the two-year anniversary of the Effective Date.

        Also under the Plan of Reorganization, our prepetition common stock, all other equity interests in Accuride, our prepetition senior subordinated notes and the indenture governing our prepetition senior subordinated notes (other than for the purposes of allowing holders of the notes to receive distributions under the Plan of Reorganization and allowing the trustees to exercise certain rights) were cancelled. The holders of these securities received the distributions described above pursuant to the Plan of Reorganization. All amounts outstanding under the DIP credit facility (as defined below) we had entered into to provide financing during the pendency of our bankruptcy were also paid on the Effective Date and the DIP credit facility was terminated in accordance with its terms.

        Maturities of long-term debt as of the Effective Date are as follows:

2010	$—
2011	—
2012	—
2013	309,100
2014	—
Thereafter	140,000

Total	$449,100

        Fresh-start reporting will be adopted, which will result in a new basis of accounting on the Effective Date. The reorganization value of $563 million will be allocated to the assets and liabilities, and the post-petition capital structure will replace the historical pre-petition capital structure. Historical tax attributes, such as net operating loss ("NOL") carryforwards will change because they will offset cancellation of debt income. Further, NOL carryforwards will be subject to annual utilization limitations.

ACCURIDE CORPORATION
(DEBTORS-IN-POSSESSION)

For the years ended December 31, 2009, 2008, and 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except share and per share data)

Note 21—Subsequent Events (Continued)

        Fresh start accounting reflects the value of the Company as determined in the confirmed Plan of Reorganization. Under fresh start accounting, the Company's asset values are re-measured using fair value, and are allocated in conformity with applicable accounting standards. Fresh start accounting also requires that all liabilities, other than deferred taxes, should be stated at fair value or at the present values of the amounts to be paid using appropriate market interest rates. Deferred taxes are determined in conformity with applicable accounting standards.

        Additionally, pursuant to the Plan of Reorganization, we amended and restated our Certificate of Incorporation and our bylaws to, among other things, reduce the size of our Board of Directors to seven directors. As of the Effective Date, our Board of Directors is now comprised of our President and Chief Executive Officer and six newly-appointed directors.

ACCURIDE CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Successor	Predecessor
(In thousands, except for per share and per share data)	September 30, 2010	December 31, 2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$51,364	$56,521
Customer receivables, net of allowance for doubtful accounts of $1,547 and $2,329 in 2010 and 2009, respectively	98,201	60,120
Other receivables	4,997	6,181
Inventories	64,693	50,742
Deferred income taxes	2,811	2,811
Income tax receivable	—	1,542
Prepaid expenses and other current assets	4,990	21,220

Total current assets	227,056	199,137
PROPERTY, PLANT AND EQUIPMENT, net	256,980	229,527
OTHER ASSETS:
Goodwill	128,741	127,474
Other intangible assets, net	234,518	89,230
Deferred financing costs, net of accumulated amortization of $285 and $7,360 in 2010 and 2009, respectively	10,583	4,282
Other	8,534	22,020

TOTAL	$866,412	$671,670

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Accounts payable	$58,699	$31,277
Accrued payroll and compensation	18,468	14,318
Accrued interest payable	5,196	3,571
Accrued workers compensation	7,746	7,038
Debt	—	397,472
Accrued and other liabilities	20,046	20,609

Total current liabilities	110,155	474,285
LONG-TERM DEBT	587,037	—
DEFERRED INCOME TAXES	13,375	14,274
NON-CURRENT INCOME TAXES PAYABLE	8,283	7,914
OTHER POSTRETIREMENT BENEFIT PLAN LIABILITY	74,240	61,292
PENSION BENEFIT PLAN LIABILITY	33,114	35,932
OTHER LIABILITIES	5,901	4,125
LIABILITIES SUBJECT TO COMPROMISE	—	302,114
COMMITMENTS AND CONTINGENCIES (Note 7)	—	—
STOCKHOLDERS' EQUITY (DEFICIENCY):
Predecessor Company Preferred Stock, $0.01 par value; 5,000,000 shares authorized and 1 issued	—	—
Predecessor Company Common Stock, $0.01 par value; 100,000,000 shares authorized, 48,139,000 shares issued, and 47,562,000 shares outstanding and additional paid-in-capital	—	268,582
Successor Company Preferred Stock, $0.01 par value; 100,000,000 shares authorized	—	—
Successor Company Common Stock, $0.01 par value; 800,000,000 shares authorized, 126,295,024 shares issued and outstanding and additional paid-in-capital	49,974	—
Predecessor Company Treasury stock—76,000 shares at cost in 2009	—	(751)
Accumulated other comprehensive income (loss)	—	(48,376)
Accumulated deficiency	(15,667)	(447,721)

Total stockholders' equity (deficiency)	34,307	(228,266)

TOTAL	$866,412	$671,670

See notes to unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Successor	Predecessor
(In thousands except per share data)	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009
NET SALES	$205,690	$145,209
COST OF GOODS SOLD	184,386	143,335

GROSS PROFIT	21,304	1,874
OPERATING EXPENSES:
Selling, general and administrative	14,854	22,372

INCOME (LOSS) FROM OPERATIONS	6,450	(20,498)
OTHER INCOME (EXPENSE):
Interest income	65	254
Interest expense	(10,787)	(18,385)
Unrealized gain on mark to market valuation of convertible debt	36,827	—
Other income, net	2,647	3,231

INCOME (LOSS) BEFORE INCOME TAXES	35,202	(35,398)
INCOME TAX PROVISION (BENEFIT)	4,351	(2,069)

NET INCOME (LOSS)	$30,851	$(33,329)

Weighted average common shares outstanding—basic	126,295	36,368
Basic income (loss) per share	$0.10	$(0.92)
Weighted average common shares outstanding—diluted	331,229	36,368
Diluted loss per share	$(0.01)	$(0.92)

See notes to unaudited condensed consolidated financial statements.

 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Successor	Predecessor
(In thousands except per share data)	Period from February 26 to September 30, 2010	Period from January 1 to February 26, 2010	Nine Months Ended September 30, 2009
NET SALES	$466,243	$104,059	$423,991
COST OF GOODS SOLD	423,520	99,577	431,098

GROSS PROFIT (LOSS)	42,723	4,482	(7,107)
OPERATING EXPENSES:
Selling, general and administrative	39,455	7,595	47,086

INCOME (LOSS) FROM OPERATIONS	3,268	(3,113)	(54,193)
OTHER INCOME (EXPENSE):
Interest income	132	54	717
Interest expense	(24,584)	(7,550)	(47,742)
Loss on extinguishment of debt	—	—	(5,389)
Unrealized gain on mark to market valuation of convertible debt	5,623	—	—
Other income, net	4,588	566	5,585

LOSS BEFORE REORGANIZATION ITEMS AND INCOME TAXES	(10,973)	(10,043)	(101,022)
Reorganization items	—	(59,311)	—

INCOME (LOSS) BEFORE INCOME TAXES	(10,973)	49,268	(101,022)
INCOME TAX PROVISION (BENEFIT)	4,694	(1,534)	(567)

NET INCOME (LOSS)	$(15,667)	$50,802	$(100,455)

Weighted average common shares outstanding—basic	126,295	47,572	36,197
Basic income (loss) per share	$(0.12)	$1.07	$(2.78)
Weighted average common shares outstanding—diluted	126,295	47,572	36,197
Diluted income (loss) per share	$(0.12)	$1.07	$(2.78)

See notes to unaudited condensed consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)

(In thousands)	Comprehensive Loss	Common Stock and Additional Paid-in- Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficiency)	Total Stockholders' Equity (Deficiency)
BALANCE at January 1, 2010 (Predecessor)	—	$268,582	$(751)	$(48,376)	$(447,721)	$(228,266)
Net loss before reorganization items	$(8,509)	—	—	—	(8,509)	(8,509)
Exercise of share-based awards	—	8	—	—	—	8
Reorganization items	—	—	—	—	(25,030)	(25,030)

Comprehensive loss	$(8,509)

BALANCE at February 26, 2010 (Predecessor)		268,590	(751)	(48,376)	(481,260)	(261,797)
FRESH START ADJUSTMENTS:
Debt discharge—Senior Subordinated Notes	—	48,540	—	—	242,436	290,976
Debt discharge—Deferred financing fees	—	—	—	—	(3,847)	(3,847)
Debt discharge—Sun Capital Warrant liability	—	—	—	—	76	76
Debt discharge—Term facility discount	—	—	—	—	(2,974)	(2,974)
Issuance of Warrants	—	—	—	—	(6,618)	(6,618)
Issuance of Notes	—	—	—	—	(144,732)	(144,732)

BALANCE at February 26, 2010 (Predecessor)		317,130	(751)	(48,376)	(396,919)	(128,916)
FRESH START ADJUSTMENTS:
Cancellation of Predecessor preferred, common and treasury stock	—	(317,130)	751	—	—	(316,379)
Cancellation of Predecessor accumulated deficit and accumulated other comprehensive loss	—	—	—	48,376	396,919	445,295
Issuance of new equity interests	—	49,396	—	—	—	49,396

BALANCE at February 26, 2010 (Successor)	—	49,396	—	—	—	49,396
Net loss	$(15,667)	—	—	—	(15,667)	(15,667)
Share-based compensation expense	—	593	—	—	—	593
Other	—	(15)	—	—	—	(15)
Other comprehensive income:
Pension liability adjustment (net of tax)	—	—	—	—	—	—

Comprehensive loss	$(15,667)

BALANCE—September 30, 2010 (Successor)		$49,974	$—	$—	$(15,667)	$34,307

See notes to unaudited condensed consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Successor	Predecessor
(In thousands)	Period from February 26 to September 30, 2010	Period from January 1 to February 26, 2010	Nine Months Ended September 30, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(15,667)	$50,802	$(100,455)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and impairment of property, plant and equipment	24,246	6,711	34,580
Amortization—deferred financing costs and discount amortization	460	694	3,340
Amortization—other intangible assets	6,482	821	3,690
Loss on extinguishment of debt	—	—	5,389
Reorganization items	—	(59,311)	—
Payments on reorganization items	—	(12,164)	—
Loss on disposal of assets	51	3	57
Provision for deferred income taxes	2,179	(1,560)	(136)
Non-cash share-based compensation	593	—	249
Non-cash change in market valuation—convertible notes	(5,623)	—	—
Non-cash change in warrant liability	(4,633)	—	(608)
Loss on sale of marketable securities	—	—	1,100
Paid-in-kind interest	6,161	1,769	6,519
Changes in certain assets and liabilities:
Receivables	(21,064)	(15,833)	1,427
Inventories and supplies	(4,954)	(5,736)	22,464
Prepaid expenses and other assets	(4,398)	1,051	(5,921)
Accounts payable	(6,068)	12,931	(26,910)
Accrued and other liabilities	6,510	(951)	1,688

Net cash used in operating activities	(15,725)	(20,773)	(53,527)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(8,148)	(1,457)	(16,122)
Sale of marketable securities	—	—	3,900
Other	13,266	(555)	213

Net cash provided by (used in) investing activities	5,118	(2,012)	(12,009)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from postpetition senior credit facility	1,850	309,019	—
Payment of postpetition senior credit facility	(310,869)	—	—
Payment of prepetition senior credit facility	—	(305,814)	—
Proceeds from issuance of bonds	301,593	—	—
Proceeds from convertible notes	—	140,000	—
Payment of debtor-in-possession borrowing	—	(25,000)	—
Payment of revolving credit facility	(15,000)	(71,659)	(53,000)
Increase in revolving credit facility	15,000	—	30,626
Deferred financing fees	(10,868)	—	—
Credit facility amendment fees	—	—	(10,797)
Other	(82)	65	48

Net cash provided by (used in) financing activities	(18,376)	46,611	(33,123)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(28,983)	23,826	(98,659)
CASH AND CASH EQUIVALENTS—Beginning of period	80,347	56,521	123,676

CASH AND CASH EQUIVALENTS—End of period	$51,364	$80,347	$25,017

Supplemental cash flow information:
Cash paid for interest	$12,782	$9,393	$32,660
Cash paid (received) for income taxes	$(1,066)	$(826)	$802
Non-cash transactions:
Purchases of property, plant and equipment in accounts payable	$1,116	$—	$621
Issuance of warrants	$—	$6,618	$4,655
Exercise of warrants	$—	$—	$3,985

See notes to unaudited condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 1—Summary of Significant Accounting Policies

        Basis of Presentation—The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, except that the unaudited condensed consolidated financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. However, in the opinion of Accuride Corporation ("Accuride" or the "Company"), all adjustments (consisting of normal recurring accruals) considered necessary to present fairly the condensed consolidated financial statements have been included.

        The results of operations for the periods January 1, 2010 through February 26, 2010 for the Predecessor Company and February 26, 2010 through September 30, 2010 for the Successor Company are not necessarily indicative of the results to be expected for the year ending December 31, 2010. The unaudited consolidated financial statements and notes thereto should be read in conjunction with the audited condensed consolidated financial statements and notes thereto disclosed in Accuride's Annual Report on Form 10-K for the year ended December 31, 2009.

        Allocations of fair value to tangible and intangible assets, goodwill, pension obligations and deferred taxes are based upon preliminary valuation information. It is anticipated that all necessary information will be available and the analysis will be completed during the fourth quarter of 2010.

        Chapter 11 Proceedings—On October 8, 2009, Accuride and its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Prior to filing for bankruptcy, we were in default under our prepetition senior credit facility and the indenture governing our prepetition senior subordinated notes due to our failure to comply with certain financial covenants in the prepetition senior credit facility and to make the $11.7 million interest payment due August 3, 2009 on our prepetition senior subordinated notes. Beginning in July 2009, we entered into a series of amendments and temporary waivers with our senior lenders and forbearances with our prepetition noteholders related to these defaults, which prevented acceleration of the indebtedness outstanding under these debt instruments and enabled us to negotiate a financial reorganization to be implemented through the bankruptcy process with these key constituents prior to our bankruptcy filing. On October 7, 2009, we entered into restructuring support agreements with the holders of approximately 57% of the principal amount of the loans outstanding under our prepetition senior credit facility and the holders of approximately 70% of the principal amount of our prepetition senior subordinated notes, pursuant to which the parties agreed to support a financial reorganization of Accuride and its domestic subsidiaries consistent with the terms set forth therein.

        On November 18, 2009, we filed our Joint Plan of Reorganization and the related Disclosure Statement with the Bankruptcy Court. All classes of creditors entitled to vote voted to approve the Plan of Reorganization. A confirmation hearing for the Plan of Reorganization was held beginning on February 17, 2010. At the confirmation hearing, we and all of our constituents reached a settlement to fully resolve all disputes related to the Plan of Reorganization and all of our key constituents agreed to support the Plan of Reorganization. On February 18, 2010, the Bankruptcy Court entered an order confirming the Third Amended Joint Plan of Reorganization, which approved and confirmed the Plan of Reorganization, as modified by the confirmation order. On February 26, 2010 (the "Effective Date"), the Plan of Reorganization became effective and we emerged from Chapter 11 bankruptcy proceedings. During the pendency of the bankruptcy, we operated our business as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 1—Summary of Significant Accounting Policies (Continued)

Financial Statement Presentation

        We have prepared the accompanying consolidated financial statements in accordance with Accounting Standards Codification ("ASC") 852. ASC 852 requires that the financial statements for the periods subsequent to a Chapter 11 filing separate transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, all transactions (including, but not limited to, all professional fees, realized gains and losses and provisions for losses) directly associated with the reorganization of the business are reported separately in the financial statements as reorganization items, net. The Predecessor Company recognized the following reorganization income (expense) in our financial statements:

Predecessor
(In thousands)	Period from January 1 to February 26, 2010
Debt discharge—Senior subordinate notes and interest	$242,436
Market valuation of $140 million Convertible Notes	(144,732)
Professional fees	(25,030)
Market valuation of warrants issued	(6,618)
Deferred financing fees	(3,847)
Term loan facility discount	(2,974)
Other	76

Total	$59,311

Fresh-Start Reporting

        Upon our emergence from Chapter 11 bankruptcy proceedings, we adopted fresh-start accounting in accordance with the provisions of ASC 852 Reorganizations ("ASC 852"), pursuant to which the midpoint of the range of our reorganization value was allocated to our assets and liabilities in conformity with the procedures specified by ASC 805, "Business Combinations."

        The following fresh-start balance sheet illustrates the financial effects on the Company of the implementation of the Plan of Reorganization and the adoption of fresh-start reporting. This fresh-start balance sheet reflects the effect of the consummation of the transactions contemplated in the Plan of Reorganization, including issuance of new indebtedness and repayment and settlement of old indebtedness.

        As a result of the adoption of fresh-start reporting, our consolidated statement of financial position and consolidated statements of operations subsequent to February 26, 2010, will not be comparable in many respects to our consolidated statement of financial position and consolidated statements of operations prior to February 26, 2010. References to "Successor Company" refer to Accuride after February 26, 2010, after giving effect to the application of fresh-start reporting. References to "Predecessor Company" refer to Accuride prior to February 26, 2010.

        The allocations of fair value are based upon valuation information and other studies that have not yet been completed due to the complexity of the analysis required. It is anticipated that all necessary information will be available and the analysis will be completed during the fourth quarter of 2010.

        During the three months ended September 30, 2010, significant adjustments to our fresh-start analysis included an increase to our pension and other postretirement liabilities of $17.9 million and a decrease of certain income tax liabilities of $5.2 million.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 1—Summary of Significant Accounting Policies (Continued)

        The preliminary effects of the Plan of Reorganization and fresh-start reporting on the Company's consolidated balance sheet as of February 26, 2010 are as follows:

	Fresh-Start Adjustments
(in thousands)	Predecessor	Debt Discharge and Issuance(a)	Reinstatement of Liabilities(b)	Revaluation of Assets and Liabilities(c)		Successor
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$34,880	$45,467	$—	$—		$80,347
Customer receivables, net	73,636	—	—	—		73,636
Other receivables	8,498	—	—	—		8,498
Inventories	56,639	—	—	3,028		59,667
Deferred income taxes	4,371	—	—	(1,836)		2,535
Income tax receivable	720	—	—	—		720
Prepaid expenses and other current assets	20,518	—	—	(16,439)		4,079

Total current assets	199,262	45,467	—	(15,247)		229,482
PROPERTY, PLANT AND EQUIPMENT, net	224,270	—	—	48,712	(d)	272,982
Goodwill	127,474	—	—	1,267	(d)	128,741
Other intangible assets, net	88,409	—	—	152,591	(d)	241,000
Deferred financing fees, net	3,847	(3,847)	—	—		—
Other	22,221	66	—	(4,190	)(d)	18,097

TOTAL	$665,483	$41,686	$—	$183,133		$890,302

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES
Accounts Payable	$57,074	$—	$7,978	$—		$65,052
Accrued payroll and compensation	18,058	—	—	—		18,058
Accrued interest payable	242	—	—	—		242
Debt	399,500	(399,500)	—	—		—
Accrued and other liabilities	27,044	(1,012)	346	(854	)(d)	25,524

Total current liabilities	501,918	(400,512)	8,324	(854)		108,876
LONG-TERM DEBT	—	593,751	—	—		593,751
DEFERRED INCOME TAXES	14,274	—	—	(3,625	)(d)	10,649
NON-CURRENT INCOME TAXES PAYABLE	7,914	—	—	—		7,914
OTHER POSTRETIREMENT BENEFIT PLAN LIABILITY	61,037	—	—	12,033	(d)	73,070
PENSION BENEFIT PLAN LIABILITY	35,915	—	—	(959	)(d)	34,956
OTHER LIABILITIES	4,108	6,542	2,814	(1,774	)(d)	11,690
LIABILITIES SUBJECT TO COMPROMISE	302,114	(290,976)	(11,138)	—		—
STOCKHOLDERS' EQUITY (DEFICIENCY):
Common stock and Additional Paid-in-Capital	268,590	48,540	—	(267,734)		49,396
Treasury stock	(751)	—	—	751		—
Accumulated other comprehensive loss	(48,376)	—	—	48,376		—
Retained earnings (deficiency)	(481,260)	84,341	—	396,919		—

Total stockholders' equity (deficiency)	(261,797)	132,881	—	178,312		49,396

TOTAL	$665,483	$41,686	$—	$183,133		$890,302

(a)
Included in the debt discharge and issuance is the receipt of the $140 million aggregate principal amount of convertible notes (as defined below), which was used to pay off the $71.1 million of Last-Out-Loans (as defined below) under our

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 1—Summary of Significant Accounting Policies (Continued)

  prepetition senior credit facility and our DIP facility (as defined below) of $25.0 million. The net gain recognized is a result of the discharge of our prepetition senior subordinated notes of $275.0 million along with interest of $16.0 million being partially offset by the issuance of the convertible notes and the corresponding equity received from the Plan of Reorganization.

(b)
The liabilities subject to compromise other than debt were reinstated to the appropriate liability classification as part of the Plan of Reorganization.

(c)
The allocations of fair value are based upon preliminary valuation information and other studies that have not yet been completed due to the complexity of the analysis required. It is anticipated that all necessary information will be available and the analysis will be completed during the fourth quarter of 2010. Also included in this column is the adoption of the new accounting policy for supplies.

(d)
Balances reflect adjustments made based on updated information pertaining to fair value of tangible and intangible assets, deferred tax liabilities, goodwill, pension obligations, other postretirement benefit obligations and other liabilities.

Postpetition Capital Structure

        Pursuant to the Plan of Reorganization, as of the Effective Date, our new capital structure consisted of the following:

  •
  Postpetition Senior Credit Facility—Our prepetition senior credit facility was amended and restated to provide for a senior credit facility of approximately $311.2 million. All Last-Out-Loans under our prepetition senior credit facility were paid in full on the Effective Date. On July 29, 2010, we refinanced the postpetition senior credit facility and the postpetition senior credit facility was terminated.

  •
  7.5% Senior Convertible Notes—We issued $140 million aggregate principal amount of 7.5% Senior Convertible Notes due 2020 (the "convertible notes") pursuant to a rights offering. The first six interest payments on the convertible notes will be paid-in-kind ("PIK") interest. Thereafter, beginning on August 26, 2013, interest on the convertible notes will be paid in cash. As of the Effective Date, the initial $140 million principal amount of convertible notes was convertible into 186,666,662 shares of our Common Stock.

  •
  Common Stock and Warrants—We issued the following equity securities: (i) 98,000,000 shares of our postpetition common stock, par value $0.01 per share (the "Common Stock"), to holders of our prepetition senior subordinated notes, on a pro rata basis (ii) 25,000,000 shares of Common Stock to the parties backstopping the rights offering of convertible notes as payment of their backstop fee, (iii) 2,000,000 shares of Common Stock to holders of our prepetition common stock on a pro rata basis, (iv) warrants to purchase 22,058,824 shares of Common Stock (the "Warrants") to holders of our prepetition common stock on a pro rata basis and (v) 1,294,882 shares of Common Stock, net of shares withheld for tax purposes, under our Key Executive Incentive Plan. The Warrants are exercisable at an exercise price of $2.10 per share until February 26, 2012.

        Under the Plan of Reorganization, our prepetition common stock, all other equity interests in Accuride, our prepetition senior subordinated notes and the indenture governing our prepetition senior subordinated notes were cancelled. The holders of these securities received the distributions described above. All amounts outstanding under the DIP credit facility were also paid in full on the Effective Date and the DIP credit facility was terminated in accordance with its terms.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 1—Summary of Significant Accounting Policies (Continued)

        Additionally, pursuant to the Plan of Reorganization, we amended and restated our Certificate of Incorporation and our Bylaws to, among other things, reduce the size of our Board of Directors to seven directors.

        Management's Estimates and Assumptions—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Derivative Financial Instruments—We use derivative financial instruments as part of our overall risk management strategy as further described under Item 7A of our 2009 Annual Report on Form 10-K. The derivative instruments used from time to time include interest rate and foreign exchange instruments. As of September 30, 2010, there were no derivatives that were designated as hedges for financial reporting purposes.

        Interest Rate Instruments—From time to time, we use interest rate swap agreements as a means of fixing the interest rate on portions of our floating-rate debt. The interest rate swap agreements are not designated as hedges for financial reporting purposes and are carried in the consolidated financial statements at fair value, with all realized and unrealized gains or losses reflected in current period earnings as a component of interest expense. As of December 31, 2009, we had one interest rate swap agreement to exchange, at specified intervals, the difference between 3.81% from March 2008 through March 2010, and the variable rate interest amounts calculated by reference to the notional principal amount of $125 million. As of December 31, 2009, we had a liability of $1.1 million included in accrued and other liabilities on the consolidated balance sheet. On March 10, 2010 we terminated the swap agreement and paid the outstanding liability.

        Gains and losses included as a component of interest expense for the three and nine months ended September 30, 2009, included realized losses of $1,190 and $3,044, respectively, and unrealized gains of $906 and $2,287, respectively.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 1—Summary of Significant Accounting Policies (Continued)

        Foreign Exchange Instruments—We use foreign currency forward contracts and option contracts to limit foreign exchange risk on anticipated but not yet committed transactions expected to be denominated in Canadian dollars. At September 30, 2010, we had no open foreign exchange contracts.

        Gains and losses are included as a component of other income and are not material in 2010. Gains included as a component of other income for the three and nine months ended September 30, 2009, included realized gains of $748 and $1,498, respectively and unrealized gains (losses) of ($58) and $104, respectively.

        Earnings Per Common Share—Basic and diluted earnings (loss) per common share were computed as follows:

	Successor	Predecessor	Successor	Predecessor
(In thousands except per share data)	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Period from February 26 to September 30, 2010	Period from January 1 to February 26, 2010	Nine Months Ended September 30, 2009
Numerator:
Net income (loss)	$30,851	$(33,329)	$(15,667)	$50,802	$(100,455)
Less: Earnings allocated to participating securities	(18,511)	—	—	—	—

Net income (loss) available to common stockholders—basic	$12,340	$(33,329)	$(15,667)	$50,802	$(100,455)

Net income (loss)	$30,851	$(33,329)	$(15,667)	$50,802	$(100,455)
Effect of dilutive securities:
Unrealized gain on mark to market valuation of conversion option	(36,827)	—	—	—	—
Discount amortization expense	600	—	—	—	—
PIK interest expense	2,661	—	—	—	—

Net income (loss) available to common stockholders—diluted	$(2,715)	$(33,329)	$(15,667)	$50,802	$(100,455)

Denominator:
Weighted average shares outstanding—Basic	126,295	36,368	126,295	45,572	36,197
Weighted average effect of dilutive securities:
Convertible notes	197,013	—	—	—	—
PIK notes	7,388	—	—	—	—
Effect of restricted stock units	533	—	—	—	—

Weighted average shares outstanding—Diluted	331,229	36,368	126,295	45,572	36,197
Basic income (loss) per common share	$0.10	$(0.92)	$(0.12)	$1.07	$(2.78)
Diluted income (loss) per common share	$(0.01)	$(0.92)	$(0.12)	$1.07	$(2.78)

        The computation of dilutive earnings per share for the three months ended September 30, 2010 did not include warrants exercisable for 22,058,824 shares of common stock because the effect would be anti-dilutive. For the period February 26, 2010 through September 30, 2010, there were warrants

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 1—Summary of Significant Accounting Policies (Continued)

exercisable for 22,058,824 shares of common stock, convertible notes exercisable for 197,012,809 shares of common stock and convertible notes issued as PIK interest exercisable for 7,387,982 shares of common stock that were not included in the computation of diluted earnings per share because the effect would be anti-dilutive. For the three and nine months ended September 30, 2009, there were 544,738 stock options, 1,117,113 stock appreciation rights, and a warrant exercisable for 238,728 shares that were not included in the computation of diluted earnings per share because the effect would be anti-dilutive.

        Stock-Based Compensation—Compensation expense for share-based compensation programs was recognized as follows:

	Successor	Predecessor	Successor	Predecessor
(In thousands)	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Period from February 26 to September 30, 2010	Period from January 1 to February 26, 2010	Nine Months Ended September 30, 2009
Share-based compensation expense recognized	$443	$125	$593	$—	$249

        On May 18, 2010 the Company authorized 1,829,517 shares of Common Stock for issuance pursuant to individual restricted stock unit agreements with employees of the Company. The awards granted on May 18, 2010 vest in installments of 33%, 33%, and 34% over a three year period on the anniversary date of the grant. On August 3, 2010 the Company authorized 557,977 shares of Common Stock for issuance pursuant to individual restricted stock unit agreements with directors of the Company. The awards granted on August 3, 2010 have vesting dates of March 1, 2011 and March 1, 2014 where 304,353 and 253,624 shares will vest and be paid, respectively. As of September 30, 2010, there was approximately $2.1 million of unrecognized pre-tax compensation expense related to share-based awards not yet vested that will be recognized over a weighted-average period of 1.3 years.

        Income Tax—We compute on a quarterly basis an estimated annual effective tax rate considering ordinary income and related income tax expense. Ordinary income refers to income (loss) before income tax expense excluding significant, unusual, or infrequently occurring items. The tax effect of an unusual or infrequently occurring item is recorded in the interim period in which it occurs. To the extent the Company cannot reliably estimate annual projected taxes for a taxing jurisdiction, taxes on ordinary income for such a jurisdiction are reported in the period in which they are incurred, which is the case for our domestic tax jurisdictions. Other items included in income tax expense in the periods in which they occur include the cumulative effect of changes in tax laws or rates, foreign exchange gains and losses, adjustments to uncertain tax positions, and adjustments to our valuation allowance due to changes in judgment in the realizability of deferred tax assets in future years.

        We have assessed the need to maintain a valuation allowance for deferred tax assets based on an assessment of whether it is more likely than not that deferred tax benefits will be realized through the generation of future taxable income. Appropriate consideration is given to all available evidence, both positive and negative, in assessing the need for a valuation allowance. Due to our recent history of U.S. operating and taxable losses, the inconsistency of these profits, and the uncertainty of our financial outlook, we continue to maintain a full valuation allowance against our domestic deferred tax assets.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 1—Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements

        In January 2010, the FASB issued ASU 2010-6, "Improving Disclosures about Fair Value Measurements," which requires interim disclosures regarding significant transfers in and out of Level 1 and Level 2 fair value measurements. Additionally, this ASU requires disclosure for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements. These disclosures are required for fair value measurements that fall in either Level 2 or Level 3. Further, the ASU requires separate presentation of Level 3 activity for the fair value measurements. We adopted the interim disclosure requirements under this standard during the quarter ended March 31, 2010, with the exception of the separate presentation in the Level 3 activity rollforward, which is not effective until fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.

Note 2—Operational Restructuring

        Prior to 2010, in response to the slow commercial vehicle market and the decline of sales, management undertook a review of current operations that led to a comprehensive restructuring plan. During that time, we approved a restructuring plan to more appropriately align our workforce in response to the relatively slow commercial vehicle market. Included were actions that were focused on the consolidation of several of our facilities.

        Restructuring costs are shown below by reportable segment of the Predecessor Company:

	January 1, 2010 to February 26, 2010	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2009
Wheels
Employee severance costs	$—	$—	$643
Lease and other contractual commitments	—	—	141
Components
Employee severance costs	186	88	130
Lease and other contractual commitments	—	—	3,219
Corporate
Employee severance costs	—	54	967

Total	$186	$142	$5,100

        The $0.2 million restructuring expenses recognized in the period January 1, 2010 to February 26, 2010 was recorded as a component of cost of goods sold. Of the $142 restructuring expenses recognized in the three months ended September 30, 2009, $88 was recorded in cost of goods sold and the remaining $54 was recorded in selling, general and administrative operating expenses. Of the $5.1 million restructuring expenses recognized in the nine months ended September 30, 2009, $4.1 million was recorded in cost of goods sold and the remaining $1.0 million was recorded in selling, general and administrative operating expenses.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 2—Operational Restructuring (Continued)

        The following is a reconciliation of the beginning and ending restructuring reserve balances for the periods ended December 31, 2009 and September 30, 2010:

	Employee Severance Costs	Lease and Other Contractual Costs	Total
Balance January 1, 2009	$4,281	$—	$4,281
Costs incurred and charged to operating expenses	1,037	—	1,037
Costs incurred and charged to cost of goods sold	788	3,360	4,148
Adjustments(1)	—	59	59
Costs paid or otherwise settled	(5,420)	(259)	(5,679)

Balance at December 31, 2009	$686	$3,160	$3,846
Costs incurred and charged to operating expenses	—	—	—
Costs incurred and charged to cost of goods sold	186	—	186
Adjustments(1)	—	9	9
Costs paid or otherwise settled	(293)	—	(293)

Balance at February 26, 2010	$579	$3,169	$3,748
Costs incurred and charged to operating expenses	109	—	109
Costs incurred and charged to cost of goods sold	46	—	46
Adjustments(1)	—	(2,449)	(2,449)
Costs paid or otherwise settled	(610)	(720)	(1,330)

Balance at September 30, 2010	$124	$—	$124

(1)
Represents accretion of interest on discounted restructuring liabilities and reduction in liability due to settlement agreement.

        The remaining accrued liabilities will be paid in 2010.

Note 3—Inventories

        Inventories are stated at the lower of cost or market. We review inventory on hand and write down excess and obsolete inventory based on our assessment of future demand and historical experience. The components of inventory on a FIFO basis are as follows:

	Successor	Predecessor
	September 30, 2010	December 31, 2009
Raw materials	$19,164	$14,432
Work in process	18,273	15,566
Finished manufactured goods	27,256	20,744

Total inventories	$64,693	$50,742

Note 4—Goodwill and Other Intangible Assets

        Goodwill and any indefinite-lived intangible assets are assessed for impairment annually or more frequently if circumstances indicate impairment may have occurred. The analysis of potential

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 4—Goodwill and Other Intangible Assets (Continued)

impairment of goodwill requires a two-step approach. The first step is the estimation of fair value of each reporting unit, which is compared to the carrying value. If step one indicates that impairment potentially exists, the second step is performed to measure the amount of impairment, if any. Goodwill impairment exists when the implied fair value of goodwill is less than its carrying value.

        The preliminary allocations of fair value to our operating segments are based upon preliminary valuation information and have not yet been completed due to the complexity of the analysis required. It is anticipated that the analysis will be completed during the fourth quarter of 2010. During the period ended September 30, 2010, fair value estimates we recorded for tangible and intangible assets, deferred taxes, pension obligations, other postretirement benefit obligations and other liabilities, resulted in a $62.7 million change in allocated goodwill. The changes in goodwill from February 26, 2010 to September 30, 2010 are as follows:

	Wheels	Components	Other	Corporate	Total
Balance as of February 26, 2010	$131,859	$49,564	$9,991	$—	$191,414
Valuation adjustment	(60,563)	(3,834)	1,724	—	(62,673)

Balance as of September 30, 2010	$71,296	$45,730	$11,715	$—	$128,741

        The preliminary value for intangible assets for the Successor Company includes $40,900 of technology which will be amortized over 15 years, $166,100 of customer relationships which will be amortized over 20 years, not deductible for income tax purposes, and $34,000 of trade names that are not subject to amortization.

        The changes in the carrying amount of other intangible assets for the period January 1, 2010 to February 26, 2010 by reportable segment for the Predecessor Company, are as follows:

	Components	Other	Corporate	Total
Balance as of December 31, 2009	$83,045	$5,812	$373	$89,230
Amortization	(726)	(64)	(31)	(821)

Balance as of February 26, 2010	$82,319	$5,748	$342	$88,409

        The changes in the carrying amount of other intangible assets for the period February 26, 2010 to September 30, 2010 by reportable segment for the Successor Company, are as follows:

	Wheels	Components	Other	Total
Balance as of February 26, 2010	$127,800	$81,100	$36,900	$245,800
Valuation adjustment	(3,300)	(1,700)	200	(4,800)
Amortization	(3,311)	(2,103)	(1,068)	(6,482)

Balance as of September 30, 2010	$121,189	$77,297	$36,032	$234,518

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 4—Goodwill and Other Intangible Assets (Continued)

        The summary of goodwill and other intangible assets is as follows:

		Successor			Predecessor
		As of September 30, 2010			As of December 31, 2009
	Weighted Average Useful Lives	Gross Amount	Accumulated Amortization	Carrying Amount	Gross Amount	Accumulated Amortization & Impairment	Carrying Amount
Goodwill	—	$128,741	$—	$128,741	$378,804	$251,330	$127,474

Other intangible assets:
Non-compete agreements	3.0	$—	$—	$—	$3,160	$2,787	$373
Trade names	—	34,000	—	34,000	38,080	30,980	7,100
Technology	15.0	40,900	1,593	39,307	33,540	11,279	22,261
Customer relationships	20.0	166,100	4,889	161,211	71,500	12,004	59,496

	19.0	$241,000	$6,482	$234,518	$146,280	$57,050	$89,230

        We estimate that aggregate intangible asset amortization expense for the Successor Company will be $9,195 in 2010 and $11,032 in each year beginning 2011 through 2014.

Note 5—Comprehensive income (loss)

        Comprehensive income (loss) for the period is summarized as follows:

	Successor	Predecessor	Successor	Predecessor
(In thousands)	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Period from February 26 to September 30, 2010	Period from January 1 to February 26, 2010	Nine Months Ended September 30, 2009
Net income (loss)	$30,851	$(33,329)	$(15,667)	$50,802	$(100,455)
Other comprehensive income (loss), net of tax:
Foreign currency translation impact on pension liabilities adjustment	(802)	(1,347)	—	—	(2,036)

Total comprehensive income (loss)	$30,049	$(34,676)	$(15,667)	$50,802	$(102,491)

        Included in accumulated other comprehensive loss is the impact of pension liability fluctuations in the Canadian dollar to U.S. dollar exchange rate related to our Canadian pension plans.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 6—Pension and Other Postretirement Benefit Plans

        Components of net periodic benefit cost for the periods ended:

	Pension Benefits		Other Benefits
	Successor	Predecessor	Successor	Predecessor
	Three Months ended September 30, 2010	Three Months ended September 30, 2009	Three Months ended September 30, 2010	Three Months ended September 30, 2009
Service cost-benefits earned during the period	$296	$390	$120	$83
Interest cost on projected benefit obligation	2,977	2,962	1,245	937
Expected return on plan assets	(2,918)	(3,238)	—	—
Amortization of net transition (asset) obligation	(4)	4	—	—
Amortization of prior service (credit) cost	(101)	96	524	(393)
Amortization of (gain)/loss	(1,179)	597	1	(123)

Net benefits cost charged to income	$(929)	$811	$1,890	$504
Curtailment charge	—	575	—	23
Contractual termination benefits charge	—	2,376	—	—

Total benefits cost charged to income	$(929)	$3,762	$1,890	$527

	Pension Benefits			Other Benefits
	Successor	Predecessor		Successor	Predecessor
	Period from February 26 to September 30, 2010	Period from January 1 to February 26, 2010	Nine Months ended September 30, 2009	Period from February 26 to September 30, 2010	Period from January 1 to February 26, 2010	Nine Months ended September 30, 2009
Service cost-benefits earned during the period	$824	$269	$1,135	$241	$61	$238
Interest cost on projected benefit obligation	6,889	1,989	8,677	2,517	642	2,764
Expected return on plan assets	(7,328)	(2,245)	(9,215)	—	—	—
Amortization of net transition (asset) obligation	—	2	10	—	—	—
Amortization of prior service (credit) cost	—	53	267	—	(261)	(1,179)
Amortization of (gain)/loss	—	603	1,684	—	—	(379)

Net benefits cost charged to income	$385	$671	$2,558	$2,758	$442	$1,444
Curtailment charge	—	—	575	—	—	23
Contractual termination benefits charge	—	—	2,376	—	—	—

Total benefits cost charged to income	$385	$671	$5,509	$2,758	$442	$1,467

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 6—Pension and Other Postretirement Benefit Plans (Continued)

        During the three months ended September 30, 2009, we recorded pre-tax curtailment losses of $3.0 million related to reductions of our workforce in our London, Ontario facility.

        From January 1, 2010 to February 26, 2010 and during the period from February 26, 2010 to September 30, 2010, contributions of $0.9 million and $6.1 million have been made to our sponsored pension plans, respectively. We presently anticipate contributing an additional $2.5 million to fund our pension plans during 2010.

Note 7—Commitments and Contingencies

        We are from time to time involved in various legal proceedings of a character normally incident to our business. We do not believe that the outcome of these proceedings will have a material adverse effect on our consolidated financial condition or results of our operations.

        As of September 30, 2010, we had an environmental reserve of approximately $1.5 million, related primarily to our foundry operations. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value, but does take into account the benefit of a contractual indemnity given to us by a prior owner of our wheel-end subsidiary. The failure of the indemnitor to fulfill its obligations could result in future costs that may be material. Any cash expenditures required by us or our subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. We currently anticipate spending approximately $0.2 million per year in 2010 through 2013 for monitoring the various environmental sites associated with the environmental reserve, including attorney and consultant costs for strategic planning and negotiations with regulators and other potentially responsible parties, and payment of remedial investigation costs. Based on all of the information presently available to us, we believe that our environmental reserves will be adequate to cover the future costs related to the sites associated with the environmental reserves and that any additional costs will not have a material adverse effect on our financial condition, results of operations or cash flows. However, the discovery of additional sites, the modification of existing or the promulgation of new laws or regulations, more vigorous enforcement by regulators, the imposition of joint and several liability under CERCLA or analogous state laws or other unanticipated events could result in a material adverse effect.

        The final Iron and Steel Foundry National Emission Standard for Hazardous Air Pollutants, or NESHAP, was developed pursuant to Section 112(d) of the Clean Air Act and requires all major sources of hazardous air pollutants to install controls representative of maximum achievable control technology. Based on currently available information, we do not anticipate ongoing costs regarding compliance with NESHAP; however, if we are found to be out of compliance with NESHAP, we could incur a liability that could have a material adverse effect on our business, results of operations, or financial condition.

        As of September 30, 2010, we had approximately 3,022 employees, of which 657 were salaried employees with the remainder paid hourly. Unions represent approximately 1,739 of our employees, which is approximately 58% of our total employees. We have collective bargaining agreements with several unions, including (1) the United Auto Workers, (2) the International Brotherhood of Teamsters, (3) the United Steelworkers, (4) the International Association of Machinists and Aerospace Workers, (5) the National Automobile, Aerospace, Transportation, and General Workers Union of Canada and (6) El Sindicato Industrial de Trabajadores de Nuevo Leon.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 7—Commitments and Contingencies (Continued)

        Each of our unionized facilities has a separate contract with the union that represents the workers employed at such facility. The union contracts expire at various times over the next few years with the exception of our union contract that covers the hourly employees at our Monterrey, Mexico, facility, which expires on an annual basis in January unless otherwise renewed. The 2010 negotiations in Monterrey, Elkhart and Erie have been completed. Subsequent to the period ended September 30, 2010, a new agreement at our Rockford facility was ratified on October 22, 2010. We have no remaining contracts expiring in 2010.

Note 8—Financial Instruments

        We have determined the estimated fair value amounts of financial instruments using available market information and other appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. A fair value hierarchy accounting standard exists for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and our own assumptions (unobservable inputs). Determining which category an asset or liability falls within the hierarchy requires significant judgment. We evaluate our hierarchy disclosures each quarter.

        The hierarchy consists of three levels:

Level 1	Quoted market prices in active markets for identical assets or liabilities;
Level 2	Inputs other than Level 1 inputs that are either directly or indirectly observable; and
Level 3	Unobservable inputs developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

        The carrying amounts of cash and cash equivalents, trade receivables, and accounts payable approximate fair value because of the relatively short maturity of these instruments. The fair value of debt at December 31, 2009 and September 30, 2010 was $400.9 million and $634.9 million, respectively.

		Fair Value
	Carrying Amount
		Level 1	Level 2	Level 3
As of September 30, 2010
Liabilities
Postpetition common stock warrants	$1,985			$1,985
Conversion option within our convertible notes	165,366			165,366

        Fair values relating to derivative financial instruments reflect the estimated amounts that we would receive or pay to terminate the contracts at the reporting date based on quoted market prices of comparable contracts as of the balance sheet date. Inputs that factor into the valuations for our warrants include the strike price of the warrants ($2.10 per common share), the market price of our common stock per share, dividend yield, volatility, risk-free rate, and the contractual term, which is two years from issuance. Inputs that factor into the market-based valuation model for the conversion option within our convertible notes include the market price of our common stock per share, volatility, the risk-free rate, and credit spread.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 8—Financial Instruments (Continued)

        The following table summarizes changes in fair value of our Level 3 assets and (liabilities) for the periods ended December 31, 2009, February 26, 2010, and September 30, 2010:

	Marketable Securities	Prepetition Common Stock Warrants	Postpetition Common Stock Warrants	Conversion Option within our Convertible Notes
Balance at January 1, 2009	$5,000	—	—	—
Purchase (issuance) of securities	—	$(4,655)	—	—
Unrealized gain (loss) recognized	—	594	—	—
Realized loss	(1,100)	—	—	—
Net settlements	(3,900)	3,985	—	—

Balance at December 31, 2009	$—	$(76)	—	—
Net settlements	—	76	—	—
Issuance of securities	—	—	$6,618	$170,989

Balance at February 26, 2010	$—	$—	$6,618	$170,989
Unrealized gain	—	—	(4,633)	(5,623)

Balance at September 30, 2010	$—	$—	$1,985	$165,366

Note 9—Segment Reporting

        As a part of our continual monitoring of the long-term economic characteristics, products and production processes, class of customer, and distribution methods of our operating segments, we aggregate our seven operating segments into three reportable segments shown below. The accounting policies of the reportable segments are the same as described in Note 1, Summary of Significant Accounting Policies.

        The fair values of our operating segments are based upon preliminary valuation information which has not yet been completed due to the complexity of the analysis required. It is anticipated that the analysis will

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 9—Segment Reporting (Continued)

be completed during the fourth quarter of 2010. Due to the impact of this on our reportable segments, the information in the table below should be considered preliminary.

	Successor	Predecessor	Successor	Predecessor
(In thousands except per share data)	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Period from February 26 to September 30, 2010	Period from January 1 to February 26, 2010	Nine Months Ended September 30, 2009
Net sales:
Wheels	$78,444	$63,504	$172,270	$38,379	$174,609
Components	107,385	75,412	250,365	57,233	222,535
Other	19,861	6,293	43,608	8,447	26,847

Consolidated total	$205,690	$145,209	$466,243	$104,059	$423,991

Income (loss) from operations:
Wheels	$10,661	$2,514	$16,986	$2,663	$5,388
Components	(692)	(4,850)	1,652	(2,250)	(28,395)
Other	5,208	391	10,176	1,662	3,636
Corporate	(8,727)	(18,553)	(25,546)	(5,188)	(34,822)

Consolidated total	$6,450	$(20,498)	$3,268	$(3,113)	$(54,193)

	Successor	Predecessor
	As of
	September 30, 2010	December 31, 2009
Total assets:
Wheels	$445,425	$265,977
Components	291,721	230,618
Other	72,587	29,997
Corporate	56,679	145,078

Consolidated total	$866,412	$671,670

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 10—Debt

        Debt at September 30, 2010, and December 31, 2009, consisted of the following:

	Successor	Predecessor
	September 30, 2010	December 31, 2009
	Debt	Subject to Compromise	Debt
Term Facility—Non-related Parties	$—	$—	$224,560
Term Facility—Related Party Last-Out Loans	—	—	79,486
Senior Secured Notes	301,768	—
Senior Subordinated Notes	—	275,000	—
Convertible Notes, including conversion option	285,269	—	—
Revolving Credit Facility	—	—	71,659
Term Facility Discount	—	—	(3,233)
Debtors-In-Possession ("DIP") Facility	—	—	25,000

Total	$587,037	$275,000	$397,472

        Pursuant to the Plan of Reorganization, as of the Effective Date, our new capital structure consisted of the following:

  •
  Postpetition Senior Credit Facility—On the Effective Date of the Plan of Reorganization, we entered into the fifth amendment and restatement to our prepetition senior credit facility (the "postpetition senior credit facility"). As of the Effective Date, under our postpetition senior credit facility Accuride had outstanding term loans of $287.0 million and outstanding letters of credit in the stated amount of $2.0 million and Accuride Canada Inc. had outstanding term loans of $22.0 million. The interest rate for all loans was, at our option, LIBOR + 6.75% (with a LIBOR floor of 3.00%) or Base Rate + 5.75% (with a Base Rate floor of 4.00%). The maturity for all loans and reimbursements of draws under the letters of credit was June 30, 2013.

    With certain exceptions, our postpetition senior credit facility required us to prepay loans with (i) 100% of excess cash flow (commencing with the fiscal year ending December 31, 2010), (ii) 100% of net proceeds from asset sales, (iii) 100% of new proceeds from new debt issuances, (iv) 100% of net cash proceeds from equity issuances and (v) 100% of cash received by us from third parties that are holding cash from letters of credit that they have drawn.

    The loans under our postpetition senior credit facility were secured by, among other things, a lien on substantially all of our U.S. and Canadian properties, assets and domestic subsidiaries and a pledge of 65% of the stock of our foreign subsidiaries.

  •
  7.5% Senior Convertible Notes—On the Effective Date of the Plan of Reorganization, we issued $140.0 million aggregate principal amount of convertible notes. The first six interest payments on the convertible notes will be PIK interest. Thereafter, beginning on August 26, 2013, interest on the convertible notes will be paid in cash.

    The convertible notes are convertible into Common Stock at any time beginning on the Effective Date until the second business day preceding maturity, at an initial conversion rate of 1333.3333 per $1,000 principal amount of notes (equivalent to an initial conversion price of $0.75 per share of

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 10—Debt (Continued)

    Common Stock). The conversion rate is subject to customary adjustments and will also be adjusted to account for PIK interest. The adjustment to the conversion rate for convertible notes issued as PIK interest serves to prevent the convertible notes outstanding immediately prior to the PIK interest payment from being diluted by the notes paid as PIK interest.

    On August 26, 2010, we made a PIK interest payment with respect to the convertible notes by increasing the principal amount of the notes by $5,250.

    Pursuant to the terms of the indenture, the conversion rate of the convertible notes is adjusted to 1407.2343 per $1,000 principal amount of notes (equivalent to a conversion price of $0.71 per share of common stock).

    The embedded conversion option is bifurcated and accounted for separately from the convertible debt. The conversion option is recorded at fair value and presented with the convertible notes on the consolidated balance sheet. Each period, the conversion option will be recorded at fair value with the corresponding non-cash gain or loss recognized in our consolidated statements of operations as a component of other income (expense). The decrease in fair value from February 26, 2010 to September 30, 2010 and for the three months ended September 30, 2010 was $5.6 million and $36.8 million, respectively.

  •
  Common Stock and Warrants—We issued the following equity securities: (i) 98,000,000 shares of Common Stock to holders of our prepetition senior subordinated notes, on a pro rata basis (ii) 25,000,000 shares of Common Stock to the parties backstopping the rights offering of convertible notes as payment of their backstop fee, (iii) 2,000,000 shares of Common Stock to holders of our prepetition common stock on a pro rata basis, (iv) Warrants to purchase 22,058,824 shares of Common Stock to holders of our prepetition common stock on a pro rata basis and (v) 1,294,882 shares of Common Stock, net of shares withheld for tax purposes, under our Key Executive Incentive Plan. The Warrants are exercisable at $2.10 per share until February 26, 2012, when they expire.

    In accordance with applicable accounting guidance, the Warrants were recorded as a liability at fair value on the Effective Date. Each period, the Warrants will be recorded at fair value with the corresponding non-cash gain or loss recognized in our consolidated statements of operations as a component of other income (expense).

        Also under the Plan of Reorganization, our prepetition common stock, all other equity interests in Accuride, our prepetition senior subordinated notes and the indenture governing our prepetition senior subordinated notes (other than for the purposes of allowing holders of the notes to receive distributions under the Plan of Reorganization and allowing the trustees to exercise certain rights) were cancelled. The holders of these securities received the distributions described above pursuant to the Plan of Reorganization. All amounts outstanding under the DIP credit facility that we had entered into to provide financing during the pendency of our bankruptcy were also paid on the Effective Date and the DIP credit facility was terminated in accordance with its terms.

        On July 29, 2010, we completed an offering, which we refer to as the "Refinancing," of $310.0 million aggregate principal amount of senior secured notes and entered into the ABL facility. We used the net proceeds from the offering of the senior secured notes and borrowings under the ABL facility to refinance our postpetition senior credit facility.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 10—Debt (Continued)

  •
  ABL Credit Agreement—In connection with the Refinancing, we entered into a new ABL Credit Facility (the "ABL facility"). The ABL facility is a senior secured asset based revolving credit facility in an aggregate principal amount of up to $75.0 million, with the right, subject to certain conditions, to increase the availability under the facility by up to $25.0 million in the aggregate (for a total aggregate availability of $100.0 million). The four-year ABL facility matures on July 29, 2014 and provides for loans and letters of credit in an aggregate amount up to the amount of the facility, subject to meeting certain borrowing base conditions, with sub-limits of up to $10.0 million for swingline loans and $25.0 million to be available for the issuance of letters of credit. Loans under the ABL facility initially bears interest at an annual rate equal to either LIBOR plus 3.50% or Base Rate plus 2.50%, at our option, subject to changes based on our leverage ratio as defined in the ABL facility.

    We must also pay a commitment fee equal to 0.50% per annum to the lenders under the ABL facility if utilization under the facility exceeds 50.0% of the total commitments under the facility and a commitment fee equal to 0.75% per annum if utilization under the facility is less than or equal to 50.0% of the total commitments under the facility. Customary letter of credit fees are also payable, as necessary.

    The obligations under the ABL facility are secured by (i) first-priority liens on substantially all of the Company's accounts receivable and inventories, subject to certain exceptions and permitted liens (the "ABL Priority Collateral") and (ii) second-priority liens on substantially all of the Company's owned real property and tangible and intangible assets other than the ABL Priority Collateral, including all of the outstanding capital stock of our domestic subsidiaries, subject to certain exceptions and permitted liens (the "Notes Priority Collateral").

  •
  9.5% Senior Secured Notes—In connection with the Refinancing, we issued $310.0 million aggregate principal amount of senior secured notes. Under the terms of the indenture governing the senior secured notes, the senior secured notes bear interest at a rate of 9.5% per year and mature on August 1, 2018. Prior to maturity we may redeem the senior secured notes on the terms set forth in the indenture governing the senior secured notes. The senior secured notes are guaranteed by the Guarantors, and the senior secured notes and the related guarantees are secured by first priority liens on the Notes Priority Collateral and second priority liens on the ABL Priority Collateral.

Note 11—Guarantor and Non-guarantor Financial Statements

        Prior to the Refinancing, our postpetition senior credit facility was secured by, among other things, a lien on substantially all of our U.S. and Canadian properties, assets and domestic subsidiaries ("Guarantor Subsidiaries") and a pledge of 65% of the stock of our foreign subsidiaries. Our convertible notes are fully and unconditionally guaranteed, on a joint and several basis, by substantially all of our 100% owned

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 11—Guarantor and Non-guarantor Financial Statements (Continued)

domestic subsidiaries. The non-guarantor subsidiaries are our foreign subsidiaries. The following condensed financial information illustrates the composition of the combined Guarantor Subsidiaries:

CONDENSED CONSOLIDATED BALANCE SHEET

	Successor
	September 30, 2010
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
ASSETS
Cash and cash equivalents	$47,801	$(2,873)	$6,436	—	$51,364
Accounts receivable, net	181,842	57,806	5,936	(142,386)	103,198
Inventories	20,056	39,853	4,784	—	64,693
Other current assets	1,972	2,752	3,077	—	7,801

Total current assets	251,671	97,538	20,233	(142,386)	227,056
Property, plant, and equipment, net	41,852	163,582	51,546	—	256,980
Goodwill	15,260	83,285	30,196	—	128,741
Intangible assets, net	54,157	145,365	34,996	—	234,518
Investments in and advances to subsidiaries and affiliates	443,643	—	—	(443,643)	—
Other non-current assets	11,457	1,759	5,901	—	19,117

TOTAL	$818,040	$491,529	$142,872	$(586,029)	$866,412

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable	$11,893	$38,752	$8,054	—	$58,699
Accrued payroll and compensation	4,036	9,552	4,880	—	18,468
Accrued interest payable	5,196	—	—	—	5,196
Accrued and other liabilities	3,961	127,068	39,149	(142,386)	27,792

Total current liabilities	25,086	175,372	52,083	(142,386)	110,155
Long term debt	587,037	—	—	—	587,037
Deferred and non-current income taxes	154,535	(133,999)	1,122	—	21,658
Other non-current liabilities	17,075	80,701	15,479	—	113,255
Stockholders' equity	34,307	369,455	74,188	(443,643)	34,307

TOTAL	$818,040	$491,529	$142,872	$(586,029)	$866,412

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 11—Guarantor and Non-guarantor Financial Statements (Continued)

	Predecessor
	December 31, 2009
(in thousands)	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
ASSETS
Cash and cash equivalents	$53,505	$(1,871)	$4,887	—	$56,521
Accounts receivable, net	26,145	185,953	5,831	$(151,628)	66,301
Inventories	14,870	33,963	2,091	(182)	50,742
Other current assets	6,603	12,675	26,346	(20,051)	25,573

Total current assets	101,123	230,720	39,155	(171,861)	199,137
Property, plant, and equipment, net	34,672	154,173	40,682	—	229,527
Goodwill	66,973	52,460	8,041	—	127,474
Intangible assets, net	373	88,857	—	—	89,230
Investments in and advances to subsidiaries and affiliates	271,863	—	—	(271,863)	—
Other non-current assets	17,104	1,341	7,857	—	26,302

TOTAL	$492,108	$527,551	$95,735	$(443,724)	$671,670

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable	$5,289	$22,206	$3,782	—	31,277
Debt	375,472	—	22,000	—	397,472
Accrued payroll and compensation	3,006	5,885	5,427	—	14,318
Accrued interest payable	3,067	—	504	—	3,571
Accrued and other liabilities	8,297	277,845	1,977	$(260,472)	27,647

Total current liabilities	395,131	305,936	33,690	(260,472)	474,285
Deferred and non-current income taxes	10,810	10,347	1,031	—	22,188
Other non-current liabilities	18,465	69,442	13,442	—	101,349
Liabilities subject to compromise	295,968	6,146	—	—	302,114
Stockholders' equity (deficiency)	(228,266)	135,680	47,572	(183,252)	(228,266)

TOTAL	$492,108	$527,551	$95,735	$(443,724)	$671,670

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor
	Three Months Ended September 30, 2010
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
Net sales	$90,287	$117,260	$31,218	$(33,075)	$205,690
Cost of goods sold	81,165	108,694	27,602	(33,075)	184,386

Gross profit	9,122	8,566	3,616	—	21,304
Operating expenses	11,091	3,702	61	—	14,854

Income (loss) from operations	(1,969)	4,864	3,555	—	6,450
Other income (expense):
Interest expense, net	(10,655)	(32)	(35)	—	(10,722)
Equity in earnings (losses) of subsidiaries	7,752	—	—	(7,752)	—
Other income (expense), net	38,750	264	460	—	39,474

Income before and income taxes	33,878	5,096	3,980	(7,752)	35,202
Income tax provision (benefit)	3,027	—	1,324	—	4,351

Net income (loss)	$30,851	$5,096	$2,656	$(7,752)	$30,851

	Predecessor
	Three Months Ended September 30, 2009
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
Net sales	$73,645	$74,675	$27,213	$(30,324)	$145,209
Cost of goods sold	69,926	77,909	25,824	(30,324)	143,335

Gross profit (loss)	3,719	(3,234)	1,389	—	1,874
Operating expenses	19,128	3,118	126	—	22,372

Income (loss) from operations	(15,409)	(6,352)	1,263	—	(20,498)
Other income (expense):
Interest expense, net	(17,624)	(40)	(467)	—	(18,131)
Equity in earnings (losses) of subsidiaries	(3,654)	—	—	3,654	—
Other income (expense), net	(153)	67	3,317	—	3,231

Income (loss) before income taxes	(36,840)	(6,325)	4,113	3,654	(35,398)
Income tax provision (benefit)	(3,511)	—	1,442	—	(2,069)

Net income (loss)	$(33,329)	$(6,325)	$2,671	$3,654	$(33,329)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 11—Guarantor and Non-guarantor Financial Statements (Continued)

	Successor
	Period from February 26 to September 30, 2010
	Parent	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Total
Net sales	$212,603	$258,184	$69,217	$(73,761)	$466,243
Cost of goods sold	202,016	233,054	62,211	(73,761)	423,520

Gross profit	10,587	25,130	7,006	—	42,723
Operating expenses	30,606	8,687	162	—	39,455

Income (loss) from operations	(20,019)	16,443	6,844	—	3,268
Other income (expense):
Interest expense, net	(24,222)	(76)	(154)	—	(24,452)
Equity in earnings (losses) of subsidiaries	20,812	—	—	(20,812)	—
Other income (expense), net	10,492	428	(709)	—	10,211

Income (loss) before and income taxes	(12,937)	16,795	5,981	(20,812)	(10,973)
Income tax provision (benefit)	2,730	—	1,964	—	4,694

Net income (loss)	$(15,667)	$16,795	$4,017	$(20,812)	$(15,667)

	Predecessor
	Period from January 1 to February 26, 2010
	Parent	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Total
Net sales	$47,897	$56,971	$14,011	$(14,820)	$104,059
Cost of goods sold	45,553	54,526	14,318	(14,820)	99,577

Gross profit (loss)	2,344	2,445	(307)	—	4,482
Operating expenses	5,327	2,216	52	—	7,595

Income (loss) from operations	(2,983)	229	(359)	—	(3,113)
Other income (expense):
Interest expense, net	(6,804)	(21)	(671)	—	(7,496)
Equity in earnings (losses) of subsidiaries	(826)	—	—	826	—
Other income (expense), net	547	49	(30)	—	566

Income (loss) before reorganization items and income taxes	(10,066)	257	(1,060)	826	(10,043)
Reorganization items	(59,334)	21	2	—	(59,311)
Income tax benefit	(1,534)	—	—	—	(1,534)

Net income (loss)	$50,802	$236	$(1,062)	$826	$50,802

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 11—Guarantor and Non-guarantor Financial Statements (Continued)

	Predecessor
	Nine Months Ended September 30, 2009
	Parent	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Total
Net sales	$206,503	$223,045	$68,288	$(73,845)	$423,991
Cost of goods sold	199,800	239,525	65,618	(73,845)	431,098

Gross profit (loss)	6,703	(16,480)	2,670	—	(7,107)
Operating expenses	37,440	9,180	466	—	47,086

Income (loss) from operations	(30,737)	(25,660)	2,204	—	(54,193)
Other income (expense):
Interest expense, net	(45,373)	(107)	(1,545)	—	(47,025)
Loss on extinguishment of debt	(5,389)	—	—	—	(5,389)
Equity in earnings of subsidiaries	(21,034)	—	—	21,034	—
Other income (expense), net	(413)	221	5,777	—	5,585

Income (loss) before income taxes	(102,946)	(25,546)	6,436	21,034	(101,022)
Income tax provision (benefit)	(2,491)	—	1,924	—	(567)

Net income (loss)	$(100,455)	$(25,546)	$4,512	$21,034	$(100,455)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 11—Guarantor and Non-guarantor Financial Statements (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor
	Period from February 26 to September 30, 2010
	Parent Company	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Total
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(15,667)	$16,795	$4,017	$(20,812)	$(15,667)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	5,554	15,337	3,355	—	24,246
Amortization—deferred financing costs	460	—	—	—	460
Amortization—other intangible assets	3,311	3,171	—	—	6,482
Loss on disposal of assets	4	25	22	—	51
Deferred income taxes	2,179	—	—	—	2,179
Paid-in-kind interest	6,161	—	—	—	6,161
Non-cash stock-based compensation	593	—	—	—	593
Equity in earnings of subsidiaries and affiliates	(20,812)	—	—	20,812	—
Non-cash change in market valuation—convertible notes	(5,623)	—	—	—	(5,623)
Non-cash change in warrant liability	(4,633)	—	—	—	(4,633)
Change in other operating items	(19,624)	(28,367)	18,017	—	(29,974)

Net cash provided by (used in) operating activities	(48,097)	6,961	25,411	—	(15,725)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(1,725)	(5,808)	(615)	—	(8,148)
Other	13,028	238	—	—	13,266

Net cash provided by (used in) investing activities	11,303	(5,570)	(615)	—	5,118

CASH FLOWS FROM FINANCING ACTIVITIES:
Other	3,624	—	(22,000)	—	(18,376)

Net cash provided by (used in) financing activities	3,624	—	(22,000)	—	(18,376)

Increase (decrease) in cash and cash equivalents	(33,170)	1,391	2,796	—	(28,983)
Cash and cash equivalents, beginning of period	80,971	(4,264)	3,640	—	80,347

Cash and cash equivalents, end of period	$47,801	$(2,873)	$6,436	$—	$51,364

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 11—Guarantor and Non-guarantor Financial Statements (Continued)

	Predecessor
	Period from January 1 to February 26, 2010
	Parent Company	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Total
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$50,802	$236	$(1,062)	$826	$50,802
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,205	4,527	979	—	6,711
Amortization—deferred financing costs	690	—	4	—	694
Amortization—other intangible assets	31	790	—	—	821
Reorganization items	(59,334)	21	2	—	(59,311)
Payments on reorganization items	(12,164)	—	—	—	(12,164)
Paid-in-kind interest	1,769	—	—	—	1,769
Loss (gain) on disposal of assets	2	1	—	—	3
Equity in earnings of subsidiaries and affiliates	826	—	—	(826)	—
Deferred income taxes	(1,560)	—	—	—	(1,560)
Change in other operating items	(752)	(6,636)	(1,150)	—	(8,538)

Net cash used in operating activities	(18,485)	(1,061)	(1,227)	—	(20,773)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(60)	(1,377)	(20)	—	(1,457)
Other	(600)	45	—	—	(555)

Net cash used in investing activities	(660)	(1,332)	(20)	—	(2,012)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from debt issuance	46,611	—	—	—	46,611

Net cash provided by financing activities	46,611	—	—	—	46,611

Increase (decrease) in cash and cash equivalents	27,466	(2,393)	(1,247)	—	23,826
Cash and cash equivalents, beginning of year	53,505	(1,871)	4,887	—	56,521

Cash and cash equivalents, end of period	$80,971	$(4,264)	$3,640	$—	$80,347

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 11—Guarantor and Non-guarantor Financial Statements (Continued)

	Predecessor
	Nine Months Ended September 30, 2009
	Parent Company	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Total
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(100,455)	$(25,546)	$4,512	$21,034	$(100,455)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	5,623	24,659	4,298	—	34,580
Amortization—deferred financing costs	3,319	2	19	—	3,340
Amortization—other intangible assets	140	3,550	—	—	3,690
Loss on extinguishment of debt	5,389	—	—	—	5,389
Deferred income taxes	(136)	—	—	—	(136)
Change in warrant liability	(608)	—	—	—	(608)
Paid-in-kind interest	6,519	—	—	—	6,519
Loss (gain) on disposal of assets	(477)	242	292	—	57
Equity in earnings of subsidiaries and affiliates	21,034	—	—	(21,034)	—
Non-cash stock-based compensation	249	—	—	—	249
Change in other operating items	10,436	6,398	(22,986)	—	(6,152)

Net cash provided by (used in) operating activities	(48,967)	9,305	(13,865)	—	(53,527)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(7,390)	(8,401)	(331)	—	(16,122)
Other	3,900	213	—	—	4,113

Net cash used in investing activities	(3,490)	(8,188)	(331)	—	(12,009)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in revolving credit advance	(35,000)	—	(8,000)	—	(43,000)
Other	9,877	—	—	—	9,877

Net cash used in financing activities	(25,123)	—	(8,000)	—	(33,123)

Increase (decrease) in cash and cash equivalents	(77,580)	1,117	(22,196)	—	(98,659)
Cash and cash equivalents, beginning of year	95,630	(1,633)	29,679	—	123,676

Cash and cash equivalents, end of period	$18,050	$(516)	$7,483	$—	$25,017

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 12—Subsequent Events

Conversion Offer and Reverse Stock Split

        On October 6, 2010, the Company announced that its Board of Directors approved a conversion offer for all of the Company's 7.5 percent senior convertible notes due 2020 and a 1-for-10 reverse stock split of the Company's common stock. The reverse stock split is subject to stockholder approval at a special meeting of stockholders, currently scheduled for November 18, 2010.

        In the conversion offer, holders of the Company's 7.5 percent senior convertible notes may elect to convert their convertible notes into post-split shares of the Company's common stock at a conversion rate of 238.2119 post-split shares per $1,000 principal amount of convertible notes. The conversion rate represents approximately 98 percent of the total number of shares into which the Company expects the convertible notes would be convertible on February 26, 2013, which is the final PIK interest payment date for the convertible notes.

        The conversion offer is not conditioned on completion of the reverse stock split. Filings subsequent to the reverse stock split will include a retrospective application of the impact to share data. The Company launched the conversion offer on October 22, 2010, and announced an intent to modify the terms of the conversion offer on November 4, 2010. The Company expects to complete the conversion offer in the fourth quarter of 2010.

In accordance with the applicable accounting guidance, the Company expects to recognize a non-cash charge related to the inducement for conversion during the fourth quarter of 2010. The amount of the charge depends on the number of participants and the market share of the common stock of the Company.

Sale of Assets

        On November 2, 2010, the Company announced the sale of certain assets related to its Brillion Farm EquipmentTM operating segment to Landoll Corporation.

The conversion agent for the conversion offer and consent solicitation is:

American Stock Transfer & Trust Co. LLC

American Stock Transfer & Trust Company, LLC
Operations Center
Attn: Reorganization Department
P.O. Box 2042
New York, New York 10272-2042

Call Toll-Free: (877) 248-6417

The information agent for the conversion offer and consent solicitation is:

105 Madison Avenue
New York, New York 10016

(212) 929-5500 (Call Collect)
or
 Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The lead dealer manager and solicitation agent for the conversion offer and consent solicitation is:

CREDIT SUISSE

Credit Suisse Securities (USA) LLC
Attn: Liability Management Group
Eleven Madison Avenue
New York, New York 10010
Collect: (212) 538-2147
U.S. Toll-Free: (800) 820-1653

The co-dealer manager and solicitation agent for the conversion offer and consent solicitation is:

Nomura
Nomura Securities International, Inc.
Attn: Convertible Desk/Liability Management
2 World Financial Center, Building B
New York, New York 10281-1198
Collect: (212) 667-2000
U.S. Toll-Free: (800) 635-2952

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

        Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our certificate of incorporation includes a provision that eliminates, to the fullest extent permitted by Delaware law, the personal liability of a director to our company or our stockholders for monetary damages for any breach of fiduciary duty as a director. Subject to certain limitations, our bylaws provides that we must indemnify our directors and executive officers to the fullest extent permitted by Delaware law.

        The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

        We have also entered into indemnification agreements with certain of our executive officers and each of our directors pursuant to which we have agreed to indemnify such executive officers and directors against liability incurred by them by reason of their services as an executive officer or director to the fullest extent allowable under applicable law.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Item 21.    Exhibits.

EXHIBIT INDEX

Exhibit Number		Description
1.1††	—	Form of Dealer Manager Agreement.
2.1	—
Agreement and Plan of Merger, dated as of December 24, 2004, by and among Accuride Corporation, Amber Acquisition Corp., Transportation Technologies Industries, Inc., certain signing stockholders and the Company Stockholders Representatives. Previously filed as an exhibit to the Form 8-K filed on December 30, 2004 and incorporated herein by reference.
2.2	—
Amendment to Agreement and Plan of Merger, dated as of January 28, 2005, by and among Accuride Corporation, Amber Acquisition Corp., Transportation Technologies Industries, Inc. certain signing stockholders and the Company Stockholders Representatives. Previously filed as an exhibit to the Form 8-K filed on February 4, 2005 and incorporated herein by reference.

Exhibit Number		Description
2.3	—	Third Amended Joint Plan of Reorganization for Accuride Corporation, et al. Previously filed as an exhibit to the Form 8-K filed on February 22, 2010, and incorporated herein by reference.
2.4	—	Confirmation Order for Third Amended Plan of Reorganization. Previously filed as an exhibit to the Form 8-K filed on February 22, 2010, and incorporated herein by reference.
3.1	—
Amended and Restated Certificate of Incorporation of Accuride Corporation. Previously filed as an exhibit to the Form 8-K (Acc. No. 0001104659-10-012168) filed on March 4, 2010, and incorporated herein by reference.
3.2	—	Amended and Restated Bylaws of Accuride Corporation. Previously filed as an exhibit to the Form 8-K (Acc. No. 0001104659-10-012168) filed on March 4, 2010, and incorporated herein by reference.
4.1	—
Indenture, dated as of February 26, 2010, by and among Accuride Corporation, Accuride Corporation's direct and indirect domestic subsidiaries and Wilmington Trust FSB, with respect to $140.0 million aggregate principal amount of 7.5% Senior Convertible Notes due 2020. Previously filed as an exhibit to the Form 8-K filed on March 4, 2010 (Acc. No. 0001104659-10-012168) and incorporated herein by reference.
4.2	—
Registration Rights Agreement, dated February 26, 2010, by and between Accuride Corporation and each of the Holders party thereto. Previously filed as an exhibit to the Form 8-K (Acc. No. 0001104659-10-012168) filed on March 4, 2010 and incorporated herein by reference.
4.3	—	Form of 7.5% Senior Convertible Note. Previously filed as an exhibit to the Form 8-K (Acc. No. 0001104659-10-012168) filed on March 4, 2010 and incorporated herein by reference.
4.4	—	Form of 9.5% First Priority Senior Secured Notes due 2018. Previously filed as an exhibit to Form 8-K filed on August 2, 2010 and incorporated herein by reference.
4.5	—
Indenture, dated as of July 29, 2010, by and among Accuride Corporation, the guarantors named therein, Wilmington Trust FSB, as trustee and Deutsche Bank Trust Company Americas, with respect to 9.5% First Priority Senior Secured Notes due 2018. Previously filed as an exhibit to the Form 8-K filed on August 2, 2010 (Acc. No. 0001104659-10-012168) and incorporated herein by reference.) and incorporated herein by reference.
4.6	—
Registration Rights Agreement, dated as of July 29, 2010, by and between Accuride Corporation and each of the Holders party thereto. Previously filed as an exhibit to the Form 8-K filed on August 2, 2010 (Acc. No. 0001104659-10-012168) and incorporated herein by reference.) and incorporated herein by reference.
4.7	—
Intercreditor Agreement, dated as of July 29, 2010, among Deutsche Bank Trust Company Americas, as initial ABL Agent, and Deutsche Bank Trust Company Americas, as Senior Secured Notes Collateral Agent. Previously filed as an exhibit to the Form 8-K filed on August 2, 2010 (Acc. No. 0001104659-10-012168) and incorporated herein by reference.) and incorporated herein by reference.
5.1††	—	Opinion of Latham & Watkins LLP.
8.1††	—	Opinion of Latham & Watkins LLP regarding certain tax matters.

Exhibit Number		Description
10.1	—	Lease Agreement, dated October 26, 1998, as amended, by and between Accuride Corporation and Viking Properties, LLC, regarding the Evansville, Indiana office space. Previously filed as an exhibit to Amendment No. 1 filed on February 23, 2005 to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.
10.2	—
Fourth Addendum to Lease Agreement With Option to Purchase, dated December, 22 2009, by and between Accuride Corporation, Viking Properties, LLC, and Logan Indiana Properties, LLC. Previously filed as an exhibit to the Form 8-K (Acc. No. 0001104659-10-012168) filed on March 4, 2010 and incorporated herein by reference.
10.3	—
Amended and Restated Plant Parcel Lease Agreement, dated as of March 31, 2005 and amended and restated as of March 1, 2009, by and between Accuride Erie L.P. and Greater Erie Industrial Development Corporation, as further amended by the attached Subordination, Non-disturbance and Attornment Agreement, dated June 9, 2009, between First National Bank of Pennsylvania, Greater Erie Industrial Development Corporation and Accuride Erie, L.P. Previously filed as an exhibit to the Form 8-K (Acc. No. 0001104659-09-038179) filed on June 15, 2009 and incorporated herein by reference.
10.4*	—	Accuride Executive Retirement Allowance Policy, dated December 2008. Previously filed as an exhibit to the Form 10-K filed on March 13, 2009 and incorporated herein by reference.
10.5	—	Security Agreement, dated July 26, 2006, by Accuride Canada, Inc. to Citicorp USA, Inc. Previously filed as an exhibit to the Form 10-Q filed on August 9, 2001 and incorporated herein by reference.
10.6*	—	Form of Severance and Retention Agreement (Tier I executives). Previously filed as an exhibit to the Form 10-K filed on March 13, 2009 and incorporated herein by reference.
10.7*	—	Form of Severance and Retention Agreement (Tier II executives). Previously filed as an exhibit to the Form 10-K filed on March 13, 2009 and incorporated herein by reference.
10.8*	—	Form of Severance and Retention Agreement (Tier III executives). Previously filed as an exhibit to the Form 10-K filed on March 13, 2009 and incorporated herein by reference.
10.10	—
Amended and Restated Build to Suit Industrial Lease Agreement, dated March 17, 2000, as amended, by and between Industrial Realty Partners, LLC and Imperial Group, L.P. Previously filed as an exhibit to Amendment No. 1 filed on February 23, 2005 to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.
10.11	—
Fourth Amendment to Amended and Restated Build to Suit Industrial Lease Agreement, dated February 18, 2010, by and between Industrial Realty Partners, LLC and Imperial Group, L.P. Previously filed as an exhibit to the Form 8-K (Acc. No. 0001104659-10-012168) filed on March 4, 2010 and incorporated herein by reference.
10.12	—
Standard Industrial Commercial Single-Tenant Lease-Net, dated July 16, 2003, by and between Napa/Livermore Properties, LLC and FABCO Automotive Corporation. Previously filed as an exhibit to Amendment No. 1 filed on February 23, 2005 to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.

Exhibit Number		Description
10.13	—	ABL Credit Agreement, dated July 29, 2010, by and among Accuride Corporation, Accuride Corporation's domestic subsidiaries, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Trust Company Americas, Sun Trust Bank, Wells Fargo Capital Finance, LLC, and the initial lenders named therein. Previously filed as an exhibit to Form 8-K filed on August 2, 2010 and incorporated herein by reference.
10.14*	—
Form of Accuride Corporation 2010 Annual Grant Restricted Stock Unit Award to be entered into by Accuride Corporation and individual directors of Accuride Corporation. Previously filed as an exhibit to Form S-8 filed on August 3, 2010 and incorporated herein by reference.
10.15*	—	Form of Indemnification Agreement between Accuride and members of the board of directors. Previously filed as an exhibit to Form 8-K filed on February 4, 2009 and incorporated herein by reference.
10.16*	—	Form of Indemnification Agreement between Accuride and its Directors and Officers. Previously filed as an exhibit to Form 8-K filed on May 5, 2010 and incorporated herein by reference.
10.17	—
Commercial Lease, effective August 1, 2006, by and between Accuride Corporation and RN Realty. Previously filed as an exhibit to the Form 8-K filed on July 17, 2006 and incorporated herein by reference.
10.18*	—
Accuride Corporation Directors' Deferred Compensation Plan, as amended and restated, effective January 1, 2009. Previously filed as an exhibit to the Form 10-K filed on March 13, 2009 and incorporated herein by reference.
10.19	—
Agreement of Lease, effective as of January 5, 2009, by and between Accuride Corporation and I-65 Corridor 1, L.L.C. Previously filed as an exhibit to the Form 8-K filed on January 12, 2009, and incorporated herein by reference.
10.20	—
Conversion Cap and Voting Agreement, by and among Accuride Corporation, York Credit Opportunities Fund, L.P., York Credit Opportunities Master Fund, L.P., and York Global Value Partners, L.P. Previously filed as an exhibit to the Form 8-K filed on March 17, 2010 and incorporated herein by reference.
10.22*	—	Accuride Incentive Compensation Plan. Previously filed as an exhibit to Form 10-Q filed on May 5, 2009 and incorporated herein by reference.
10.23*	—	Letter dated May 17, 2010 from Accuride Corporation and Mr. William M. Lasky. Previously filed as an exhibit to Form 10-Q filed on May 17, 2010 and incorporated herein by reference.
10.24*	—	Letter dated May 17, 2010 from Accuride Corporation and Mr. James H. Woodward, Jr. Previously filed as an exhibit to Form 10-Q filed on May 17, 2010 and incorporated herein by reference.
10.25*	—	Form of Restricted Stock Unit Agreement. Previously filed as an exhibit to Form 10-Q filed on May 17, 2010 and incorporated herein by reference.
10.26*	—	Accuride Corporation 2010 Incentive Award Plan. Previously filed as an exhibit to Form S-8 filed on August 3, 2010 and incorporated herein by reference.

Exhibit Number		Description
10.27*	—	Form of Accuride Corporation 2010 Initial Grant Restricted Stock Unit Award to be entered into by Accuride Corporation and individual directors of Accuride Corporation. Previously filed as an exhibit to Form S-8 filed on August 3, 2010 and incorporated herein by reference.
12.1†	—	Statement of computation of ratio of earnings to fixed charges.
21.1	—	Subsidiaries of the Registrant. Previously filed as an Exhibit 21.1 to Form 10-K filed on March 30, 2010 and incorporated herein by reference.
23.1†	—	Consent of Deloitte & Touche LLP.
23.2††	—	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
23.3††	—	Consent of Latham & Watkins LLP (included in Exhibit 8.1).
99.1†	—	Form of Amended and Restated Letter of Transmittal and Consent (including Form W-9).
99.2†	—	Form of Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.3†	—	Form of Amended and Restated Letter to Clients.
99.4†	—	Press Release, dated November 9, 2010.

†
Filed herewith

††
Previously filed

*
Management contract or compensatory agreement

Item 22.    Undertakings

        (a)   The undersigned Registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i)
    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

    (ii)
    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (5)   To supply by means of a post-effective amendment all information concerning a transaction that was not the subject of and included in the registration statement when it became effective.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4 within one business day of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

        (d)   The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning this transaction that was not the subject of and included in this Registration Statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf, thereunto duly authorized, in the City of Evansville, State of Indiana, on the 9th day of November, 2010.

ACCURIDE CORPORATION (Registrant)
By:	/s/ STEPHEN A. MARTIN Stephen A. Martin Senior Vice President/General Counsel

        Pursuant to the requirements of the Securities Act, this registration statement has been signed on November 9, 2010 by the following persons in the capacities indicated.

* William M. Lasky		Chairman of the Board, Interim President and Chief Executive Officer (Principal Executive Officer)
* James H. Woodward, Jr.		Senior Vice President and Chief Financial Officer (Principal Financial Officer)
* Gregory A. Risch		Vice President and Chief Accounting Officer (Principal Accounting Officer)
* Michael Bevacqua		Director
* Keith E. Busse		Director
* Benjamin C. Duster IV, Esq.		Director
* Robert J. Kelly		Director
* Stephen S. Ledoux		Director
* John W. Risner		Director
*By:	/s/ STEPHEN A. MARTIN Stephen A. Martin, as Attorney-in-Fact